This filing is made pursuant to Rule 424(b)(3) under the Securities Act of 1933 in connection with Registration No. 333-113805

PROSPECTUS

$450,000,000

Quintiles Transnational Corp.

Offer to Exchange

10% Senior Subordinated Notes due 2013,
which have been registered under the Securities Act of 1933, for any and all outstanding
10% Senior Subordinated Notes due 2013,
which have not been registered under the Securities Act of 1933

    We are offering, upon the terms and subject to the conditions set forth in this prospectus and the accompanying letter of transmittal, to exchange $450 million aggregate principal amount of our outstanding 10% Senior Subordinated Notes due 2013, which we refer to as the private notes, for an equal principal amount of 10% Senior Subordinated Notes due 2013, which we refer to as the exchange notes, with substantially identical terms. The exchange notes are registered under the Securities Act of 1933, as amended, or the Securities Act, and, as a result, will generally not be subject to the transfer restrictions applicable to the private notes.

    This exchange offer expires at 5:00 p.m., New York City time, on April 30, 2004, unless extended. You must tender your private notes by the expiration date to obtain exchange notes and the liquidity benefits the exchange notes offer.

    The exchange notes will bear interest at the rate of 10% per year. Interest on the exchange notes is payable on April 1 and October 1 of each year, beginning on October 1, 2004. The initial interest payment on the private notes will be paid on April 1, 2004. The exchange notes will mature on October 1, 2013.

    We may redeem some or all of the exchange notes at any time prior to October 1, 2008 at a price equal to 100% of the principal amount plus accrued and unpaid interest plus a “make-whole” premium. Thereafter, we may redeem some or all of the exchange notes at any time at the redemption prices described in this prospectus. In addition, prior to October 1, 2006, we may redeem up to 40% of the exchange notes from the proceeds of certain equity offerings. The redemption prices are discussed under the caption “Description of the Notes — Optional Redemption.”

    The exchange notes will be unsecured senior subordinated obligations of ours and will be subordinated in right of payment to all of our secured and senior indebtedness. In addition, all of our domestic subsidiaries and, as required by the indenture governing the exchange notes, future domestic subsidiaries and any subsidiaries that guarantee any of our or our domestic subsidiaries’ debt will guarantee the exchange notes on a senior subordinated basis.

    No public market exists for the private notes or the exchange notes. We do not intend to list the exchange notes on any securities exchange or to seek approval for quotation through any automated quotation system.

    Investing in the exchange notes involves risks. See “Risk Factors” beginning on page 13.

    Each broker-dealer that receives exchange notes for its own account pursuant to the exchange offer must acknowledge that it will deliver a prospectus in connection with any resale of the exchange notes. The letter of transmittal states that by so acknowledging and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act. This prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of exchange notes received in exchange for private notes where such private notes were acquired by such broker-dealer as a result of market-making activities or other trading activities. We have agreed that, starting on the expiration date and ending on the close of business 90 days after the expiration date, we will make this prospectus available to any broker-dealer for use in connection with any such resale. See “Plan of Distribution.”

    NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ADEQUACY OR ACCURACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The date of this prospectus is March 30, 2004.

FORWARD-LOOKING STATEMENTS
SUMMARY
RISK FACTORS
THE EXCHANGE OFFER
THE PHARMA SERVICES TRANSACTION
USE OF PROCEEDS
CAPITALIZATION
UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL INFORMATION
SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
BUSINESS
MANAGEMENT
PRINCIPAL STOCKHOLDERS
CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS
DESCRIPTION OF OTHER INDEBTEDNESS
DESCRIPTION OF THE EXCHANGE NOTES
BOOK-ENTRY; DELIVERY AND FORM
UNITED STATES TAXATION
PLAN OF DISTRIBUTION
LEGAL MATTERS
EXPERTS
WHERE YOU CAN OBTAIN ADDITIONAL INFORMATION
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS OF QUINTILES TRANSNATIONAL CORP. AND SUBSIDIARIES

      You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with different information. This prospectus may only be used where it is legal to sell these securities. The information about us contained in this prospectus is materially complete; however, you should not assume that the information contained in this prospectus is accurate as of any date other than the date on the front cover of this prospectus.

      No person is authorized in connection with this exchange offer to give any information or to make any representation not contained in this prospectus, and, if given or made, such other information or representation must not be relied upon as having been authorized by us. The information contained herein is as of the date hereof and is subject to change, completion or amendment without notice. Neither the delivery of this prospectus at any time nor the offer, sale or delivery of any note shall, under any circumstances, create any implication that there has been no change in the information set forth herein or in our affairs since the date hereof.

      In making an investment decision regarding the exchange notes, you must rely on your own examination of us, the subsidiary guarantors and the terms of this exchange offer, including the merits and risks involved. Neither we nor any of our representatives is making any representation to any offeree or purchaser of the exchange notes regarding the advisability or legality of an investment therein by such offeree or purchaser under any applicable legal investment or similar laws or regulations. You should not construe the contents of this prospectus as legal, business or tax advice, and you should consult your own counsel, accountants and other advisors as to the legal, tax, business, financial and related aspects of a purchase of the exchange notes.

      This prospectus contains summaries believed to be accurate with respect to certain documents, but reference is made to the full text of the actual documents for complete information. All such summaries are qualified in their entirety by such reference. Copies of the documents that have been filed as exhibits to the registration statement, of which this prospectus is a part, can be obtained from the Securities and Exchange Commission or from us. See “Where You Can Obtain Additional Information.”

      This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any of the notes to you or any person in any jurisdiction where it is unlawful to make such an offer or solicitation.

NOTICE TO NEW HAMPSHIRE RESIDENTS

      NEITHER THE FACT THAT A REGISTRATION STATEMENT OR AN APPLICATION FOR A LICENSE HAS BEEN FILED UNDER CHAPTER 421-B OF THE NEW HAMPSHIRE REVISED STATUTES ANNOTATED, 1955, AS AMENDED, WITH THE STATE OF NEW HAMPSHIRE NOR THE FACT THAT A SECURITY IS EFFECTIVELY REGISTERED OR A PERSON IS LICENSED IN THE STATE OF NEW HAMPSHIRE CONSTITUTES A FINDING BY THE SECRETARY OF STATE THAT ANY DOCUMENT FILED UNDER RSA 421-B IS TRUE, COMPLETE AND NOT MISLEADING. NEITHER ANY SUCH FACT NOR THE FACT THAT AN EXEMPTION OR EXCEPTION IS AVAILABLE FOR A SECURITY OR A TRANSACTION MEANS THAT THE SECRETARY OF STATE HAS PASSED IN ANY WAY UPON THE MERITS OR QUALIFICATIONS OF, OR RECOMMENDED OR GIVEN APPROVAL TO, ANY PERSON, SECURITY OR TRANSACTION. IT IS UNLAWFUL TO MAKE, OR CAUSE TO BE MADE, TO ANY PROSPECTIVE PURCHASER, CUSTOMER OR CLIENT ANY REPRESENTATION INCONSISTENT WITH THE PROVISIONS OF THIS PARAGRAPH.

FORWARD-LOOKING STATEMENTS

      This prospectus contains forward-looking statements. Such forward-looking statements reflect, among other things, our current expectations and anticipated results of operations, all of which are subject to known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements, or industry results, to differ materially from those expressed or implied by such forward-looking statements. Therefore, any statements contained herein that are not statements of historical fact may be forward-looking statements and should be evaluated as such. Without limiting the foregoing, the words, “anticipates,” “believes,” “expects,” “intends,” “plans,” “should,” “will” and the negative thereof and similar words and expressions are intended to identify forward-looking statements. Except as required under the federal securities laws or by the rules and regulations of the Securities and Exchange Commission, or SEC, we assume no obligation to update any such forward-looking information to reflect actual results or changes in the factors affecting such forward-looking information. The many factors that could cause actual results to differ materially from those expressed in, or implied by, the forward-looking statements include, without limitation:

•	our substantial indebtedness;

•	our ability to comply with certain covenants in our debt documents;

•	our ability to maintain our existing customer contracts or to enter into new contracts;

•	variations in the actual savings and operating improvements resulting from our restructurings;

•	changes in existing, and the adoption of new, regulations affecting the pharmaceutical industry;

•	changes in trends in the pharmaceutical industry;

•	the risk that the market for our products and services will not grow as expected;

•	for any given time period, the demand for our services and the composition of our backlog may not match our service capacity in particular geographic locations or therapeutic areas;

•	historical indications of the relationship of our backlog to revenues may not be indicative of the future relationship of such items;

•	delays in obtaining or failure to receive required regulatory approvals of our customers’ projects or products;

ii

•	the risk that certain of our existing transactions, including those undertaken through our PharmaBio Development Group, will not generate revenue or profit at the rate or levels we anticipate or that royalty revenues under the PharmaBio Development Group agreements may not be adequate to offset our upfront and ongoing expenses in providing sales and marketing services or in making milestone and marketing payments;

•	risks and potential liabilities associated with supervising clinical trials, data and laboratory analysis and patient recruitment and operating laboratories used for such purposes, including relating to the personal injury or death of persons participating in the clinical trials;

•	risks and potential liabilities associated with assertions by either regulatory agencies or our customers that we performed our services improperly, which, if proven, could subject us to substantial damages, fines or penalties;

•	the risk that new and proposed laws and regulations regarding confidentiality of patients’ information could result in increased liability risks or costs or limit our service offerings;

•	the ability to operate successfully in new lines of business;

•	changes in the economic and geopolitical conditions in the various countries in which we conduct our operations;

•	the general possibility or express threat of terrorist attacks such as those that occurred on September 11, 2001 and other terrorist acts or disruptive events;

•	the outbreak or escalation of international hostilities, such as those currently in effect in Afghanistan, Iraq and the Middle East generally; and

•	other factors disclosed in this prospectus under the caption “Risk Factors.”

iii

SUMMARY

      This summary may not contain all of the information that may be important to you. You should read this summary together with the entire prospectus, including the risk factors and our financial statements and the related notes included elsewhere herein, before making a decision with respect to exchanging the private notes. On September 25, 2003, pursuant to a merger agreement, dated as of April 10, 2003, as amended on August 18, 2003, by and among us, Pharma Services Acquisition Corp. and its parent company, Pharma Services Holding, Inc., Pharma Services Pharma Services Acquisition Corp. merged with and into Quintiles, with Quintiles continuing as an indirect wholly owned subsidiary of Pharma Services Holding, Inc. Pharma Services Holding, Inc. was formed by Dennis B. Gillings, Ph.D., our Executive Chairman, Chief Executive Officer and founder, and One Equity Partners LLC, or One Equity, the private equity arm of Bank One Corporation. In this prospectus unless the context indicates otherwise, the terms “Company” and “Quintiles” refer to Quintiles Transnational Corp. and its subsidiaries. The term “Pharma Services” refers to Pharma Services Holding, Inc., its wholly owned subsidiary, Pharma Services Intermediate Holding Corp., sometimes referred to as “Intermediate Holding.” The terms “we,” “us” and “our” refer to Quintiles prior to its merger with Acquisition Corp. and to the surviving corporation after giving effect to the merger. The term “notes” refers collectively to the exchange notes being offered hereby and the private notes. The term “Pharma Services transaction” refers collectively to Pharma Services’ acquisition of Quintiles, sometimes referred to as the “merger,” the equity investments in Pharma Services by One Equity, Dennis B. Gillings, Ph.D. and his affiliates, certain members of our senior management, and other investors, the funding of our secured credit facility and the offering of the private notes.

Company Overview

      We provide a full range of integrated product development and commercial development services to the pharmaceutical and biotechnology industries. Based on our competitors’ press releases and public filings with the SEC, we are the largest company in the pharmaceutical outsourcing services industry as ranked by 2003 gross revenues. We also provide market research services and strategic analyses to support health care decisions and health care policy consulting to governments and other organizations worldwide. This broad range of services helps our customers lower their costs, reduce the length of time from the beginning of development to peak sales of a new drug and increase the sales of their products.

      Our business is organized into three segments: the Product Development Group, the Commercial Services Group and the PharmaBio Development Group. The combination of these three business segments, together with Verispan, LLC, our joint venture with McKesson Corporation, which provides research and market data to help drug sponsors better market their products, enables us to provide a broad range of outsourcing services to the pharmaceutical and biotechnology industries. We believe this comprehensive suite of services offers customers the opportunity to outsource through Quintiles all key phases of a product’s development and sales from the preclinical phase through patent expiration and beyond.

      Product Development Group. Our Product Development Group provides global expertise in drug development from early compound analysis through regulatory submission. Our capabilities span preclinical and all phases of clinical testing with particular strength in Phase I, Phase II, and Phase III clinical studies. The Product Development Group historically has been divided into two lines of business: Early Development and Laboratory Services, which focuses on early stage pharmaceutical development and laboratory services for the later phases, and Clinical Development Services, which specializes in clinical trials for regulatory approval of products under investigation. We also emphasize and target a strong opportunity in Phase IIIb and Phase IV clinical and marketing studies, traditionally known as Late Phase studies, which are developing into a third line of business in the Product Development Group called Strategic Research Services, or SRS. Late Phase studies may be recommended by regulators and utilized by our customers’ marketing departments to assess safety issues and responses to drug therapy for commonly occurring patient profiles.

      Commercial Services Group. Our Commercial Services Group provides our customers with a comprehensive range of specialized pre-launch, launch, and post-launch fee-for-service contract sales and strategic marketing services. The Commercial Services Group is comprised of our Commercialization business and our Medical Communication and Consulting business. Our Commercial Services Group not only provides contract sales, but also provides contract marketing and other services. This group delivers integrated, strategic and tactical solutions in sales and marketing across the product life cycle for pharmaceutical and biotechnology companies as well as for other entities across the healthcare spectrum. In addition, our Commercial Services Group provides strategic health and human services consulting for customers including hospitals, long-term care facilities, foundations, managed care organizations, employers, the military and federal and state governments.

      PharmaBio Development Group. Our PharmaBio Development Group enters into partnering transactions with certain of our customers. These transactions typically involve providing funding to the customer, either through direct payments or loans (sometimes convertible into capital stock of the customer) to help customers develop and/or market their particular drug(s). We also may invest in our customers’ equity and/or provide services through our Commercial Services Group. Furthermore, the transactions often grant us royalties or commissions based on sales of the customer’s product. We believe these partnering transactions allow us to explore new opportunities and areas for incremental growth in a controlled manner that draws upon our skill and industry knowledge. Our professional clinical staff numbers in the thousands and provides a very broad base of knowledge and experience with considerable numbers of pharmaceutical products. This expertise enables us to conduct an in-depth assessment of a product’s potential in the marketplace before we enter into a partnering transaction with any of our customers. At the end of 2001, the PharmaBio Development Group expanded its scope of activities to include the acquisition of rights to market products and has significantly expanded the sales of a number of these products.

      Dennis B. Gillings, Ph.D. founded Quintiles in 1982 to offer biostatistics and data management services to the pharmaceutical industry. Since that time, we have continued to expand the scope of our services and our geographic presence to support the needs of our customers on a worldwide basis. In recent years, we have focused our efforts on increasing the efficiency of our operating units, creating new services, consolidating our previous acquisitions, expanding our international presence, particularly in Japan, and increasing our presence with new customers, including biotechnology companies.

The Pharma Services Transaction

      On September 25, 2003, Pharma Services acquired all of the issued and outstanding shares of our common stock. Intermediate Holding currently owns 99.2% of our outstanding common stock with Pharma Services owning the remainder. Intermediate Holding is wholly owned by Pharma Services. Pharma Services was formed for purposes of the Pharma Services transaction by Dennis B. Gillings, Ph.D., our Executive Chairman, Chief Executive Officer and founder, and One Equity, the private equity arm of Bank One Corporation.

      The following table sets forth the sources and uses of funds to finance the Pharma Services transaction.

Sources:		Uses:

(dollars in thousands)
Quintiles’ cash	$592,009	Purchase of outstanding Quintiles common stock and options to purchase common stock	$1,736,211
Revolving credit facility(1)	0	Indebtedness to be paid	912
Term loan B	310,000	Fees and expenses(4)	146,354

Quintiles’ 10% senior subordinated notes due 2013	450,000
Cash equity investments in Pharma Services(2)	424,406
Equity rollover into Pharma Services(3)	107,062

Total sources	$1,883,477	Total uses	$1,883,477

(1)	$75 million is currently available.

(2)	This amount includes cash equity investments of $222.3 million from One Equity, $90.0 million from TPG and $90.0 million from Temasek.

(3)	Includes $93.7 million of our common stock and options to purchase common stock rolled over by Dr. Gillings and his affiliates.

(4)	Transaction fees and expenses include discounts to the initial purchasers of our senior subordinated notes, commitment and financing fees payable in connection with our senior secured credit facilities, change of control payments to certain of our employees whose employment was terminated following the consummation of the Pharma Services transaction and legal, accounting, advisory and other costs paid in connection with the Pharma Services transaction.

      On March 18, 2004, Intermediate Holding completed an offering of 11.5% Senior Discount Notes due 2014 with aggregate gross proceeds of $124.7 million. Intermediate Holding will use the net proceeds of that offering to pay a dividend on its common stock to Pharma Services. Pharma Services will use the funds for the repurchase of a portion of its outstanding shares of preferred stock on a pro rata basis and for the payment of accrued and unpaid dividends on the stock repurchased.

Our Investors

      Pharma Services, directly and through its wholly owned subsidiary Intermediate Holding, owns our entire equity interest. Pharma Services was formed by Dennis B. Gillings, Ph.D., our Executive Chairman, Chief Executive Officer and founder, and One Equity, the private equity arm of Bank One Corporation, Inc. As of March 5, 2004, Dr. Gillings and his affiliates own approximately 19.7% of the outstanding shares of common stock of Pharma Services and 17.0% of its outstanding preferred stock. Pharma Services also has an equity incentive plan under which certain executive officers and other members of our senior management have purchased an aggregate of 6.2% of the outstanding common stock of Pharma Services as of March 5, 2004 at the same price per share of common stock as was paid by One Equity and the other investors. The equity incentive plan also provides for option grants to purchase up to an aggregate of an additional 3.6% of such common stock, on a fully-diluted basis. Such shares and stock options, if granted, will generally vest over a period of five years of continued employment. The total cash investment in Pharma Services was approximately $424.4 million, including approximately $90.0 million invested by each of Temasek and TPG and approximately $222.3 million by One Equity.

      One Equity manages $3.5 billion of investments and commitments for Bank One Corporation in direct private equity transactions as well as venture and management buyout funds. One Equity’s investment professionals are located across North America and Europe, with offices located in New York, Chicago, Detroit, and Frankfurt, Germany. One Equity’s focus is on making majority-ownership investments in late-stage, middle market companies, with an emphasis on corporate partnerships and divestitures. Some of its recent investments include Polaroid Corporation, Ability One Corporation, Medex, Inc. and Mauser-Group. On January 14, 2004, JP Morgan Chase & Company and Bank One Corporation entered into an agreement to merge Bank One into JP Morgan Chase. Bank One and JP Morgan Chase expect to complete the transaction in mid 2004.

      Texas Pacific Group, or TPG, was founded by David Bonderman, James G. Coulter and William S. Price, III in 1993 to pursue public and private investment opportunities through a variety of methods, including leveraged buyouts, recapitalizations, joint ventures and strategic public securities investments. TPG Partners III, L.P., (together with certain parallel investment entities) is a $4 billion private equity fund formed in 1999 to make investments in corporate acquisitions, and will be the principal TPG fund investing in Quintiles. TPG and its predecessor funds currently manage over $8 billion of committed capital. The principals of TPG have extensive experience with public and private investments executed through a variety of methods, including leveraged buyouts, recapitalizations, joint ventures and strategic public securities investments. Over the past decade, TPG and its principals have invested over $6 billion of equity capital in over 50 transactions. TPG has extensive experience in the healthcare sector, including investments in Oxford Health Plans, GMP Companies, and PPOM. Other significant investments include Continental Airlines (CAL), Del Monte Foods (DLM), Seagate Technology (STX), ON Semiconductor (ONNN), Findexa, J. Crew Group, Petco (PETC), Punch Taverns, Gate Gourmet and Burger King.

      Temasek Holdings (Private) Limited is an investment holding company based in Singapore. Established in 1974, it holds and manages investments in companies which are involved in a wide range of business activities, from port, shipping and logistics, to banking and financial services, airlines, telecoms and media, power and utilities, and rail. Many of these companies are leading companies in Singapore, including Singapore Airlines, Singapore Telecoms, Singapore Technologies, Neptune Orient Lines-APL, PSA Corporation, DBS Bank and Singapore Power.

Information about Quintiles

      Our principal executive office is located at 4709 Creekstone Drive, Suite 200, Durham, North Carolina 27703. Our telephone number at that address is (919) 998-2000, and our website address is www.quintiles.com. Information on our website is not deemed to be a part of this prospectus. Quintiles® is our principal registered trademark.

The Exchange Offer

The Exchange Offer	We are offering to exchange up to $450 million aggregate principal amount of our 10% Senior Subordinated Notes due 2013, or the exchange notes, for up to $450 million aggregate principal amount of our 10% Senior Subordinated Notes due 2013 that are currently outstanding, or the private notes. Private notes may only be exchanged in $1,000 principal increments. In order to be exchanged, a private note must be properly tendered and accepted. All private notes that are validly tendered and not validly withdrawn prior to the expiration of the exchange offer will be exchanged.

Resales Without Further Registration	Based on an interpretation by the staff of the SEC, set forth in no-action letters issued to third parties, we believe that the exchange notes issued pursuant to the exchange offer may be offered for resale, resold or otherwise transferred by you without compliance with the registration and prospectus delivery provisions of the Securities Act, provided that:

• you are acquiring the exchange notes issued in the exchange offer in the ordinary course of your business;

• you have not engaged in, do not intend to engage in, and have no arrangement or understanding with any person to participate in, the distribution of the exchange notes issued to you in the exchange offer in violation of the provisions of the Securities Act, and;

• you are not our “affiliate,” as defined under Rule 405 of the Securities Act.

In addition, each broker-dealer that receives exchange notes for its own account in exchange for private notes, where such private notes were acquired by the broker-dealer as a result of market-making activities or other trading activities, must acknowledge that it will deliver a prospectus in connection with any resale of such exchange notes. See “Plan of Distribution.”

The letter of transmittal states that, by so acknowledging that it will deliver and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act. This prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of exchange notes received in exchange for private notes where such private notes were acquired by such broker-dealer as a result of market-making activities or other trading activities. We have agreed to use our reasonable best efforts to make this prospectus, as amended or supplemented, available to any broker-dealer for a period of 90 days after the consummation of the exchange offer, for use in connection with any such resale. See “Plan of Distribution.”

Expiration Date	5:00 p.m., New York City time, on April 30, 2004 unless we extend the exchange offer.

Conditions to Exchange Offer	The exchange offer is subject to customary conditions which include, among other things, any applicable law or any applicable interpretation of the staff of the SEC which, in our reasonable judgment, would materially impair our ability to proceed with the exchange offer. The exchange offer is not conditioned upon any minimum principal amount of private notes being submitted for exchange. See “The Exchange Offer — Conditions.”

Procedures for Participating in Exchange Offer	If you wish to participate in the exchange offer, you must complete, sign and date an original or faxed letter of transmittal in accordance with the instructions contained in the letter of transmittal accompanying this prospectus. Then you must mail, fax or deliver the completed letter of transmittal, together with the notes you wish to exchange and any other required documentation to Wells Fargo Bank, N.A., which is acting as exchange agent, on or before the expiration date. By signing the letter of transmittal, you will represent to and that,

• you are not engaged in, do not intend to engage in or have any arrangement or understanding with any person to participate in, the distribution of the private notes or exchange notes;

• you are not an “affiliate” (as defined in Rule 405 under the Securities Act) of ours or, if you are such an affiliate, you will comply with the registration and prospectus delivery requirements of the Securities Act to the extent applicable;

• if you are a broker-dealer, you have not entered into any arrangement or understanding with us or any “affiliate” of ours (within the meaning of Rule 405 under the Securities Act) to distribute the exchange notes; and

• if you are a broker-dealer and receive exchange notes for your own account in exchange for unregistered private notes that were acquired as a result of market-making activities or other trading activities, that you will deliver a prospectus in connection with any resale of such exchange notes.

Special Procedures for Beneficial Owners	If your private notes are held through a broker, dealer, commercial bank, trust company or other nominee and you wish to surrender such private notes, you should contact your intermediary promptly and instruct it to surrender your private notes on your behalf.

If you wish to tender on your own behalf, you must, before completing and executing the letter of transmittal for the exchange offer and delivering your private notes, either arrange to have your private notes registered in your name or obtain a properly completed bond power from the registered holder. The transfer of registered ownership may take a long time.

Guaranteed Delivery Procedures	If you wish to tender your private notes and you cannot meet the expiration date deadline, or you cannot deliver your private notes, the letter of transmittal or any other documentation on time, then you must surrender your private notes according to the guaranteed delivery procedures appearing below under “The Exchange Offer — Guaranteed Delivery Procedures.”

Acceptance of Private Notes and Delivery of Exchange Notes	We will accept for exchange any and all private notes that are properly surrendered in the exchange offer and not withdrawn prior to the expiration date, if you comply with the procedures of the exchange offer. The exchange notes will be delivered promptly after the expiration date.

Withdrawal Rights	You may withdraw the surrender of your private notes at any time prior to the expiration date, by complying with the procedures for withdrawal described in “The Exchange Offer — Withdrawal of Tenders.”

Accounting Treatment	We will not recognize a gain or loss for accounting purposes as a result of the exchange.

Material Federal Income Tax Considerations	The exchange of private notes for exchange notes should not be a taxable transaction for United States Federal income tax purposes. You should not have to pay federal income tax as a result of your participation in the exchange offer. See “United States Taxation.”

Exchange Agent	Wells Fargo Bank, N.A. is serving as the exchange agent in connection with the exchange offer. Wells Fargo Bank, N.A. also serves as trustee under the indenture governing the notes. The exchange agent can be reached at Wells Fargo Bank, N.A., Corporate Trust Operations, MAC N9303-121, P.O. Box 1517, Minneapolis, MN 55480, Attn: Reorg., its facsimile number is 612-667-4927 and its telephone number is 612-667- 9764.

Failure to Exchange Private Notes Will Adversely Affect You	If you are eligible to participate in this exchange offer and you do not surrender your private notes as described in this prospectus, you will not have any further registration or exchange rights. In that event, your private notes will continue to accrue interest until maturity in accordance with the terms of the private notes but will continue to be subject to restrictions on transfer. As a result of such restrictions and the availability of registered exchange notes, your private notes are likely to be a much less liquid security.

The Exchange Notes

      The brief summary below describes the principal terms of the exchange notes. Some of the terms and conditions described below are subject to important limitations and exceptions. The “Description of the Notes” section of this prospectus contains a more detailed description of the terms and conditions of the exchange notes.

Issuer	Quintiles Transnational Corp.

Notes Offered	$450 million aggregate principal amount of 10% Senior Subordinated Notes due 2013. The exchange notes will be issued under the same indenture and have the same terms as our outstanding $450 million principal amount of 10% of Senior Subordinated Notes.

Maturity Date	October 1, 2013.

Interest Payment Dates	April 1 and October 1, beginning on October 1, 2004. The initial interest payment on the private notes will be paid on April 1, 2004.

Security	The exchange notes will be unsecured.

Guarantees	The exchange notes will be guaranteed, jointly and severally, on an unsecured senior subordinated basis, by all of our existing domestic subsidiaries, and, as required by the indenture governing the exchange notes, future domestic subsidiaries and any subsidiary that guarantees our or any of our domestic subsidiaries’ debt. As of December 31, 2003, our non-guarantor subsidiaries had debt of approximately $30.7 million and total assets of $901.7 million, excluding investments in our subsidiaries. For the year ended December 31, 2003, our non-guarantor subsidiaries had gross revenue of approximately $1.22 billion and net income, excluding equity in subsidiary income, of approximately $39.8 million.

Ranking	The exchange notes and related guarantees will be our and our subsidiary guarantors’ unsecured senior subordinated obligations, ranking equal in right of payment to all of our and the subsidiary guarantors’ existing and future senior subordinated indebtedness and effectively subordinated to our and the subsidiary guarantors’ existing and future secured and senior debt.

As of December 31, 2003, we had indebtedness on our consolidated balance sheet of approximately $794.3 million, $344.3 million of which is senior indebtedness (of which $313.6 million is senior indebtedness excluding the non-guarantor subsidiaries’ indebtedness) and we were able to borrow up to an additional $75.0 million under our senior secured credit facility. We and the subsidiary guarantors may incur additional senior debt in the future, including under the senior secured credit facility.

The obligations under the exchange notes and related guarantees will be structurally subordinated to the obligations of any of our non-guarantor subsidiaries.

Optional Redemption	Prior to October 1, 2008, we may redeem some or all of the exchange notes at a price equal to 100% of the principal amount, plus any accrued and unpaid interest to the date of redemption, plus a “make-whole” premium. Thereafter, we may redeem all or part of the notes at any time at the redemption prices set forth in the section “Description of the Notes — Optional Redemption,” plus accrued and unpaid interest, if any, to the date of redemption.

Prior to October 1, 2006, we may redeem up to 40% of the exchange notes with the proceeds of certain sales of our equity securities at 110% of the principal amount thereof, plus accrued and unpaid interest, if any, to the date of redemption. See “Description of the Notes — Optional Redemption.”

Change of Control	Upon the occurrence of a change of control, you will have the right, as a holder of exchange notes, to require us to repurchase all of your exchange notes at a repurchase price equal to 101% of their principal amount, plus accrued and unpaid interest, if any, to the date of repurchase. We may not have sufficient funds, or the terms of our other debt may prevent us from purchasing the exchange notes upon a change of control. See “Description of the Notes — Repurchase at the Option of Holders upon a Change of Control.”

Certain Covenants	The indenture governing the exchange notes contains certain covenants that limit, among other things, our ability and the ability of our restricted subsidiaries to:

• incur additional debt;

• pay dividends on, redeem or repurchase capital stock;

• issue capital stock of restricted subsidiaries;

• make certain investments;

• enter into certain types of transactions with affiliates;

• engage in unrelated businesses;

• create liens; and

• sell certain assets or merge with or into other companies.

These covenants are subject to a number of important exceptions and limitations, which are described under the heading “Description of the Notes — Certain Covenants.”

Absence of an Established Market for the Notes	We do not intend to apply to have the exchange notes listed on any securities exchange or to arrange for any quotation system to quote them. The initial purchasers of the private notes have advised us that they have heretofore made a market in the private notes. The initial purchasers have advised us that they currently intend to make a market in the exchange notes, but they are not obligated to do so. The initial purchasers may discontinue any market making in the private notes or exchange notes at any time in their sole discretion. Accordingly, we cannot assure you that a liquid market will develop for the exchange notes, that you will be able to sell your exchange notes at a particular time or that the prices you receive when you sell will be favorable.

Use of Proceeds	We will not receive any proceeds from the issuance of the exchange notes.

Risk Factors	You should consider carefully all of the information set forth in this prospectus and, in particular, should evaluate the specific factors set forth under “Risk Factors.”

SUMMARY HISTORICAL CONSOLIDATED FINANCIAL INFORMATION

      The following summary historical financial information is based on our audited consolidated financial statements included elsewhere in this prospectus. Our audited consolidated financial statements as of and for the year ended December 31, 2002, as of December 31, 2003 and the periods from January 1, 2003 through September 25, 2003 and September 26, 2003 through December 31, 2003 have been audited by PricewaterhouseCoopers LLP, our independent auditors. Our consolidated financial statements as of and for the year ended December 31, 2001 have been audited by Arthur Andersen LLP. Arthur Andersen did not consent to the inclusion of their report in this prospectus or the registration statement, which includes this prospectus, nor did Arthur Andersen perform any procedures in connection with the prospectus or the registration statement, which includes this prospectus. Your ability to recover from Arthur Andersen is limited by the lack of Arthur Andersen’s consent. The financial data set forth in the following table should be read in conjunction with our audited consolidated financial statements, “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Selected Historical Consolidated Financial Data,” and “Unaudited Pro Forma Condensed Consolidated Financial Information” and, in each case, the related notes included elsewhere in this prospectus.

				Year Ended
				December 31, 2003

				January 1,		September 26,
	Year Ended December 31,			Through		Through		Year Ended
				September 25,		December 31,		December 31,
	2001	2002		2003		2003		2003

	Predecessor	Predecessor		Predecessor		Successor		Combined(3)

	(dollars in thousands)
Statement of Operations Data:
Net revenues	$1,620,483	$1,592,759		$1,230,139		$450,910		$1,681,049
Reimbursed service costs	263,429	399,650		268,683		96,255		364,938
Gross revenues	1,883,912	1,992,409		1,498,822		547,165		2,045,987
Income (loss) from continuing operations before income taxes(1)	(262,496)	123,660		65,341		3,395		68,736
Income (loss) from continuing operations	(175,873)	81,664		37,161		(7,427)		29,734
Extraordinary gain from sale of discontinued operation, net of income taxes	142,030	—		—		—		—
Cumulative effect on prior years (to December 31, 2001) of changing to a different method of recognizing deferred income taxes	—	45,659		—		—		—
Net income (loss)	$(33,843)	$127,323		$37,161		$(7,427)		$29,734

Other Financial Data:
Interest expense	3,172	2,551		1,738		20,651		22,389
Capital expenditures	133,983	40,157		39,682		14,894		54,576
Ratio of earnings to fixed charges(2)	—	5.89	x	4.24	x	1.12	x	2.45	x

As of
December 31,
2003

Successor
(dollars in thousands)
Balance Sheet Data:
Cash and cash equivalents	$375,163
Investments in debt securities	11,037
Investments in marketable equity securities	58,294
Property, plant and equipment, net	286,367
Total assets	1,992,711
Long-term debt and capital leases including current portion	794,314
Shareholders’ equity	535,098

(1)	Includes charges and (gains) as set forth in the table below:

			Year Ended
			December 31, 2003

	Years Ended		January 1,	September 26,
	December 31,		through	through	Year Ended
			September 25,	December 31,	December 31,
	2001	2002	2003	2003	2003

	Predecessor	Predecessor	Predecessor	Successor	Combined(3)

	(dollars in thousands)
Restructuring charges and transaction costs	$54,169	$3,359	$54,148	$—	$54,148
Write-off of goodwill and other assets	27,122	—	—	—	—
WebMD Corporation related transactions:
Settlement of litigation	(83,200)	—	—	—	—
Impairment of investments	334,023	—	—	—	—
Gain on investment	(8,470)	—	—	—	—

(2)	The ratio of earnings to fixed charges set forth herein is computed in accordance with Item 503(d) of Regulation S-K under the Securities Act and differs from the fixed charge coverage ratio computed for purposes of the indenture governing the notes and the credit agreement governing our senior secured credit facility. Deficiency in earnings available to cover fixed charges for the year ended December 31, 2001 was $233.6 million. This deficit was primarily the result of restructuring charges and charges and (gains) derived from the WebMD Corporation related transactions. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes included elsewhere in this prospectus.

(3)	In accordance with generally accepted accounting principles in the United States, or GAAP, our predecessor results have not been aggregated with our successor results and, accordingly, our Condensed Consolidated Financial Statements do not show results of operations or cash flows for the twelve months ended December 31, 2003. However, in order to facilitate an understanding of our results of operations for the twelve months ended December 31, 2003 in comparison with the twelve months ended December 31, 2002, we present and discuss our predecessor results and our successor results on a combined basis. The combined results of operations are non-GAAP financial measures and should not be used in isolation of or substitution for the Predecessor and Successor results.

RISK FACTORS

      An investment in the exchange notes is subject to numerous risks, including those listed below. You should carefully consider the following risks, along with the information provided elsewhere in this prospectus. These risks could materially affect our ability to meet the obligations under the notes. You could lose all or part of your investment in, and expected return on, the notes.

Risks Relating to Our Business

      Our substantial debt could adversely affect our financial condition and prevent us from fulfilling our obligations to you under the exchange notes.

      As of December 31, 2003, we had outstanding debt of approximately $794.3 million. Of the total debt, approximately $344.3 million is secured, and an additional $75.0 million in loans available under our senior credit facility also is secured, if drawn upon.

      Our substantial indebtedness and the significant reduction in our available cash resulting from the financing of the Pharma Services transaction could adversely affect our financial condition and thus make it more difficult for us to satisfy our obligations with respect to the exchange notes, as well as our obligations under our senior secured credit facility. Our substantial indebtedness and significant reduction in available cash could also:

•	increase our vulnerability to adverse general economic and industry conditions;

•	require us to dedicate a substantial portion of our cash flows from operations to payments on our indebtedness, thereby reducing the availability of our cash flows to fund working capital, investments, capital expenditures, research and development efforts and other general corporate purposes;

•	limit our ability to make required payments under our existing contractual commitments (See “Results of Operations — Liquidity and Capital Resources”);

•	limit our flexibility in planning for, or reacting to, changes in our business and the industry in which we operate;

•	place us at a competitive disadvantage compared to our competitors that have less debt;

•	increase our exposure to rising interest rates because a portion of our borrowings is at variable interest rates; and

•	limit our ability to borrow additional funds on terms that are satisfactory to us or at all.

      The indenture governing the notes and the senior secured credit facility contain covenants that limit our flexibility and prevent us from taking certain actions.

      The indenture governing the notes and the credit agreement governing the senior secured credit facility include a number of significant restrictive covenants. These covenants could adversely affect us by limiting our ability to plan for or react to market conditions, meet our capital needs and execute our business strategy. These covenants, among other things, limit our ability and the ability of our restricted subsidiaries to:

•	incur additional debt;

•	pay dividends on, redeem or repurchase capital stock;

•	issue capital stock of restricted subsidiaries;

•	make certain investments;

•	enter into certain types of transactions with affiliates;

•	engage in unrelated businesses;

•	create liens; and

•	sell certain assets or merge with or into other companies.

      These covenants may significantly limit our operating and financial flexibility and limit our ability to respond to changes in our business or competitive activities. In addition, the senior secured credit facility includes other and more restrictive covenants and prohibits us from prepaying our other debt, including the exchange notes, while borrowings under our senior secured credit facility are outstanding. The senior secured credit facility also requires us to maintain certain financial ratios and meet other financial tests. Our failure to comply with these covenants could result in an event of default, which, if not cured or waived, could result in our being required to repay these borrowings before their scheduled due date. If we were unable to make this repayment or otherwise refinance these borrowings, the lenders under the senior secured credit facility could elect to declare all amounts borrowed under the senior secured credit facility, together with accrued interest, to be due and payable, which, in some instances, would be an event of default under the indenture governing the private notes and the exchange notes. In addition, these lenders could foreclose on our assets. If we were unable to refinance these borrowings on favorable terms, our results of operations and financial condition could be adversely impacted by increased costs and less favorable terms, including rates and covenants. Any future refinancing of the senior secured credit facility is likely to contain similar restrictive covenants and financial tests.

      We are subject to additional risks and restrictions as a result of Intermediate Holding’s issuance of discount notes.

      On March 18, 2004, Intermediate Holding issued an aggregate principal amount at maturity of $219 million in senior discount notes due April 1, 2014, or the discount notes. The discount notes accrete at the rate of 11.5% per annum, compounded semi-annually on April 1 and October 1 of each year to, but not including April 1, 2009. From and after April 1, 2009, cash interest on the discount notes will accrue at the rate of 11.5% per annum, and will be payable semiannually in arrears on April 1 and October 1 of each year, commencing on October 1, 2009, until maturity. Intermediate Holding is a holding company that currently conducts all of its operations through us and our subsidiaries and affiliates. As a result, all of Intermediate Holding’s operating profit and cash flows are generated by us and our subsidiaries and affiliates. The discount notes, however, are the exclusive obligation of Intermediate Holding, and we are not obligated to make funds available for payment on the discount notes. Intermediate Holding’s ability to make payments on the discount notes is dependent on our earnings and cash flows and our ability to make distributions in the form of dividends or other advances and transfers to Intermediate Holding. To the extent we have funds available and to the extent permitted by our senior credit facility and the indenture governing the notes, we may make funds available to Intermediate Holding to permit payment of its obligations under the discount notes. In addition, the indenture governing the discount notes prohibits Intermediate Holding from permitting us to take certain actions substantially similar to those we would be prohibited from taking under the covenants contained in our indenture.

      Despite our level of indebtedness, we and our parent companies will be able to incur substantially more debt. Incurring such debt could further exacerbate the risks to our financial condition.

      Although the indenture governing the private notes and the exchange notes and the credit agreement governing our senior secured credit facility each contain restrictions on the incurrence of additional indebtedness, these restrictions are subject to a number of qualifications and exceptions and the indebtedness incurred in compliance with these restrictions could be substantial. To the extent new debt is added to our current debt levels, our substantial leverage risks would increase. In addition, to the extent new debt is incurred by Pharma Services or Intermediate Holding, such as the 11.5% senior discount notes due 2014 issued by Intermediate Holding on March 18, 2004, we may be required to generate sufficient cash flow to satisfy such obligations. See “Description of Other Indebtedness — The New Senior Secured Credit Agreement” and “Description of the Exchange Notes.”

      While the indenture and the credit agreement also contain restrictions on our ability to make investments, these restrictions are subject to a number of qualifications and exceptions, and the investments made in compliance with these restrictions could be substantial. The restrictions do not prevent us from incurring certain expenses in connection with our PharmaBio Development Group transactions, including expenses incurred to provide sales forces for the products of our PharmaBio Development customers.

      The potential loss or delay of our large contracts could adversely affect our results.

      Many of our customers can terminate their contracts with us upon 15-90 days’ notice. In the event of termination, our contracts often provide for fees for winding down the project, but these fees may not be sufficient for us to maintain our margins, and termination may result in lower resource utilization rates. In addition, we may not realize the full benefits of our backlog of contractually committed services if our customers cancel, delay or reduce their commitments under their contracts with us. Thus, the loss or delay of a large contract or the loss or delay of multiple contracts could adversely affect our net revenue and profitability. We believe that this risk of loss or delay of multiple contracts potentially has greater effect as we pursue larger outsourcing arrangements with global pharmaceutical companies. Also, over the past two years we have observed that customers may be more willing to delay, cancel or reduce contracts more rapidly than in the past. If this trend continues, it could become more difficult for us to balance our resources with demands for our services and our financial results could be adversely affected.

      We may be adversely affected by customer concentration.

      Although we did not have one customer that accounted for 10% or greater of net service revenues for any period presented for 2003, one customer accounted for approximately 11% of our net service revenues for the year ended December 31, 2002 due, in part, to the effect of a long term contract that expired as of the end of 2003. If any large customer decreases or terminates their relationship with us, our business, results of operations or financial condition could be materially adversely affected.

      If we lose the services of Dennis Gillings or other key personnel, our business could be adversely affected.

      Our success substantially depends on the performance, contributions and expertise of our senior management team, led by Dennis B. Gillings, Ph.D., our Executive Chairman and Chief Executive Officer. In connection with and following the Pharma Services transaction, we have experienced some turnover in our senior management. For instance, our Executive Vice President and Chief Financial Officer recently announced his intention to retire from this position. Our performance also depends on our ability to identify, attract and retain qualified management and professional, scientific and technical operating staff, as well as our ability to recruit qualified representatives for our contract sales services. The departure of Dr. Gillings or any key executive, or our inability to continue to attract and retain qualified personnel, or to replace any departed personnel in a timely fashion could have a material adverse effect on our business, results of operations or financial condition.

      Underperformance of our commercial rights strategies could have a negative impact on our financial performance.

      As part of our PharmaBio Development Group’s business strategy, we enter into transactions with customers in which we take on some of the risk of the potential success or failure of the customer’s product. These transactions may include making a strategic investment in a customer, providing financing to a customer, or acquiring an interest in the revenues from a customer’s product. For example, we may build or provide a sales organization for a biotechnology customer to commercialize a new product in exchange for a share in the revenues of the product. We anticipate that in the early periods of many of these relationships, our expenses will exceed revenues from these arrangements, particularly where we are providing a sales force for the product at our own cost. Aggregate royalty or other payments made to us under these arrangements may not be adequate to offset our total expenditure in providing a sales force or in making milestone or marketing payments to our customers. We carefully analyze and select the customers and products with which we are willing to structure our risk-based deals. Products underlying our commercial rights strategies may not complete clinical trials, receive approval from the United States Food and Drug Administration, or FDA, or achieve the level of market acceptance or consumer demand that we expect, in which case we might not be able to earn a profit or recoup our investment with regard to a particular transaction. In addition, the timing of regulatory approval and product launch, such as with respect to the pending review of Cymbalta™, and the achievement of other milestones are generally beyond our control and can affect our actual return from these investments. The potential negative effect to us could increase depending on the nature and timing of these transactions and the length of time before it becomes apparent that the product will not achieve commercial success. Our financial results would be adversely affected if our customers or their products do not achieve the level of success that we anticipate and/or our return or payment from the product investment or financing is less than our costs with respect to these transactions.

      If we are unable to submit electronic records to the FDA according to FDA regulations, our ability to perform services for our customers which meet applicable regulatory requirements could be adversely affected.

      If we were unable to produce electronic records, which meet the requirements of FDA regulations, our customers may be adversely affected when they submit the data concerned to the FDA in support of an application for approval of a product, which could harm our business. The FDA published 21 CFR Part 11 “Electronic Records; Electronic Signatures; Final Rule” (“Part 11”) in 1997. Part 11 became effective in August 1997 and defines the regulatory requirements that must be met for FDA acceptance of electronic records and/or electronic signatures in place of the paper equivalents. Further, in August 2003, the FDA issued a “Guidance for Industry: Part 11, Electronic Records; Electronic Signatures — Scope and Application” that addressed the FDA’s current thinking on this topic. Part 11 requires that those utilizing such electronic records and/or signatures employ procedures and controls designed to ensure the authenticity, integrity and, as appropriate, confidentiality of electronic records and, Part 11 requires those utilizing electronic signatures to ensure that a person appending an electronic signature cannot readily repudiate the signed record. Pharmaceutical, medical device and biotechnology companies are increasing their utilization of electronic records and electronic signatures and are requiring their service providers and partners to do likewise. Becoming compliant with Part 11 involves considerable complexity and cost. Our ability to provide services to our customers in full compliance with applicable regulations includes a requirement that, over time, we become compliant and maintain compliance with the requirements of Part 11. We are making steady and documented progress in bringing our critical computer applications into compliance according to written enhancement plans that have been reviewed and approved by third party authorities. Lower-priority systems are, likewise, being reviewed and revalidated. If we are unable to complete these compliance objectives, our ability to provide services to our customers which meet FDA requirements may be adversely affected.

      If we are unable to successfully develop and market potential new services, our growth could be adversely affected.

      A key element of our growth strategy is the successful development and marketing of new services that complement or expand our existing business. If we are unable to succeed in (1) developing new services and (2) attracting a customer base for those newly developed services, we will not be able to implement this element of our growth strategy, and our future business, results of operations and financial condition could be adversely affected.

      Our product development services could result in potential liability to us.

      We contract with drug companies to perform a wide range of services to assist them in bringing new drugs to market. Our services include supervising clinical trials, data and laboratory analysis, electronic data capture, patient recruitment and other related services. The process of bringing a new drug to market is time-consuming and expensive. If we do not perform our services to contractual or regulatory standards, the clinical trial process could be adversely affected. Additionally, if clinical trial services such as laboratory analysis or electronic data capture and related services do not conform to contractual or regulatory standards, trial participants or trial results could be affected. These events would create a risk of liability to us from the drug companies with whom we contract or the study participants. Similar risks apply to our product development services relating to medical devices.

      We also contract with physicians to serve as investigators in conducting clinical trials. Such testing creates risk of liability for personal injury to or death of volunteers, particularly to volunteers with life-threatening illnesses, resulting from adverse reactions to the drugs administered during testing. It is possible third parties could claim that we should be held liable for losses arising from any professional malpractice of the investigators with whom we contract or in the event of personal injury to or death of persons participating in clinical trials. We do not believe we are legally accountable for the medical care rendered by third party investigators, and we would vigorously defend any such claims. However, such claims may still be brought against us, and it is possible we could be found liable for these types of losses. For example, we are among the defendants named in a purported class action by participants in an Alzheimer’s study seeking to hold us liable for alleged damages to the participants arising from the study.

      In addition to supervising tests or performing laboratory analysis, we also own a number of facilities where Phase I clinical trials are conducted. Phase I clinical trials involve testing a new drug on a limited number of healthy individuals, typically 20 to 80 persons, to determine the drug’s basic safety. We also could be liable for the general risks associated with ownership of such a facility. These risks include, but are not limited to, adverse events resulting from the administration of drugs to clinical trial participants or the professional malpractice of Phase I medical care providers.

      We also provide some clinical trial packaging services. We could be held liable for any problems that result from the trial drugs we package, including any quality control problems in our packaging facilities. For example, accounting for controlled substances is subject to regulation by the United States Drug Enforcement Agency, or DEA, and some of our facilities have been audited by the DEA. In one case, the DEA indicated that it found that we miscounted certain drugs, which was resolved to DEA’s satisfaction by our providing a corrected accounting of these drugs to the DEA.

      We also could be held liable for errors or omissions in connection with our services. For example, we could be held liable for errors or omissions or breach of contract if one of our laboratories inaccurately reports or fails to report lab results. Although we maintain insurance to cover ordinary risks, insurance would not cover the risk of a customer deciding not to do business with us as a result of poor performance, which could adversely affect our results of operations and financial condition.

      Our rights to market and sell certain pharmaceutical products expose us to product risks typically associated with pharmaceutical companies.

      Our acquisition of the rights to market and sell Solaraze™ and the rights to other dermatology products acquired from Bioglan Pharma, Inc. at the end of 2001, as well as any other product rights we may hold in the future, subject us to a number of risks typical to the pharmaceutical industry. For example, we could face product liability claims in the event users of these products, or of any other pharmaceutical product rights we may acquire in the future, experience negative reactions or adverse side effects or in the event such products cause injury, are found to be unsuitable for their intended purpose or are otherwise defective. While we believe we currently have adequate insurance in place to protect against these risks, we may nevertheless be unable to satisfy any claims for which we may be held liable as a result of the use or misuse of products which we manufacture or sell, and any such product liability claim could adversely affect our business, operating results or financial condition. In addition, like pharmaceutical companies, our commercial success in this area will depend in part on our obtaining, securing and defending our intellectual property rights covering our pharmaceutical product rights.

      These risks may be augmented by certain risks relating to our outsourcing of the manufacturing and distribution of these products or any pharmaceutical product rights we may acquire in the future. For example, as a result of our decision to outsource the manufacturing and distribution of Solaraze™, we are unable to directly monitor quality control in the manufacturing and distribution processes.

      Our plans to market and sell Solaraze™ and other pharmaceutical products also subject us to risks associated with entering into a new line of business in which we have limited experience. If we are unable to operate this new line of business as we expect, the financial results from this new line of business could have a negative impact on our results of operations as a whole. The risk that our results may be affected if we are unable to successfully operate our pharmaceutical operations may increase in proportion with (1) the number of products or product rights we license or acquire in the future, (2) the applicable stage of the drug approval process of the products and (3) the levels of outsourcing involved in the development, manufacture and commercialization of such products.

      Our insurance may not cover all of our indemnification obligations and other liabilities associated with our operations.

      We maintain insurance designed to cover ordinary risks associated with our operations and our ordinary indemnification obligations. This insurance might not be adequate coverage or may be contested by our carriers. For example, our insurance carrier, to whom we paid premiums to cover risks associated with our product development services, filed suit against us seeking to rescind the insurance policies or to have coverage denied for some or all of the claims arising from class action litigation involving an Alzheimer’s study. The availability and level of coverage provided by our insurance could have a material impact on our profitability if we suffer uninsured losses or are required to indemnify third parties for uninsured losses.

      As part of the formation of Verispan, Verispan assumed our obligation under our settlement agreement with WebMD Corporation, or WebMD, to indemnify WebMD for losses arising out of or in connection with the (1) canceled Data Rights Agreement with WebMD, (2) our data business, which was contributed to the joint venture, (3) the collection, accumulation, storage or use of data by ENVOY Corporation, or ENVOY, for the purpose of transmitting or delivering data to us, (4) any actual transmission or delivery by ENVOY of data to us or (5) violations of law or contract attributable to any of the events described in (1) through (4) above. These indemnity obligations are limited to 50.0% for the first $20 million in aggregate losses, subject to exceptions for certain indemnity obligations that were not transferred to Verispan. Although Verispan has assumed our indemnity obligations to WebMD relating to our former data business, Verispan may have insufficient resources to satisfy these obligations or may otherwise default with respect thereto. In addition, WebMD may seek indemnity from us, and we would have to proceed against Verispan.

      In addition, we remain subject to other indemnity obligations to WebMD, including for losses arising out of the settlement agreement itself or out of the sale of ENVOY to WebMD. In particular, we could be liable for losses which may arise in connection with a class action lawsuit filed against ENVOY prior to its purchase by us and subsequent sale to WebMD. ENVOY and its insurance carrier, Federal Insurance Company, filed a lawsuit in June 2003 against us alleging that we should be responsible for payment of the settlement amount of $11 million and related fees and costs in connection with the recent settlement of the class action lawsuit. Our indemnity obligation with regard to losses arising from the sale of ENVOY to WebMD including ENVOY’s class action lawsuit is not subject to the limitation on the first $20 million of aggregate losses described above.

      Exchange rate fluctuations may affect our results of operations and financial condition.

      We derive a large portion of our net revenue from international operations. Our financial statements are denominated in U.S. dollars; thus, factors associated with international operations, including changes in foreign currency exchange rates, could significantly affect our results of operations and financial condition. Exchange rate fluctuations between local currencies and the U.S. dollar create risk in several ways, including:

•	Foreign Currency Translation Risk. The revenue and expenses of our foreign operations are generally denominated in local currencies.

•	Foreign Currency Transaction Risk. Our service contracts may be denominated in a currency other than the currency in which we incur expenses related to such contracts.

      We try to limit these risks through exchange rate fluctuation provisions stated in our service contracts, or we may hedge our transaction risk with foreign currency exchange contracts or options. Although we may hedge our transaction risk, there were no open foreign exchange contracts or options relating to service contracts at December 31, 2003. Despite these efforts, we may still experience fluctuations in financial results from our operations outside the United States, and we cannot assure you that we will be able to favorably reduce our currency transaction risk associated with our service contracts.

      Our plan to strengthen and web-enable the technology platform for our product development and commercialization services may negatively impact our results in the short term.

      We are currently developing an Internet platform for our product development and commercialization services. We have entered into agreements with certain vendors for them to provide systems development and integration services to help us develop this platform. If such vendors fail to perform as required or if there are substantial delays in developing and implementing this platform, we may have to make substantial further investments, internally or with third parties, to achieve our objectives. Meeting our objectives is dependent on a number of factors which may not take place as we anticipate, including obtaining adequate technology enabled services, creating web-enablement services which our customers will find desirable and implementing our business model with respect to these services. Also, these expenditures are likely to negatively impact our profitability, at least until our web-enabled products are operationalized. Over time, we envision continuing to invest in extending and enhancing our Internet platform in other ways to further support and improve our services. We cannot assure you that any improvements in operating income resulting from our Internet capabilities will be sufficient to offset our investments in the Internet platform. Our results could be further negatively impacted if our competitors are able to execute their services on a web-based platform before we can launch our Internet services or if they are able to structure a platform that attracts customers away from our services.

      We face other risks in connection with our international operations.

      We have significant operations in foreign countries. As a result, we are subject to certain risks inherent in conducting business internationally, including the following:

•	foreign countries could change regulations or impose currency restrictions and other restraints;

•	political changes and economic crises may lead to changes in the business environment in which we operate; and

•	international conflict, including terrorist acts, could significantly impact our financial condition and results of operations.

      We may not be able to derive the benefits we hope to achieve from Verispan, our joint venture with McKesson.

      In May 2002, we completed the formation of a joint venture, Verispan, with McKesson designed to leverage the operational strengths of the healthcare information business of each party. As part of the formation of Verispan, we contributed our former informatics business. As a result, Verispan remains subject to the risks to which our informatics business was exposed. If Verispan is not successful or if it experiences any of the difficulties described below, there could be an adverse effect on our results of operations and financial condition, as Verispan is a pass-through entity and, as such, its results are reflected in our financial statements to the extent of our interest in Verispan. We may not achieve the intended benefits of Verispan if it is not able to secure additional data in exchange for equity. Verispan also could encounter other difficulties, including:

•	its ability to obtain continuous access to de-identified healthcare data from third parties in sufficient quantities to support its informatics products;

•	its ability to process and use the volume of data received from a variety of data providers;

•	its ability to attract customers, besides Quintiles and McKesson, to purchase its products and services;

•	the risk of changes in healthcare information privacy laws and regulations that could create a risk of liability, increase the cost of Verispan’s business or limit its service offerings;

•	the risk that industry regulation may restrict Verispan’s ability to analyze and disseminate pharmaceutical and healthcare data; and

•	the risk that it will not be able to effectively and cost-efficiently replace services previously provided to the contributed businesses by the former parent corporations.

      Although we have a license to use Verispan’s commercially available data products and we may pay Verispan to create customized data products for us, if Verispan is unable to provide us with the quality and character of data products that we need to support those services, we would need to seek other strategic alternatives to achieve our goals.

      In contributing our former informatics business to Verispan, we assigned certain contracts to Verispan. Verispan has agreed to indemnify us against any liabilities we may incur in connection with these contracts after contributing them to Verispan, but we still may be held liable under the contracts to the extent Verispan is unable to satisfy its obligations, either under the contracts or to us.

Risks Relating to Our Industry

      Changes in aggregate spending, research and development budgets and outsourcing trends in the pharmaceutical and biotechnology industries could adversely affect our operating results and growth rate.

      Economic factors and industry trends that affect our primary customers, pharmaceutical and biotechnology companies, also affect our business. For example, the practice of many companies in these industries has been to hire outside organizations like us to conduct large clinical research and sales and marketing projects. This practice grew substantially during the 1990’s and we benefited from this trend. Some industry commentators believe that the rate of growth of outsourcing will tend to decrease. If these industries reduce their outsourcing of clinical research and sales and marketing projects, our operations and financial condition could be materially and adversely affected. We also believe we have been negatively impacted recently by mergers and other factors in the pharmaceutical industry, which appear to have slowed decision making by our customers and delayed certain trials. We believe our commercialization services have been particularly affected by recent reductions in new product launches and increases in the number of drugs losing patent protection. A continuation of these trends would have an ongoing adverse effect on our business. In addition, U.S. federal and state legislatures and numerous foreign governments have considered various types of healthcare reforms and have undertaken efforts to control growing healthcare costs through legislation, regulation and voluntary agreements with medical care providers and pharmaceutical companies. If future regulatory cost containment efforts limit the profitability of new drugs, our customers may reduce their research and development spending, which could reduce the business they outsource to us. We cannot predict the likelihood of any of these events or the effects they would have on our business, results of operations or financial condition.

      Changes in government regulation could decrease the need for the services we provide.

      Governmental agencies throughout the world, but particularly in the United States, highly regulate the drug development/approval process. A large part of our business involves helping pharmaceutical and biotechnology companies through the regulatory drug approval process. Any relaxation in regulatory approval standards could eliminate or substantially reduce the need for our services, and, as a result, our business, results of operations and financial condition could be materially adversely affected. Potential regulatory changes under consideration in the United States and elsewhere include mandatory substitution of generic drugs for patented drugs, relaxation in the scope of regulatory requirements or the introduction of simplified drug approval procedures. These and other changes in regulation could have an impact on the business opportunities available to us.

      Failure to comply with existing regulations could result in a loss of revenue.

      We are subject to a wide range of government regulations and review by a number of regulatory agencies including, in the United States, the FDA, DEA, Department of Transportation and similar regulatory agencies throughout the world. Any failure on our part to comply with applicable regulations could materially impact our ability to perform our services. For example, non-compliance could result in the termination of ongoing clinical research or sales and marketing projects or the disqualification of data for submission to regulatory authorities, either of which could have a material adverse effect on us. If we were to fail to verify that informed consent is obtained from patient participants in connection with a particular clinical trial, the data collected from that trial could be disqualified, and we could be required to redo the trial under the terms of our contract at no further cost to our customer, but at substantial cost to us. Moreover, from time to time, including the present, one or more of our customers are investigated by regulatory authorities or enforcement agencies with respect to regulatory compliance of their clinical trials and programs. In these situations, we often have provided services to our customers with respect to the trials and programs being investigated and we are called upon to respond to requests for information by the authorities and agencies. There is a risk that either our customers or regulatory authorities could claim that we performed our services improperly or that we are responsible for trial or program compliance. For example, our customer, Biovail Corporation, is the subject of government inquiries relating to the Cardizem LA P.L.A.C.E. late phase clinical program, and has asserted publicly that we have warranted that this program complies with all laws and regulations, to which we have taken exception. If our customers or regulatory authorities make such claims against us and prove them, we could be subject to substantial damages, fines or penalties.

      Our services are subject to evolving industry standards and rapid technological changes.

      The markets for our services are characterized by rapidly changing technology, evolving industry standards and frequent introduction of new and enhanced services. To succeed, we must continue to:

•	enhance our existing services;

•	introduce new services on a timely and cost-effective basis to meet evolving customer requirements;

•	integrate new services with existing services;

•	achieve market acceptance for new services; and

•	respond to emerging industry standards and other technological changes.

      New and proposed laws and regulations regarding confidentiality of patients’ information could result in increased risks of liability or increased cost to us, or could limit our service offerings.

      The confidentiality and release of patient-specific information are subject to governmental regulation. Under the Health Insurance Portability and Accountability Act of 1996, or HIPAA, the U.S. Department of Health and Human Services has issued regulations mandating heightened privacy and confidentiality protections. Similarly, the European Union, or EU, and its member states, as well as other countries, continue to issue new regulations. National and U.S. state governments are contemplating or have proposed or adopted additional legislation governing the possession, use and dissemination of medical record information and other personal health information. In particular, proposals being considered by state governments may contain privacy and security protections that are more burdensome than the federal regulations. In order to comply with these regulations, we may need to implement new security measures, which may require us to make substantial expenditures or cause us to limit the products and services we offer. In addition, if we violate applicable laws, regulations or duties relating to the use, privacy or security of health information, we could be subject to civil or criminal penalty and could be forced to alter our business practices.

Risks Relating to the Exchange Notes

      We may not be able to generate sufficient cash flows to meet our debt service obligations, including payments on the exchange notes.

      Our ability to generate sufficient cash flows from operations to make scheduled payments on our debt obligations will depend on our future financial performance, which will be affected by a range of economic, competitive, regulatory, legislative and business factors, many of which are outside of our control. In addition, we expect to use funds from our foreign subsidiaries to make scheduled payments under the notes and the senior secured credit facility and fund our operations, and we may have to pay additional taxes in connection with the repatriation of such funds. If we do not generate sufficient cash flows from operations to satisfy our debt obligations, including payments on the notes, we may have to undertake alternative financing plans, such as refinancing or restructuring our debt, selling assets, reducing or delaying capital investments or seeking to raise additional capital. We cannot assure you that any refinancing would be possible or that any assets could be sold on acceptable terms or otherwise. Our inability to generate sufficient cash flows to satisfy our debt obligations, or to refinance our obligations on commercially reasonable terms, would have an adverse effect on our business, financial condition and results of operations, as well as on our ability to satisfy our obligations under the notes. In addition, any refinancing of our debt could be at higher interest rates and may require us to comply with more onerous covenants, which could further restrict our business operations.

      The exchange notes and the related guarantees are subordinated to all of our existing and future senior debt.

      The notes and the related guarantees each rank junior in right of payment to all of our existing and future senior debt, including the borrowings under our senior secured credit facility, and all existing and future senior debt of our subsidiary guarantors. As a result, upon any distribution to creditors in a bankruptcy, liquidation or reorganization or similar proceeding, the holders of our senior debt or senior debt of any of our subsidiary guarantors will be entitled to be paid in full before we or our subsidiary guarantors make any payment on the private notes or exchange notes. Holders of our secured debt and the secured debt of any of our subsidiary guarantors similarly will have claims that are prior to your claims as holders of the notes with respect to the value of the assets securing such debt.

      We cannot assure you that sufficient assets will remain after making payments on our senior or secured debt to allow us to make any payments on the notes. In addition, certain events of default under our senior debt would prohibit us and our subsidiary guarantors from making payments on the notes. As of December 31, 2003, we had approximately $344.3 million of debt that was senior to the notes and related guarantees and approximately $75.0 million of additional borrowing available under our senior secured credit facility. We may also incur additional senior or secured debt in the future, consistent with the terms of the indenture governing the notes and our other debt agreements.

      The exchange notes will be our obligations and not obligations of our non-guarantor subsidiaries and will be structurally subordinated to the claims of our non-guarantor subsidiaries’ creditors.

      The private notes are, and the exchange notes will be, guaranteed by all of our existing domestic subsidiaries and, as required by the indenture governing the notes, future domestic subsidiaries and any subsidiary who guarantees our or any of our domestic subsidiaries’ debt. Except for the subsidiary guarantors, our subsidiaries have no obligation to pay any amounts due on the private notes or exchange notes or to provide us with funds for our payment obligations, whether by dividends, distributions, loans or other payments. Payments to us by our subsidiaries will also be contingent upon our subsidiaries’ earnings and business considerations. In addition, any payment of dividends, distributions, loans or advances by our subsidiaries to us could be subject to statutory or contractual restrictions.

      Our right to receive any assets of any of our non-guarantor subsidiaries upon their liquidation or reorganization, and therefore the right of the holders of the notes to participate in those assets, is structurally subordinated to the claims of that subsidiary’s creditors, including trade creditors. This means that the non-guarantor subsidiary’s creditors would have a claim prior to that of the noteholders with respect to the assets of that non-guarantor subsidiary. In addition, even if we were a creditor of any of our subsidiaries, our right as a creditor would be subordinate to any security interest in the assets of our subsidiaries and any indebtedness of our subsidiaries senior to that held by us. As of December 31, 2003, our non-guarantor subsidiaries had approximately $30.7 million of outstanding indebtedness, excluding intercompany indebtedness and trade payables. Under some circumstances, the terms of the notes will permit our non-guarantor subsidiaries to incur additional indebtedness. In addition, the non-guarantor subsidiaries generated approximately 59.4% of our gross revenues and 133.9% of our net income excluding equity in subsidiary income for the year ended December 31, 2003. The non-guarantor subsidiaries represented approximately 45.3% of our total assets, excluding investments in our subsidiaries as of December 31, 2003. There may not be sufficient assets remaining to pay amounts due on any or all the notes then outstanding. For more information of the financial results of our non-guarantor subsidiaries please see “Notes to Consolidated Financial Statements — Note 27. Guarantor Financial Information” beginning on page F-55.

      Fraudulent conveyance laws could void our obligations under the notes.

      Under U.S. bankruptcy law and comparable provisions of state fraudulent transfer laws, a guarantee could be voided, or claims in respect of a guarantee could be subordinated to all other debts of that guarantor if, among other things, the subsidiary guarantor, at the time it incurred the indebtedness evidenced by its guarantee:

      either:

•	intended to hinder, delay or defraud any present or future creditor;

      or

•	received less than reasonably equivalent value or fair consideration for the incurrence of the guarantee; and

•	was insolvent or rendered insolvent by reason of the incurrence of the guarantee;

•	was engaged in a business or transaction for which the subsidiary guarantor’s remaining assets constituted unreasonably small capital; or

•	intended to incur, or believed that it would incur, debts beyond its ability to pay such debts as they mature.

Moreover, any payments made by the subsidiary guarantor pursuant to its guarantee could be voided and required to be returned to the subsidiary guarantor, or to a fund for the benefit of the creditors of the subsidiary guarantor. To the extent that any guarantee is voided as a fraudulent conveyance, the claims of holders of the notes with respect to such guarantee would be adversely affected.

      In addition, a legal challenge of a guarantee on fraudulent transfer grounds will focus on, among other things, the benefits, if any, realized by the relevant subsidiary guarantor as a result of the issuance of the notes. The measures of insolvency for purposes of these fraudulent transfer laws will vary depending upon the governing law. Generally, however, a subsidiary guarantor would be considered insolvent if:

•	the sum of its debts, including contingent liabilities, were greater than the fair saleable value of all of its assets; or

•	if the present fair saleable value of its assets were less than the amount that would be required to pay its probable liability on its existing debts, including contingent liabilities, as they become absolute and mature; or

•	it could not pay its debts as they become due.

      On the basis of historical financial information, recent operating history and other factors, we believe that the subsidiary guarantees are being incurred for proper purposes and in good faith and that each subsidiary guarantor, after giving effect to its guarantee of the private notes and exchange notes, will not be insolvent, will not have unreasonably small capital for the business in which it is engaged and will not have incurred debts beyond its ability to pay such debts as they mature. There can be no assurance, however, as to what standard a court would apply in making such determinations or that a court would agree with our conclusions in this regard.

      The interests of Pharma Services’ stockholders may not be aligned with your interests as a holder of the exchange notes.

      Pharma Services and its equity holders control all of the voting power of our outstanding common stock and control all of our affairs and policies. Circumstances may occur in which the interests of Pharma Services and its equity holders could be in conflict with the interests of the holders of the exchange notes.

Moreover, Pharma Services’ equity holders may have interests in their other respective investments that could also be in conflict with the interests of the holders of the exchange notes. In addition, Pharma Services may have an interest in pursuing acquisitions, divestitures or other transactions that, in its judgment, could enhance its equity investment, even though such transactions might involve risks to holders of the exchange notes. For example, Pharma Services and its equity holders may cause us to pursue a growth strategy (including acquisitions which are not accretive to earnings), which could impact our ability to make payments under the indentures governing the notes and the senior secured credit facility or cause a change of control. In addition, to the extent permitted by the indenture governing the notes and the senior secured credit facility, Pharma Services may cause us to pay dividends rather than make capital expenditures, including for purposes of servicing debt obligations, if any, of Pharma Services or Intermediate Holding.

      We may not have the ability to raise the funds to purchase the notes upon a change of control as required by the indenture governing the notes.

      Upon the occurrence of certain change of control events, each holder of the notes may require us to purchase all or a portion of its notes at a purchase price equal to 101% of the principal amount thereof, plus accrued and unpaid interest to the date of purchase. Our ability to repurchase the notes upon a change of control is limited by the terms of our senior secured credit facility and our other debt. Upon a change of control, we may be required immediately to repay the outstanding principal, any accrued interest and any other amounts owed by us under the senior secured credit facility. We cannot assure you that we would be able to repay amounts outstanding under the senior secured credit facility or obtain necessary consents under the senior secured credit facility to repurchase the notes. Any requirement to offer to purchase any outstanding notes may result in us having to refinance our other outstanding debt, which we may not be able to do. In addition, even if we were able to refinance this debt, the refinancing may not be on terms favorable to us.

      Issues related to Arthur Andersen LLP may impede our ability to access the capital markets.

      SEC rules and regulations require us to present historical audited financial statements in various SEC filings, such as registration statements, along with our accountants’ consent to our inclusion of its audit report in those filings. Prior to May 17, 2002, Arthur Andersen LLP served as our independent auditors. On May 17, 2002, we dismissed Arthur Andersen and subsequently retained PricewaterhouseCoopers LLP as our independent auditors for the fiscal year ended December 31, 2002. On August 31, 2002, Arthur Andersen ceased practicing before the SEC, and, as a result, we are unable to obtain their written consent to incorporate by reference or include Arthur Andersen’s reports on our financial statements. If the SEC ceased accepting financial statements previously audited by Arthur Andersen without Arthur Andersen’s written consent, we would be unable to access the public capital markets unless PricewaterhouseCoopers, our current independent auditor, or another independent auditor, is able to re-audit the financial statements originally audited by Arthur Andersen. In addition, investors in the notes and in any future offerings we make for which we use Arthur Andersen audit reports will not be entitled to recovery against Arthur Andersen under the Securities Act for any material misstatements or omissions in those financial statements. Furthermore, Arthur Andersen will be unable to participate in the “due diligence” process that would customarily be performed by potential investors in our securities, which process includes having Arthur Andersen perform procedures to assure the continued accuracy of its report on our audited financial statements and to confirm its review of unaudited interim periods presented for comparative purposes. As a result, we may not be able to bring to the market successfully an offering of our securities. Consequently, our financing costs may increase or we may miss attractive market opportunities.

      There may be no active trading market for the exchange notes.

      The exchange notes will constitute a new issue of securities for which there is no established trading market. We do not intend to list the exchange notes on any national securities exchange or to seek the admission of the exchange notes for quotation through the National Association of Securities Dealers Automated Quotation System. Although the initial purchasers have advised us that they currently intend to make a market in the exchange notes, they are not obligated to do so and may discontinue such market making activity at any time without notice. In addition, market making activity will be subject to the limits imposed by the Securities Act and the Securities Exchange Act of 1934, as amended, or the Exchange Act, and may be limited during the exchange offer and the pendency of any shelf registration statement.

      Given the risks inherent in an investment in the notes and the lack of an active trading market, you may have difficulty finding willing buyers for the notes. Consequently, you may not be able to liquidate your investment readily, and the notes may not be readily accepted as collateral for loans. In addition, in response to prevailing interest rates and market conditions generally, the notes could trade at a price lower than their initial offering price. Therefore, you should be aware that you may bear the economic risk of an investment in the notes until maturity.

      The market price for the exchange notes may be volatile.

      Historically, the market for non-investment grade debt has been subject to disruptions that have caused substantial volatility in the prices of securities similar to the exchange notes offered hereby. The market for the exchange notes, if any, may be subject to similar disruptions. Any such disruptions may adversely affect the value of your exchange notes.

      If you wish to tender your private notes for exchange notes, you must comply with the requirements described in this prospectus.

      You will receive exchange notes in exchange for private notes only after the exchange agent receives such private notes, a properly completed and duly executed letter of transmittal and all other required documentation within the time limits described below. If you wish to tender your private notes in exchange for exchange notes, you should allow sufficient time for delivery. Neither we nor the exchange agent has any duty to give you notice of defects or irregularities with respect to tenders of private notes for exchange. Private notes that are not tendered or are tendered but not accepted will, following consummation of the exchange offer, continue to be subject to the existing restrictions upon transfer relating to the private notes.

      In addition, if you tender your private notes in the exchange offer for the purpose of participating in a distribution of the exchange notes, you will be required to comply with the registration and prospectus delivery requirements of the Securities Act in connection with any resale transaction. Each broker-dealer who holds private notes acquired for its own account as a result of market-making or other trading activities and who receives exchange notes for its own account in exchange for such private notes pursuant to the exchange offer must acknowledge in the letter of transmittal that it will deliver a prospectus in connection with any resale of such exchange notes.

      If you do not exchange your private notes, you may have difficulty in transferring them at a later time.

      We will issue exchange notes in exchange for the private notes after the exchange agent receives your private notes, the letter of transmittal and all related documents. You should allow adequate time for delivery if you choose to tender your notes for exchange. Notes that are not exchanged will remain subject to restrictions on transfer and generally will not have rights to registration.

      If you do not participate in the exchange offer, you must comply with the registration and prospectus delivery requirements of the Securities Act for any resale of the private notes. Each broker-dealer who holds private notes for its own account due to market-making or other trading activities and who receives exchange notes for its own account must acknowledge that it will deliver a prospectus in connection with any resale of the exchange notes. If any private notes are not tendered in the exchange or are tendered but not accepted, the trading market for such notes could be negatively affected due to the limited amount of private notes expected to remain outstanding following the completion of the exchange offer.

THE EXCHANGE OFFER

Purpose of the Exchange Offer

      We sold the private notes on September 25, 2003, to Citigroup Global Markets Inc., ABN AMRO Incorporated and Banc One Capital Markets, Inc., as initial purchasers in a private offering pursuant to a purchase agreement. These initial purchasers subsequently sold the private notes to:

•	“qualified institutional buyers,” or QIBs, as defined in Rule 144A under the Securities Act, in reliance on Rule 144A; and

•	persons in offshore transactions in reliance on Regulation S under the Securities Act.

      As a condition to the initial sale of the private notes, we and the initial purchasers entered into a registration rights agreement on September 25, 2003. Pursuant to the registration rights agreement, we and the subsidiary guarantors agreed to use our reasonable best efforts to:

•	no later than 180 days after the issue date of the private notes, file a registration statement with the SEC with respect to a registered offer to exchange the private notes for the exchange notes having terms substantially identical in all material respects to the private notes (except that the exchange notes will not contain terms with respect to transfer restrictions, registration rights and additional notices);

•	cause the exchange offer registration statement to become effective under the Securities Act not later than 270 days after the issue date of the private notes; and

•	cause the exchange offer to be consummated not later than 300 days after the issue date of the private notes.

      Upon the effectiveness of the exchange offer registration statement, we and the subsidiary guarantors will offer the exchange notes in exchange for the surrender of the private notes. We and the subsidiary guarantors will keep the exchange offer open for not less than 30 days (or longer if required by applicable law) after the date notice of the exchange offer is mailed to the holders.

      We agreed to issue and exchange the exchange notes for all private notes properly surrendered and not withdrawn before the expiration of the exchange offer. The summary in this document of the registration rights agreement is not complete and is subject to, and is qualified in its entirety by, all the provisions of the registration rights agreement. WE URGE YOU TO READ THE ENTIRE REGISTRATION RIGHTS AGREEMENT CAREFULLY. A copy of the registration rights agreement has been filed as an exhibit to the registration statement which includes this prospectus. The registration statement is intended to satisfy some of our obligations under the registration rights agreement and the purchase agreement.

      Under existing SEC interpretations, the exchange notes will be freely transferable by holders other than our affiliates after the exchange offer without further registration under the Securities Act if the holder of the exchange notes represents that it is acquiring the exchange notes in the ordinary course of its business, that it has no arrangement or understanding with any person to participate in the distribution of the exchange notes and that it is not our affiliate, as such terms are interpreted by the SEC; provided that a broker-dealer receiving exchange notes for its own account in exchange for private notes, where such private notes were acquired by the broker-dealer as a result of market-making activities or other trading activities, will have a prospectus delivery requirement with respect to resales of such exchange notes. While the SEC has not taken a position with respect to this particular transaction, under existing SEC interpretations relating to transactions structured substantially like the exchange offer, participating broker-dealers may fulfill their prospectus delivery requirements with respect to exchange notes (other than a resale of an unsold allotment from the original sale of the notes) with the prospectus contained in the exchange offer registration statement. Under the registration rights agreement, we are required to allow participating broker-dealers and other persons, if any, with similar prospectus delivery requirements to use the prospectus contained in the exchange offer registration statement in connection with the resale of such exchange notes.

      A holder of private notes who wishes to exchange such private notes for exchange notes in the exchange offer will be required to represent that any exchange notes to be received by it will be acquired in the ordinary course of its business, that at the time of the commencement of the exchange offer it has no arrangement or understanding with any person to participate in the distribution (within the meaning of the Securities Act) of the exchange notes and that it is not our “affiliate,” as defined in Rule 405 of the Securities Act, or if it is our affiliate, that it will comply with the registration and prospectus delivery requirements of the Securities Act to the extent applicable.

      Each broker-dealer that receives exchange notes for its own account in exchange for private notes, where such private notes were acquired by such broker-dealer as a result of market-making activities or other trading activities, must acknowledge that it will deliver a prospectus in connection with any resale of such exchange notes. See “Plan of Distribution.”

Shelf Registration

      In the event that:

(1)	Banc One Capital Markets notifies us in writing that it reasonably believes it or any of its affiliates is required by applicable law or the SEC’s policy to deliver a prospectus in connection with market-making resales of the private notes;

(2)	due to any change in law or applicable interpretations or policy of the staff of the SEC, we and the subsidiary guarantors are not permitted to effect such an exchange offer;

(3)	for any other reason the exchange offer is not declared effective within 270 days, or consummated within 300 days, after the issuance of the private notes; or

(4)	prior to the 20th day following consummation of the exchange offer:

(A)	any initial purchaser so requests with respect to private notes not eligible to be exchanged for exchange notes in the exchange offer;

(B)	any holder of private notes (other than the initial purchasers) notifies us that it is not eligible to participate in the exchange offer; or

(C)	an initial purchaser that participates in the exchange offer notifies us that it did not receive freely tradeable exchange notes in exchange for notes constituting any portion of an unsold allotment, we and the subsidiary guarantors will, subject to certain conditions, at our cost:

•	as promptly as reasonably practicable, file a shelf registration statement covering resales of the private notes or the exchange notes, as the case may be;

•	use our reasonable best efforts to cause the shelf registration statement to be declared effective under the Securities Act; and

•	use our reasonable best efforts to keep the shelf registration statement continuously effective until the earlier of two years from the issue date of the private notes or the date on which all private notes registered thereunder are disposed of in accordance therewith or cease to be outstanding.

      We and the subsidiary guarantors will, in the event a shelf registration statement is filed, among other things, provide to each holder for whom such shelf registration statement was filed copies of the prospectus which forms a part of the shelf registration statement, notify each such holder when the shelf registration statement has become effective and take certain other actions as are required to permit unrestricted resales of the private notes or the exchange notes, as the case may be. A holder selling such private notes or exchange notes pursuant to the shelf registration statement generally would be required to be named as a selling security holder in the related prospectus and to deliver a prospectus to purchasers, will be subject to certain of the civil liability provisions under the Securities Act in connection with such sales and will be bound by the provisions of the registration rights agreements which are applicable to such holder (including certain indemnification obligations).

Additional Interest

      In the event that:

(1)	within 180 days after the issue date of the private notes, neither the exchange offer registration statement nor, if required to be filed pursuant to clause (1), (2) or (3) above, the shelf registration statement has been filed with the SEC;

(2)	within 30 days after a shelf registration statement is required to be filed pursuant to clause (1), (2) or (3) above, so long as such 30th day is a date after the 180th day following the issue of the notes, the shelf registration statement has not been filed with the SEC;

(3)	within 270 days after the issue date of the private notes, the exchange offer registration statement has not been declared effective;

(4)	within 300 days after the issue date of the private notes, neither the exchange offer has been consummated nor, if required to be filed pursuant to clause (1), (2) or (3) above, the shelf registration statement has been declared effective;

(5)	within 60 days of the day on which the obligation to file a shelf registration statement arises pursuant solely to clause (4) above, we fail to file such shelf registration statement with the SEC;

(6)	within 60 days of the day on which the obligation to have a shelf registration statement declared effective arises pursuant solely to clause (4) above, such shelf registration statement has not been declared effective; or

(7)	after either the exchange offer registration statement or the shelf registration statement has been declared effective, such registration statement thereafter ceases to be effective or usable (subject to certain exceptions) in connection with resales of private notes or exchange notes in accordance with and during the period specified in the registration rights agreement,

(each such event a “registration default”) then, additional interest will accrue on the aggregate principal amount of the private notes and the exchange notes subject to such registration statement from and including the date on which any such registration default has occurred to, but excluding, the date on which all registration defaults have been cured or all such private notes or exchange notes be freely transferable. Additional interest will accrue at an initial rate of 0.25% per annum, which rate shall increase by 0.25% per annum for each subsequent 90-day period during which such registration default continues up to a maximum of 1.0% per annum.

Terms of the Exchange Offer

      Based on the terms and conditions in this prospectus and in the letter of transmittal, we will issue $1,000 principal amount of exchange notes in exchange for each $1,000 principal amount of outstanding private notes properly surrendered pursuant to the exchange offer and not withdrawn prior to the expiration date. Private notes may be surrendered only in integral multiples of $1,000. The form and terms of the exchange notes are the same as the form and terms of the private notes except that:

•	the exchange notes will have a different CUSIP number from the private notes;

•	the exchange notes will be registered for the exchange offer under the Securities Act and, therefore, the exchange notes will not bear legends restricting the transfer of the exchange notes; and

•	holders of the exchange notes generally will not be entitled to any of the registration rights of holders of private notes under the registration rights agreement.

      The exchange notes will evidence the same indebtedness as the private notes which they replace and will be issued under, and be entitled to the benefits of, the same indenture that authorized the issuance of the private notes. As a result, both series of notes will be treated as a single class of debt securities under the indenture.

      As of the date of this prospectus, $450 million in aggregate principal amount of the private notes is outstanding. All of it is registered in the name of Cede & Co., as nominee for The Depository Trust Company (“DTC”). Solely for reasons of administration, we have fixed the close of business on March 29, 2004 as the record date for the exchange offer for purposes of determining the persons to whom this prospectus and the letter of transmittal will be mailed initially. There will be no fixed record date for determining holders of the private notes entitled to participate in this exchange offer.

      In connection with the exchange offer, neither the North Carolina Business Corporation Act nor the indenture governing the private notes gives you any appraisal or dissenters’ rights nor any other right to seek monetary damages in court. We intend to conduct the exchange offer in accordance with the provisions of the registration rights agreement and the applicable requirements of the Securities Act and the related SEC rules and regulations.

      For all relevant purposes, we will be regarded as having accepted properly surrendered private notes if and when we give oral or written notice of our acceptance to the exchange agent. The exchange agent will act as agent for the surrendering holders of private notes for the purposes of receiving the exchange notes from us.

      If you surrender private notes in the exchange offer, you will not be required to pay brokerage commissions or fees. In addition, subject to the instructions in the letter of transmittal, you will not have to pay transfer taxes for the exchange of private notes. We will pay all charges and expenses, other than certain applicable taxes described under “ — Fees and Expenses” below.

      By executing or otherwise becoming bound by the letter of transmittal, you will be making the representations described under “ — Representations on Tendering Private Notes” below.

     Expiration Date; Extensions; Amendments

      We will keep the exchange offer open for not less than 30 days, or longer if required by applicable law, after the date on which notice of the exchange offer is mailed to the holders of the private notes. The “expiration date” is 5:00 p.m., New York City time on April 30, 2004, unless we, in our sole discretion, extend the exchange offer, in which case the expiration date is the latest date and time to which we extend the exchange offer.

      In order to extend the exchange offer, we will:

•	notify the exchange agent of any extension by oral or written notice; and

•	issue a press release or other public announcement which will include disclosure of the approximate number of private notes deposited; such press release or announcement would be issued prior to 9:00 a.m., New York City time, on the next business day after the previously scheduled expiration date.

      We expressly reserve the right:

•	to delay accepting any private notes;

•	to extend the exchange offer;

•	to terminate the exchange offer; or

•	amend the terms of the exchange offer in any manner.

      Any delay in acceptance, extension, termination or amendment will be followed as soon as practicable by oral or written note to holders of the private notes, by means of a press release, public announcement or otherwise. If the exchange offer is amended in a manner determined by us to constitute a material change, we will promptly disclose that amendment by means of a prospectus supplement that will be distributed to the holders. If we make such an amendment, we will also extend the expiration date of the exchange offer, as necessary.

      We will have no obligation to publish, advertise, or otherwise communicate any public announcement of any delay, extension, amendment or termination that we may choose to make, other than by making a timely release to an appropriate news agency.

     Interest on the Exchange Notes

      The exchange notes will accrue interest on the same terms as the private notes, i.e., at the rate of 10% per year from September 25, 2003, the date we issued the private notes, payable semi-annually in arrears on April 1 and October 1 of each year, commencing October 1, 2004. The initial interest payment on the private notes will be made on April 1, 2004.

     Resale of the Exchange Notes

      We believe that you will be allowed to resell the exchange notes to the public without registration under the Securities Act, and without delivering a prospectus that satisfies the requirements of the Securities Act, if you can make the following representations:

•	you are acquiring the exchange notes in the ordinary course of business;

•	you are not engaged in, do not intend to engage in or have any arrangement or understanding with any person to participate in, the distribution of the private notes or exchange notes;

•	you are not an “affiliate” (as defined in Rule 405 under the Securities Act) of ours or, if you are such an affiliate, you will comply with the registration and prospectus delivery requirements of the Securities Act to the extent applicable;

•	if you are a broker-dealer, you have not entered into any arrangement or understanding with us or any “affiliate” of ours (within the meaning of Rule 405 under the Securities Act) to distribute the exchange notes; and

•	if you are a broker-dealer receiving exchange notes for your own account in exchange for unregistered private notes that were acquired as a result of market-making activities or other trading activities, you will deliver a prospectus in connection with any resale of such exchange notes.

      You are required to represent to us in the letter of transmittal accompanying this prospectus that you meet these conditions exempting you from the registration requirements before you will be allowed to participate in the exchange offer.

      We base our view on interpretations by the staff of the SEC in no-action letters issued to other issuers in exchange offers like ours. We have not, however, asked the SEC to consider this particular exchange offer in the context of a no-action letter. Therefore, you cannot be sure that the SEC will treat this exchange offer in the same way as it has treated others in the past. If our belief is wrong, or if you cannot truthfully make the representations described above, and you transfer any exchange note issued to you in the exchange offer without meeting the registration and prospectus delivery requirements of the Securities Act, or without an exemption from such requirements, you could incur liability under the Securities Act. We are not indemnifying you for any such liability and we will not protect you against any loss incurred as a result of any such liability under the Securities Act.

      A broker-dealer that has bought private notes for market-making or other trading activities has to deliver a prospectus in order to resell any exchange notes it has received for its own account in the exchange. This prospectus may be used by such a broker-dealer to resell any of its exchange notes. In addition, a broker-dealer which has acquired the private notes for its own account as a result of market-making or other trading activities may participate in the exchange offer if it has not entered into any arrangement or understanding with us or an affiliate of ours to distribute the exchange notes. We have agreed in the registration rights agreement to make this prospectus, and any amendment or supplement to this prospectus, available to any such broker-dealer that requests copies in the letter of transmittal for a period of up to 90 days after the registration statement relating to this exchange offer is declared effective. See “Plan of Distribution” for more information regarding broker-dealers.

Procedures for Tendering

      If you wish to surrender private notes you must do the following:

•	properly complete, sign and date the letter of transmittal (or a facsimile of the letter of transmittal);

•	have the signatures on the letter of transmittal (or facsimile) guaranteed if required by the letter of transmittal; and

•	mail or deliver the letter of transmittal (or facsimile) together with your private notes and any other required documents to the exchange agent at the address appearing below under “ — Exchange Agent” for receipt prior to 5:00 p.m., New York City time, on the expiration date.

      In addition, either:

•	certificates for such private notes must be received by the exchange agent along with the letter of transmittal;

•	a timely confirmation of a book-entry transfer of the private notes into the exchange agent’s account at DTC pursuant to the procedure for book-entry transfer described below under “ — Book-Entry Transfer,” must be received by the exchange agent prior to the expiration date; or

•	you must comply with the procedures described below under “—Guaranteed Delivery Procedures.”

      In order for the tender to be effective, the exchange agent must receive the private notes, a completed letter of transmittal and all other required documents before 5:00 p.m., New York City time, on the expiration date.

      THE METHOD OF DELIVERY OF PRIVATE NOTES AND THE LETTER OF TRANSMITTAL AND ALL OTHER REQUIRED DOCUMENTS TO THE EXCHANGE AGENT IS AT YOUR ELECTION AND RISK, AND THE DELIVERY WILL BE DEEMED MADE ONLY WHEN ACTUALLY RECEIVED OR CONFIRMED BY THE EXCHANGE AGENT.

      As an alternative to delivery by mail, you may wish to consider overnight or hand delivery service, properly insured. IN ALL CASES, YOU SHOULD ALLOW SUFFICIENT TIME TO ASSURE DELIVERY TO THE EXCHANGE AGENT BEFORE THE EXPIRATION DATE. Do not send the letter of transmittal or any private notes to us. You may ask your broker, dealer, commercial bank, trust company or nominee to perform these transactions for you.

      If you do not withdraw your surrender of private notes prior to the expiration date, you will be regarded as agreeing to surrender the private notes in accordance with the terms and conditions in this exchange offer.

      If you are a beneficial owner of the private notes and your private notes are held through a broker, dealer, commercial bank, trust company or other nominee and you want to surrender your private notes, you should contact your intermediary promptly and instruct it to surrender the private notes on your behalf. If you wish to tender on your own behalf, you must, before completing and executing the letter of transmittal for the exchange offer and delivering your private notes, either arrange to have your private notes registered in your name or obtain a properly completed bond power from the registered holder or a DTC participant listed on a securities position listing furnished by DTC with respect to the private notes. The transfer of registered ownership may take a long time.

      By tendering, you will make the representations described below under “ — Representations on Tendering Private Notes.” In addition, each participating broker-dealer who receives exchange notes for its own account in exchange for private notes that were acquired by the broker-dealer as a result of market making activities or other trading activities must acknowledge that it will deliver a prospectus in connection with any resale of the exchange notes. See “Plan of Distribution.”

      Your tender and our acceptance of the tender will constitute the agreement between you and us set forth in this prospectus and in the letter of transmittal.

     Signature on Letter of Transmittal

      Signatures on a letter of transmittal or a notice of withdrawal described below under “ — Withdrawal of Tenders,” as the case may be, must generally be guaranteed by an eligible institution. You can submit the letter of transmittal without guarantee if you surrender your private notes (i) as a registered holder and you have not completed the box titled “Special Delivery Instruction” on the letter of transmittal or (ii) for the account of an eligible institution. In the event that signatures on a letter of transmittal or a notice of withdrawal are required to be guaranteed, the guarantee must be made by:

•	a member firm of a registered national securities exchange or of the NASD;

•	a commercial bank or trust company having an office or correspondent in the United States; or

•	an “eligible guarantor institution” within the meaning of Rule 17Ad-15 under the Exchange Act which is a member of one of the recognized signature guarantee programs identified in the letter of transmittal.

      If you sign the letter of transmittal even though you are not the registered holder of any private notes listed in the letter of transmittal, your private notes must be endorsed or accompanied by a properly completed bond power. The bond power must authorize you to tender the private notes on behalf of the registered holder and must be signed by the registered holder as the registered holder’s name appears on the private notes.

      In connection with any surrender of private notes in definitive certificated form, if you sign the letter of transmittal or any private notes or bond powers in your capacity as trustee, executor, administrator, guardian, attorney-in-fact or officer of a corporation or if you are otherwise acting in a fiduciary or representative capacity, you should indicate this when signing. Unless waived by us, you must submit with the letter of transmittal evidence satisfactory to us of your authority to act in the particular capacity.

     Acceptance of Tendered Notes

      All questions as to the validity, form, acceptance, withdrawal and eligibility, including time of receipt of surrendered private notes, will be determined by us in our sole discretion, which will be final and binding.

      We reserve the absolute right:

•	to reject any and all private notes not properly surrendered;

•	to reject any private notes if our acceptance of them would, in the opinion of our counsel, be unlawful; and

•	to waive any defects, irregularities or conditions of surrender as to particular private notes.

      Unless waived, you must cure any defects or irregularities in connection with surrenders of private notes within the time period we will determine. Although we intend to notify holders of defects or irregularities in connection with surrenders of private notes, neither we, the exchange agent nor anyone else will be liable for failure to give such notice. Surrenders of private notes will not be deemed to have been made until any defects or irregularities have been cured or waived.

      We do not currently intend to acquire any private notes that are not surrendered in the exchange offer or to file a registration statement to permit resales of any private notes that are not surrendered pursuant to the exchange offer. We reserve the right in our sole discretion to purchase or make offers for any private notes that remain outstanding after the expiration date. To the extent permitted by applicable law, we also reserve the right in our sole discretion to purchase private notes in the open market, in privately negotiated transactions or otherwise. The terms of any future purchases or offers could differ from the terms of the exchange offer.

     Representations on Tendering Private Notes

      By surrendering private notes pursuant to the exchange offer, you will be telling us that, among other things,

•	you have full power and authority to surrender, sell, assign and transfer the private notes tendered;

•	you are acquiring the exchange notes in the ordinary course of your business;

•	you are not an “affiliate”, as defined in Rule 405 under the Securities Act, of ours, or a broker-dealer tendering the private notes acquired directly from us for its own account;

•	you are not participating, do not intend to participate and have no arrangement or understanding with any person to participate in the distribution of the private notes or exchange notes;

•	you understand that a secondary resale transaction described above and any resales of exchange notes obtained by you in exchange for private notes acquired by you directly from us should be covered by an effective registration statement containing the selling security holder information required by Item 507 or Item 508, as applicable, of Regulation S-K of the SEC; and

•	we will acquire good, marketable and unencumbered title to the private notes being tendered, free and clear of all security interests, liens, restrictions, charges, encumbrances, conditional sale agreements or other obligations relating to their sale or transfer, and not subject to any adverse claim when the private notes are accepted by us.

      If you are a broker-dealer and you receive exchange notes for your own account in exchange for private notes that were acquired as a result of market-making activities or other trading activities, you will be required to acknowledge in the letter of transmittal that you will deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of such exchange notes received in the exchange offer.

     Return of Private Notes

      If any surrendered private notes are not accepted for any reason described here or if private notes are withdrawn or are submitted for a greater principal amount than you desire to exchange, those private notes will be returned, at our cost, to (i) the person who surrendered them or (ii) in the case of private notes surrendered by book-entry transfer, the exchange agent’s account at DTC. Any such private notes will be returned promptly to the surrendering person or credited to an account maintained with DTC.

Book-Entry Transfer

      The exchange agent will make a request to establish an account with respect to the private notes at DTC for purposes of facilitating the exchange offer within two business days after the date of this prospectus. Subject to the establishment of the account, any financial institution that is a participant in DTC’s systems may make book-entry delivery of private notes by causing DTC to transfer the private notes into the exchange agent’s account at DTC in accordance with DTC’s procedures for transfer. However, although delivery of private notes may be effected through book-entry transfer at DTC, you must transmit the letter of transmittal with any required signature guarantees and any other required documents to the exchange agent at the address appearing below under “ — Exchange Agent” for its receipt on or prior to the expiration date or pursuant to the guaranteed delivery procedures described below.

Guaranteed Delivery Procedures

      If you wish to surrender your private notes and (i) your private notes are not readily available so you cannot meet the expiration date deadline or (ii) you cannot deliver your private notes, the letter of transmittal or any other required documents to the exchange agent prior to the expiration date, you may still participate in the exchange offer if:

•	the surrender is made through an eligible institution;

•	prior to the expiration date, the exchange agent receives from such eligible institution a properly completed and duly executed notice of guaranteed delivery substantially in the form provided by us, by facsimile transmission, mail or hand delivery, containing:

•	the name and address of the holder, the certificate number(s) of the private notes, if applicable, and the principal amount of private notes surrendered;

•	a statement that the surrender is being made thereby;

•	a guarantee that, within three business days after the expiration date, the letter of transmittal, together with the certificate(s) representing the private notes in proper form for transfer or a book-entry confirmation, and any other required documents, will be deposited by the eligible institution with the exchange agent; and

•	the properly executed letter of transmittal, as well as the certificate(s) representing all surrendered private notes in proper form for transfer or a book-entry confirmation, and all other documents required by the letter of transmittal are received by the exchange agent within three business days after the expiration date.

      The exchange agent will send you a notice of guaranteed delivery upon your request if you wish to surrender your private notes according to the guaranteed delivery procedures set forth above.

Withdrawal of Tenders

      Except as otherwise provided in this prospectus, you may withdraw your surrender of private notes at any time prior to 5:00 p.m., New York City time, on the expiration date.

      To withdraw a surrender of private notes in the exchange offer, the exchange agent must receive a written or facsimile transmission notice of withdrawal at its address set forth below under “ — Exchange Agent” prior to 5:00 p.m., New York City time, on the expiration date. Any notice of withdrawal must:

•	specify the name of the person having deposited the private notes to be withdrawn;

•	identify the private notes to be withdrawn, including the certificate number or numbers, if applicable, and principal amount of the private notes or, in the case of original notes transferred by book-entry transfer, the name and number of the account at DTC to be credited; and

•	be signed by the holder in the same manner as the original signature on the letter of transmittal by which the private notes were tendered.

      All questions as to the validity, form, eligibility and time of receipt of notices will be determined by us, in our sole discretion, and our determination shall be final and binding upon all parties. Any private notes so withdrawn will be deemed not to have been validly surrendered for purposes of the exchange offer, and no exchange notes will be issued unless the private notes so withdrawn are validly re-tendered. Properly withdrawn private notes may be re-tendered by following one of the procedures described above under “ — Procedures for Tendering” at any time prior to the expiration date.

     Conditions

      Notwithstanding any other term of the exchange offer, we will not be required to accept for exchange, or exchange the exchange notes for, any private notes, and we may terminate the exchange offer as provided in this prospectus before the acceptance of those private notes if, in our judgment, any of the following conditions has occurred or exists or has not been satisfied or waived prior to the expiration of the exchange offer:

•	any law, statute, rule or regulation is proposed, adopted or enacted, or the staff of the SEC interprets any existing law, statute, rule or regulation in a manner, which, in our reasonable judgment, would materially impair our ability to proceed with the exchange offer;

•	any action or proceeding is instituted or threatened in any court or by or before any governmental agency with respect to the exchange offer which, in our reasonable judgment, would materially impair our ability to proceed with the exchange offer; or

•	any governmental approval, which we deem necessary for the consummation of the exchange offer, has not been obtained.

      If we determine in our sole discretion that any of these conditions are not satisfied, we may:

•	refuse to accept any private notes and return all tendered private notes to the tendering holders;

•	extend the exchange offer and retain all private notes tendered prior to the expiration of the exchange offer, subject, however, to the rights of holders who tendered the private notes to withdraw their tendered private notes; or

•	waive the unsatisfied conditions, if permissible, with respect to the exchange offer and accept all properly tendered private notes which have not been withdrawn. If that waiver constitutes a material change to the exchange offer, we will promptly disclose the waiver by means of a prospectus supplement that will be distributed to the registered holders, and we will extend the exchange offer to the extent required by law.

      The conditions listed above are for our sole benefit and we may assert these rights regardless of the circumstances giving rise to any of these conditions. We may waive these conditions in our reasonable discretion in whole or in part at any time and from time to time. If we fail at any time to exercise any of the above rights, the failure will not be deemed a waiver of these rights, and these rights will be deemed ongoing rights which may be asserted at any time and from time to time.

      The exchange offer is not conditioned upon any minimum principal amount of private notes being submitted for exchange.

Termination of Certain Rights

      All registration rights under the registration rights agreement benefiting the holders of the private notes that are eligible to participate in the exchange offer will terminate when we consummate the exchange offer. That includes all rights to receive additional interest in the event of a registration default under the registration rights agreement. In any case, we have agreed, for a period of up to 90 days after the exchange offer is consummated, to make this prospectus, and any amendment or supplement to this prospectus, available to any broker-dealer for use in a resale.

Exchange Agent

      We have appointed Wells Fargo Bank, N.A. as the exchange agent for the exchange offer. You should direct any questions and requests for assistance, requests for additional copies of this prospectus or of the letter of transmittal and requests for notice of guaranteed delivery to the exchange agent, addressed as follows:

By Registered and Certified Mail Wells Fargo Bank, N.A. Corporate Trust Operations MAC N9303-121 P.O. Box 1517 Minneapolis, MN 55480 Attention: Reorg.	By Overnight Courier or Regular Mail: Wells Fargo Bank, N.A. Corporate Trust Operations MAC N9303-121 6th & Marquette Avenue Minneapolis, MN 55479 Attention: Reorg.	By Hand Delivery Well Fargo Bank, N.A. Corporate Trust Services 608 2nd Avenue South Northstar East Building — 12th Floor Minneapolis, MN 55402 Attention: Reorg.
or Facsimile: (612) 667-4927 Telephone: (612) 667-9764

      Delivery of the letter of transmittal to an address, or transmission via telegram, telex or facsimile, other than to the exchange agent as set forth above, will not constitute a valid delivery.

Fees and Expenses

      We will pay for the expenses of this exchange offer. The principal solicitation for tenders of private notes is being made by mail. However, additional solicitation may be made by telegraph, facsimile transmission, e-mail, telephone or in person by our officers and regular employees.

      We have not retained a dealer-manager in connection with the exchange offer, and will not make any payments to brokers, dealers or others soliciting acceptances of the exchange offer. We will, however, pay the exchange agent reasonable and customary fees for its services and will reimburse it for its reasonable out-of-pocket expenses in connection with providing the services.

      We will pay all transfer taxes, if any, applicable to the exchange of private notes in connection with the exchange offer. If, however, a transfer tax is imposed for any reason other than the exchange of private notes in connection with the exchange offer, then the amount of any transfer taxes will be payable by the person surrendering the notes. If you do not submit satisfactory evidence of payment of taxes or of an exemption payment of any applicable transfer taxes with the letter of transmittal, the amount of those transfer taxes will be billed directly to you.

Accounting Treatment

      We will record the exchange notes at the same carrying value as the private notes as reflected in our accounting records on the date of exchange. Therefore, we will not recognize a gain or loss for accounting purposes. We will amortize the expenses of the exchange offer and the unamortized expenses related to the issuance of the private notes over the remaining term of the notes.

Consequences of Failure to Exchange

      You do not have to participate in the exchange offer. You should carefully consider whether to accept the terms and conditions of this exchange offer. We urge you to consult your financial and tax advisors in deciding what action to take with respect to the exchange offer.

      Private notes that are not exchanged will remain “restricted securities” within the meaning of Rule 144(a)(3)(iii) of the Securities Act. Accordingly, they may not be offered, sold, pledged or otherwise transferred except:

•	to a person whom the purchaser reasonably believes is a QIB in a transaction meeting the requirements of Rule 144A;

•	in an offshore transaction complying with Rule 903 or Rule 904 of Regulation S;

•	pursuant to an exemption from registration under the Securities Act provided by Rule 144 thereunder (if available);

•	in accordance with another exemption from the registration requirements of the Securities Act (and based upon an opinion of counsel acceptable to us, if we so request);

•	to us; or

•	pursuant to an effective registration statement under the Securities Act, and, in each case, in accordance with all applicable U.S. state securities or “blue sky” laws.

      See “Risk Factors” for more information about the risks of not participating in the exchange offer.

Regulatory Approvals

      We do not believe that the receipt of any material federal or state regulatory approval will be necessary in connection with the exchange offer, other than the effectiveness of the exchange offer registration statement under the Securities Act.

THE PHARMA SERVICES TRANSACTION

      On September 25, 2003, Pharma Services acquired all of our outstanding common stock. Pharma Services was formed by Dennis B. Gillings, Ph.D., our Executive Chairman, Chief Executive Officer and founder, and One Equity, the private equity arm of Bank One Corporation, Inc.

      As of March 5, 2004, Dr. Gillings and his affiliates own approximately 19.7% of the outstanding shares of common stock of Pharma Services and 17.0% of the outstanding preferred stock. Pharma Services also has an equity incentive plan under which certain executive officers and other members of senior management have purchased an aggregate of 6.2% of the outstanding common stock of Pharma Services as of March 5, 2004, at the same price per share of common stock as was paid by One Equity and the other investors. The equity incentive plan also provides for option grants to purchase up to an aggregate of an additional 3.6% of such common stock, on a fully-diluted basis, at a stock option exercise price set above fair market value on the date of grant. Such shares and stock options generally vest over a period of five years of continued employment.

      The total amount of consideration necessary to consummate the Pharma Services transaction and the related transactions was approximately $1.88 billion, consisting of (i) approximately $1.74 billion to acquire the outstanding shares of our common stock (including equity rollover) and payments in respect of the cancellation of outstanding stock options, (ii) approximately $912,000 to repay certain of our existing indebtedness and (iii) approximately $146.4 million to pay transaction fees and expenses. These funds were obtained from equity and debt financings together with our available cash of $592.0 million. The financing for the Pharma Services transaction consisted of the following:

•	cash equity financing in the aggregate amount of $424.4 million, including investments of $222.3 million from One Equity, $90.0 million from TPG and $90.0 million from Temasek;

•	equity rollover in the aggregate amount of $107.1 million, of which $93.7 million consisted of shares of our common stock and options to purchase our common stock held by Dr. Gillings and his affiliates;

•	a six-year $310.0 million term loan and a five-year $75.0 million revolving credit facility was provided as part of our $385.0 million senior secured credit facility; and

•	$450.0 million raised through the issuance of the senior subordinated notes.

      On March 18, 2004, Intermediate Holding completed an offering of 11.5% Senior Discount Notes due 2014 with aggregate gross proceeds of $124.7 million. Intermediate Holding will use the net proceeds of that offering to pay a dividend on its common stock to Pharma Services. Pharma Services will use the funds for the repurchase of a portion of its outstanding shares of preferred stock on a pro rata basis and for the payment of accrued and unpaid dividends on the stock repurchased.

USE OF PROCEEDS

      The exchange offer is intended to satisfy certain obligations under our registration rights agreement. We will not receive any cash proceeds from the issuance of the exchange notes. Because we are exchanging the private notes for the exchange notes, which have substantially identical terms, the issuance of the exchange notes will not result in any increase in our indebtedness. The private notes surrendered in exchange for the exchange notes will be retired and canceled and cannot be re-issued. We used the net proceeds from the sale of the private notes, together with borrowings under the senior secured credit facility, cash equity investments in Pharma Services and our available cash to finance our merger with Pharma Services and fund fees and expenses related thereto, including the expenses in connection with the offering of the private notes themselves, and to repay certain of our existing debt. We have agreed to pay for the expenses of the exchange offer.

CAPITALIZATION

      The following table sets forth our capitalization as of December 31, 2003. You should read this table in conjunction with the consolidated financial statements and the related notes included elsewhere in this prospectus.

As of December 31, 2003

(dollars in thousands)
Cash and cash equivalents	$375,163
Investments in debt securities	11,037
Investments in marketable equity securities	58,294

Total cash and cash equivalents and investments in debt and marketable equity securities	$444,494

Total debt (including current portion):
Revolving credit facility(1)	$—
Term loan B	309,225
10% senior subordinated notes	450,000
Other indebtedness	35,089

Total debt	794,314
Total shareholders’ equity	535,098

Total capitalization	$1,329,412

(1)	The revolving credit facility provides for borrowings of up to $75 million, all of which are available to us for working capital and general corporate purposes.

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL INFORMATION

      The following unaudited pro forma condensed consolidated financial information is derived by the application of pro forma adjustments to our historical financial statements for the periods from January 1, 2003 through September 25, 2003 and September 26, 2003 through December 31, 2003, which are included elsewhere herein. Our condensed consolidated balance sheet as of December 31, 2003 includes the effects of the Pharma Services transaction and, therefore, is not presented in this section. The unaudited pro forma condensed consolidated statements of operations for the year ended December 31, 2003 gives effect to the Pharma Services transaction as if it had occurred on January 1, 2003. The pro forma adjustments are based upon available information, preliminary estimates and certain assumptions that we believe are reasonable, but which are subject to change and are described in the accompanying notes. The pro forma statements should not be considered indicative of actual results that would have been achieved had the Pharma Services transaction been consummated on the dates indicated and do not purport to indicate results of operations as of any future date or any future period. The unaudited pro forma financial information should be read in conjunction with the discussion under the heading “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the historical financial statements and notes thereto included elsewhere herein.

      The Pharma Services transaction was accounted for as a purchase in conformity with Statement of Financial Accounting Standards, or SFAS, No. 141, “Business Combinations” and Emerging Issues Task Force, or EITF, Issue No. 88-16, “Basis in Leveraged Buyout Transactions.” The total cost of the purchase was allocated as a partial change in basis to the tangible and identifiable intangible assets acquired and liabilities assumed based on their respective fair values as of the date of the Pharma Services transaction based upon an independent valuation. The excess of the purchase price over the estimated fair value of the tangible and identifiable intangible assets acquired net of liabilities assumed was allocated to goodwill. The purchase price allocation has been completed and related adjustments have been reflected in our financial statements as of December 31, 2003 and for the period September 26, 2003 through December 31, 2003.

Unaudited Pro Forma Condensed Consolidated Statement

of Operations From Continuing Operations
for the Year Ended December 31, 2003
(dollars in thousands)

		Adjustments
		for the
		Pharma Services		Quintiles
	Quintiles	Transaction		Pro Forma

Gross revenues	$2,045,987	$—		$2,045,987
Costs, expenses and other:
Costs of revenues	1,373,420	42,492	(1)	1,415,912
General and administrative	552,006	—		552,006
Interest (income) expense, net	5,516	57,688	(2)	63,204
Other (income) expense, net	(7,839)	—		(7,839)
Transaction and restructuring	54,148	—		54,148

	1,977,251	100,180		2,077,431

Income before income taxes	68,736	(100,180)		(31,444)
Income tax expense (benefit)	38,896	(43,179	)(3)	(4,283)

Income before equity in losses of unconsolidated affiliates and other	29,840	(57,001)		(27,161)
Equity in losses of unconsolidated affiliates and other	(106)	—		(106)

Income from continuing operations	$29,734	$(57,001)		$(27,267)

Notes to Unaudited Pro Forma Condensed Consolidated Financial Statements

as of and for the Year Ended December 31, 2003
(dollars in thousands)

Statement of Operations:

Adjustments for the Pharma Services Transaction

(1)	Depreciation and Amortization. The pro forma adjustments represent adjustments to depreciation and amortization for the period from January 1, 2003 through September 25, 2003 resulting from the application of purchase accounting.

Property, plant and equipment	$2,813
Non-compete agreements	12,150
Trademarks and tradenames	925
Product licensing and distribution rights	703
Contract backlog and customer relationships	25,901

Pro forma adjustment for depreciation and amortization	$42,492

(2)	Interest (income) expense: The pro forma adjustment to interest (income) expense reflects the elimination of the interest income for the period from January 1, 2003 through September 25, 2003 and the estimated interest expense on the senior subordinated notes, the term loan and the revolving credit facilities and the estimated related debt issuance costs, net of the historical interest expense we incurred under the notes and debt expected to be repaid.

Interest income for the period from January 1, 2003 through September 25, 2003	$7,842
Interest expense on debt to be repaid for the period from January 1, 2003 through September 25, 2003	(49)
Estimated interest expense for the senior subordinated notes	33,750
Estimated interest expense for term loan	13,369
Estimated interest expense on unused portion of revolver	281
Estimated amortization of debt issuance costs:
Notes amortized over the life of the senior subordinated notes	1,108
Term loan amortized over the life of the term loan	1,089
Revolver amortized over the life of the revolver	298

Pro forma adjustment for interest expense	$57,688

(3)	Income taxes: The pro forma income adjustments consist of items that would be taxed in both the U.S. and international jurisdictions. Accordingly, we reflected the income tax impact of these adjustments using our effective consolidated income tax rate of 43.1%.

SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA

      The selected consolidated statement of operations data set forth below for each of the years in the two-year period ended December 31, 2002 and the periods from January 1, 2003 through September 25, 2003 and September 26, 2003 through December 31, 2003 and the consolidated balance sheet data set forth below as of December 31, 2002 and 2003 are derived from our audited consolidated financial statements and notes thereto as included elsewhere herein. The selected consolidated statement of operations data set forth below for the three years in the period ended December 31, 2000, and the consolidated balance sheet data set forth below as of December 31, 1999, 2000 and 2001 are derived from our audited consolidated financial statements not included herein. During 2000, we completed the sale of our electronic data interchange unit, ENVOY, and as such the results of ENVOY, for all periods presented, have been reported separately as a discontinued operation in the consolidated financial statements. The selected consolidated financial data presented below should be read in conjunction with our audited consolidated financial statements and notes thereto and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere herein.

							Year Ended
							December 31, 2003

							January 1,		September 26,
	Year Ended December 31,						Through		Through
							September 25,		December 31,
	1999		2000	2001	2002		2003		2003

	Predecessor		Predecessor	Predecessor	Predecessor		Predecessor		Successor

	(dollars in thousands)
Statement of Operations Data:
Net revenues	$1,609,143		$1,660,489	$1,620,483	$1,592,759		$1,230,139		$450,910
Reimbursed service costs	221,222		210,588	263,429	399,650		268,683		96,255
Gross revenues	1,830,365		1,871,077	1,883,912	1,992,409		1,498,822		547,165
Income (loss) from continuing operations before income taxes(1)	115,910		(51,005)	(262,496)	123,660		65,341		3,395
Income (loss) from continuing operations	73,168		(34,174)	(175,873)	81,664		37,161		(7,427)
Income from discontinued operation, net of income taxes	36,123		16,770	—	—		—		—
Extraordinary gain from sale of discontinued operation, net of income taxes	—		436,327	142,030	—		—		—
Cumulative effect on prior years (to December 31, 2001) of changing to a different method of recognizing deferred income taxes	—		—	—	45,659		—		—
Net income (loss)	$109,291		$418,923	$(33,843)	$127,323		$37,161		$(7,427)

Other Financial Data:
Interest expense	11,233		4,842	3,172	2,551		1,738		20,651
Capital expenditures	158,128		108,782	133,983	40,157		39,682		14,894
Ratio of earnings to fixed charges(2)	5.61	x	—	—	5.89	x	4.24	x	1.12	x

	As of December 31,

	1999	2000	2001	2002	2003

	Predecessor	Predecessor	Predecessor	Predecessor	Successor

	(dollars in thousands)
Balance Sheet Data:
Cash and cash equivalents	$191,653	$330,214	$565,063	$644,284	$375,163
Working capital	78,039	308,684	617,552	568,473	133,462
Total assets	1,607,565	1,961,578	1,853,794	2,054,195	1,992,711
Long-term debt and capital leases including current portion	185,765	38,992	37,866	40,574	794,314
Shareholders’ equity	$991,759	$1,404,706	$1,455,088	$1,598,386	$535,098

(1)	Includes charges and (gains) as set forth in the table below:

					Year Ended
					December 31, 2003

					January 1	September 26
	Year Ended December 31,				Through	Through
					September 25,	December 31,
	1999	2000	2001	2002	2003	2003

	Predecessor	Predecessor	Predecessor	Predecessor	Predecessor	Successor

	(dollars in thousands)
Restructuring charges and transaction costs	$26,322	$58,592	$54,169	$3,359	$54,148	$—
Write-off of goodwill and other assets	—	—	27,122	—	—	—
Disposal of business	—	17,325	—	—	—	—
WebMD related transactions:					—	—
Settlement of litigation	—	—	(83,200)	—	—	—
Impairment of investments	—	—	334,023	—	—	—
Gain on investment	—	—	(8,470)	—	—	—

(2)	The ratio of earnings to fixed charges set forth herein is computed in accordance with Item 503(d) of Regulation S-K under the Securities Act and may differ from the fixed charge coverage ratio computed for purposes of the indenture governing the notes and the credit agreement governing our senior secured credit facility. Deficiency in earnings available to cover fixed charges for the years ended December 31, 2000 and 2001 was $19.7 million and $233.6 million, respectively. These deficits were primarily the result of restructuring charges and charges and (gains) derived from the WebMD related transactions. See “Management’s discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes included elsewhere in this prospectus.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL

CONDITION AND RESULTS OF OPERATIONS

Overview

      Quintiles Transnational Corp. helps improve healthcare worldwide by providing a broad range of professional services, information and partnering solutions to the pharmaceutical, biotechnology and healthcare industries. Based on our competitors’ press releases and public filings with the SEC, we are the largest company in the pharmaceutical outsourcing services industry as ranked by 2003 gross revenues. The revenues of the second largest company were approximately $1.07 billion less than our 2003 revenues.

      On April 10, 2003, following the unanimous recommendation of a special committee of independent directors, our Board of Directors approved a merger transaction with Pharma Services for our public shareholders to receive $14.50 per share in cash. In order to finance the Pharma Services transaction, Pharma Services sold equity units consisting of preferred and common stock for $390.5 million. In addition, we entered into a secured credit facility which consists of a $310.0 million principal senior term loan and a $75.0 million revolving loan facility. We also issued $450.0 million principal amount of 10% senior subordinated notes due 2013. Pharma Services also used approximately $558.3 million of our existing cash to fund the Pharma Services transaction.

      The Pharma Services transaction was completed on September 25, 2003, after receiving regulatory and shareholder approval. As a result of the Pharma Services transaction, Pharma Services Acquisition Corp., a subsidiary of Pharma Services, was merged with and into us, and, we as the surviving corporation, became an indirect wholly owned subsidiary of Pharma Services. Consequently, our results of operations, financial position and cash flows prior to the date of the Pharma Services transaction are presented as the “predecessor.” The financial effects of the Pharma Services transaction and our results of operations, financial position and cash flows as the surviving corporation following the Pharma Services transaction are presented as the “successor.” To clarify and emphasize that the successor company has been presented on an entirely new basis of accounting, we have separated predecessor and successor operations with a vertical black line, where appropriate.

Results of Operations

      In accordance with generally accepted accounting principles in the United States, or GAAP, our predecessor results have not been aggregated with our successor results and, accordingly, our Condensed Consolidated Financial Statements do not show results of operations or cash flows for the twelve months ended December 31, 2003. However, in order to facilitate an understanding of our results of operations for the twelve months ended December 31, 2003 in comparison with the twelve months ended December 31, 2002, we present and discuss our predecessor results and our successor results on a combined basis. The combined results of operations are non-GAAP financial measures and should not be used in isolation or substitution of the predecessor and successor results.

      Below is a reconciliation of the combined results for the year ended December 31, 2003:

	September 26, 2003	January 1, 2003
	through	through	Year ended
	December 31, 2003	September 25, 2003	December 31, 2003

	Successor	Predecessor	Combined
Gross revenues	$547,165	$1,498,822	$2,045,987
Costs, expenses and other:
Costs of revenues	375,598	997,822	1,373,420
General and administrative	154,688	397,318	552,006
Interest (income) expense, net	15,890	(10,374)	5,516
Other (income) expense, net	(2,406)	(5,433)	(7,839)
Transaction and restructuring	—	54,148	54,148

	543,770	1,433,481	1,977,251

Income (loss) before income taxes	3,395	65,341	68,736
Income tax expense (benefit)	10,712	28,184	38,896

Income (loss) before equity in earnings of unconsolidated affiliates and other	(7,317)	37,157	29,840
Equity in earnings of unconsolidated affiliates and other	(110)	4	(106)

Net (loss) income	$(7,427)	$37,161	$29,734

      Below is a reconciliation of the results by segment on a combined basis for the year ended December 31, 2003:

	September 26, 2003	January 1, 2003
	through	through	Year ended
	December 31, 2003	September 25, 2003	December 31, 2003

	Successor	Predecessor	Combined
Net revenues:
Product development	$270,247	$734,729	$1,004,976
Commercial services	141,163	392,050	533,213
PharmaBio Development	49,958	133,137	183,095
Eliminations	(10,458)	(29,777)	(40,235)

	$450,910	$1,230,139	$1,681,049

Contribution:
Product development	$141,046	$375,125	$516,171
Commercial services	55,353	142,144	197,497
PharmaBio Development	9,736	43,001	52,737

	$206,135	$560,270	$766,405

      Below is a reconciliation of certain items of the combined statement of cash flows for the year ended December 31, 2003:

	September 26, 2003	January 1, 2003
	through	through	Year ended
	December 31, 2003	September 25, 2003	December 31, 2003

	Successor	Predecessor	Combined
Net cash provided by operating activities	$105,615	$169,869	$275,484

Investing activities:
Acquisition of property, equipment and software	(14,894)	(39,682)	(54,576)
Repurchase of common stock in Transaction	(1,617,567)	—	(1,617,567)
Payment of transaction costs in Transaction	(64,734)	(2,896)	(67,630)
Acquisition of businesses, net of cash acquired	(3,363)	(1,379)	(4,742)
Acquisition of intangible assets	—	(4,519)	(4,519)
Acquisition of commercial rights and royalties	(3,000)	(17,710)	(20,710)
Proceeds from disposition of property and equipment	1,960	6,219	8,179
Proceeds from (purchases of) debt securities, net	(886)	25,267	24,381
Purchases of equity securities and other investments	(6,020)	(10,830)	(16,850)
Proceeds from sale of equity securities and other investments	7,633	61,926	69,559

Net cash used in (provided by) investing activities	(1,700,871)	16,396	(1,684,475)

Financing activities:
Borrowings, net of costs, in Transaction	733,433	—	733,433
Capital contribution in Transaction	390,549	—	390,549
Principal payments on credit arrangements, net	(5,647)	(13,219)	(18,866)
Issuance of common stock (predecessor)	—	7,042	7,042

Net cash provided by (used in) financing activities	1,118,335	(6,177)	1,112,158

Year Ended December 31, 2003 Compared with Year Ended December 31, 2002

      Gross Revenues. Gross revenues for the year ended December 31, 2003 were $2.05 billion versus $1.99 billion for the year ended December 31, 2002. Gross revenues include service revenues, revenues from commercial rights and royalties and revenues from investments. Net revenues exclude reimbursed service costs. Reimbursed service costs may fluctuate due, in part, to the payment provisions of the respective service contract. Below is a summary of revenues (in thousands):

	2003	2002

Service revenues	$1,862,892	$1,868,324
Less: reimbursed service costs	364,938	399,650

Net service revenues	1,497,954	1,468,674
Commercial rights and royalties	152,162	110,381
Investments	30,933	13,704

Total net revenues	$1,681,049	$1,592,759

Reimbursed service costs	364,938	399,650

Gross revenues	$2,045,987	$1,992,409

•	Service Revenues. Service revenues were $1.86 billion for 2003 compared to $1.87 billion for 2002. Service revenues less reimbursed service costs, or net service revenues, for 2003 were $1.50 billion, an increase of $29.3 million or 2.0% over net service revenues of $1.47 billion in 2002. Included in net service revenues for 2002 was $20.3 million from our informatics group, which was transferred to a joint venture during May 2002 and, therefore, there were no net service revenues from that group for 2003. Net service revenues for 2003 were positively impacted by approximately $98.7 million due to the effect of the weakening of the U.S. Dollar relative to the euro, the British pound, the South African Rand and the Japanese yen. Net service revenues increased in the Asia Pacific region $44.3 million or 23.0% to $237.5 million, which was positively impacted by approximately $17.8 million due to the effect of foreign currency fluctuations. Net service revenues decreased $2.0 million or (0.3%) to $656.7 million in the Europe and Africa region, although they were positively impacted by $80.0 million due to the effect of foreign currency fluctuations. During 2003, our commercial services group experienced difficult business conditions due to the under-utilization of its syndicated sales forces in primarily two markets, the United Kingdom and France. Net service revenues decreased $13.1 million or (2.1%) to $603.7 million in the Americas primarily as a result of increased competition in the product development group and a decrease in commercial services provided under our PharmaBio contracts during 2003.

•	Commercial Rights and Royalties Revenues. Commercial rights and royalties revenues, which include product revenues, royalties and commissions, for 2003 were $152.2 million, an increase of $41.8 million over 2002 commercial rights and royalties revenues of $110.4 million. Commercial rights and royalties revenues were positively impacted by approximately $14.6 million due to the effect of foreign currency fluctuations related to the weakening of the U.S. Dollar relative to the euro. Commercial rights and royalties revenues for 2003 were reduced by approximately $3.5 million versus $19.8 million for 2002, for payments made by us to our customers. These payments are considered incentives and are amortized against revenues over the service period of the contract. The $41.8 million increase in commercial rights and royalties revenues is primarily the result of (1) our March 2002 acquisition of certain assets of Bioglan Pharma, Inc., or Bioglan, and its successful launch of dermatology products which contributed approximately $53.2 million of revenues for 2003 versus $22.4 million for 2002, (2) our contracts with Kos Pharmaceuticals, Inc., or Kos, and Columbia Laboratories, Inc., or Columbia, which contributed approximately $36.9 million of revenues for 2003 versus $22.3 million for 2002, and (3) our contracts in Europe with two large pharmaceutical customers which contributed approximately $40.4 million of revenues for 2003 versus $18.9 million for 2002. These increases were partially offset by a reduction in revenue of approximately $25.6 million as a result of the completion of the services portion of our Scios, Inc., or Scios, contract during the fourth quarter of 2002. For 2003, approximately 34.9% of our commercial rights and royalties revenues was attributable to our suite of dermatology products, approximately 26.6% was attributable to our contracts with two large pharmaceutical customers in Europe, approximately 24.2% was attributable to our contracts with Kos and Columbia, approximately 10.5% was attributable to the termination of the Scios contract, and the remaining 3.8% was attributable to miscellaneous contracts and activities.

•	Investment Revenues. Investment revenues related to our PharmaBio Development group’s financing arrangements, which include gains and losses from the sale of equity securities and impairments from other than temporary declines in the fair values of our direct and indirect investments, were $30.9 million for 2003 versus $13.7 million for 2002. Investment revenues for 2003 included $23.6 million of gain on the sale of equity investments in Triangle Pharmaceuticals, Inc., or Triangle, The Medicines Company and CV Therapeutics Inc., and a $12.1 million gain on warrants to acquire 700,000 shares of Scios as a result of the acquisition of Scios by Johnson & Johnson, Inc. During 2003 and 2002, we recognized $11.8 million and $4.3 million, respectively, of impairment losses on investments whose decline in fair value was considered to be other than temporary.

      Cost of Revenues. Costs of revenues were $1.37 billion in both 2003 and 2002. Below is a summary of these costs (in thousands):

	2003	2002

Reimbursed service costs	$364,938	$399,650
Service costs	784,286	775,447
Commercial rights and royalties costs	130,358	106,146
Investment costs	—	320
Depreciation and amortization	93,838	86,148

	$1,373,420	$1,367,711

•	Reimbursed Service Costs. Reimbursed service costs were $364.9 million and $399.7 million for 2003 and 2002, respectively.

•	Service Costs. Service costs, which include compensation and benefits for billable employees, and certain other expenses directly related to service contracts, were $784.3 million or 52.4% of 2003 net service revenues versus $775.4 million or 52.8% of 2002 net service revenues. Service costs were negatively impacted by approximately $52.3 million from the effect of foreign currency fluctuations. Bonus expense included in service costs increased approximately $3.2 million in 2003 as compared to 2002 as a result of our migration to a cash-based incentive program for our employees. The reduction in service costs, as a percentage of net service revenues, is primarily a result of the residual effect of our process enhancements and cost reduction efforts.

•	Commercial Rights and Royalties Costs. Commercial rights and royalties costs, which include compensation and related benefits for employees, amortization of commercial rights, infrastructure costs of the PharmaBio Development group and other expenses directly related to commercial rights and royalties, were $130.4 million for 2003 versus $106.1 million for 2002. These costs include services and products provided by third parties, as well as services provided by our other service groups totaling approximately $40.2 million for 2003 and $54.5 million for 2002. The year 2003 includes twelve months of expenses of our Bioglan operations, which we acquired in March 2002, and approximately $7.6 million of expenses relating to CymbaltaTM, as well as the costs related to the launch and marketing of SolarazeTM and ADOXATM and our contracts in Europe with two large pharmaceutical customers.

•	Investment Costs. Investment costs, which include costs directly related to direct and indirect investments in our customers or other strategic partners as part of the PharmaBio Development group’s financing arrangements, were $320,000 in 2002.

•	Depreciation and Amortization. Depreciation and amortization, which include depreciation of our property and equipment and amortization of our definite-lived intangible assets except commercial rights, increased to $93.8 million for 2003 versus $86.1 million for 2002. Amortization expense increased approximately $14.3 million as a result of the amortization of the identifiable intangible assets with finite lives that was recorded in connection with the Pharma Services transaction. This increase was partially offset by a decrease in depreciation expense of approximately $6.7 million primarily resulting from the transfer of our informatics group to Verispan.

      General and administrative expenses, which include compensation and benefits for administrative employees, non-billable travel, professional services, and expenses for advertising, information technology and facilities, were $552.0 million or 32.8% of total net revenues in 2003 versus $508.1 million or 31.9% of total net revenues in 2002. General and administrative expenses increased approximately $43.9 million primarily due to a negative impact of approximately $34.9 million as a result of the effect of foreign currency fluctuations and a $4.0 million increase in expenses associated with changes to our employee cash-based incentive program. These increases offset the reduction of approximately $8.6 million due to the transfer of our informatics group into the Verispan joint venture.

      Interest income increased slightly in 2003 to $16.9 million as compared to $16.7 million in 2002.

      Interest expense was $22.4 million in 2003 as compared to $2.6 million in 2002. The increase is a result of the interest on the debt we incurred at the end of September, 2003, totaling approximately $760.0 million, to fund the Pharma Services transaction.

      Other income was $7.8 million in 2003 versus other expense of $3.8 million in 2002. Included in 2003 were approximately $6.4 million in foreign currency translation gains compared to $5.2 million in 2002. Included in 2002 are approximately $2.7 million of expenses associated with the formation of the Verispan joint venture.

      We recognized $54.l million of transaction expenses and restructuring charges in 2003 as compared to $3.4 million during 2002. These amounts included $48.7 million and $3.4 million of transaction related expenses including expenses of the special committee of our Board of Directors and its financial and legal advisors during 2003 and 2002, respectively. In addition, 2003 included a $5.5 million restructuring charge. During the third quarter of 2003, in connection with the Pharma Services transaction, we reviewed our estimates of the restructuring plans adopted in prior years. This review resulted in a net increase of approximately $5.5 million in our accruals, including an increase of $6.8 million in exit costs for abandoned leased facilities and a decrease of approximately $1.3 million for severance payments. The increase in exit costs was due to several factors including: (1) an increase in our estimated time required to sublet, (2) a decrease in the expected price per square foot to sublet or (3) an increase in the estimated cost to otherwise terminate our obligations under those leases brought about by prolonged stagnant conditions in local real estate markets. The decrease in severance payments was a result of an increase in the number of actual voluntary employee terminations beyond our estimates.

      Income before income taxes was $68.7 million or 4.1% of total net revenues for 2003 versus $123.7 million or 7.8% of total net revenues for 2002.

      The effective income tax rate was 56.6% for 2003 (on a combined basis) versus 33.5% for 2002. Our effective income tax rate for the period from January 1, 2003 through September 25, 2003 was 43.1% due to the negative impact of transaction related expenses which are not deductible for income tax purposes. Our effective income tax rate for the period from September 26, 2003 through December 31, 2003 was 315.5%. Our effective income tax rate was negatively impacted by providing deferred income taxes on earnings of our foreign subsidiaries and transaction related expenses which were not deductible for income tax purposes. Due to the Pharma Services transaction, we no longer consider the undistributed earnings of our foreign subsidiaries to be indefinitely reinvested. Accordingly, in connection with recording the Pharma Services transaction, we provided a deferred income tax liability related to those undistributed earnings. Since we conduct operations on a global basis, our effective income tax rate may vary. See “Income Taxes.”

      During 2003 and 2002, respectively, we recognized ($106,000) and ($569,000) of earnings (losses) from equity in unconsolidated affiliates and other, which represents our pro rata share of the net loss of unconsolidated affiliates, primarily Verispan’s net income (loss), net of a minority interest in a consolidated subsidiary.

      Effective January 2002, we changed our method for calculating deferred income taxes related to our multi-jurisdictional tax transactions. Under the previous method, we followed an incremental approach to measuring the deferred income tax benefit of our multi-jurisdictional transactions. Under this approach, we considered the income tax benefit from the step-up in tax basis, net of any potential incremental foreign income tax consequences determined by projecting taxable income, foreign source income, foreign tax credit provisions and the interplay of these items among and between their respective tax jurisdictions, based on different levels of intercompany foreign debt. Under the new method, we record deferred income taxes only for the future income tax impact of book and tax basis differences created as a result of multi-jurisdictional transactions. We believe the new method has become more widely used in practice and is preferable because it eliminates the subjectivity and complexities involved in determining the timing and amount of the release or reversal of the valuation allowance under the prior method. In order to effect this change, we recorded a cumulative effect adjustment of $45.7 million in 2002 which represents the reversal of the valuation allowance related to deferred income taxes on these multi-jurisdictional income tax transactions.

      Net income was $29.7 million for 2003 versus $127.3 million for 2002.

Analysis by Segment:

      The following table summarizes the operating activities for our reportable segments for the years ended December 31, 2003 and 2002, respectively. We do not include reimbursed service costs, general and administrative expenses, depreciation and amortization except amortization of commercial rights, interest (income) expense, other (income) expense and income tax expense (benefit) in our segment analysis. Intersegment revenues have been eliminated and the profit on intersegment revenues is reported within the service group providing the services (dollars in millions).

	Total Net Revenues				Contribution

						% of Net		% of Net
	2003		2002	Growth %	2003	Revenues	2002	Revenues

Product Development	$	l,005.0	$944.9	6.4%	$516.2	51.4%	$477.5	50.5%
Commercial Services		533.2	558.0	(4.4)	197.5	37.0	207.7	37.2
PharmaBio Development		183.1	124.1	47.6	52.7	28.8	17.6	14.2
Informatics		—	20.3	(100.0)	—	—	8.0	39.4
Eliminations		(40.2)	(54.5)	(26.2)	—	—	—	—

		$1,681.0	$1,592.8	5.5%	$766.4	45.6%	$710.8	44.6%

      Product Development Group. Net service revenues for the Product Development Group were $1.01 billion for 2003 compared to $944.9 million for 2002. Net services revenues for 2003 were positively impacted by approximately $62.0 million due to the effect of foreign currency fluctuations. Net service revenues increased in the Asia Pacific region $16.0 million or 16.3% to $114.2 million including a positive impact of approximately $8.4 million due to the effect of foreign currency fluctuations. Net service revenues increased $55.8 million or 14.7% to $435.8 million in the Europe and Africa region primarily as a result of the positive impact of approximately $52.0 million due to the effect of foreign currency fluctuations. Net service revenues decreased $11.6 million or (2.5%) to $455.0 million in the Americas region including a positive impact of approximately $1.6 million due to the effect of the strengthening U.S. dollar relative to the Canadian dollar, primarily as a result of increased competition.

      Contribution for the Product Development Group was $516.2 million for 2003 compared to $477.5 million for 2002. As a percentage of net service revenues, contribution margin was 51.4% for 2003 compared to 50.5% for 2002. Our Product Development Group experiences slight fluctuations in contribution as a percent of net service revenues from period to period as a result of executed contract scope changes and the timing of project expenses for which revenue is not recognized, such as start-up or setup costs. We believe this group has realized most of the efficiencies that we originally set out to achieve from the prior years’ restructurings.

      Commercial Services Group. Net service revenues for the Commercial Services Group were $533.2 million for 2003 compared to $558.0 million for 2002. Net service revenues for 2003 were positively impacted by approximately $37.9 million due to the effect of foreign currency fluctuations. Net service revenues increased in the Asia Pacific region $29.1 million or 34.2% to $113.9 million, primarily as a result of a positive impact of foreign currency fluctuations. Net service revenues decreased $5.2 million or (2.2%) to $231.3 million in the Europe and Africa region, although it was positively impacted by $29.5 million due to the effect of foreign currency fluctuations. Difficult business conditions due to the under-utilization of our syndicated sales forces in primarily two of the markets, the United Kingdom and France, contributed to the decrease in net revenues for this region in 2003. Net service revenues decreased $48.7 million or (20.6%) to $188.0 million in the Americas region primarily as a result of a decrease in the services provided under our PharmaBio contracts during the year including the effect of the settlement of the services element of our contract with Scios.

      Contribution for the Commercial Services Group was $197.5 million for 2003 compared to $207.7 million for 2002. As a percentage of net service revenues, contribution margin was 37.0% for 2003 compared to 37.2% for 2002.

      PharmaBio Development Group. Net revenues for the PharmaBio Development Group increased approximately $59.0 million during 2003 as compared to 2002 due to a $41.8 million increase in commercial rights and royalties revenues and a $17.2 million increase in investment revenues. Although distributor inventory levels for the products sold by our Bioglan business unit remained at normal levels at the end of 2003, we experienced significant fluctuations in the distributor purchasing patterns during the year. This variation resulted in increased commercial rights and royalties revenues during the first half of 2003, followed by reduced revenues in the third quarter, as the distributors normalized their inventory levels. The commercial rights and royalties costs increased approximately $24.2 million due to the following key factors: approximately $17.4 million of costs associated with the marketing of Solaraze™ and ADOXA™ during 2003 as compared to $9.3 million during 2002, approximately $7.6 million of expenses relating to Cymbalta™ and an increase of approximately $7.8 million of expenses relating to our risk-sharing contracts in Europe, including the 2003 termination of the contracts in Germany and Belgium. These increases were partially offset by a $25.7 million decrease in service costs provided by our Commercial Services Group resulting primarily from the termination of the services portion of our contract with Scios in the fourth quarter of 2002.

      The contribution for the PharmaBio Development Group increased by $35.1 million from 2002 to 2003. The commercial rights and royalties revenues (net of related costs) in 2003 increased the contribution of this group by approximately $17.6 million when compared to 2002 due to the successful launch of the dermatology products and the successful performance of our commercial rights and royalties contracts. The contribution from the commercial rights and royalties revenues was negatively impacted by costs of approximately $7.6 million related to the Cymbalta™ contract for which no revenues are being recognized. Investment revenues (net of related costs) in 2003 increased the contribution of this group by approximately $17.5 million when compared to 2002.

      The informatics group was transferred into the Verispan joint venture in May 2002 and is no longer a segment in 2003.

Year Ended December 31, 2002 Compared with Year Ended December 31, 2001

      We adopted Emerging Issues Task Force Issue 01-14 on January 1, 2002, as required. This new accounting guidance requires us to report reimbursed service costs as part of service revenues. Our reimbursed service costs include such items as payments to investigators and travel expenses for our clinical monitors and sales representatives. Historically, we have not reported these reimbursed service costs as service revenues since we do not earn a profit on these costs. In accordance with this new accounting guidance, we have reclassified reimbursed service costs to service revenues for all periods presented. However, it was impracticable to identify and reclassify certain prior period commercialization reimbursed service costs and, accordingly, historical results have not been restated for these costs. These commercialization reimbursed service costs totaled approximately $60.4 million for the year ended December 31, 2002.

      Gross Revenues. Gross revenues for the year ended December 31, 2002 were $1.99 billion versus $1.88 billion for the year ended December 31, 2001. Below is a summary of revenues (in thousands):

	2002	2001

Service revenues	$1,868,324	$1,857,509
Less: reimbursed service costs	399,650	263,429

Net service revenues	1,468,674	1,594,080
Commercial rights and royalties	110,381	25,792
Investments	13,704	611

Total net revenues	$1,592,759	$1,620,483

Reimbursed service costs	399,650	263,429

Gross revenues	$1,992,409	$1,883,912

•	Services Revenues. Service revenues were $1.87 billion for 2002 compared to $1.86 billion for 2001. Net service revenues for 2002 were $1.47 billion, a decrease of $125.4 million or (7.9%) over net service revenues of $1.59 billion in 2001. Included in net service revenues for 2002 was $20.3 million from our informatics group as compared to $58.2 million from that group for 2001. Our informatics group was transferred to a joint venture during May 2002, therefore revenues for this group are not included in our net service revenues since the date of transfer. Net service revenues for 2002 were positively impacted by approximately $15.2 million due to the effect of foreign currency fluctuations. The positive foreign currency fluctuation due to the weakening of the U.S. Dollar relative to the euro and the British pound was partially offset by the strengthening of the U.S. Dollar relative to the South African Rand and the Japanese yen. Net service revenues increased in the Asia Pacific region $29.4 million or 18.0% to $193.2 million, which was negatively impacted by $2.2 million due to the effect of foreign currency fluctuations. Net service revenues increased $67.9 million or 11.5% to $658.7 million in the Europe and Africa region, which was positively impacted by $18.2 million due to the effect of foreign currency fluctuations. Net service revenues decreased $222.7 million or (26.5%) to $616.8 million in the Americas region primarily as a result of the decline in the commercial services group revenues.

•	Commercial Rights and Royalties Revenues. Commercial rights and royalties revenues for 2002 were $110.4 million, an increase of $84.6 million over 2001 commercial rights and royalties revenues of $25.8 million. Commercial rights and royalties revenues were positively impacted by approximately $3.8 million due to the effect of foreign currency fluctuations related to the weakening of the U.S. Dollar relative to the euro. These revenues include products for which we acquired certain commercial rights, such as the dermatology products, SolarazeTM and ADOXATM. Commercial rights and royalties revenues for 2002 were reduced by approximately $19.8 million versus $8.1 million for 2001 for amortization of payments made by us to our customers. The 2001 amount reflects the Scios contract becoming operational in the third quarter of 2001. These payments are considered incentives and are amortized against revenues over the service period of the contract. The $84.6 million increase in commercial rights and royalties revenues is primarily the result of (1) our 2002 acquisition of certain assets of Bioglan and its suite of dermatology products, which contributed approximately $22.4 million of 2002 revenues, (2) a new risk sharing contract in Europe with a large pharmaceutical customer which contributed approximately $18.9 million of 2002 revenues, and (3) our contracts with Scios and Kos, which contributed $61.3 million of 2002 revenues versus $12.9 million of 2001 revenues. These increases were partially offset by a decrease of approximately $5.1 million in the revenues attributable to miscellaneous contracts and activities. For the year ended December 31, 2002, approximately 55.5% of our commercial rights and royalties revenues was attributable to the contracts with Scios and Kos, approximately 17.2% was attributable to the risk sharing contract in Europe, approximately 20.3% was attributable to the suite of dermatology products and the remaining 7.0% was attributable to miscellaneous contracts and activities. In December 2002, we agreed to permit Scios to hire the sales force we had previously provided under contract to them, effective December 31, 2002 in return for (1) Scios reimbursing us for the operating profit that we would have earned between December 31, 2002 and the first date on which Scios would have been permitted to hire the sales force under the contract terms and (2) advancing from May 31, 2003 to December 31, 2002, our ability to exercise the remaining unexercisable warrants. The early settlement of our service obligation resulted in an accelerated recognition of revenues of approximately $9.3 million in the fourth quarter of 2002.

•	Investment Revenues. Investment revenues related to our PharmaBio Development Group’s financing arrangements for 2002 were $13.7 million versus $611,000 for 2001. Included in 2002 and 2001 are $4.3 million and $14.0 million, respectively, of impairment losses on investments whose decline in fair value was considered to be other than temporary.

      Cost of Revenues. Costs of revenues were $1.37 billion for 2002 versus $1.32 billion in 2001. Below is a summary of these costs (in thousands):

	2002	2001

Reimbursed service costs	$399,650	$263,429
Service costs	775,447	931,029
Commercial rights and royalties costs	106,146	26,800
Investment costs	320	1,914
Depreciation and amortization	86,148	95,095

	$1,367,711	$1,318,267

•	Reimbursed Service Costs. Reimbursed service costs were $399.7 million and $263.4 million for 2002 and 2001, respectively. It was impracticable to identify and reclassify certain commercialization reimbursed service costs, and accordingly, the 2001 results have not been restated for these costs. These commercialization reimbursed service costs totaled approximately $60.4 million for 2002.

•	Service Costs. Service costs were $775.4 million or 52.8% of 2002 net service revenues versus $931.0 million or 58.4% of 2001 net service revenues. This reduction is primarily a result of the continued effect of our process enhancements and cost reduction efforts.

•	Commercial Rights and Royalties Costs. Commercial rights and royalties costs were $106.1 million for 2002 versus $26.8 million for 2001. These costs include services and products provided by third parties, as well as services provided by our other service groups totaling approximately $54.5 million for 2002 and $12.9 million for 2001. The year 2002 also includes costs to launch and market SolarazeTM and ADOXATM and expenses relating to the risk sharing contract in Europe.

•	Investment Costs. Investment costs were $320,000 in 2002 versus $1.9 million in 2001.

•	Depreciation and Amortization. Depreciation and amortization decreased to $86.1 million for 2002 versus $95.1 million for 2001. This decrease is primarily due to the adoption of Statement of Financial Accounting Standards No. 142, “Goodwill and Other Intangible Assets,” which requires that all goodwill and indefinite-lived intangible assets no longer be amortized but reviewed at least annually for impairment. In addition, depreciation expense decreased $2.9 million as a result of the transfer of our informatics group to Verispan. During 2002, we completed the goodwill transitional impairment test as of January 1, 2002, as required, and the annual impairment test as of July 31, 2002, in which no goodwill impairment was deemed necessary at either date.

      General and administrative expenses were $508.1 million or 31.9% of total net revenues in 2002 versus $520.7 million or 32.1% of total net revenues in 2001. General and administrative expenses decreased $12.6 million primarily due to realization of the benefits from our restructurings, including efficiencies created through the implementation of our shared service centers, and the deployment of our Internet initiative products into day-to-day operations resulting in our research and development expenses decreasing to $2.1 million in 2002 from $18.1 million in 2001. These decreases were partially offset by increases in Japan and Europe primarily due to the effect of foreign currency fluctuations.

      Net interest income was $14.2 million in 2002 versus $16.7 million in 2001. Although we had an increase in our investable funds during 2002, we experienced a decrease in interest income due to a decline in interest rates.

      Other expense was $3.8 million in 2002 versus $489,000 in 2001. The increase is a result of several factors, including the effects of foreign currency translations and disposals of assets. Included in 2002 are approximately $2.7 million of expenses associated with the formation of the Verispan joint venture.

      We recognized $3.4 million of transaction expenses in 2002 and $54.2 million of restructuring charges in 2001. Included in 2002 were expenses relating to the activities of the special committee of our Board of Directors and its financial and legal advisors. In 2001 we announced a strategic plan that has been implemented across each service line and geographic area of our business which we believe will allow us to meet the changing needs of our customers and to increase our opportunity for growth by committing ourselves to innovation, quality and efficiency. In connection with this plan, we recognized $54.2 million of restructuring charges in 2001 which included approximately $1.1 million relating to a 2000 restructuring plan. In 2002, we revised our estimates of the restructuring plan which we adopted during 2001. This review resulted in a reduction of $9.1 million in our accruals, including $5.7 million in severance payments and $3.4 million in exit costs. However, also during 2002, we recognized $9.1 million of restructuring charges as a result of the continued implementation of the strategic plan we announced during 2001. This restructuring charge included revisions to the 2001 and 2000 restructuring plans of approximately $2.5 million and $1.9 million, respectively, due to a revision in the estimates for the exit costs relating to the abandoned leased facilities.

      In 2001, we recognized a $325.6 million impairment on our investment in WebMD common stock. This included a $334.0 million write-down in the third quarter of 2001 of our cost basis in our investment in WebMD whose decline in fair value was considered to be other than temporary. In the fourth quarter of 2001 we recognized an $8.5 million gain on our investment in WebMD as a result of the sale of all 35 million shares of WebMD common stock to WebMD.

      During 2001, we recognized $83.2 million of income from the settlement of litigation between WebMD and us. We received $185.0 million in cash for all 35 million shares of WebMD common stock we owned and to resolve the remaining disputes. Also as part of the settlement, WebMD surrendered the warrant to purchase 10 million shares of our common stock.

      During 2001, we recognized a $27.1 million charge to write-off goodwill and other operating assets primarily relating to goodwill recorded in four separate acquisitions in our commercial services segment and personal computers including desktops and laptops that were no longer in service. The goodwill was deemed impaired and written-off due to changing business conditions and strategic direction.

      Income before income taxes was $123.7 million or 7.8% of total net revenues for 2002 versus a loss before income taxes of $262.5 million for 2001.

      The effective income tax rate was 33.5% for 2002 versus (33.0%) for 2001. Since we conduct operations on a global basis, our effective income tax rate may vary. See “Income Taxes.”

      During 2002, we recognized $569,000 of losses from equity in unconsolidated affiliates and other which represents our pro rata share of net losses of unconsolidated affiliates, primarily Verispan’s net loss since its formation in May 2002, net of minority interest in a consolidated subsidiary.

      Effective January 2002, we changed our method for calculating deferred income taxes related to our multi-jurisdictional transactions. Under the previous method, we followed an incremental approach to measuring the deferred income tax benefit of our multi-jurisdictional transactions. Under this approach, we considered the income tax benefit from the step-up in tax basis, net of any potential incremental foreign income tax consequences determined by projecting taxable income, foreign source income, foreign tax credit provisions and the interplay of these items among and between their respective tax jurisdictions, based on different levels of intercompany foreign debt. Under the new method, we record deferred income taxes only for the future income tax impact of book and tax basis differences created as a result of multi-jurisdictional transactions. We believe the new method has become more widely used in practice and is preferable because it eliminates the subjectivity and complexities involved in determining the timing and amount of the release or reversal of the valuation allowance under the prior method. In order to effect this change, we recorded a cumulative effect adjustment of $45.7 million which represents the reversal of the valuation allowance related to deferred income taxes on these multi-jurisdictional income tax transactions.

      Because the original acquisition of ENVOY, our electronic data interchange unit, qualified as a tax-free reorganization, our tax basis in the acquisition is allowed to be determined by substituting the tax basis of the previous shareholders of ENVOY. However, when we sold ENVOY to WebMD during 2000, the tax basis of the previous shareholders was not available to us since ENVOY had been a publicly traded corporation at the time of the original acquisition. Therefore, we had to estimate our tax basis in ENVOY by reviewing financial statements, tax returns and other public documents which were available to us at that time. We used the estimated tax basis to calculate the extraordinary gain on the sale of ENVOY, net of income taxes, as reported in our 2000 financial statements. In September 2001, we received the results of a tax basis study completed by our external tax advisors, which was prepared so that we could prepare and file our 2000 U.S. Corporate income tax return. Based on this study, we adjusted the estimate of our tax basis in ENVOY, resulting in an approximate $142.0 million reduction in the income taxes. This change in estimate resulted in an increase for the same amount in the extraordinary gain on the sale of ENVOY. In January 2004, we received a communication from the Internal Revenue Service proposing an increase in our income taxes owed for 2000 by approximately $153.1 million. The increase relates to the Internal Revenue Service challenging our method for determining the basis that we applied to the sale of ENVOY. We are contesting the Internal Revenue Service’s proposed increase.

      Net income was $127.3 million for 2002 versus a net loss of $33.8 million for 2001.

Analysis by Segment:

      During the first quarter of 2002, we transferred the portion of the operations of our Late Phase, primarily Phase IV, clinical group that was in the Commercial Services Group to the Product Development Group in order to consolidate the operational and business development activities. All historical information presented has been revised to reflect this change.

      The following table summarizes the operating activities for our reportable segments for the years ended December 31, 2002 and 2001, respectively. We do not include reimbursed service costs, general and administrative expenses, depreciation and amortization except amortization of commercial rights, interest (income) expense, other (income) expense and income tax expense (benefit) in our segment analysis. Intersegment revenues have been eliminated and the profit on intersegment revenues is reported within the service group providing the services (dollars in millions).

	Total Net Revenues			Contribution

					% of Net		% of Net
	2002	2001	Growth %	2002	Revenues	2001	Revenues

Product Development	$944.9	$913.9	3.4%	$477.5	50.5%	$438.4	48.0%
Commercial Services	558.0	634.9	(12.1)	207.7	37.2	197.5	31.1
PharmaBio Development	124.1	26.4	370.0	17.6	14.2	(2.3)	(8.8)
Informatics	20.3	58.2	(65.0)	8.0	39.4	27.2	46.7
Eliminations	(54.5)	(12.9)	—	—	—	—	—

	$1,592.8	$1,620.5	(1.7)%	$710.8	44.6%	$660.7	40.8%

      Product Development Group. Net service revenues for the Product Development Group were $944.9 million for 2002 compared to $913.9 million for 2001. Net service revenues for 2002 were positively impacted by approximately $6.7 million due to the effect of foreign currency fluctuations. Net service revenues increased in the Asia Pacific region $21.2 million or 27.5% to $98.2 million including a negative impact of approximately $1.3 million due to the effect of foreign currency fluctuations. Net service revenues increased $18.8 million or 5.2% to $380.0 million in the Europe and Africa region, which was positively impacted by $8.4 million due to the effect of foreign currency fluctuations. Net service revenues decreased $9.0 million or (1.9%) to $466.6 million in the Americas region primarily as a result of increased competition.

      Contribution for the Product Development Group was $477.5 million for 2002 compared to $438.4 million for 2001. As a percentage of net service revenues, contribution margin was 50.5% for 2002 compared to 48.0% for 2001. Although billable headcount remained relatively constant for the product development group, billable headcount decreased approximately 3% in the clinical development, or CDS, line of business while billable headcount increased approximately 11% in the early development and laboratory services, or EDLS, line of business. Service costs in our EDLS line of business tend to be proportional to net revenues. The improvement of $39.1 million and 250 basis points in contribution margin was directly related to our reduction in billable headcount in CDS, as well as the realignment of our billable headcount in CDS from higher cost countries such as the United States to lower cost countries, such as South Africa.

      Commercial Services Group. Net service revenues for the Commercial Services Group were $558.0 million for 2002 compared to $634.9 million for 2001. Net service revenues for 2002 were positively impacted by approximately $8.7 million due to the effect of foreign currency fluctuations. Net service revenues increased in the Asia Pacific region $7.7 million or 9.9% to $84.9 million, which was negatively impacted by $935,000 due to the effect of foreign currency fluctuations. Net service revenues increased $15.7 million or 7.1% to $236.5 million in the Europe and Africa region, which was positively impacted by $10.0 million due to the effect of foreign currency fluctuations. Net service revenues decreased $100.2 million or (29.8%) to $236.6 million in the Americas region primarily as a result of a reduction in new product launches and an increase in the number of drugs losing patent protection.

      Contribution for the Commercial Services Group was $207.7 million for 2002 compared to $197.5 million for 2001. As a percentage of net service revenues, contribution margin was 37.2% for 2002 compared to 31.1% for 2001. The improvement of $10.3 million and 610 basis points in contribution margin was directly related to our reduction in billable headcount of approximately 22.2%, as we migrated from being dependent on large primary care sales forces with low margins to a balanced mix of strategic consulting services and specialty sales forces with greater margins.

      PharmaBio Development Group. Net revenues for the PharmaBio Development Group increased approximately $97.7 million during 2002 as compared to 2001 due to the $84.6 million increase in commercial rights and royalties revenues and the $13.1 million increase in investment revenues. The commercial rights and royalties costs increased approximately $79.3 million during the same period primarily as a result of several factors including an approximate $41.6 million increase in service costs provided by our commercial services group relating primarily to our contracts with Scios and Kos, $9.3 million of costs associated with the launch and marketing of SolarazeTM and ADOXATM and $25.8 million of expenses relating to our risk sharing contracts in Europe. The investment costs decreased approximately $1.6 million during 2002 as compared to 2001. The contribution for this segment increased by $19.9 million from 2001 to 2002. The commercial rights and royalties revenues (net of related costs) increased the contribution of this group by approximately $5.2 million when compared to 2001 due to the successful launch of the dermatology products and the successful performance of our commercial rights and royalties contracts. The investment revenues (net of related costs) increased the contribution of this group by approximately $14.7 million when compared to 2001.

      Informatics Group. Net revenues, service costs and contribution for the informatics group decreased approximately $37.9 million, $18.7 million and $19.2 million, respectively, during 2002 as compared to 2001. These decreases are primarily due to the transfer of this group into the joint venture in May 2002; therefore, the 2002 results include only five months of revenues and service costs for the informatics group.

Liquidity and Capital Resources

      Cash and cash equivalents were $375.2 million at December 31, 2003 as compared to $644.3 million at December 31, 2002.

      Cash provided by operations were $275.5 million in 2003 versus $246.5 million and $247.4 million in 2002 and 2001, respectively. Increasing cash from operations in 2001 was $63.2 million related to the settlement of the litigation with WebMD and $56.2 million for income tax refunds.

      Cash used in investing activities during 2003, 2002, and 2001 were $1.68 billion, $152.3 million, and $16.4 million, respectively. Investing activities in 2003 consisted primarily of the payments relating to the Pharma Services transaction including the repurchase of our common stock and the payment of transaction costs. Investing activities also included the purchases and sales of equity securities and other investments, capital asset purchases, and the acquisition of commercial rights.

      Capital asset purchases required cash outlays of $54.6 million, $40.2 million, and $134.0 million in 2003, 2002 and 2001, respectively. Capital asset purchases by our informatics group were $666,000 in 2002 versus $10.0 million in 2001. The decrease in 2002 was due, in part, to the transfer of this group to Verispan. The $134.0 million capital asset purchases in 2001 included the final payment of $58 million in connection with our

1999 acquisition of Aventis S.A.’s Drug Innovation and Approval Facility, $19.9 million for the implementation of the shared service centers and $5.7 million for our informatics group’s data center.

      During 2003, cash used to acquire commercial rights and royalties related assets was $25.2 million versus $88.3 million during 2002 and $36.7 million during 2001. The 2003 acquisitions included payments of $14.3 million for the contracts with Columbia, $6.5 million for the contract with Scios, $3.2 million for the contract with a large pharmaceutical customer in Belgium and approximately $1.3 million for the acquisition of product and marketing rights. The 2002 acquisitions included $70.0 million of advances to a customer representing payments under our agreement with Eli Lilly and Company, or Lilly. In 2001, we acquired the rights to market for 14 years in the United States, Canada and Mexico SkyePharma’s SolarazeTM, a treatment of actinic keratosis, for $26.7 million.

      Cash used in the acquisition of businesses, net of cash acquired was $4.7 million during 2003 versus $28.0 million and $6.6 million in 2002 and 2001, respectively. In 2002, we acquired certain assets of Bioglan Pharma, Inc., including its management team and sales force and approximately $1.6 million in cash, for approximately $27.9 million.

      Purchases of equity securities and other investments required an outlay of cash of $19.4 million for 2003 compared to an outlay of $19.7 million for 2002 and $52.9 million for 2001. Proceeds from the sale of equity securities and other investments were $96.5 million during 2003 as compared to $27.9 million for 2002 and $206.3 million for 2001. The proceeds received during 2003 included approximately $22.7 million from the sale of our investment in Triangle (which was acquired by Gilead Sciences, Inc. in January 2003), approximately $17.5 million from warrants to acquire Scios stock (which was acquired by Johnson & Johnson, Inc. in May 2003), and the sale of other equity investments, including The Medicines Company and CV Therapeutics. In 2001, we jointly announced with WebMD the settlement of litigation between the companies and the resolution of our disputes. As part of the settlement, WebMD paid us $185.0 million in cash for all 35 million shares of WebMD common stock we held and to resolve the remaining disputes. The proceeds were allocated as follows: $63.2 million related to the settlement of litigation was reported as cash flows provided by operations and $121.8 million related to the sale of WebMD common stock was reported as cash flows from investing activities. We will also receive an additional payment from WebMD if, on or before June 30, 2004, WebMD is acquired for a price greater than $4.00 per share or its ENVOY subsidiary is acquired for a price greater than $500 million. Also as part of the settlement, WebMD surrendered the warrant it held to purchase 10 million shares of our common stock.

      The following table is a summary of our net service receivables outstanding (dollars in thousands except days):

	December 31,	December 31,
	2003	2002

Trade accounts receivable, net	$122,496	$129,748
Unbilled services	102,802	120,383
Unearned income	(190,918)	(141,710)

Net service receivables outstanding	$34,380	$108,421

Number of days of service revenues outstanding	7	21

The decrease in the number of days of service revenues outstanding is a result of our continued focus on the fundamentals of our business and efficiencies generated by our shared service centers, as well as an increased effort to negotiate for and receive upfront payments. Although we intend to continue to focus on these business objectives, it may be difficult to maintain the number of days of service revenues outstanding at the December 31, 2003 level.

      Investments in debt securities were $11.0 million at December 31, 2003 versus $36.7 million at December 31, 2002. Our investments in debt securities consist primarily of state and municipal securities. The decrease is a result of the redemption of our investments in debt securities, primarily money funds.

      Investments in marketable equity securities decreased $6.6 million to $58.3 million at December 31, 2003 as compared to $64.9 million at December 31, 2002 primarily as a result of sales of equity securities which was partially offset by an increase in the market value of the securities.

      Investments in non-marketable equity securities and loans at December 31, 2003 were $48.6 million, as compared to $46.4 million at December 31, 2002. In accordance with our policy to review the carrying values of our non-marketable equity securities and loans if the facts and circumstances suggest that a potential impairment, representing an other than temporary decline in fair value, may have occurred, we recorded losses totaling approximately $11.8 million in 2003 to establish a new cost basis for certain investments.

      Investments in unconsolidated affiliates, primarily Verispan, were $121.2 million at December 31, 2003 as compared to $121.l million at December 31, 2002.

      On September 25, 2003, we completed the Pharma Services transaction for a total purchase price of approximately $1.88 billion. We used approximately $558.3 million of cash to fund this transaction and received $390.5 million in cash for capital contributions. In addition, we entered into a secured credit facility which consists of a $310.0 million principal senior term loan and a $75.0 million revolving loan facility. We also issued $450.0 million principal amount of 10% senior subordinated notes due 2013. As of December 31, 2003, we did not have any outstanding balance on the revolving loan facility.

      Our various long-term debt agreements contain usual and customary negative covenants that, among other things, place limitations on our ability to (1) incur additional indebtedness, including capital leases and liens; (2) pay dividends and repurchase our capital stock; (3) enter into mergers, consolidations, acquisitions, asset dispositions and sale-leaseback transactions; (4) make capital expenditures; and (5) issue capital stock of our subsidiaries. The agreements also contain financial covenants requiring us to maintain minimum interest coverage ratios and maximum consolidated leverage and senior leverage ratios, as defined therein.

      We also have available to us a £1.5 million (approximately $2.6 million) general bank facility with a U.K. bank. At December 31, 2003 and 2002, we did not have any outstanding balance on the facility.

      Below is a summary of our future payment commitments by year under contractual obligations as of December 31, 2003 (in thousands):

	2004	2005	2006	2007	2008	Thereafter	Total

Long-term debt	$5,583	$5,370	$5,038	$4,185	$3,907	$744,857	$768,940
Obligations held under capital leases	15,939	7,759	1,825	679	266	132	26,600
Operating leases	61,866	42,688	31,510	25,258	17,579	74,235	253,136
Service Agreements	30,860	25,532	22,424	21,131	15,848	—	115,795
PharmaBio funding commitments in various commercial rights and royalties:
Milestone payments	3,000	—	—	—	—	—	3,000
Sales force commitments	16,548	15,069	3,806	3,916	403	—	39,742
Licensing and distribution rights	2,346	1,500	—	—	—	—	3,846
PharmaBio funding commitments to purchase non-marketable equity securities and loans:
Venture capital funds	15,164	1,582	—	—	—	—	16,746
Convertible loans	66	—	—	—	—	—	66
Loans	6,055	—	—	—	—	—	6,055

Total	$157,427	$99,500	$64,603	$55,169	$38,003	$819,224	$1,233,926

      We also have additional future PharmaBio funding commitments that are contingent upon satisfaction of certain milestones by the third party such as receiving FDA approval, obtaining funding from additional third parties, agreement of a marketing plan and other similar milestones. Due to the uncertainty of the amounts and timing of these commitments, they are not included in the commitment amounts above. If all of these contingencies were satisfied over approximately the same time period, then we estimate these commitments to be a minimum of approximately $90-110 million per year for a period of five to six years, subject to certain limitations and varying time periods.

      In March 2001, the Board of Directors authorized us to repurchase up to $100 million of our common stock from time to time until March 1, 2002 which was subsequently extended to March 1, 2003. During the first half of 2002, we entered into agreements to repurchase approximately 1.6 million shares for an aggregate price of $22.2 million. We did not enter into any agreements to repurchase our common stock during the second half of 2002 or during the period from January 1, 2003 through September 25, 2003. During 2001, we entered into agreements to repurchase approximately 1.7 million shares for an aggregate price of $27.5 million.

      Shareholders’ equity at December 31, 2003 was $535.1 million (on a successor basis) versus $1.598 billion (on a predecessor basis) at December 31, 2002. The difference results from the effect of the Pharma Services transaction.

      Based on our current operating plan, we believe that our available cash and cash equivalents, together with future cash flows from operations and borrowings available under our revolving portion of our senior credit facility and line of credit agreements will be sufficient to meet our foreseeable cash needs in connection with our operations and debt repayment obligations. As part of our business strategy, we review many acquisition candidates in the ordinary course of business, and in addition to acquisitions already made, we are continually evaluating new acquisition and expansion possibilities. In addition, as part of our business strategy going forward, we intend to review and consider opportunities to acquire additional commercial rights, which may include product rights, as appropriate. We may from time to time seek to obtain debt or equity financing in our ordinary course of business or to facilitate possible acquisitions or expansion. Any such acquisitions or equity or debt financings may be limited by the terms and restrictions contained in the credit agreement governing the senior secured facility or the indenture.

Critical Accounting Policies

      As we believe these policies require difficult, subjective and complex judgments, we have identified the following critical accounting policies which we use in the preparation of our financial statements.

Revenue Recognition

      We recognize revenue for service contracts based upon (1) the ratio of outputs or performance obligations completed to the total contractual outputs or performance obligations to be provided for fixed-fee contracts, (2) contractual per diem or hourly rate basis as work is performed for fee-for-service contracts or (3) completion of units of service for unit-of-service contracts. We do not recognize revenue with respect to start-up activities associated with contracts, which include contract and scope negotiation, feasibility analysis and conflict of interest review. We expense these costs as incurred. We estimate the total expected revenues, costs, profitability, duration of the contract and outputs for each contract to evaluate for anticipated losses. If anticipated losses result from this evaluation, we recognize the loss in earnings in the period identified. These estimates are reviewed periodically and, if any of these estimates change then an adjustment for the anticipated loss is recorded. These adjustments could have a material effect on our results of operations.

      Certain of our commercial rights and royalty contracts provide for us to receive minimum guaranteed payments. These contracts often contain provisions requiring us to make payments to the customer and to receive payments from the customer. We account for the contracts as single element contracts. We recognize revenue over the related service period of the contract based on the present value of the guaranteed payments. As revenues are recognized and payments are made between the customer and us, we record an asset, which represents the obligation owed to us by the customer. Milestone payments, which we make to the customer, are amortized as a reduction to revenue over the service period of the contract. We also impute interest on the asset balance and record interest income as the contract progresses. We will fully realize the asset balance when we receive the guaranteed minimum level of cash flows. We recognize revenues in excess of the guaranteed minimums as the products are sold. The inherent subjectivity of determining the present values of the guaranteed payments could have a significant impact on the revenues recognized in any period.

      We recognize product revenues upon shipment when title passes to the customer. Revenues are net of allowances for estimated returns, rebates and discounts. We are obligated to accept from customers the return of products that are nearing or have reached their expiration date. We also monitor product ordering patterns, actual returns and analyze wholesale inventory levels to estimate potential product return rates. When we lack a sufficient historical basis to estimate return rates, we recognize revenues and the related cost of revenues when we receive end-user prescription data from third-party providers. Although we believe the product return allowances are adequate, if actual product returns exceed our estimates our results of operations could be adversely affected.

Accounts Receivable and Unbilled Services

      Accounts receivable represents amounts billed to customers. Revenues recognized in excess of billings are classified as unbilled services. The realization of these amounts is based on the customer’s willingness and ability to pay us. We have an allowance for doubtful accounts based on management’s estimate of probable incurred losses resulting from a customer failing to pay us. If any of these estimates change or actual results differ from expected results, then an adjustment is recorded in the period in which they become reasonably estimable. These adjustments could have a material effect on our results of operations.

Marketable Debt and Equity Investments

      We have investments in debt securities and investments in marketable equity securities. Periodically, we review our investments for declines in fair value that we believe may be other than temporary. When we identify such a decline in fair value we record a loss through earnings to establish a new cost basis for the investment. In addition, we may experience future material declines in the fair value of our investments which would require us to record additional losses. These adjustments could have a material adverse effect on our results of operations.

Non-Marketable Equity Investments and Loans

      We have investments in non-marketable equity securities and loans. These arrangements typically involve funding, either by direct investment or in the form of a loan, which we commit to provide. Any securities we may acquire as a result of our investment or upon conversion of the loan may not be readily marketable, and we will bear the risk of carrying these investments for an indefinite period of time. We may not be able to recover our cost of the investment or loan at any time in the future, and we could experience an impairment in the carrying value of these investments, which would require us to record additional losses, which could have a material adverse effect on our results of operations.

Income Taxes

      Certain items of income and expense are not recognized on our income tax returns and financial statements in the same year, which creates timing differences. The income tax effect of these timing differences results in (1) deferred income tax assets that create a reduction in future income taxes and (2) deferred income tax liabilities that create an increase in future income taxes. Recognition of deferred income tax assets is based on management’s belief that it is more likely than not that the income tax benefit associated with certain temporary differences, income tax operating loss and capital loss carry forwards and income tax credits, would be realized. We recorded a valuation allowance to reduce our deferred income tax assets for those deferred income tax items for which it was more likely than not that realization would not occur. We determined the amount of the valuation allowance based, in part, on our assessment of future taxable income and in light of our ongoing prudent and feasible income tax strategies. Due to the significant debt service requirements and other costs relating to the Pharma Services transaction, we changed our estimate of the valuation allowance for deferred income tax assets. Accordingly, in connection with recording the Pharma Services transaction, we increased the valuation allowance substantially. If our estimate of future taxable income or tax strategies change at any time in the future, we would record an adjustment to our valuation allowance; recording such an adjustment could have a material effect on our financial condition. Prior to the Pharma Services transaction, we considered undistributed earnings of our foreign subsidiaries to be indefinitely reinvested and, accordingly, no deferred income tax liabilities were recorded. Due to the significant debt service requirements and other costs relating to the Pharma Services transaction, we no longer consider the undistributed earnings of our foreign subsidiaries to be indefinitely reinvested. Accordingly, in connection with recording the Pharma Services transaction, we provided a deferred income tax liability related to those undistributed earnings.

Foreign Currencies

      We derive a large portion of our net revenue from international operations. Our financial statements are denominated in U.S. dollars; thus, factors associated with international operations, including changes in foreign currency exchange rates, could significantly affect our results of operations and financial condition. Exchange rate fluctuations between local currencies and the U.S. dollar create risk in several ways, including the risk of translating revenues and expenses of foreign operations into U.S. dollars, known as translation risk, and the risk that we incur expenses in a currency other than that in which the contract revenues are paid, known as transaction risk. Gains and losses on foreign currency transactions are reported in results of operations, while translation adjustments are reported as a component of accumulated other comprehensive income within shareholders’ equity. If certain balances owed by our foreign subsidiaries are deemed to be not of a long-term investment nature, then the translation effect related to those balances would not be classified as translation adjustments but rather transaction adjustments, which could have a material effect on our results of operations.

Goodwill, Tangible and Identifiable Intangible Assets

      In connection with recording the Pharma Services transaction, we conducted a study of the fair value of tangible and identifiable intangible assets as of September 25, 2003. Accordingly, the excess of the cost over the fair value of the net assets acquired, known as goodwill, was recorded and allocated to our reportable business segments. The recoverability of the goodwill is evaluated annually for impairment or if and when events or circumstances indicate a possible impairment. Goodwill and indefinite-lived intangible assets are not amortized. Other identifiable intangible assets are amortized over their estimated useful lives. The inherent subjectivity of applying a market comparables approach to valuing our assets and liabilities could have a significant impact on our analysis. Any future impairment could have a material adverse effect on our financial condition or results of operations.

      Periodically, we review the carrying values of property and equipment if the facts and circumstances suggest that a potential impairment may have occurred. If this review indicates that carrying values will not be recoverable, as determined based on undiscounted cash flows over the remaining depreciation or amortization period, we will reduce carrying values to estimated fair value. The inherent subjectivity of our estimates of future cash flows could have a significant impact on our analysis. Any future write-offs of long-lived assets could have a material adverse effect on our financial condition or results of operations.

Employee Stock Compensation

      Prior to the Pharma Services transaction, we had stock options and elected to follow Accounting Principles Board Opinion No. 25, “Accounting for Stock Options Issued to Employees”, or APB 25, and related interpretations in accounting for our employee stock options because the alternative fair value accounting provided for under Statement of Financial Accounting Standards No. 123, “Accounting for Stock-Based Compensation”, as amended by SFAS No. 148, or SFAS 123, requires use of option valuation models that were not developed for use in valuing employee stock options. Because the exercise price equals the market price of the underlying stock on the date of the grant, no compensation expense is recognized. Although we do not have any stock options outstanding subsequent to the Pharma Services transaction, Pharma Services has issued options to purchase its stock to certain of our employees. We account for these stock options in accordance with APB 25. Because the exercise price equaled or exceeded the estimated market value of the underlying stock on the date of the grant, no compensation expense was recognized. If we accounted for Pharma Services’ or our stock options under SFAS 123, we would have recorded additional compensation expense for the stock option grants to employees.

Backlog Reporting

      We report revenue backlog based on anticipated net revenue from uncompleted projects that our customers have authorized. We report only service-related revenue as backlog, and we do not include product revenue or commercial rights-related revenue (royalties and commissions) in backlog. Our backlog is calculated based upon our estimate of forecasted currency exchange rates. Annually, we adjust the beginning balance of our backlog to reflect changes in our forecasted currency exchange rates. Our backlog at anytime can be affected by:

•	the variable size and duration of projects,

•	the loss or delay of projects, and

•	a change in the scope of work during the course of a project.

If customers delay projects, the projects will remain in backlog, but will not generate revenue at the rate originally expected. Accordingly, historical indications of the relationship of backlog to revenues may not be indicative of the future relationship. The reporting of revenue backlog is not authoritatively prescribed, therefore practices tend to vary among competitors and reported amounts are not necessarily comparable.

Inflation

      We believe the effects of inflation generally do not have a material adverse impact on our operations or financial condition.

Market Risk

      Market risk is the potential loss arising from adverse changes in market rates and prices, such as foreign currency rates, interest rates and other relevant market rate or price changes. In the ordinary course of business, we are exposed to various market risks, including changes in foreign currency exchange rates, interest rates and equity price changes, and we regularly evaluate our exposure to such changes. Our overall risk management strategy seeks to balance the magnitude of the exposure and the cost and availability of appropriate financial instruments. From time to time, we have utilized forward exchange contracts to manage our foreign currency exchange rate risk. The following analyses present the sensitivity of our financial instruments to hypothetical changes in interest and foreign currency exchange rates that are reasonably possible over a one-year period.

Foreign Currency Exchange Rates

      Approximately 61.6%, 56.4% and 49.7% of our total net revenues for the years ended December 31, 2003, 2002, and 2001, respectively, was derived from our operations outside the United States. We do not have significant operations in countries in which the economy is considered to be highly-inflationary. Our financial statements are denominated in U.S. dollars and, accordingly, changes in the exchange rate between foreign currencies and the U.S. dollar will affect the translation of our subsidiaries’ financial results into U.S. dollars for purposes of reporting our consolidated financial results. Accumulated currency translation adjustments recorded as a separate component (reduction) of shareholders’ equity were $19.8 million at December 31, 2003 as compared to ($18.4) million at December 31, 2002.

      We may be subject to foreign currency transaction risk when our service contracts are denominated in a currency other than the currency in which we earn fees or incur expenses related to such contracts. At December 31, 2003, our most significant foreign currency exchange rate exposures were in the British pound, Japanese yen and the euro. We limit our foreign currency transaction risk through exchange rate fluctuation provisions stated in our contracts with customers, or we may hedge our transaction risk with foreign currency exchange contracts or options. There were no open foreign exchange contracts or options relating to service contracts at December 31, 2003 or 2002.

Interest Rates

      We are subject to market risk associated with changes in interest rates. Our principal interest rate exposure relates to the term loans outstanding under our senior secured credit facility. At December 31, 2003, we have

$309.2 million outstanding under the senior secured credit facility subject to variable rates. Each quarter point increase or decrease in the applicable interest rate would change our interest expense by approximately $775,000 per year.

      At December 31, 2003, our investment in debt securities portfolio consists primarily of U.S. Government securities, of which most are callable by the issuer at par, and money funds. The portfolio is primarily classified as available-for-sale and therefore these investments are recorded at fair value in the financial statements. These securities are exposed to market price risk which also takes into account interest rate risk. As of December 31, 2003, the fair value of the investment portfolio was $11.0 million, based on quoted market prices. The potential loss in fair value resulting from a hypothetical decrease of 10% in quoted market price is approximately $1.1 million.

Equity Prices

      At December 31, 2003, we had investments in marketable equity securities. These investments are classified as available-for-sale and are recorded at fair value in the financial statements. These securities are subject to equity price risk. As of December 31, 2003, the fair value of these investments was $58.3 million, based on quoted equity prices. The potential loss in fair value resulting from a hypothetical decrease of 10% in quoted equity price is approximately $5.8 million.

Recently Issued Accounting Standards

      In January 2003, the Financial Accounting Standards Board issued Interpretation No. 46 (“FIN 46”), “Consolidation of Variable Interest Entities”, which requires the assets, liabilities and results of operations of variable interest entities (“VIE”) be consolidated into the financial statements of the company that has controlling financial interest. FIN 46 also provides the framework for determining whether a VIE should be consolidated based on voting interest or significant financial support provided to the VIE. We adopted these provisions, as required, with respect to VIEs created after January 31, 2003. The effective date for applying the provisions of FIN 46 for interests held by public entities in VIEs or potential VIEs created before February 1, 2003 has been deferred and will be effective as of March 31, 2004 except for interests in special purpose entities. We do not have interests in special purpose entities. We are currently evaluating the impact of FIN 46 on any such VIEs held prior to February 1, 2003.

BUSINESS

General

      Founded in 1982 by Dennis B. Gillings, Ph.D.,we have grown to become a market leader in providing a full range of integrated product development and commercial development solutions to the pharmaceutical, biotechnology and medical device industries. Based on our competitors’ press releases and public filings with the SEC, we are the largest company in the pharmaceutical outsourcing services industry as ranked by 2003 gross revenues. We also provide market research services and strategic analyses to support healthcare decisions and healthcare policy consulting to governments and other organizations worldwide. This broad range of services helps our customers lower their costs, reduce the length of time from the beginning of development to peak sales of a new drug or medical device and increase the sales of their products.

      Our business is organized into three segments: the Product Development Group, the Commercial Services Group and the PharmaBio Development Group. The combination of these three business segments, together with Verispan, our joint venture with McKesson, which provides research and market data to help drug sponsors better market their products, enables us to provide a broad range of outsourcing services to the pharmaceutical and biotechnology industries. We believe this comprehensive suite of services offers customers the opportunity to outsource through Quintiles all key phases of a product’s development and sales from the preclinical phase through patent expiration and beyond.

      Product Development Group. Our Product Development Group provides global expertise in drug development from early compound analysis through regulatory submission. Our capabilities span preclinical and all phases of clinical testing with particular strength in Phase I, Phase II and Phase III clinical studies. The Product Development Group has been divided into two lines of business: Early Development and Laboratory Services, which focuses on early stage pharmaceutical development and laboratory services for the later phases, and Clinical Development Services, which specializes in clinical trials for regulatory approval of products under investigation. We also emphasize and target strong opportunity in Phase IIIb and Phase IV clinical and marketing studies, traditionally known as Late Phase studies, which are developing into a third line of business in the Product Development Group called SRS. Late Phase studies may be recommended by regulators and utilized by our customers’ marketing departments to assess safety issues and responses to drug therapy for commonly occurring patient profiles.

      Commercial Services Group. Our Commercial Services Group provides our customers with a comprehensive range of specialized pre-launch, launch and post-launch fee-for-service contract sales and strategic marketing services. The Commercial Services Group is comprised of our Commercialization business and our Medical Communications and Consulting business. Our Commercial Services Group not only provides contract sales, but also provides contract marketing and other services. This group delivers integrated, strategic and tactical solutions in sales and marketing across the product life cycle for pharmaceutical and biotechnology companies as well as for other entities across the healthcare spectrum. In addition, our Commercial Services Group provides strategic health and human services consulting for customers including hospitals, long-term care facilities, foundations, managed care organizations, employers, the military and federal and state governments.

      PharmaBio Development Group. Our PharmaBio Development Group enters into partnering transactions with certain of our customers. These transactions typically involve providing funding to the customer, either through direct payments or loans (sometimes convertible into capital stock of the customer) to help customers develop and/or market their particular drug(s). We also may invest in customers’ equity and/or provide services through our Commercial Services Group. Furthermore, the transactions often grant us royalties or commissions based on sales of the customer’s product. We believe these partnering transactions allow us to explore new opportunities and areas for incremental growth in a controlled manner that draws upon our skill and industry knowledge. Our professional clinical staff numbers in the thousands and provides a very broad base of knowledge and experience with considerable numbers of pharmaceutical products. This expertise enables us to conduct an in-depth assessment of a product’s potential in the marketplace before we enter into a partnering transaction with any of our customers. At the end of 2001, the PharmaBio Development Group expanded its scope of activities to include the acquisition of rights to market products and has significantly expanded the sales of a number of these products.

Services

      We provide globally integrated contract research, sales, marketing and healthcare policy consulting and health information management services to the worldwide pharmaceutical, biotechnology, medical device and healthcare industries. Additionally, we offer our customers the possibility of a strategic partnering relationship. We can support our customers through the entire life cycle of a drug from initial testing to patent expiration. We currently operate in three reportable segments: Product Development, Commercial Services, and PharmaBio Development. We provide our customers with a continuum of services that spans these three segments. We believe that the broad scope of our services allows us to help our customers rapidly assess the viability of a growing number of new drugs, cost-effectively accelerate development of the most promising drugs, launch new drugs to the market quickly and evaluate their impact on healthcare. For more information regarding each segment, please see “Notes to Our Consolidated Financial Statements — Note 26. Segments,” beginning on Page F-52 of this prospectus, which provides financial information regarding each segment.

      The following discussion describes our service offerings in greater detail.

Product Development Offerings

      Our Product Development Group has historically been divided into two lines of business: Early Development and Laboratory Services, which focuses on early stage pharmaceutical development and laboratory services for the later phases, and Clinical Development Services, which specializes in clinical trials for regulatory approval of products under investigation. We also emphasize and target a strong opportunity in Phase IIIb and Phase IV clinical and marketing studies, traditionally known as Late Phase studies, which are developing into a third line of business in the Product Development Group, known as SRS. SRS studies may be recommended by regulators and utilized by our customers’ marketing departments to assess safety issues and responses to drug therapy for commonly occurring patient profiles.

Early Development and Laboratory Services

      Preclinical Services. Our preclinical unit provides customers with a wide array of early development services. These services are designed to produce the data required to identify, quantify and evaluate the risks to humans resulting from the manufacture or use of pharmaceutical and biotechnology products. Such services include general toxicology, carcinogenicity testing, pathology, efficacy and safety pharmacology, bioanalytical chemistry, drug metabolism and pharmacokinetics. During 2001, we opened a safety pharmacology unit in Kansas City, Missouri. The development of this capability in the United States, in combination with our Edinburgh, Scotland unit, has allowed us to provide full service safety pharmacology to our U.S. customers while further strengthening our global position.

      Pharmaceutical Services. We offer services in the design, development, analytical testing and commercial manufacture of pharmaceutical dose forms. We provide study medications for preclinical and clinical studies along with necessary good manufacturing practice, or GMP, chemistry, manufacturing and controls, or CMC, and regulatory documentation. We recently completed construction of a new GMP sterile clinical supplies manufacturing facility in Kansas City, Missouri.

      Clinical Trial Services. At our clinical trial supplies facilities, medications for use in clinical (both pre- and post-marketing) studies are received, packaged according to the appropriate protocol, labeled and distributed globally. We also provide services to reconcile these drugs in connection with a particular clinical trial. These services can expedite the drug development process because clinical trials are often postponed by delays in the manufacture and distribution of study drug materials.

      Phase I Services. Phase I clinical trials involve testing a new drug on a limited number of healthy individuals. Our Phase I services include dose ranging, bioavailability/bioequivalence studies,

pharmacokinetic/pharmacodynamic modeling, first administration to humans, multiple dose tolerance, dose effect relationship and metabolism studies.

      Centralized Clinical Trial Laboratories. Our centralized laboratories provide globally integrated clinical laboratory services to support all phases of clinical trials with facilities in the United States, Europe, South Africa and Singapore. Services include the provision of protocol-specific study materials, customized lab report design and specimen archival and management for study sponsors. In addition to providing comprehensive safety and efficacy testing for clinical trials, our centralized laboratories allow for global standardization of clinical testing, database development and electronic data transfer and provide direct electronic integration of laboratory data into safety and efficacy reports for new drug application, or NDA, submissions.

Clinical Development Services

      Clinical Trial Services. We offer comprehensive clinical trial services throughout the life cycle of a product. This life cycle includes the following steps to obtaining FDA approval:

•	Pre-clinical, which involves testing to identify, quantify and evaluate biological activity and safety;

•	Phase I, which involves determining how a drug is processed by the body and the duration of the drug’s actions on the body;

•	Phase II, which involves controlled testing of a drug to determine the safe dosage range of a drug and a broader safety profile;

•	Phase IIIa, which involves extensive testing to confirm the effectiveness and safety of a drug;

•	Phase IIIb, which involves conducting additional studies following submission to the FDA and/or foreign regulatory authorities and agencies; and

•	Phase IV, which involves conducting additional studies to further evaluate the effectiveness, side effects and cost effectiveness of a drug following regulatory approval.

      In addition to Phase I through III clinical studies, which are the basis for obtaining initial regulatory approval for drugs and medical devices, we provide expertise in the development and execution of Phase IIIb and IV clinical and marketing studies, which includes drug safety, regulatory affairs, clinical trial supplies, central laboratory services, quality assurance, health economics, data management and biostatistics. On a global basis, our employees are aligned with key customers to provide a full range of management and scientific services tailored to their specific requirements.

      We coordinate our offerings through a customer-centric project management structure. We have over 200 project managers with Phase II-IV drug development and medical device experience spanning the therapeutic areas of the cardiovascular, central nervous system, allergy/respiratory, genitourinary, anti-infectives, ophthalmology, gastrointestinal, oncology, endocrinology, immunology and dermatology. Other specialized offerings include development services in neonatal, pediatric and adolescent care. Our project management processes and training are based on the Project Management Institute standard. Because of our global presence and ability to coordinate clinical staff to service customers on an international basis, we are experienced in managing trials involving several thousand patients at hundreds of sites concurrently in the Americas, Europe, the Asia-Pacific region and South Africa.

      We provide our customers with one or more of the following core clinical trial services:

Study Design. We assist our customers in preparing the study protocol and designing case report forms, or CRFs. The study protocol defines the medical issues to be examined, the number of patients required to produce statistically valid results, the period of time over which they must be tracked, the frequency and dosage of drug administration and the study procedures.

Investigator Recruitment. During clinical trials, the drug is administered to patients by physicians, referred to as investigators, at hospitals, clinics or other sites. We have access to several thousand investigators who conduct our clinical trials worldwide.

Patient Recruitment. We assist our customers in recruiting patients to participate in clinical trials through investigator relationships, media advertising, use of Web-based techniques and other methods. We also help to ensure patients are retained for the duration of the studies.

Study Monitoring. We provide study monitoring services which include investigational site initiation, patient enrollment assistance, and data collection and clarification. Site visits help to assure the quality of the data, which are gathered according to good clinical practice, or GCP, and International Conference on Harmonization, or ICH, regulations and guidelines, and to meet the sponsors’ and regulatory agencies’ requirements according to the study protocol.

Clinical Data Management and Biostatistical Services. We have extensive experience in the creation and statistical analysis of scientific databases for all phases of the drug development process. These databases include customized databases to meet customer-specific formats, integrated databases to support NDA submissions and databases in accordance with ICH guidelines.

      Regulatory Affairs Services. We provide comprehensive medical and regulatory services for our pharmaceutical and biotechnology customers. Our medical services include medical oversight of studies, review and interpretation of adverse experiences, medical writing of reports and study protocols and strategic planning of drug development programs. Regulatory services for product registration include regulatory strategy design, document preparation, publishing, consultation and liaison with various regulatory agencies. Our regulatory affairs professionals help to define the steps necessary to obtain registration as quickly as possible. We are one of the few companies able to provide such services in numerous countries, including the key regions of focus for pharmaceutical companies, to meet our customers’ needs to launch products in multiple countries simultaneously.

      Late Phase Clinical Studies. Designed to meet the increasing demand for information from patients, prescribers, payors and regulators for information and to deepen customers’ understanding of physician practices and product adoption patterns, Quintiles Late Phase provides non-registration research and consulting services. SRS specializes in providing strategic Phase IIIb and Phase IV clinical services such as post-marketing pharmacovigilance programs, health outcomes studies and other market-relevant research activities to accelerate the commercialization process. This group also offers specialized reimbursement support services and patient assistance programs to facilitate coverage and payment for treatment, utilizing our proprietary new technologies. SRS studies are developing into a third line of business in the Product Development Group.

      Medical Device Services. We offer medical device services similar to our offerings for the development and introduction of pharmaceutical products. Our core medical device services include identification of regulatory requirements in targeted markets; global clinical study design, planning, management and monitoring, including data management and statistical analysis of report preparations; preparation of regulatory filings and compliance with regulatory requirements for market access; and long range planning for product launches, including pricing strategies.

Commercial Services Offerings

      The Commercial Services Group is comprised of our Innovex-branded commercialization business, which includes the largest global contract sales organization, or CSO, based on reported revenues in 2003 and the Medical Communication and Consulting business. We entered the CSO industry in 1996 when we acquired Innovex, a U.K.-based company with global operations, and have since grown the business organically as well as through acquisitions. We continue to operate our CSO business under the Innovex brand. We have specialized therapeutic expertise in the areas of cardiovascular, central nervous system, gastrointestinal, women’s health, endocrinology, allergy-respiratory, anti-infectives and oncology.

Commercialization Offerings

      Our customized sales and marketing services are designed to accelerate the commercial success of pharmaceutical, biotechnology, veterinary and other health-related products.

      Contract Sales. Skilled, Web-integrated primary care, specialty, and innovative promotional alternative sales teams provide our customers with a flexible resource which is able to respond quickly and effectively to a changing marketplace at a variable cost to the customer. We provide our customers with a variety of staffing options, including direct hire, flexible work arrangement, leave of absence, and “strike force” arrangements (in which a team is deployed to a particular territory to capitalize on a market niche opportunity). We use a proprietary review process and a variety of techniques, including our extensive computerized databases and candidate referrals, to recruit candidates for our contract sales teams. Our training and development services integrate traditional and Web-based services. Our contract sales unit helps our customers design or revamp their existing sales programs to meet marketplace demands.

      Customers may contract for dedicated or syndicated sales teams. When dedicated teams are deployed, we take on a primary management role or a supporting role to the customer’s field management, depending on the customer’s needs. In certain circumstances, dedicated teams may be transferred to the customer for an additional placement fee included in the contract. Our syndicated teams promote a number of non-competing drugs for different customers simultaneously. We always maintain direct management of our syndicated sales teams.

      Health Management Services. We also provide teams of healthcare professionals, including nurses, pharmacists and physicians, who are dedicated to assisting customers with disease management issues. Our health management services offer customized clinical solutions to bridge the gap between the clinical and commercial phases of product development and to provide expertise across a broad range of pre-launch, launch and post-launch opportunities. We believe that our clinical and promotional expertise, commercial orientation and international experience enable us to tailor these programs to meet the diverse needs of the global pharmaceutical industry across a wide range of disciplines and local market conditions.

      Marketing Services. We provide customized product marketing services for pharmaceutical and biotechnology companies designed to influence the decisions of patients and physicians and accelerate the acceptance of drugs into treatment guidelines and formularies. We assess markets, conduct research, develop strategies and tactics, assist in discussions with regulatory bodies, identify distribution channels and coordinate vendors in every region of the country. Our industry experts, with experience in many therapeutic areas, can provide marketing insight into a wide range of geographic markets while working to optimize commercial success.

      Internet-based Sales and Marketing Services. Innovex e-Health Solutions Group, launched in October 2001, provides Internet-based sales and marketing services for the pharmaceutical, biotechnology and medical device industries. The group’s first product, iQLearning.com, was launched in January 2002. iQLearning.com is an Internet service portal that further expands our range of healthcare information resources and services to physicians in the United States and currently has a membership of more than 114,000 U.S. physicians. The group’s second and third products were launched in August 2002. The eOP product is an online process for identifying key opinion leaders within designated specialty areas utilizing the iQLearning service portal. Our third product is the iQBroadband program, which leverages the iQLearning service portal to provide state-of-the-art live net meeting software and high speed Internet connectivity for live sales presentations, speaker training meetings and web-based symposia. The group also brought the full capability of the iQLearning service portal to Innovex in the fourth quarter of 2002 by delivering online training and messaging to a contract sales force.

      Training. In various countries around the world we offer industry specific training to professionals working in retail pharmacy, manufacture, distribution, regulatory, sales and marketing. The training in many instances is outcomes based, covers both knowledge and skills, and may be delivered via the Internet or email, as well as hard copy.

Quintiles Medical Communications and Consulting

      Strategic Marketing Services. Our expert consultants support pharmaceutical and biotechnology product commercialization through a continuum of services. We begin in the conceptualization phase of development with strategic market research. Through a combination of secondary data and qualitative primary research, we assist customers in making development decisions. Once a product proceeds to large scale clinical trials, this group creates product positioning, pricing and formulary access/reimbursement strategies based on extensive primary research with providers, patients, payors and other administrative decision-makers. Finally, in support of product marketing at launch, we create health economic models to justify price to formulary decision-makers, and, post-launch, we track actual product costs and outcomes through medical claims data, medical records and patient interviews. The combination of these services provides our customers with the marketing, economic and reimbursement support they need to help to maximize commercial potential at each stage of the product lifecycle.

      Healthcare Policy Research and Consulting. Our management consulting services focus on improving the quality, availability and cost-effectiveness of healthcare in the highly regulated and rapidly changing healthcare industry. These services include corporate strategic planning and management, program and policy development, financial and cost-effectiveness analyses, evaluation design, microsimulation modeling and data analysis. These services represent the core competencies of The Lewin Group, an internationally recognized management consulting firm with more than three decades of experience solving problems for organizations in the public, non-profit and private sectors.

      Regulatory and Compliance Consulting. We supply regulatory and compliance consulting services to the pharmaceutical, biotechnology, medical device development and manufacturing industries. Services include global regulatory consulting, quality systems and engineering and validation. We assist companies in preparing for interactions with the FDA, and other foreign regulatory authorities or agencies, including inspections and resolution of enforcement actions, complying with current GMP, GCP and quality systems regulations, meeting process and software validation requirements, and bringing new medical devices to market.

      Strategic Medical Communications. Our strategic medical communications group offers a range of pre-launch, launch and post-launch services, beginning in the early stages of product development and continuing until the product reaches peak penetration. Services include communications strategies and planning, product positioning and branding, opinion leader development, faculty training, symposia, continuing medical education programs, promotional programs, sponsored publications, new media-based programs, patient education and clinical experience programs (e.g., patient starter programs and compliance programs). As early as Phase I and Phase II clinical trials, we can begin to disseminate scientific information and develop and present educational forums to help gain opinion leader support for a new drug.

PharmaBio Development Offerings

      Our PharmaBio Development Group manages our investment portfolio and enters into partnering transactions with certain of our customers. These transactions typically involve providing funding to the customer, either through direct payments or loans (sometimes convertible into capital stock of the customer) or through the provision of services to these customers. We also may invest in our customers’ equity and/or provide services through our Commercial Services Group to these customers. Furthermore, these transactions often grant us royalties or commissions based on sales of the customer’s product.

      In all cases, the PharmaBio Development Group engages in a rigorous due diligence and internal review process which involves the relevant aspects of our organization prior to making its investments. This process helps us to develop transaction structures that are designed to balance targeted returns with our perceived risk.

      In addition to the rigorous due diligence and internal review process, we further attempt to mitigate the risk of PharmaBio Development Group investments by:

•	Focusing primarily on compounds that already have regulatory approval or are in the later stages of clinical development, thus reducing regulatory risk;

•	Structuring all transactions in a prudent manner which, in some instances, may include structuring financial commitments in the form of milestone payments, whereby payments are made based on the successful completion of different stages of the development cycle; and

•	In some instances, requiring an option to reduce our financial commitment if the drug sponsor does not invest a certain minimum amount on promotion of the drug.

      Overall, our revenues and operating income from these transactions depend on the performance of the customer’s capital stock and/or its product. Since we created the PharmaBio Development Group in 2000, it has entered into numerous transactions. In 2003 (combining predecessor and successor), 2002 and 2001, we recognized net gains on PharmaBio Development Group investments of approximately $31.0 million, $13.7 million and $611,000, respectively.

Transaction Models

      Our PharmaBio Development Group enters into the following types of transactions:

•	Risk-Based Commercialization. Risk-based commercialization investments include transactions in which we provide commercialization services in exchange for fees and/or product royalty rights. In such transactions, we receive from our customers the right to royalties on the sales of the products covered by the agreements. We use a variety of contract structures in our risk-based commercialization transactions. Certain transactions may include contractual minimum and/or maximum royalty amounts. In other instances, we may have no guaranteed minimum royalty. Regardless of the structure, we always seek to earn financial returns commensurate with the risks presented by the transaction.

•	Strategic Investments. The PharmaBio Development Group makes a variety of strategic investments, including direct investments in both marketable and non-marketable equities, debt and indirect investments through such vehicles as venture capital funds. In some cases, PharmaBio Development makes investments in connection with risk-based commercialization agreements, such as our arrangements with Columbia and Discovery Laboratories, Inc. As of December 31, 2003, the PharmaBio Development Group had a total of $106.9 million in such investments, including $58.3 million of investments in marketable equities and $48.6 million of investments in non-marketable equity securities and loans.

In addition, the PharmaBio Development Group has acquired the rights to market certain pharmaceutical products. We arrange for the manufacture of, and directly market, a number of dermatology compounds, including SolarazeTM and ADOXATM, through our specialty pharmaceuticals subsidiary, Bioglan Pharmaceuticals Company. The PharmaBio Development Group also has acquired the rights to several other products in Europe, via licensing or distribution agreements, which involve a variety of up-front or ongoing payments to the licensors. In these arrangements, third parties manufacture the products for us and Innovex sells the products. In all of these instances, the PharmaBio Development Group recognizes the revenues from the sales of these pharmaceutical products.

•	Risk-Based Development Services. In such transactions, we would provide some or all of the clinical development services costs on behalf of a partner in exchange for royalty rights in the product. We have not consummated any risk-based development transactions.

Recent Strategic Alliances

      The PharmaBio Development Group has entered into the following recent transactions.

•	In January 2002, we entered into a series of agreements with Kos to commercialize in the United States Kos’s treatments for cholesterol disorders, Advicor® and Niaspan®. We provide a dedicated sales force at our own expense who, in combination with Kos’s sales force, commercialized Advicor® and Niaspan® for two years. In return, we received warrants to purchase shares of Kos’s common stock at an agreed price. We will receive commissions, subject to a minimum and maximum amount over the life of the agreement, based on net sales of the product from 2002 through 2006.

•	During the second quarter of 2002, we finalized an agreement with a large pharmaceutical customer to market pharmaceutical products in Belgium, Germany and Italy. We will provide, at our own expense, sales and marketing resources over the five-year life of the agreement, in return for which the customer will pay us royalties on product sales in excess of certain baselines. In the first quarter of 2003 and the third quarter of 2003, the agreements in Germany and Belgium, respectively, were terminated.

•	In July 2002, we entered into an agreement with Lilly, to support its commercialization efforts for CymbaltaTM in the United States. In return for providing sales representatives and making marketing and milestone payments to Lilly totaling $110 million of which $70 million was paid in 2002 and the remaining $40 million is due in equal installments during each of the four quarters following FDA approval, we will receive an 8.25% percent-of-sales royalty over the five-year service period followed by a three percent royalty over the subsequent three years. On September 29, 2003, Lilly received an approvable letter for CymbaltaTM from the FDA (Lilly received an initial approvable letter for CymbaltaTM in September 2002) indicating that approval was contingent upon resolution of manufacturing issues, a pre-approval site inspection at its Indianapolis dry products facility, and the completion of label negotiations. The agency later informed Lilly that its Indianapolis facilities had reached a level of current GMP compliance that would allow for pre-approval inspections as deemed necessary. Furthermore, the FDA has indicated that it does not currently believe a pre-approval site inspection will be required for CymbaltaTM, however a pre-approval site inspection remains at the discretion of the FDA. Final FDA approval for Cymbalta™ is now contingent upon completion of label negotiations. The FDA also is reviewing a serious adverse event resulting from a patient’s suicide in February 2004 while participating in a follow-up Phase I study related to Lilly’s application for the drug to treat stress-induced urinary incontinence. Lilly has indicated that, based on what is known so far, it does not believe the subject’s death is related to her participation in the study and has stated that it still anticipates U.S. approval of CymbaltaTM will occur in the summer of 2004.

•	In July 2002, we entered into a series of agreements with Columbia to assist them in the U.S. commercialization of the following women’s health products: ProchieveTM 8%, ProchieveTM 4%, Advantage-S® and RepHreshTM Vaginal Gel. Under the terms of these agreements, we purchased shares of Columbia common stock. We have paid Columbia an aggregate of $4.5 million in exchange for royalties on the sales of the four Columbia products for a five-year period beginning in the first quarter of 2003. In addition we will provide to Columbia, at Columbia’s expense on a fee-for-service basis, a sales force to commercialize the products. During January 2004, we restructured the sales force agreement to allow for an accelerated transfer of responsibility to Columbia.

•	In December 2002, we entered into an agreement with a large pharmaceutical customer to market two products in Belgium. Under the terms of the agreement, we acquired the marketing and distribution rights to one of the products and entered into a distribution agreement for the other product.

•	In March 2003, we entered into an additional agreement with Columbia to assist them in the commercialization of StriantTM, Columbia’s testosterone buccal bioadhesive product, in the United States. We have paid Columbia an aggregate of $12.0 million of a total $15.0 million in exchange for royalties on the sales of StriantTM for a seven-year period beginning in the third quarter of 2003. In addition we will provide to Columbia, at Columbia’s expense on a fee-for-service basis, a sales force to commercialize the products. During January 2004, we restructured the sales force agreement to allow for an accelerated transfer of responsibility to Columbia.

•	In July 2003, we entered into a new agreement with CV Therapeutics that superceded our prior agreement. Under the terms of the July 2003 agreement, all rights to RanexaTM reverted back to CV Therapeutics and CV Therapeutics will owe us no royalty payments. Under the July 2003 agreement, we received 200,000 warrants to purchase shares of CV Therapeutics common stock at $32.93 per share during the five-year term commencing July 9, 2003. CV Therapeutics also is obligated to purchase from us, within six months of the approval of RanexaTM, services of at least $10 million in aggregate value or to pay us a lump sum amount equal to 10% of any shortfall from $10 million in purchased services.

•	In February 2004, we entered into an agreement with a large pharmaceutical customer to provide services in connection with the customer’s development and U.S. launch of a Phase III product, or the new product, which is related to one of the customer’s currently marketed pharmaceutical products, or the existing product. The existing product is a multi-hundred million dollar per year product. Under the agreement, we will provide up to $90 million of development and commercialization services for the new and existing products. Our customer has agreed that at least $67.5 million of those services will be performed by our affiliates, at agreed upon rates. The customer, though, may direct us to use third parties to perform up to $22.5 million of the $90 million of services. The agreement contains quarterly limits on our service obligations with a maximum of $10 million of services in any quarter. Our service obligations are anticipated to occur through the end of 2006, but may run longer depending on the customer’s actual use of services and when, and if, FDA approval of the new product occurs. Until the FDA approves the new product, we are obligated to provide no more than $57.5 million in services. In return for performing our obligations, we will receive (1) beginning in the first quarter of 2005, a low, single-digit royalty on U.S. net sales of the existing product and (2) beginning on the U.S. launch of the new product, a declining tiered royalty (beginning in the low teens) on U.S. net sales of the new product. Our royalty period under the agreement lasts for approximately 9 years; however, the agreement limits the amount of royalties we receive each year and also caps the aggregate amount of royalties we can receive under the agreement at $180 million. We will also receive a $20 million payment from the customer upon the U.S. launch of the new product. If the new product is not approved by the FDA or a significant delay occurs in its approval process, we may terminate our remaining service obligations and continue to receive the royalty on the existing product subject to a return ceiling of no less than 8%. The agreement also provides for royalty term extensions, in the event of certain other specified unfavorable circumstances such as product shortages or recalls. The customer may terminate the agreement at any time subject to the customer’s payment to us of the then-present value of its remaining expected royalties.

      We review many candidates for strategic alliances under our PharmaBio Development Group business models. In addition to the transactions already under way, we are continually evaluating new strategic possibilities, and we may enter into additional transactions in the future.

Informatics Offerings

      Prior to May 2002, we had a fourth business segment, consisting of our informatics services. Our informatics group provided a broad range of knowledge-rich products and services for use by the pharmaceutical, biotechnology, and medical and surgical device industries, and healthcare providers, payors and patients to improve the quality of care and to efficiently manage the delivery of care at multiple points along the continuum of healthcare delivery.

      In May 2002, we completed the formation of our healthcare informatics joint venture, Verispan, with McKesson. The joint venture is designed to leverage the operational strengths of the healthcare information businesses of each company. We are an equal co-owner with McKesson of a majority of the equity of Verispan. A minority portion of the equity in Verispan is owned or to be issued to key providers of de-identified healthcare data in exchange for the data. We contributed the net assets of our informatics group and funded $10.0 million to Verispan.

      Several major data providers have contracted to provide de-identified prescription or medical data to the joint venture. Verispan has licensed its data products to McKesson and us for use in our respective core businesses. Under the license arrangement, we continue to have access to Verispan’s commercially available market information and products, at no further cost to us, to enhance service to and partnering with our customers.

Customers and Marketing

      In order to coordinate the multiple contracts and service offerings we may have with each customer and leverage these into new business opportunities, we operate our business development efforts across our service offerings through integrated business development functions. These integrated business development functions direct the activities of business development personnel in each of our U.S. locations, as well as other key locations throughout Europe, Asia-Pacific, Canada and Latin America. In each of the last four years, we provided services to all of the world’s 20 largest pharmaceutical companies and to many of the world’s leading biotechnology and smaller and mid-sized pharmaceutical companies.

      For the year ended December 31, 2003, approximately 37.3% of our net service revenue from external customers was attributed to operations in the United States and 62.7% to operations outside the United States.

For further details regarding our foreign and domestic operations, please refer to “Notes to Consolidated Financial Statements” included in this prospectus. Approximately 42.6%, 42.5%, and 41.1% of our net revenue was attributed to our clinical development services in 2003, 2002 and 2001, respectively; approximately 17.2%, 17.3% and 15.4% of our net revenue was attributed to our early development and laboratory services in 2003, 2002 and 2001, respectively; and approximately 23.9%, 25.8% and 32.6% of our net revenue was attributed to our commercialization services in 2003, 2002 and 2001, respectively. Neither our medical communications and consulting services, our commercial rights and royalties, nor our informatics services accounted for more than 10% of our net revenue in any of these years.

      In the past, we have derived, and may in the future derive, a significant portion of our service revenue from a relatively limited number of major projects or customers. As pharmaceutical companies continue to outsource large projects and studies to fewer full-service providers, the concentration of business could increase; for example, Aventis S.A. accounted for approximately 11% of our consolidated net service revenue in each of 2002 and 2001. No single customer accounted for 10% of our consolidated net revenue for any 2003 periods presented herein.

Competition

      The market for our product development services is highly competitive, and we compete against traditional contract research organizations, or CROs, and the in-house research and development departments of pharmaceutical companies, as well as universities and teaching hospitals. Among the traditional CROs, there are several hundred small, limited-service providers, several medium-sized firms, and only a few full-service companies with global capabilities. Consolidation among CROs likely will result in greater competition among the larger contract research providers for customers and acquisition candidates. Our primary CRO competitors include Covance Inc., PPD Inc., PAREXEL International Corporation and ICON plc. Competitive factors for product development services include:

•	previous experience,

•	medical and scientific experience in specific therapeutic areas,

•	the quality of contract research,

•	speed to completion,

•	the ability to organize and manage large-scale trials on a global basis,

•	the ability to manage large and complex medical databases,

•	the ability to provide statistical and regulatory services,

•	the ability to recruit investigators,

•	the ability to deploy and integrate information technology systems to improve the efficiency of contract research,

•	an international presence with strategically located facilities and

•	financial viability and price.

      In our commercial services segment, we compete against the in-house sales and marketing departments of pharmaceutical companies and other CSOs in each country in which we operate. We also compete against national consulting firms offering healthcare consulting and medical communications services, including boutique firms specializing in the healthcare industry and the healthcare departments of large firms. Our primary CSO competitors in the United States include Ventiv Health, Inc. and PDI, Inc. Outside of the United States, we typically compete against single country or regionally-focused commercial service providers. The primary competitive factors affecting commercial services are the proven ability to quickly assemble, train and manage large qualified sales forces to handle broad scale launches of new drugs and price. Competitive factors affecting healthcare consulting and medical communications services include experience, reputation and price.

      Because our PharmaBio Development Group custom tailors its risk-based service solutions to meet our customers’ financial and strategic needs, it is more difficult to assess its potential competitors. Theoretically, a financing party could choose to provide such risk-based commercialization or development efforts, as does the PharmaBio Development Group. However, such a group would have to contract with third parties for the provision of services. We are aware that several commercial service firms, such as Ventiv Health, Inc. and PDI, Inc., have entered into risk-based commercialization transactions. Our PharmaBio Development Group has a large number of competitors for specialty pharmaceutical products. The key competitive factors for PharmaBio Development include access to capital, the quality of the services provided by our other business units in connection with PharmaBio Development’s transactions, and the ability to perform detailed and accurate scientific, strategic, and financial due diligence prior to completing transactions.

      Competitors for our informatics services included IMS Health Incorporated and NDC Health Corporation.

      Notwithstanding all these competitive factors, we believe that the synergies arising from integrating product development services with commercial services, supported by global operations and information technology differentiate us from our competitors.

Employees

      As of January 31, 2004, we had approximately 15,991 full-time equivalent employees, comprised of approximately 5,379 in the Americas, 8,387 in Europe and Africa and 2,225 in the Asia-Pacific region. As of January 31, 2004, our Product Development Group had 9,254 full-time equivalent employees, our Commercial Services Group had 6,027 full-time equivalent employees, and our PharmaBio Development Group had 136 full-time equivalent employees. In addition, 574 full-time equivalent employees were in our centralized operations/corporate office.

Backlog and Net New Business Reporting

      We report backlog based on anticipated net revenue from uncompleted projects which have been authorized by the customer, through a written contract or otherwise. Once work begins on a project, net revenue is recognized over the duration of the project. Using this method of reporting backlog, at December 31, 2003, backlog was approximately $1.9 billion, as compared to approximately $1.7 billion at December 31, 2002. The backlog at December 31, 2003 and 2002 includes approximately $28.8 million and $87.0 million, respectively, of backlog related to services contracted from our service groups, primarily commercialization, in connection with the strategic alliances forged by our PharmaBio Development Group. Backlog does not include any product revenues, royalties or commissions related to our commercial rights.

      Net new business, which is anticipated net revenue from contracts which were entered into during the period and adjusted for contracts that were canceled during the period, for the twelve months ended December 31, 2003 and 2002, was $1.6 billion and $1.2 billion, respectively. Included in net new business was approximately ($23.3 million) of net cancellations and $79.4 million of net wins, respectively, of internal service contracts for the same periods. Net new business during the same period was $1.0 billion and $794.6 million, respectively, for our Product Development Group and $519.8 million and $451.0 million, respectively, for our Commercial Services Group.

      We believe that backlog may not be a consistent indicator of future results because it has been and likely will be affected by a number of factors, including the variable size and duration of projects, many of which are performed over several years. Additionally, projects may be terminated by the customer or delayed by regulatory authorities. Moreover, the scope of work can change during the course of a project. If our product revenues, royalties and commissions related to our commercial rights increase, an increasing proportion of our revenues will not be reflected in our reported backlog.

Potential Liability

      In conjunction with our product development services, we contract with physicians to serve as investigators in conducting clinical trials to test new drugs on human volunteers in those clinical trials. Such testing creates risk of liability for personal injury to or death of participants, particularly to participants with life-threatening illnesses, resulting from adverse reactions to the drugs administered. Although we do not believe we are legally accountable for the medical care rendered by third party investigators, it is possible that we could be held liable for the claims and expenses arising from any professional malpractice of the investigators with whom we contract or in the event of personal injury to or death of persons participating in clinical trials.

      As a result of our Phase I clinical trial facilities, we could be liable for the general risks associated with a Phase I facility including, but not limited to, adverse events resulting from the administration of drugs to clinical trial participants or the professional malpractice of Phase I medical care providers. We also could be held liable for errors or omissions in connection with the services we perform through each of our service groups. For example, we could be held liable for injury, errors or omissions or breach of contract if one of our labs inaccurately reports or fails to report lab results, or if direct or indirect contact with a patient or clinical trial participant causes harm. We believe that some of our risks are reduced by one or more of the following: (1) indemnification provisions and provisions seeking to limit or exclude liability contained in our contracts with customers and investigators, (2) insurance maintained by customers and investigators and by us and (3) various regulatory requirements, including the use of institutional review boards and the procurement of each participant’s informed consent to participate in the study. The contractual indemnifications generally do not fully protect us against certain of our own actions such as negligence. Contractual arrangements are subject to negotiation with customers and the terms and scope of any indemnification or limitation or exclusion of liability may vary from customer to customer and from contract to contract. Additionally, financial performance of these indemnities is not secured. We do, however, seek to ensure through the contracting process that our customers and vendors are contractually obliged to carry certain minimum amounts of applicable liability insurance and provide evidence of insurance upon request or prior to commencement of work. Because of the volume of contracts and geographic breadth of operations, it is not always possible to obtain such certificates of insurance nor do we have ability to confirm that such insurance remains in place or whether it may have been reduced in the aggregate by ongoing claims. Therefore, we bear the risk that the indemnifying party may not have the financial ability to fulfill its indemnification obligations.

      We maintain professional liability insurance that covers our worldwide operations in the countries in which we currently do business. We could be materially and adversely affected if we were required to pay damages or bear the costs of defending any claim outside the scope of or in excess of a contractual indemnification provision or beyond the level of insurance coverage or for which coverage is not provided by our insurance program. For example, we are among the defendants in a purported class action by participants in an Alzheimer’s study seeking to hold us liable for alleged damages to the participants arising from the study, since settled by the parties subject to court approval. Our insurance carrier to whom we paid premiums to cover this type of risk has since filed suit against us seeking to rescind the insurance policies or to have coverage denied for some or all of the claims arising from the Alzheimer’s study litigation, which were the only claims outstanding under the policies. We believe both of these claims of our insurance carrier are without merit and intend to contest them vigorously. Please refer to “Business — Legal Proceedings.”

      Our rights to commercialize and sell certain pharmaceutical products also expose us to potential liabilities typically associated with pharmaceutical companies. For example, we could face product liability claims in the event users of any of the products we market or distribute now, or in the future, experience negative reactions or adverse side effects or in the event any of these products causes injury or death, is found to be unsuitable for its intended purpose or is otherwise defective. While we believe we currently have adequate insurance in place to protect against these risks, we may nevertheless be unable to satisfy any claims for which we may be held liable as a result of the use or misuse of products which we manufacture or sell. These risks may be augmented by certain risks relating to our outsourcing of the manufacturing and distribution of these products or any pharmaceutical product rights we may acquire in the future. For example, as a result of our decision to outsource the manufacturing and distribution of SolarazeTM, we are unable to directly monitor quality control in the manufacturing and distribution processes other than through periodic audits that we conduct of the manufacturer and distributor.

Government Regulation

      Our preclinical, laboratory and clinical trial supply services are subject to various regulatory requirements designed to ensure the quality and integrity of the data or products of these services. The industry standard for conducting preclinical laboratory testing is embodied in the good laboratory practice, or GLP, regulations. The requirements for facilities engaging in clinical trial supplies preparation, labeling and distribution are set forth in the current good manufacturing practices, or cGMP, regulations. GLP and cGMP regulations have been mandated by the FDA and the Department of Health in the United Kingdom, and adopted by similar regulatory authorities in other countries. GLP and cGMP stipulate requirements for facilities, equipment, supplies and personnel engaged in the conduct of studies to which these regulations apply. The regulations require adherence to written, standardized procedures during the conduct of studies and the recording, reporting and retention of study data and records. To help assure compliance, we have established quality assurance programs at our preclinical, laboratory and clinical trial supply facilities which monitor ongoing compliance with GLP and cGMP regulations by auditing study data and conducting regular inspections of testing procedures. Our clinical laboratory services, to the extent they are carried out in the United States, are subject to the requirements of the Clinical Laboratory Improvement Amendments of 1988.

      GCP regulations and guidelines contain the industry standard for the conduct of clinical research and development studies. The FDA and many other regulatory authorities require that study results and data submitted to such authorities be based on studies conducted in accordance with GCP provisions. These provisions include:

•	complying with specific regulations governing the selection of qualified investigators,

•	obtaining specific written commitments from the investigators,

•	ensuring the protection of human subjects by verifying that Institutional Review Board or independent Ethics Committee approval and patient informed consent are obtained,

•	instructing investigators to maintain records and reports,

•	verifying drug or device accountability,

•	reporting of adverse events,

•	adequate monitoring of the study for compliance with GCP requirements and

•	permitting appropriate regulatory authorities access to data for their review.

Records for clinical studies must be maintained for specified periods for inspection by the FDA and other regulators. Significant non-compliance with GCP requirements can result in the disqualification of data collected during the clinical trial. We are also obligated to comply with regulations issued by national and supra-national regulators such as the FDA and the European Medicines Evaluation Agency, or EMEA. By way of example, these regulations include the FDA’s regulations on electronic records and signatures (21 CFR Part 11) which set out requirements for data in electronic format regarding submissions made to the FDA, and the EMEA’s Note For Guidance “Good Clinical Practice for Trials on Medicinal Products in the European Community.”

      We write our standard operating procedures related to clinical studies in accordance with regulations and guidelines appropriate to the region where they will be used, thus helping to ensure compliance with GCP. Within Europe, we perform our work subject to the EMEA’s Note for Guidance “Good Clinical Practice for Trials on Medicinal Products in the European Community.” All clinical trials (other than those defined as “non-international”) to be submitted to the EMEA must meet the requirements of the ICH — GCP. In addition, FDA regulations and guidelines serve as a basis for our North American standard operating procedures. Our offices in the Asia-Pacific region and in Latin America have developed standard operating procedures in accordance with their local requirements and in harmony with our North American and European operations.

      Our commercial services are subject to detailed and comprehensive regulation in each geographic market in which we operate. Such regulation relates, among other things, to the distribution of drug samples, the qualifications of sales representatives and the use of healthcare professionals in sales functions. In the United States, our commercial services are subject to the Prescription Drug Marketing Act, or PDMA, with regard to the distribution of drug samples. In the United Kingdom, they are subject to the Association of the British Pharmaceutical Industry Code of Practice for the Pharmaceutical Industry, which prescribes, among other things, an examination that must be passed by sales representatives within two years of their assuming or beginning employment. We follow similar regulations currently in effect in the other countries where we offer commercial services.

      Our U.S. laboratories are subject to licensing and regulation under federal, state and local laws relating to hazard communication and employee right-to-know regulations, the handling and disposal of medical specimens and hazardous waste and radioactive materials, as well as the safety and health of laboratory employees. All of our U.S. laboratories are subject to applicable federal and state laws and regulations relating to the storage and disposal of all laboratory specimens including the regulations of the Environmental Protection Agency, the Nuclear Regulatory Commission, the Department of Transportation, the National Fire Protection Agency and the Resource Conservation and Recovery Act. Companies holding or distributing controlled substances are subject to regulation by the DEA. For example, accounting for controlled substances is subject to regulation by the DEA. Some of our facilities have been audited by the DEA. In one case, the DEA indicated that it found that we miscounted certain drugs, which was resolved to the DEA’s satisfaction by our providing a corrected accounting of these drugs to the DEA. Since the inspection, we have reviewed and strengthened our procedures relating to the handling, storage and record keeping for controlled drugs. These new procedures have been reviewed at our request by a reputed firm of independent experts. The regulations of the United States Department of Transportation, the Public Health Service and the Postal Service apply to the surface and air transportation of laboratory specimens. Our laboratories also are subject to International Air Transport Association regulations, which govern international shipments of laboratory specimens. Furthermore, when the materials are sent to a foreign country, the transportation of such materials becomes subject to the laws, rules and regulations of such foreign country. Our laboratories outside the United States are subject to applicable national laws governing matters such as licensing, the handling and disposal of medical specimens, hazardous waste and radioactive materials, as well as the health and safety of laboratory employees.

      Moreover, from time to time, including the present, one or more of our customers are investigated by regulatory authorities or enforcement agencies with respect to regulatory compliance of their clinical trials and programs. In these situations, we often have provided services to our customers with respect to the trials and programs being investigated, and we are called upon to respond to requests for information by these authorities and agencies. There is a risk that either our customers or regulatory authorities could claim that we performed our services improperly or that we are responsible for trial or program compliance. For example, our customer Biovail Corporation recently became the subject of government inquiries relating to the Cardizem LA P.L.A.C.E., late phase clinical program, and has asserted publicly that we have warranted that this program complies with all laws and regulations, to which we have taken exception. If our customers or regulatory authorities make such claims against us and prove them, we could be subject to substantial damages, fines or penalties.

      In addition to its comprehensive regulation of safety in the workplace, the United States Occupational Safety and Health Administration has established extensive requirements relating to workplace safety for healthcare employers whose workers may be exposed to blood-borne pathogens such as HIV and the hepatitis B virus. These regulations, among other things, require work practice controls, protective clothing and equipment, training, medical follow-up, vaccinations and other measures designed to minimize exposure to chemicals, and transmission of blood-borne and airborne pathogens. Furthermore, certain employees receive initial and periodic training to ensure compliance with applicable hazardous materials regulations and health and safety guidelines. Although we believe that we are currently in compliance in all material respects with such federal, state and local laws, failure to comply with such laws could subject us to denial of the right to conduct business, fines, criminal penalties and other enforcement actions.

      Our disease management and healthcare information management services relate to the diagnosis and treatment of disease and are, therefore, subject to substantial governmental regulation. In addition, the confidentiality of patient-specific information and the circumstances under which such patient-specific records may be released for inclusion in our databases or used in other aspects of our business are heavily regulated. Legislation has been proposed at both the state and federal levels that may require us to implement security measures that could involve substantial expenditures or limit our ability to offer some of our products and services. In addition, privacy legislation in non-U.S. jurisdictions could have a limiting effect on some of our services, including, for example, the European Data Protection Directive, the Directive, which applies in each member state of the EU. The Directive seeks to protect the personal data of individuals and, among other things, places restrictions on the manner in which such personal data can be collected, processed and disclosed and the purposes for which such data can be used.

      HIPAA requires the use of standard transactions, privacy and security standards and other administrative simplification provisions by covered entities, that is healthcare providers, health plans and healthcare clearinghouses. The U.S. law instructs the Secretary of the Department of Health and Human Services, or HHS, to promulgate regulations implementing these standards in the United States.

      On December 28, 2000, the Secretary issued the final rule on Standards for Privacy of Individually Identifiable Health Information to implement the privacy requirements for HIPAA. These regulations, as amended on August 14, 2002, generally (1) impose standards for covered entities transmitting or maintaining protected data in an electronic, paper or oral form with respect to the rights of individuals who are the subject of protected health information; and (2) establish procedures for (a) the exercise of those individuals’ rights, (b) the uses and disclosure of protected health information by the covered entity, and (c) the methods permissible for de-identification of health information. The final rule had an effective date of April 14, 2001 and a compliance date of April 14, 2003. The final regulation for the HIPAA security standards was issued by HHS on February 20, 2003.

      We are not a “covered entity” under the HIPAA Standards for Privacy of Individually Identifiable Health Information (also known as the HIPAA Privacy Rule). We do receive identifiable health information from various sources, including from investigators on research studies who are covered entities or who are employed by covered entities. In order for covered entities to disclose identifiable health information to us for research purposes, there must be an applicable permission from the research participant or an exception under the HIPAA Privacy Rule. Depending on the facts, the possible permissions include where a research participant signs an authorization for research; an institutional review board waives the authorization requirement; the review of the information is conducted under specific conditions preparatory to research or with respect to decedents or other exception; or the information is stripped of direct identifiers and is disclosed to us pursuant to a limited use agreement. Covered entities may also provide “deidentified” health information to us. We are engaged in ongoing communications with HIPAA covered entities from whom we receive identifiable health information with respect to coordination of disclosure of such information to us and the covered entities’ compliance with the HIPAA Privacy Rule. Based on our communications with our investigators and other covered entities from whom we receive identifiable health information, we believe that we will continue to be able to obtain such information, consistent with requirements of the Privacy Rule. However, if the covered entities do not understand the permissions for disclosure of information for research purposes, it is possible that they could object to providing identifiable health information to us, which could have an adverse effect on our ability to obtain such information in a timely manner for our business operations relating to research.

      The impact of such legislation and regulations relating to identifiable health information in the United States cannot be predicted. Other countries have or are in the process of putting privacy laws into place affecting similar areas of our business. For instance, the Directive applies standards for the protection of all personal data, not just health information, in the EU and requires the EU member states to enact national laws implementing the Directive. Such legislation or regulations could materially affect our business.

      Various aspects of the U.S. Medicare program may also apply to certain drug and device research and marketing practices. In 1977, Congress adopted the Medicare and Medicaid Anti-Fraud and Abuse Amendments of 1977, or the Anti-Fraud and Abuse Law, which have been strengthened by subsequent amendments and the creation of the Office of Inspector General, or OIG, to enforce compliance with the statute, as amended. The Anti-Fraud and Abuse Law prohibits the knowing and willful offer, payment, solicitation, or receipt of any remuneration in any form as an inducement or reward for either the referral of patients or the arranging for reimbursable services. For example, the Anti-Fraud and Abuse Law prohibits the use of research grants or clinical trials if the purpose is to induce the purchase or prescription of products or services paid for by Medicare or Medicaid, rather than the collection of research data. A violation of the statute may result in criminal and/or civil penalties, including exclusion from the Medicare program, even if no criminal prosecution is initiated.

      HHS has issued regulations from time to time setting forth so-called “safe harbors,” which would protect certain limited types or arrangements from prosecution under the statute. To date, twenty-one final safe harbors have been developed. Failure to comply with each element of a particular safe harbor does not mean that an arrangement is per se in violation of the Anti-Fraud and Abuse Law. Nevertheless, if an arrangement implicates the Anti-Fraud and Abuse Law and no safe harbor is available, we risk greater scrutiny from OIG and, potentially, civil and/or criminal sanctions. Federal law also provides for minimum periods of exclusion from federal and state healthcare programs for certain offenses and frauds.

      In addition to the Anti-Fraud and Abuse Law, the federal Civil False Claims Act may apply to certain drug and device research and marketing practices. The Civil False Claims Act prohibits knowingly presenting or causing to be presented a false, fictitious or fraudulent claim for payment to the United States. Actions under the Civil False Claims Act may be brought by the Attorney General or as a qui tam action by a private individual in the name of the government. Violations of the Civil False Claims Act can result in significant monetary penalties. The federal government is using the Civil False Claims Act, and the threat of significant liability, in its investigations of healthcare providers, suppliers and drug and device manufacturers throughout the country for a wide variety of drug and device marketing and research practices, and has obtained multi-million dollar settlements. The government may continue to devote substantial resources toward investigating healthcare providers’, suppliers’ and drug and device manufacturers’ compliance with the Civil False Claims Act and other fraud and abuse laws.

Properties

      As of February 16, 2004 we had approximately 110 offices located in 50 countries. Our executive headquarters is located adjacent to Research Triangle Park, North Carolina. We maintain substantial offices serving our product development group in Durham, North Carolina; Kansas City, Missouri; Smyrna, Georgia; Bracknell, England; Irene, South Africa; Tokyo, Japan; and Singapore. We also maintain substantial offices serving our commercial services group in Parsippany, New Jersey; Falls Church, Virginia; Hawthorne, New York; Bracknell, England; and Tokyo, Japan. We own facilities that serve our product development group in Lenexa, Kansas; Kansas City, Missouri; Riccarton, Scotland; Bathgate, Scotland; Glasgow, Scotland; Livingston, Scotland; Freiburg, Germany; and Pretoria, South Africa. We also own a facility in Gotenba City, Japan, which is subject to a mortgage, that serves our product development and commercial services groups. All of our other offices are leased. We believe that our facilities are adequate for our operations and that suitable additional space will be available when needed.

Legal Proceedings

      On January 26, 2001, a purported class action lawsuit was filed in the State Court of Richmond County, Georgia, naming Novartis Pharmaceuticals Corp., Pharmed Inc., Debra Brown, Bruce I. Diamond and Quintiles Laboratories Limited, one of our subsidiaries, on behalf of 185 Alzheimer’s patients who participated in drug studies involving an experimental drug manufactured by defendant Novartis and their surviving spouses. The complaint alleges claims for breach of fiduciary duty, civil conspiracy, unjust enrichment, misrepresentation, Georgia RICO violations, infliction of emotional distress, battery, negligence and loss of consortium as to class member spouses. The complaint seeks unspecified damages, plus costs and expenses, including attorneys’ fees and experts’ fees. On September 27, 2003, the parties entered into a settlement memorandum following a mediated settlement conference. The parties are in the process of preparing final settlement documents, which would memorialize payments by several defendants to individual study participants or their representatives. We believe that our contribution will be covered by insurance or, in the alternative, will not represent a material amount to us.

      On January 22, 2002, Federal and Chubb Custom Insurance Company, or Chubb, filed suit against us, Quintiles Pacific, Inc. and Quintiles Laboratories Limited, two of our subsidiaries, in the United States District Court for the Northern District of Georgia. In the suit, Chubb, our primary commercial general liability carrier for coverage years 2000-2001 and 2001-2002, and Federal, our excess liability carrier for coverage years 2000-2001 and 2001-2002, seek to rescind the policies issued to us based on an alleged misrepresentation by us on our policy application. Alternatively, Chubb and Federal seek a declaratory judgment that there is no coverage under the policies for some or all of the claims asserted against us and our subsidiaries in the class action lawsuit filed on January 26, 2001 and described above and, if one or more of such claims is determined to be covered, Chubb and Federal request an allocation of the defense costs between the claims they contend are covered and non-covered claims. We have filed an answer with counterclaims against Federal and Chubb in response to their complaint. Additionally, we have amended our pleadings to add AON Risk Services as a counterclaim defendant, as an alternative to our position that Federal and Chubb are liable under the policies. In order to preserve our rights, on March 27, 2003, we also filed a separate action against AON Risk Services in the United States District Court for the Middle District of North Carolina. We believe the allegations made by Federal and Chubb are without merit and are defending this case vigorously.

      In October 2002, seven purported class action lawsuits were filed in Superior Court, Durham County, North Carolina by certain of our shareholders seeking to enjoin the consummation of the initial transaction proposed by Pharma Services (a company among whom the controllers is Dennis Gillings) to acquire all of our outstanding shares for $11.25 per share in cash. All of the lawsuits were subsequently transferred to the North Carolina Business Court. The lawsuits named as defendants Dr. Gillings, other members of our board of directors, us and, in some cases Pharma Services. The complaints alleged, among other things, a breach of fiduciary duties by the directors with respect to the proposal. The complaints sought to enjoin the transaction proposed by Pharma Services, and the plaintiffs sought to recover damages. On November 11, 2002, a special committee of our board of directors announced its rejection of the proposal by Pharma Services and its intention to investigate strategic alternatives available to us for purposes of enhancing shareholder value, including the possibility of a sale and alternatives that would keep us independent and publicly owned. On January 6, 2003, the North Carolina Business Court entered a Case Management Order consolidating all seven lawsuits for all purposes and staying the lawsuits until March 29, 2003 or until we provided notice of a change-of-control transaction.

      On March 28, 2003, the Court entered an Order Maintaining the Status Quo, which continued its prior Case Management Order in all respects until the earlier of a date selected by the Court or until we provide the notice contemplated by the Case Management Order. On April 10, 2003, our board of directors approved a merger agreement with Pharma Services which provided for payment to our shareholders of $14.50 per share in cash. On June 25, 2003, counsel for the parties signed a Memorandum of Understanding, in which they agreed upon the terms of a settlement of the litigation, which would include the dismissal with prejudice of all claims against all defendants including us and our board of directors. On August 28, 2003, lead counsel for the plaintiffs and counsel for the defendants executed a formal Stipulation and Agreement of Compromise, Settlement and Release, referred to as the Stipulation of Settlement. On August 29, 2003, the Court entered an Order for Notice and Hearing on Settlement of Class Action, or the Order for Notice, and a Notice of Pendency of Class Action, Preliminary and Proposed Class Action Certification, Proposed Settlement of Class Action, Settlement Hearing and Right to Appear, or the Class Notice. The Class Notice set a hearing date of October 10, 2003, the Settlement Hearing, to determine whether the Court should approve the settlement as fair, adequate and in the best interest of the settlement class, end the action, and to consider other matters including a request by plaintiffs’ counsel for attorneys’ fees and reimbursement of costs, in an amount not to exceed a total of $450,000. In accordance with the terms of the Order of Notice, we mailed the Class Notice to the record holders of our common stock and options, as of the record date of August 19, 2003. A special meeting of the shareholders was held September 25, 2003, at which time the shareholders approved the proposed transaction and the merger was consummated. On October 10, 2003, the Court certified a class for purposes of the settlement, approved the settlement as fair and reasonable and entered an Order and Final Judgment dismissing the lawsuit with prejudice. The Court also awarded plaintiff’s counsel $450,000 in attorneys’ fees and costs, which have been paid pursuant to the terms of the settlement. No other payments are required from us or any other party under the terms of the settlement and the Court’s Order.

      On June 13, 2003, ENVOY and Federal filed suit against us, in the United States District Court for the Middle District of Tennessee. One or both plaintiffs in this case have alleged claims for breach of contract, contractual subrogation, equitable subrogation, and equitable contribution. Plaintiffs reached settlement in principle, in the amount of $11 million, of the case pending in the same court captioned In Re Envoy Corporation Securities Litigation, Case No. 3-98-0760. Plaintiffs claim that we are responsible for payment of the settlement amount and associated fees and costs in the Envoy securities litigation based on merger and settlement agreements between WebMD, ENVOY and us. We have filed a motion to dismiss the suit, and the plaintiffs have filed motions for summary judgment. These motions are pending before the court. All parties have agreed to a stay of discovery. We believe that the allegations made by ENVOY and Federal are without merit and intend to defend the case vigorously.

      We are also party to other legal proceedings incidental to our business. While we currently believe that the ultimate outcome of these proceedings, individually and in the aggregate, will not have a material adverse effect on our consolidated financial statements, litigation is subject to inherent uncertainties. Were an unfavorable ruling to occur, there exists the possibility of a material adverse impact on the results of operations for the period in which the ruling occurs.

MANAGEMENT

Directors and Executive Officers of the Registrant

      Set forth below is certain information with respect to each of our executive officers and directors. There are no family relationships between any of our directors or executive officers. Each of our directors holds office until their respective successors are elected and qualified or until their earlier resignation or removal. Each of our directors also serves as a director of Pharma Services and Intermediate Holding.

			First Year
			Elected
Name	Position With Company	Age	Director

Dennis B. Gillings, Ph.D.	Executive Chairman, Chief Executive Officer and Director	59	1982
James L. Bierman	Executive Vice President, Chief Financial Officer and Director	51	2003
John S. Russell	Executive Vice President, General Counsel and Chief Administrative Officer	49	N/A
Ronald J. Wooten	Executive Vice President, Corporate Development	44	N/A
Oppel Greeff	President of Global Product Development	55	N/A
Richard M. Cashin, Jr.	Director	50	2003
Clateo Castellini(3)	Director	69	2004
Jonathan J. Coslet(1)(2)	Director	39	2003
Jack M. Greenberg(1)	Director	61	2004
Robert A. Ingram(2)(3)	Director	61	2004
S. Iswaran(2)	Director	41	2003
Jacques Nasser(2)	Director	57	2003
James S. Rubin(1)(3)	Director	36	2003

(1)	Member of Audit Committee

(2)	Member of Compensation and Nominations Committee

(3)	Member of Quality/ Regulatory Committee

      Dennis B. Gillings, Ph.D. has served as our Executive Chairman and Chief Executive Officer, as well as a Director since the Pharma Services transaction. Dr Gillings began providing statistical consulting and data management services to pharmaceutical customers in 1974 during his tenure as professor of biostatistics at the University of North Carolina at Chapel Hill. Quintiles arose from these consulting services and was founded by Dr. Gillings in 1982. Dr. Gillings also has served as the Chairman of Quintiles’ board of directors since our inception and served as our Chief Executive Officer from our inception until April 2001. Dr. Gillings currently oversees our corporate strategic planning, as chair of the strategy committee, and is active in our continued international expansion, particularly in Japan and the Asia-Pacific region. Dr. Gillings serves on several other boards and councils, including ICAgen, Inc.; the UNC School of Public Health Dean’s Advisory Council; the Graduate Education Advancement board of UNC; the North Carolina Institute of Medicine; and the UNC Health Care Systems. He formerly served as the founding Chairman of the Association of Clinical Research Organizations, a Washington-based trade group formed in 2002. Dr. Gillings received a diploma in Mathematical Statistics from Cambridge University in 1967 and a Ph.D. in Mathematics from the University of Exeter, England, in 1972. He served for more than 15 years as a professor at the University of North Carolina at Chapel Hill and received the Honorary Degree of Doctor of Science from the University in May 2001.

      James L. Bierman has served as a Director and our Executive Vice President and Chief Financial Officer since the Pharma Services transaction. In January 2004, Mr. Bierman announced his intention to retire from this position. To help ensure a smooth transition of his responsibilities, Mr. Bierman has agreed, pursuant to an amended employment agreement, to remain in his position until June 30, 2004, if necessary. Prior to the Pharma Services transaction, Mr. Bierman had served as our Chief Financial Officer since February 2000. Mr. Bierman joined us in June 1998 as Senior Vice President of Corporate Development and had global responsibility for all mergers, acquisitions, strategic investments, and joint ventures. Prior to joining us, Mr. Bierman spent 22 years with Arthur Andersen, LLP, working with a diversified base of companies solving complex business problems, whether operational, financial, or accounting-related in nature. He is a member of both the North Carolina Association of Certified Public Accountants and the Pennsylvania Institute of Certified Public Accountants. Mr. Bierman received his Bachelor of Arts in Economics/ History from Dickinson College and received his MBA from Cornell University’s Johnson Graduate School of Management.

      John S. Russell has served as our Executive Vice President, General Counsel and Chief Administrative Officer since the Pharma Services transaction. Prior to the Pharma Services transaction, Mr. Russell had served as our General Counsel since 1998. Mr. Russell’s duties include acting as General Counsel, Board Secretary and manager of global Quality Assurance and Regulatory Matters as well as Government Relations. Previously, he also served as our Head of Global Human Resources. Prior to joining us in 1998, Mr. Russell practiced law for 12 years in the Research Triangle Park area of North Carolina, concentrating in the creation and acquisition of high technology and life sciences companies, and worked for four years at Houghton Mifflin Company in New York. He has served as a director of public and private companies and as Board Secretary of the Association of Clinical Research Organizations. Mr. Russell holds degrees from the University of North Carolina at Chapel Hill (B.A., 1977), Columbia University (M.A., 1978), and Harvard Law School (J.D., 1985).

      Ronald J. Wooten has served as our Executive Vice President, Corporate Development since June 2003. Mr. Wooten joined us in July 2000 as Senior Vice President, Finance to manage the formation of the PharmaBio Development Group and to contribute to the execution of our merger and acquisition and corporate finance strategies. Mr. Wooten’s previous experience includes nine years with First Union Securities, now Wachovia Securities, Inc., where Mr. Wooten most recently served as a Managing Director in Investment Banking. His capital markets and corporate finance experience includes mergers and acquisitions, public and private equity finance and fixed income advisory. Mr. Wooten earned his Bachelors degree in Chemistry from the University of North Carolina at Chapel Hill and a Masters degree in Finance from Boston University.

      Oppel Greeff, M.D. has served as our President of Global Product Development since 2002. Prior to his current position, Dr. Greeff worked in various capacities within our Africa-India region. Before joining us, Dr. Greeff founded or co-founded several corporations, including PharmaNet, Inc., a retail pharmacy franchise. Dr. Greeff received an M.D. in Psychiatry at the University of Natal. Dr. Greeff also received his MpharmMed and MBChB degrees from the University of Pretoria.

      Richard M. Cashin, Jr. has served as a Director since the Pharma Services transaction. Mr. Cashin is the Managing Partner of One Equity, the private equity arm of Bank One Corporation. One Equity manages $3.5 billion of investments and commitments. Prior to joining One Equity, Mr. Cashin was at Citicorp Venture Capital from 1980 to 2000 (President 1994 — 2000), where he led investments in approximately 100 companies. Mr. Cashin serves on the board of directors of Titan International, Inc., Delco Remy International Inc. and Fairchild Semiconductor International Inc. Mr. Cashin received his MBA from Harvard Business School.

      Clateo Castellini has served as a Director since January 2004. Mr. Castellini served as the Chairman, President & CEO of Becton, Dickinson and Company from 1994 until 1999 and also served as the Chairman of its board of directors from 1999 until 2003 and continues to serve as Director Emeritus. Prior to joining Becton Dickinson and Company, Mr. Castellini served in various management positions at Dow-Lepetit Pharmaceuticals, a subsidiary of the Dow Chemical Company. Mr. Castellini has also served as a director for Bestfoods, Inc., a leading manufacturer of food products in the United States and Canada, from 1997 until 1999 and currently serves on the board of directors of A-Bio Pharma Pte. Ltd, a biologics contract manufacturer located in Singapore and EDB and A-Bio, two other companies located in Singapore. Mr. Castellini received a degree from Bocconi University in Milano, Italy and an MBA from Harvard Business School.

      Jonathan J. Coslet has served as a Director since the Pharma Services transaction. Mr. Coslet is a Senior Partner of Texas Pacific Group, responsible for the firm’s generalist and healthcare investment activities.

Mr. Coslet is also a member of the firm’s Investment Committee and Management Committee. Prior to joining Texas Pacific Group in 1993, Mr. Coslet was in the Investment Banking department of Donaldson, Lufkin & Jenrette, specializing in leveraged acquisitions and high yield finance from 1991 to 1993. From 1987 to 1989, Mr. Coslet worked at Drexel Burnham Lambert. Mr. Coslet serves on the boards of directors of Oxford Health Plans, Inc., Petco Animal Supplies, Inc., Endurance Specialty Holdings Ltd., and J.Crew Group, Inc. Mr. Coslet received his MBA from Harvard Graduate School of Business Administration in 1991, where he was a Baker Scholar and a Loeb Fellow. Mr. Coslet received his Bachelor of Science in Economics (Finance) from the University of Pennsylvania Wharton School, where he was Valedictorian, summa cum laude, a Gordon Fellow, and a Steur Fellow.

      Jack M. Greenberg has served as a Director since January 2004. At the end of 2002, Mr. Greenberg retired as Chairman and Chief Executive Officer of McDonald’s Corporation. Mr. Greenberg has served as McDonald’s Chairman since May 1999 and its Chief Executive Officer since August 1998. Mr. Greenberg served as McDonald’s President from August 1998 to May 1999, and as its Vice-Chairman from December 1991 to 1998. Mr. Greenberg also served as Chairman (from October 1996) and Chief Executive Officer (from July 1997) of McDonald’s USA, a division of McDonald’s Corporation until August 1998. Mr. Greenberg is a member of the American Institute of Certified Public Accountants, the Illinois CPA Society and the Chicago Bar Association. Mr. Greenberg is a director of The Allstate Corporation, Abbott Laboratories, First Data Corporation, Hasbro, Inc. and Manpower, Inc. Mr. Greenberg is also a member of the board of trustees of Ronald McDonald House Charities, DePaul University, where he previously served as Chairman, the Field Museum, the Chicago Symphony Orchestra and the Institute of International Education. Mr. Greenberg is a graduate of DePaul University’s School of Commerce and School of Law.

      Robert A. Ingram has served as a Director since February 2004. Mr. Ingram has been the Vice Chairman of Pharmaceuticals of GlaxoSmithKline plc since January of 2003. Mr. Ingram was the Chief Operating Officer and President, Pharmaceutical Operations of GlaxoSmithKline plc from January 2001 to January 2003. Mr. Ingram was Chief Executive of Glaxo Wellcome plc from October 1997 to December 2000 and Chairman of Glaxo Wellcome Inc., Glaxo Wellcome plc’s U.S. subsidiary, from January 1999 to December 2000. Mr. Ingram was Chairman, President and Chief Executive Officer of Glaxo Wellcome plc from October 1997 to January 1999. Mr. Ingram serves on the board of directors of Edwards Life Sciences, Lowe’s Companies, Inc., Misys plc, Molson Inc., Nortel Networks, OSI Pharmaceuticals, Valent Pharmaceuticals International and Wachovia Corporation. Mr. Ingram received his Bachelor of Science in Business Administration from Eastern Illinois University.

      S. Iswaran has served as a Director since November 2003. Mr. Iswaran is the Managing Director at Temasek Holdings (Pte) Ltd. Mr. Iswaran was previously Director (Strategic Development) at Singapore Technologies Pte Ltd. Prior to that, Mr. Iswaran was Director for Trade in the Ministry of Trade & Industry. Mr. Iswaran is a Member of Parliament of the West Coast GRC of Singapore. Mr. Iswaran serves on the board of directors of Sunningdale Precision Industries Ltd, SembCorp Industries Ltd, Hyflux Ltd and SciGen Ltd. Mr. Iswaran graduated with a Bachelor of Economics (First Class Honours) from the University of Adelaide, Australia, in 1986 and a Master of Public Administration from Harvard University in 1995.

      Jacques Nasser has served as a Director since September 2003. Mr. Nasser is a Senior Partner with One Equity and also serves as the Non-Executive Chairman of Polaroid Corporation, the instant-imaging company based in Waltham, Mass., which was acquired by an affiliate of One Equity in July 2002 following Polaroid’s voluntary bankruptcy filing in 2001. Mr. Nasser also serves on the International Advisory board of Allianz AG and on the board of directors of News Corporation’s British Sky Broadcasting Group. Prior to joining One Equity, Mr. Nasser served as the President Chief Executive Officer of Ford Motor Company, Inc. from January 1999 until October 2001 and served as a member of Ford’s board of directors from 1998 until 2001. Mr. Nasser’s 33-year career with Ford covered a variety of positions and assignments including senior leadership responsibilities in Europe, Australia, Asia and South America. Mr. Nasser also oversaw the growth and acquisition of Jaguar, Aston Martin, Volvo, Land Rover and Hertz. Mr. Nasser holds an honorary Doctorate and a Business degree from the Royal Melbourne Institute of Technology.

      James S. Rubin has served as Director since September 2003. Mr. Rubin is a Partner with One Equity. Prior to joining One Equity, Mr. Rubin was a Vice President with Allen & Company, Incorporated, a

New York investment bank specializing in media and entertainment transactions and advisory work. From 1996 to 1998, he held a number of senior positions with the Federal Communications Commission under Chairman Reed Hundt, including Executive Director of the Education Technology Task Force and General Counsel to the Chief of the Wireless Bureau. Mr. Rubin received his Bachelor of Arts in History from Harvard University and received his Juris Doctor from Yale Law School.

Nomination of Directors

      Pharma Services entered into a stockholders agreement in connection with the Pharma Services transaction that requires each stockholder who is party to that agreement to vote his/her/its respective shares of common stock of Pharma Services in favor of ten nominees to the board of directors of Pharma Services. The stockholders agreement also provides that the constituents on our board of directors and the committees thereof are the same as Pharma Services. Each stockholder has agreed to vote all shares for the following directors: (i) one individual to be designated by Dr. Gillings, who is currently Dr. Gillings; (ii) three individuals to be designated by One Equity, whom are currently Messrs. Cashin, Nasser and Rubin; (iii) one member of management who shall be the chief financial officer until a chief executive officer (other than Dr. Gillings) or a new chief operating officer is hired, who is currently Mr. Bierman; (iv) two individuals who are not affiliates or associates of any stockholder or employee of Pharma Services or any of its subsidiaries that are initially mutually designated by One Equity, Dr. Gillings, Temasek and TPG and thereafter by the Compensation and Nominations Committee of the board of directors, whom are currently Messrs. Greenberg and Ingram; (v) two individuals to be designated by Temasek, whom are currently Messrs. S. Iswaran and Castellini; and (vi) one individual to be designated by TPG, who is currently Mr. Coslet. In addition, the Pharma Services Plan requires each holder of shares of Pharma Services common stock issued under the Pharma Services Plan to vote in the election of directors as directed by the Pharma Services board of directors, which shall be consistent with the provisions of the stockholders agreement. The rollover agreements entered by certain of our executive officers (among others) in connection with the Pharma Services transaction include similar provisions.

      Our board has determined that Mr. Greenberg is an independent director who qualifies as an audit committee financial expert, as that term is defined in Item 401(h) of Regulation S-K. The board also has determined that Messrs. Rubin and Coslet, who serve with Mr. Greenberg on the Audit Committee, also qualify as audit committee financial experts. As to Messrs. Rubin and Coslet, who serve as board representatives for One Equity and TPG, respectively, the board made no determination of their independence and without that determination, they should not be assumed to be independent.

Executive Compensation

      The following table shows the annual and long-term compensation paid to or accrued by us for the two individuals serving as Chief Executive Officer and the next four most highly compensated executive officers during the year ended December 31, 2003 (collectively, the “named executive officers”) for services rendered to us during the fiscal years indicated.

Summary Compensation Table

		Annual Compensation						Long Term Compensation

										Number of Shares of
										Common Stock
										Underlying Options
								Restricted
Name and						Other Annual		Stock				Pharma	All Other
Principal Position	Year	Salary		Bonus		Compensation		Awards		Quintiles(3)		Services	Compensation

Dennis B. Gillings(1)	2003	$706,061		$0		$—	(2)	—		242,692	(4)	—	$1,705,704	(5)
Executive Chairman And	2002	600,000	(6)	80,067			(2)			339,733	(7)		847,422	(8)
Chief Executive Officer	2001	600,000	(9)	31,875	(10)		(2)			372,323	(11)		724,318	(12)
James L. Bierman	2003	$371,000		$92,750		$—	(2)	—		97,076		—	$595,235	(13)
Executive Vice President,	2002	365,750		65,956			(2)			144,387			5,782	(14)
Chief Financial Officer	2001	368,749		12,031			(2)			106,470			9,332	(15)
John S. Russell	2003	$316,227	(16)	$709,000		$—	(2)	$0	(17)	97,076		225,000	$590,587	(18)
Executive Vice President,	2002	283,250	(19)	24,694			(2)			142,743			9,663	(20)
General Counsel, and	2001	271,248	(21)	9,453	(22)		(2)			95,800	(23)		9,332	(24)
Chief Administrative Officer
Ronald J. Wooten(25)	2003	$295,833	(26)	$825,000		$—	(2)	$0	(27)	54,363		225,000	$252,288	(28)
Executive Vice President, Corporate Development
Oppel Greeff(29)	2003	$333,864	(30)	$690,000		$50,914	(31)	$0	(32)	97,076		225,000	$389,053	(33)
President of Global Product Development
Pamela J. Kirby(34)	2003	$471,224		$144,375	(35)	$—	(2)	—		169,884		—	$7,408,285	(36)
Former Chief Executive	2002	570,625		63,463	(37)		(2)			237,813			1,413	(38)
Officer	2001	412,047		24,063	(39)		(2)			1,127,703	(40)		1,342	(41)

(1)	Dr. Gillings became our Executive Chairman and Chief Executive Officer effective September 25, 2003.

(2)	Perquisites and other personal benefits received did not exceed the lesser of $50,000 or 10% of salary and bonus compensation for the named executive officer.

(3)	In connection with the Pharma Services transaction, all options to purchase shares of our common stock, or the Quintiles options, became fully vested and exercisable. Messrs. Russell and Wooten and Dr. Greeff were each given the opportunity to roll over the “in-the-money value” of their Quintiles options for a combination of shares of common stock and Series A Preferred Stock of Pharma Services, referred to as the Pharma Services Units. The “in-the-money value” of such options means the excess of $14.50 over the exercise price of the option to purchase shares of our common stock, multiplied by the number of shares subject to each such option, less any applicable withholding taxes. Messrs. Russell and Wooten and Dr. Greeff elected to roll over $300,000, $232,028 and $361,569, respectively, of the “in-the-money value” of their Quintiles options to acquire Pharma Services Units. See “Management Agreements” below. Apart from the rollover arrangements described above, in connection with the Pharma Services transaction, Dr. Gillings rolled over $1,456,768 of the value of his Quintiles options (other than those options issued to Dr. Gillings for the use of his plane) to acquire Pharma Services Units. Quintiles options held by named executive officers prior to the Pharma Services transaction and not rolled over for Pharma Services Units, including those held by Dr. Kirby and Mr. Bierman, were canceled in exchange for a cash payment equal to the “in-the-money value” of such options. The value of the Quintiles options rolled over in the Pharma Services transaction is reflected in the “All Other Compensation” column. See “— Aggregated Option Exercises in Last Fiscal Year and Fiscal Year End Option Values” and “Certain Relationships and Related Transactions” for additional details regarding Quintiles options held by the named executive officers that were canceled in the Pharma Services transaction.

(4)	In 2003, Dr. Gillings used his own airplane to provide extensive business-related travel services for himself and other of our employees. To reimburse Dr. Gillings for the use of his plane prior to the Pharma Services transaction, we made cash payments of $2,328,724, which is in addition to the amounts shown in the table. In addition, on March 17, 2003, we granted Dr. Gillings Quintiles options with an aggregate Black-Scholes value of approximately $350,000. These options to purchase 49,869 shares at an exercise price of $12.27 per share are not included in the table because they were not treated as long-term compensation. To reimburse Dr. Gillings for the use of his plane after the Pharma Services transaction, we made a cash payment of $1,096,455, which is in addition the amounts shown in the table. See “Certain Relationships and Related Transactions” for additional information regarding these arrangements.

(5)	Includes $5,625 of matching contributions under the 401(k) Plan, $105 of estimated forfeitures allocated under the profit sharing portion of the 401(k) Plan, $240,884 for the present value of the benefit to Dr. Gillings of the premiums we paid in prior years under a split-dollar life insurance arrangement (we paid no premiums in 2003) (see “Certain Relationships and Related Transactions” for additional information), $2,322 of other life insurance premiums we paid, and $1,456,768 related to the cancellation of options (other than those options issued to Dr. Gillings for the use of his plane) in connection with the Pharma Services transaction, all of which Dr. Gillings used to acquire Pharma Services Units.

(6)	Includes $540,000 deferred during 2002 pursuant to our Elective Deferred Compensation Plan.

(7)	In 2002, Dr. Gillings used his own plane to provide extensive business-related travel services for himself and other of our employees. To reimburse Dr. Gillings for these services, the Human Resources and Compensation Committee of our former board of directors authorized cash payments up to approximately $1.4 million, which is in addition to the amounts shown in this table. We also granted Quintiles options to Dr. Gillings with an aggregate Black-Scholes value of approximately $1.4 million in quarterly installments with an exercise price on March 31, 2002 of $17.75 per share; on June 15, 2002 of $13.09 per share; on September 16, 2002 of $9.76 per share; and on December 16, 2002 of $12.11 per share. These options to purchase 190,250 shares are not included in the table because they were not treated as long-term compensation.

(8)	Includes $1,688 of matching contributions under the 401(k) portion of the ESOP and 401(k) Plan, $158 for the estimated value of forfeitures allocated under the ESOP portion of the ESOP and 401(k) Plan, $843,255 for the present value of the benefit to Dr. Gillings of the premiums we paid under a split-dollar life insurance arrangement, and $2,321 of other life insurance premiums we paid.

(9)	Includes $540,000 deferred during 2001 pursuant to our Elective Deferred Compensation Plan.

(10)	Includes $31,875 relating to bonus payable for 2001 deferred during 2002 pursuant to our Elective Deferred Compensation Plan.

(11)	Includes 8,281 shares subject to options granted pursuant to the 2001 bonus. In 2001, Dr. Gillings used his own plane to provide extensive business-related travel services for himself and other of our employees. To reimburse Dr. Gillings for these services, the Human Resources and Compensation Committee authorized cash payments up to $1.4 million, which is in addition to the amounts shown in this table. We also granted Quintiles options to Dr. Gillings with an aggregate Black-Scholes value of $1.4 million in quarterly installments with an exercise price on March 31, 2001 of $18.875 per share; on June 30, 2001 of $25.25 per share; on September 30, 2001 of $14.60 per share; and on December 31, 2001 of $16.05 per share. These options are included in the table as long-term compensation.

(12)	Includes $2,700 of matching contributions under the 401(k) portion of the ESOP and 401(k) Plan, $869 for the estimated value of forfeitures allocated under, as well as $1,228 in interest under, the ESOP portion of the ESOP and 401(k) Plan, $717,199 for the present value of the benefit to Dr. Gillings of the premiums we paid under a split-dollar life insurance arrangement, and $2,322 in other life insurance premiums we paid.

(13)	Includes $8,533 of matching contributions under the 401(k) Plan, $105 for the estimated forfeitures allocated under the profit sharing portion of the 401(k) Plan, $1,242 in life insurance premiums, $580,632 related to the cancellation of Quintiles options in connection with the Pharma Services transaction, and $4,723 in disqualifying dispositions under the Employee Stock Purchase Plan as a result of the Pharma Services transaction.

(14)	Includes $3,938 in matching contributions under the 401(k) portion of the ESOP and 401(k) Plan, $602 for the estimated value of forfeitures allocated under the ESOP portion of the ESOP and 401(k) Plan, and $1,242 in life insurance premiums.

(15)	Includes $7,650 in matching contributions under the 401(k) portion of the ESOP and 401(k) Plan, $869 for the estimated value of forfeitures allocated under, as well as $3 in interest under, the ESOP portion of the ESOP and 401(k) Plan, and $810 in life insurance premiums.

(16)	Includes $15,215 deferred during 2003 pursuant to our Elective Deferred Compensation Plan.

(17)	Pharma Services granted Mr. Russell the right to purchase 450,000 shares of its restricted common stock, at a purchase price of $0.2438, or fair market value, per share. $0 represents the dollar value at the date of the grant, less the amounts paid by Mr. Russell for the award. The aggregate fair market value of the shares at the time of grant and at the end of fiscal year 2003 was $109,710, or the equivalent of the aggregate purchase price paid by Mr. Russell for the restricted shares.

(18)	Includes $9,000 in matching contributions under the 401(k) Plan, $105 for the estimated forfeitures allocated under the profit sharing portion of the 401(k) Plan, $1,225 in life insurance premiums, $579,110 related to the cancellation of Quintiles options in connection with the Pharma Services transaction, $300,000 of which Mr. Russell used to acquire Pharma Services Units, and $1,147 in disqualifying dispositions under the Employee Stock Purchase Plan as a result of the Pharma Services transaction.

(19)	Includes $28,325 deferred during 2002 pursuant to our Elective Deferred Compensation Plan.

(20)	Includes $8,250 in matching contributions under the 401(k) portion of the ESOP and 401(k) Plan, $603 for the estimated value of forfeitures allocated under the ESOP portion of the ESOP and 401(k) Plan, and $810 in life insurance premiums.

(21)	Includes $27,125 deferred during 2001 pursuant to our Elective Deferred Compensation Plan.

(22)	Includes $945 relating to bonus payable for 2001 deferred during 2002 pursuant to our Elective Deferred Compensation Plan.

(23)	Includes 2,456 shares subject to Quintiles options granted pursuant to the 2001 bonus.

(24)	Includes $7,650 in matching contributions under the 401(k) portion of the ESOP and 401(k) Plan, $869 for the estimated value of forfeitures under, as well as $3 in interest under, the ESOP portion of the ESOP and 401(k) plan, and $810 in life insurance premiums.

(25)	Mr. Wooten became the Company’s Executive Vice President, Corporate Development in June 2003. We have not provided information about any compensation paid to Mr. Wooten for any periods in which he did not serve as an executive officer.

(26)	Includes $28,490 deferred during 2003 pursuant to our Elective Deferred Compensation Plan.

(27)	Pharma Services granted Mr. Wooten the right to purchase 450,000 shares of its restricted common stock, at a purchase price of $0.2438, or fair market value, per share. $0 presents the dollar value at the date of the grant, less the amounts paid by Mr. Wooten for the award. The aggregate fair market value of the shares at the time of grant and at the end of fiscal year 2003 was $109,710, or the equivalent of the aggregate purchase price paid by Mr. Wooten for the restricted shares.

(28)	Includes $9,000 in matching contributions under the 401(k) Plan, $105 for the estimated forfeitures allocated under the profit sharing portion of the 401(k) Plan, $850 in life insurance premiums, and $242,333 related to the cancellation of Quintiles options in connection with the Pharma Services transaction, $232,028 of which Mr. Wooten used to acquire Pharma Services Units.

(29)	Dr. Greeff became an executive officer in 2003. We have not provided information about any compensation paid to Dr. Greeff for any periods in which he did not serve as an executive officer.

(30)	Includes $44,291 deferred during 2003 pursuant to our Elective Deferred Compensation Plan.

(31)	Includes $40,000 for housing allowance, $10,164 for automobile allowance and $750 for tax preparation services.

(32)	Pharma Services granted Dr. Greeff the right to purchase 450,000 shares of its restricted common stock, at a purchase price of $0.2438, or fair market value, per share. $0 represents the dollar value at the date of the grant, less the amounts paid by Dr. Greeff for the award. The aggregate fair market value of the shares at the time of grant and at the end of fiscal year 2003 was $109,710, or the equivalent of the aggregate purchase price paid by Dr. Greeff for the restricted shares.

(33)	Includes $9,000 in matching contributions under the 401(k) Plan, $105 for estimated forfeitures allocated under the profit sharing portion of the 401(k) Plan, $2,322 in life insurance premiums, and $377,626 related to the cancellation of Quintiles options in connection with the Pharma Services transaction, $361,569 of which Dr. Greeff used to acquire Pharma Services Units.

(34)	Dr. Kirby resigned as Chief Executive Officer effective September 25, 2003.

(35)	Includes $142,282 relating to bonus deferred during 2003 pursuant to our Elective Deferred Compensation Plan.

(36)	Includes $983 in life insurance premiums, $756,822 related to the cancellation of Quintiles options in connection with the Pharma Services transaction, $4,150,480 in severance pay paid to Dr. Kirby in 2003 and $2,500,000 paid to Dr. Kirby on March 19, 2004 in satisfaction of all salary and bonus obligations under her employment agreement.

(37)	Includes $62,543 relating to bonus payable for 2002 deferred during 2003 pursuant to our Elective Deferred Compensation Plan.

(38)	Includes $603 for the estimated value of forfeitures allocated under the ESOP portion of the ESOP and 401(k) Plan and $810 in life insurance premiums.

(39)	Includes $24,063 relating to bonus payable for 2001 deferred during 2002 pursuant to our Elective Deferred Compensation Plan.

(40)	Includes 3,126 shares subject to Quintiles options granted pursuant to the 2001 bonus.

(41)	Includes $869 for the estimated value of forfeitures allocated under the ESOP portion of the ESOP and 401(k) plan, and $473 in life insurance premiums.

Option Grants In Last Fiscal Year

Quintiles Transnational Corp.

      The following table reflects the Quintiles options granted during the past fiscal year to the named executive officers pursuant to our 2002 Stock Option Plan, Equity Compensation Plan and Nonqualified Stock Option Plan. No stock appreciation rights were granted to the named executive officers during 2003. Immediately prior to the effective time of the Pharma Services transaction, we took all actions necessary so that each outstanding option granted under any of our option plans became fully vested and exercisable immediately prior to the effective time of the Pharma Services transaction. We also canceled any option to purchase shares of our common stock (other than options held by Pharma Services or its subsidiaries) that was not exercised prior to completion of the Pharma Services transaction in exchange for the right to receive cash in an amount equal to the “in-the-money value” of the options. Following the Pharma Services transaction, each of these plans was terminated.

	Individual Grants					Potential
						Realizable Value
			Percent of			at Assumed
			Total			Annual Rates of
	Number of		Options			Stock Price
	Securities		Granted to	Exercise		Appreciation for
	Underlying		Employees in	or Base		Option Term(1)
	Options		Fiscal	Price Per	Expiration
Name	Granted		Year(2)	Share($)	Date(3)	5%($)	10%($)

Dennis B. Gillings	89,052	(4)	1.8%	12.27	03/17/2013	N/A	N/A
	49,869	(4)	1.0%	12.27	03/17/2013	N/A	N/A
	79,011	(5)	1.6%	14.23	06/16/2013	N/A	N/A
	74,629	(6)	1.5%	14.42	09/15/2013	N/A	N/A
James L. Bierman	35,621	(4)	0.7%	12.27	03/17/2013	N/A	N/A
	31,604	(5)	0.6%	14.23	06/16/2013	N/A	N/A
	29,851	(6)	0.6%	14.42	09/15/2013	N/A	N/A
John S. Russell	35,621	(4)	0.7%	12.27	03/17/2013	N/A	N/A
	31,604	(5)	0.6%	14.23	06/16/2013	N/A	N/A
	29,851	(6)	0.6%	14.42	09/15/2013	N/A	N/A
Ronald J. Wooten	19,948	(4)	0.4%	12.27	03/17/2013	N/A	N/A
	17,698	(5)	0.4%	14.23	06/16/2013	N/A	N/A
	16,717	(6)	0.3%	14.42	09/15/2013	N/A	N/A
Oppel Greeff	35,621	(4)	0.7%	12.27	03/17/2013	N/A	N/A
	31,604	(5)	0.6%	14.23	06/16/2013	N/A	N/A
	29,851	(6)	0.6%	14.42	09/15/2013	N/A	N/A
Pamela J. Kirby	62,336	(4)	1.3%	12.27	03/17/2013	N/A	N/A
	55,308	(5)	1.1%	14.23	06/16/2013	N/A	N/A
	52,240	(6)	1.1%	14.42	09/15/2013	N/A	N/A

(1)	All outstanding options were canceled September 25, 2003 in connection with the Pharma Services transaction so there is no potential realizable gain.

(2)	Options to purchase an aggregate of 4,898,293 shares were granted to employees during 2003 prior to the Pharma Services transaction.

(3)	All outstanding options were canceled on September 25, 2003, irrespective of their expiration date.

(4)	Nonqualified stock options granted March 17, 2003.

(5)	Nonqualified stock options granted June 16, 2003.

(6)	Nonqualified stock options granted September 15, 2003.

Option Grants In Last Fiscal Year

Pharma Services Holding, Inc.

      The following table reflects the options to purchase shares of common stock of Pharma Services granted during the past fiscal year to the named executive officers pursuant to the Pharma Services Plan. No stock appreciation rights were granted to the named executive officers during 2003. Each option will terminate upon the tenth anniversary of the date of grant. However, except as provided in a grant certificate, upon the grantee’s termination of employment with Pharma Services and its subsidiaries for any reason, (1) options that are not then vested and exercisable shall immediately terminate, and (2) options that are vested and exercisable shall generally remain exercisable until, and terminate upon, the 91st day following such termination of employment (or the 366th day following such termination where such termination is by reason of death, or a disability, retirement or redundancy that is approved by the Compensation and Nominations Committee); provided, however, that if such termination is for cause, as defined in the Pharma Services Plan, or following such termination the grantee violates a restrictive covenant, as defined in the Pharma Services Plan, all options will terminate immediately.

	Individual Grants
					Potential Realizable
		Percent of			Value at Assumed
		Total			Annual Rates of
	Number of	Options			Stock Price
	Securities	Granted to	Exercise		Appreciation for
	Underlying	Employees in	or Base		Option Term(1)
	Options	Fiscal	Price Per	Expiration
Name	Granted	Year(2)	Share($)	Date	5%($)	10%($)

Dennis B. Gillings	0	N/A	N/A	N/A	N/A	N/A
James L. Bierman	0	N/A	N/A	N/A	N/A	N/A
John S. Russell	225,000 (3)	6.7%	14.50	11/14/2013	0	0
Ronald J. Wooten	225,000 (4)	6.7%	14.50	11/05/2013	0	0
Oppel Greeff	225,000 (5)	6.7%	14.50	12/06/2013	0	0
Pamela J. Kirby	0	N/A	N/A	N/A	N/A	N/A

(1)	Potential realizable value of each grant is calculated assuming that market price of the underlying security appreciates at annualized rates of 5% and 10%, respectively, over the respective term of the grant. The assumed annual rates of appreciation of 5% and 10% would result in the price of the Pharma Services common stock, which was $0.2438 on December 31, 2003, increasing to $0.40 and $0.63 per share, respectively, for the options expiring November 5, 2013, November 14, 2013 and December 6, 2013. Because the exercise price per share of $14.50 is significantly greater than these appreciated prices, at stock price appreciation rates of both 5% and 10%, the options will have potential realizable values of zero.

(2)	Options to purchase an aggregate of 3,350,000 shares of Pharma Services common stock were granted to employees during 2003.

(3)	Nonqualified options granted November 14, 2003. Shares subject to the options granted vest over the next five years, with 20% of such shares vesting on September 25 of each year beginning September 25, 2004.

(4)	Nonqualified options granted November 5, 2003. Shares subject to the options granted vest over the next five years, with 20% of such shares vesting on September 25 of each year beginning September 25, 2004.

(5)	Nonqualified options granted December 6, 2003. Shares subject to the options granted vest over the next five years, with 20% of such shares vesting on September 25 of each year beginning September 25, 2004.

Aggregated Option Exercises In Last Fiscal Year

and Fiscal Year End Option Values
Quintiles Transnational Corp.

      None of the named executive officers exercised Quintiles options in 2003. All Quintiles options were canceled on September 25, 2003 in connection with the Pharma Services transaction. Thus, there were no unexercised Quintiles options at fiscal year end. The following table provides information about the cancellation of the named executive officers’ Quintiles options, including the amounts they rolled over, if any, to acquire Pharma Services Units.

	Shares Underlying		Amount Used To
	Canceled Quintiles	Value	Purchase Pharma
Name	Options (#)	Realized($)	Services Units($)

Dennis B. Gillings	1,249,076	2,221,568	2,221,568
James L. Bierman	368,635	580,632	N/A
John S. Russell	366,022	579,110	300,000
Ronald J. Wooten	118,291	242,333	232,028
Oppel Greeff	211,966	377,626	361,569
Pamela J. Kirby	366,534	756,822	N/A

Aggregated Option Exercises In Last Fiscal Year

and Fiscal Year End Option Values
Pharma Services Holding, Inc.

      As indicated by the following table, no options to purchase shares of Pharma Services common stock were exercised by the named executive officers during 2003. Further, none of such options were in-the-money on December 31, 2003.

Number of Securities
	Shares		Underlying Unexercised		Value of Unexercised In-the Money
	Acquired		Options at FY-End		Options at FY-End(1)
	On	Value
Name	Exercise(#)	Realized($)	Exercisable	Unexercisable	Exercisable($)	Unexercisable($)

Dennis B. Gillings	—	—	—	—	—	—
James L. Bierman	—	—	—	—	—	—
John S. Russell	—	—	—	225,000	0	0
Ronald J. Wooten	—	—	—	225,000	0	0
Oppel Greeff	—	—	—	225,000	0	0
Pamela J. Kirby	—	—	—	—	—	—

(1)	The value of the options is based upon the difference between the exercise price and the fair market value per share on December 31, 2003, $0.2438. As of December 31, 2003, shares of Pharma Services common stock were not publicly traded.

Director Compensation

      Prior to the Pharma Services transaction, each non-officer member of our board of directors received annually a grant of options to purchase shares of our common stock valued at $100,000 with the number of options determined in accordance with the Black-Scholes method. In addition, except as otherwise indicated below, each non-officer director received (1) an annual retainer of $24,000; (2) $1,000 for each board meeting attended in person or by teleconference; and (3) $500 for each committee meeting attended in person or by teleconference, each paid quarterly in cash. Committee chairs also received an extra $5,000 per year in compensation for their additional responsibilities. Each member of the Audit Committee received an additional $1,250 quarterly in light of increased responsibilities in the current public company environment. During 2003, each member of the Special Committee of outside directors that was formed in response to Pharma Services’

original October 2002 proposal to acquire us received $16,667 per month and the chair of the Special Committee received an additional $8,333 per month through September 25, 2003. We reimbursed each non-officer director for out-of-pocket expenses incurred in connection with the rendering of services as a director.

      Following the Pharma Services transaction, Messrs. Castellini, Greenberg and Ingram each will annually receive retainer fees of $40,000 (with an additional $1,000 for meetings attended in person and $500 for telephone meetings) for their service on the board of directors. Mr. Greenberg will receive an additional $10,000 retainer for his services as chair of the Audit Committee. Messrs. Ingram and Castellini will each receive $8,000 for their service as the chairs of the Compensation and Nominations Committee and Quality/ Regulatory Committee, respectively.

      In connection with their appointments to the Board of Directors, Pharma Services also provided Messrs. Castellini, Greenberg and Ingram an opportunity to purchase restricted shares of Pharma Services common stock, pursuant to the Pharma Services Plan, as well as an opportunity to purchase Pharma Services Units. Messrs. Castellini and Greenberg each purchased 50,000 restricted shares of Pharma Services common stock at an aggregate purchase price of $12,190 and 285 Pharma Services Units at an aggregate purchase price of $300,000. The restricted shares are subject to a right of repurchase exercisable by Pharma Services upon cessation of the director’s service on the board. Unvested restricted shares can be repurchased, under certain circumstances, at a price equal to the price per share paid by the director. Restricted shares that have vested and shares received upon the exercise of a vested option can also be repurchased, but at a price equal to the fair market value of such shares. The restricted shares vest over a period of five years of continued service on the board of directors by Messrs. Castellini and Greenberg. The Pharma Services Units purchased by these directors are not subject to any vesting provisions or any reacquisition rights, however, such securities are subject to certain transfer restrictions, drag-along rights with respect to the sale of Pharma Services in certain circumstances, and voting requirements with respect to the election of members of the Pharma Services board of directors.

Employment Agreements

      We have entered into employment agreements with Dr. Gillings, Messrs. Bierman, Russell and Wooten and Drs. Greeff and Kirby. Except to the extent described below, the named executive officers are eligible to participate in any bonus, stock option, pension, insurance, medical, dental, 401(k), disability and other plans generally made available to our executives.

      Employment Agreement with Dr. Gillings. On September 25, 2003, in connection with the Pharma Services transaction, Dr. Gillings entered into a new employment agreement with us and Pharma Services to replace his then-existing employment agreement with us. The term of the new employment agreement commenced on September 25, 2003 and will continue until it is terminated pursuant to its terms. Under his new employment agreement, Dr. Gillings serves as our Executive Chairman and Chief Executive Officer for an annual base salary of $1.0 million, the opportunity to earn an annual cash bonus and certain other benefits, which include, without limitation:

•	participation in all of our general benefit programs and group health coverage for the respective lifetimes of Dr. Gillings and his wife;

•	reimbursement for expenses, at the rate of $10,794 per hour, related to the use of the airplane owned and operated by GF Management Company, Inc., or GFM, a company controlled by Dr. Gillings, for business- related travel (estimated to be approximately 700 hours per year); and

•	our agreement to modify, revise, and/or terminate, to the extent permitted by applicable law, certain insurance arrangements providing death benefits to Dr. Gillings and certain irrevocable life insurance trusts created by Dr. Gillings, as reasonably necessary or appropriate, in a manner that will ultimately result in death benefits no less favorable to the trusts and Dr. Gillings than those that would have been provided had such arrangements prior to September 25, 2003 remained in place without change.

Dr. Gillings serves as Executive Chairman and Chief Executive Officer of Pharma Services for no additional compensation.

      The employment agreement provides for severance payments to Dr. Gillings equal to 2.9 times his then current annual base salary and most recent annual bonus and for the continuation of benefits in the event Dr. Gillings’ employment is terminated by Dr. Gillings due to:

•	his permanent disability;

•	a material breach of the new employment agreement by us or by Pharma Services;

•	his improper termination by us for cause if cause is found not to exist;

•	a change in his position of Executive Chairman;

•	the consummation of an underwritten public offering of common stock of Pharma Services registered under the Securities Act that, together with the consummation of any other prior underwritten public offering of Pharma Services common stock, results in gross proceeds to Pharma Services of at least $100 million in the aggregate, or a Qualified Offering; or

•	a sale of securities representing at least 75% of the voting power of the common stock of Pharma Services or of all, or substantially all, of the assets of Pharma Services, each referred to as a Sale of Pharma Services, except when Dr. Gillings is one of the stockholders of Pharma Services holding a majority of the outstanding shares of Pharma Services common stock or votes in favor of such transaction;

or by us for any reason other than:

•	cause;

•	a Qualified Offering; or

•	a Sale of Pharma Services, except when Dr. Gillings is not one of the stockholders of Pharma Services holding a majority of the outstanding shares of Pharma Services common stock or if he does not vote in favor of such transaction.

Any severance payments we owe Dr. Gillings are to be paid in equal monthly installments during the three year period following the termination of his employment. The continuation of benefits applies for the three year period following the termination of his employment. If Dr. Gillings breaches any of the restrictive covenants (described immediately below) following his termination, then we are not obligated to provide him any severance benefits.

      The employment agreement includes certain restrictive covenants pursuant to which Dr. Gillings has agreed not to:

•	compete with us, Pharma Services or any of our subsidiaries in any geographic area in which we or they do business;

•	solicit or interfere with our, Pharma Services’ or any of our subsidiaries’ relationship with any person or entity doing business with us or them;

•	offer employment to any person employed by us, Pharma Services or any of our subsidiaries; or

•	disclose any of our confidential information

until the latest of (1) five years from the date of the Pharma Services transaction, (2) three years following the date he ceases to own any equity interest in us, Pharma Services, or any of our subsidiaries, and (3) three years from the date of his termination of employment. For so long as we require Dr. Gillings to comply with these restrictive covenants, we are required to pay him during the non-competition period monthly amounts equal to his then-current annual base salary plus his most recent annual bonus divided by 12, provided however, that we are not required to make such payments during the three year period following termination if we are paying Dr. Gillings any severance payments described above.

      Letter Agreement with Mr. Bierman. Mr. Bierman was party to an employment agreement with us dated June 16, 1998 and amended on March 31, 2003. The terms of this employment agreement, except for certain restrictive covenants and indemnification provisions discussed below, were expressly superseded by the terms of a letter agreement entered into by us and Mr. Bierman on January 21, 2004.

      Pursuant to the letter agreement, Mr. Bierman will remain employed by us through June 30, 2004, however, we may relieve Mr. Bierman of his duties as Chief Financial Officer at any time without impacting his employment status. Prior to June 30, 2004, Mr. Bierman can only be terminated by us for his breach of the letter agreement, his failure to perform or gross negligence in the performance of his duties, or his conviction of certain crimes. Mr. Bierman will perform duties consistent with his position as Chief Financial Officer or the transition of his duties to his successor.

      Mr. Bierman received a lump sum signing bonus of $500,000 for his acceptance of the letter agreement. Until the termination of his employment, he will be paid a base salary at the annual rate of $550,000 and he will be able to continue in our benefit plans. If he remains employed until June 30, 2004, he may elect to continue to participate in our group health plan following his termination for the earlier of 18 months or until he becomes entitled to comparable group coverage. If Mr. Bierman remains employed with us through June 30, 2004, or if he dies or become disabled prior to that date, he will receive retention bonus payments in the aggregate amount of $4,215,502.

      By the terms of the letter agreement, the indemnification provisions and restrictive covenants in Mr. Bierman’s employment agreement, dated June 16, 1998 as amended on March 31, 2003, remain in full force and effect, except that the non-competition period is extended from 12 to 13 months following the termination of his employment. Thus, during his employment and for 13 months following his termination from employment, Mr. Bierman is prohibited from competing with us or our affiliates in any geographic area in which we do business, from soliciting or interfering with our relationship with any person or entity who is our customer or a customer of our affiliates, and from soliciting for or offering employment to any person who had been employed by us or our affiliates during the last year of his employment with us. Additionally, Mr. Bierman must refrain from disclosing our confidential information and trade secrets.

Employment Agreements With Messrs. Russell and Wooten and Dr. Greeff

      Our employment agreements with Messrs. Russell and Wooten and Dr. Greeff have substantially the same provisions.

      Mr. Russell’s employment agreement is dated December 3, 1998 and was amended on October 26, 1999 and November 14, 2003. His employment arrangement with us also is affected by three letters from Pharma Services to him, one dated September 12, 2003 relating to the acquisition of stock of Pharma Services by rolling over certain options to purchase shares of our common stock in connection with the Pharma Services transaction, and two letters dated November 3, 2003 relating to the acquisition of restricted stock and certain option grants under the Pharma Services Plan.

      Mr. Wooten’s employment agreement is dated July 25, 2000, was amended on November 5, 2003, and further amended on November 14, 2003. His employment arrangement with us also is affected by three letters from Pharma Services to him, one dated September 12, 2003 relating to the acquisition of stock of Pharma Services by rolling over certain options to purchase shares of our common stock in connection with the Pharma Services transaction, and two letters dated October 30, 2003 relating to the acquisition of restricted stock and certain option grants under the Pharma Services Plan.

      Dr. Greeff’s employment agreement is dated February 8, 2002, and was amended on November 17, 2003, and further amended on December 6, 2003. His employment arrangement with us also is affected by three letters from Pharma Services to him, one dated September 12, 2003 relating to the acquisition of restricted stock of Pharma Services by rolling over certain options to purchase shares of our common stock in connection with the Pharma Services transaction, and two letters dated October 30, 2003 relating to the acquisition of restricted stock and certain option grants under the Pharma Services Plan.

      Messrs. Russell and Wooten and Dr. Greeff, pursuant to their employment agreements with us, are each entitled to receive a monthly base salary of $33,333.33, to participate in our annual cash bonus plan, and to certain other benefits, including participation in all of our general benefit plans.

      Each of their employment agreements extends for successive one year terms. Each agreement may be terminated by us:

•	by 90 days’ written notice of our intent not to renew the agreement;

•	without cause upon 90 days’ written notice; or

•	immediately for cause, defined to include the executive’s death, disability, material breach of the agreement, acts or omissions that are materially harmful to our interests, or any other reason recognized as “cause” under applicable law.

The executive may terminate the agreement:

•	by 90 days’ written notice of intent not to renew;

•	without cause upon 90 days’ written notice; or

•	because of our material breach which is not cured within 30 days of receiving notice of the breach from him.

      If the executive’s employment is terminated by us by notice of non-renewal or without cause or by him because of our failure to cure our material breach, then, subject to his compliance with the non-competition, confidential information, intellectual property, and release provisions of the agreement, the executive will be entitled to severance payments for 36 months with each monthly payment being equal to 1.55 times his monthly rate of pay at the time of termination. In addition, he may continue to participate for 36 months in all of our benefit plans in which he participated on the termination date, unless he becomes eligible for comparable coverage. The December 6, 2003 amendment to Dr. Greeff’s agreement provides that the severance payments and benefits also will be payable, subject to his compliance with his obligations under the employment agreement, if his employment terminates prior to September 25, 2006 because of his death or disability. The payments will be reduced by any disability payments he receives from us.

      Each employment agreement provides for a bonus payable as soon as practicable following the occurrence of the Pharma Services transaction. Mr. Russell and Dr. Greeff each were entitled to a $500,000 bonus and Mr. Wooten was entitled to a $200,000 bonus. We paid these bonuses on December 31, 2003.

      The employment agreements contain certain restrictive covenants which prohibit the executive during his employment and for one year following the termination of his employment, from competing with us or our affiliates in any geographic area in which we do business, soliciting from or interfering with our relationship with any person or entity who is our customer or a customer of our affiliates, and from soliciting for or offering employment to any person who had been employed by us or our affiliates during his last year of employment. In addition, each executive must refrain from disclosing our confidential information and trade secrets.

      Employment Agreement with Dr. Kirby. Dr. Kirby was party to an employment agreement with us, dated March 13, 2001. Prior to the Pharma Services transaction, Dr. Kirby served as our Chief Executive Officer for a monthly base salary of $45,833.33, participation in our executive compensation plan, and certain other benefits, including participation in all of our general benefit plans. Dr. Kirby’s employment with us commenced as of April 2, 2001.

      Pursuant to the terms of her employment agreement, Dr. Kirby could choose to terminate her employment within 18 months following the Pharma Services transaction, with or without “good reason,” and receive certain severance payments and benefits. Dr. Kirby exercised her right to terminate her employment and resigned from her position as Chief Executive Officer of the Company on October 24, 2003. Dr. Kirby’s employment agreement provided for the following severance benefits:

•	severance payments equal to 2.99 times the amount of her most recent annual compensation, including the amount of her most recent annual bonus;

•	continuation of benefit plans in which she participated for 18 months following her resignation;

•	a lump sum payment of all amounts contributed to a company pension or retirement plan to which she was entitled under the terms of such plan; and

•	immediate vesting of any unvested stock options held by her and an extension of the exercise period for such options to the later of the expiration of the applicable exercise period or three years following the date of termination of employment.

In connection with her resignation, we paid Dr. Kirby $4,150,480 in severance benefits during 2003 and $2,500,000 on March 19, 2004 in satisfaction of all salary and bonus obligations under her employment agreement. In connection with the Pharma Services transaction, all of Dr. Kirby’s options became fully vested and any unexercised options were canceled and exchanged for a right to a cash payment equal to the excess of $14.50 per share minus the applicable exercise price of the option, multiplied by the number of shares for which the option was exercisable immediately prior to cancellation, and minus any amounts required to be withheld for tax purposes.

      Dr. Kirby has certain continuing obligations to us, which include compliance with the non-compete and confidential information provisions of the employment agreement. Those continuing obligations prohibit her from competing with us or our affiliates in any geographic area in which we do business, from soliciting business from or interfering with our relationship with any person or entity who is a customer of us or our affiliates, and from soliciting for or offering employment to any person who had been employed by us or our affiliates during the last year of her employment. Additionally, she must refrain from disclosing any of our confidential information or trade secrets.

Special Bonus Arrangements

      In connection with the Pharma Services transaction, the Special Committee of our board of directors established a Special Bonus Plan to provide appropriate incentives to certain of our senior executives and to reward such senior executives for the additional burdens, above and beyond their normal duties, placed on them by the auction process. The Special Bonus Plan, as administered by the Special Committee, paid cash bonus payments to certain of our senior executives designated by the Special Committee, including Dr. Kirby and Messrs. Bierman, Russell and Wooten and Dr. Greeff. These individuals received cash bonus payments of $144,375, $92,750, $143,000, $125,000 and $124,000, respectively.

Acceleration of Stock Options in the Pharma Services Transaction.

      Immediately prior to the effective time of the Pharma Services transaction, we took all actions necessary so that each outstanding option granted under any of our option plans became fully vested and exercisable immediately prior to the effective time of the Pharma Services transaction. We also canceled any option to purchase shares of our common stock (other than options held by Pharma Services or its subsidiaries) that was not exercised prior to completion of the Pharma Services transaction in exchange for the right to receive cash in an amount equal to the “in-the-money value” of the options. The cash payment was to be made as soon as practicable after the holder surrendered all of the stock options held by the holder or delivered a written agreement or acknowledgment that all of the stock options held by the holder were canceled as a result of the Pharma Services transaction in exchange for the cash payment. Prior to the Pharma Services transaction, our management, other employees and directors held options to purchase shares of our common stock, many of which had exercise prices below $14.50 per share and could be accelerated by the Pharma Services transaction. As a result of the Pharma Services transaction, our then-current directors and executive officers (excluding Dr. Gillings, Messrs. Russell and Wooten, Dr. Greeff and Chester W. Douglass, one of our former directors) cashed out all of their Quintiles options for an aggregate payment of approximately $1,768,138. Dr. Gillings exchanged all of his Quintiles options including those granted to him for the use of this plane, with an aggregate value of $2,221,568, for equity securities of Pharma Services. Messrs. Russell and Wooten and Drs. Greeff and Douglass, cashed out a portion of their Quintiles options for an aggregate payment of approximately $318,845 and exchanged their remaining options with an aggregate value of approximately $1,038,597 for equity securities of Pharma Services.

Management Arrangements Relating to the Pharma Services Transaction

      Rollover by Executive Officers other than Dr. Gillings. In connection with the Pharma Services transaction, Messrs. Russell and Wooten and Dr. Greeff exchanged all or some portion of their respective shares of our common stock and Quintiles options for equity securities of Pharma Services. These officers did not receive any consideration from us for any such shares or options so exchanged in connection with the Pharma Services transaction. Messrs. Russell and Wooten and Dr. Greeff purchased 61,525, 47,585 and 390,009 shares of common stock of Pharma Services, respectively, and 285, 220 and 1,806 shares of preferred stock of Pharma Services, respectively, by exchanging all or a portion of their respective shares of our common stock and/or the “in-the-money value” of their Quintiles options outstanding immediately prior to the Pharma Services transaction. The Pharma Services securities purchased pursuant to these rollover arrangements are not subject to any vesting provisions or any reacquisition rights, provided however, that if during the 18 month period following the Pharma Services transaction, an executive resigns his position under circumstances which would entitle him to severance payments as a result of a change in control, Pharma Services will reacquire the Pharma Services securities in exchange for a cash payment equal to the purchase price. Such securities are subject to certain transfer restrictions, drag-along rights with respect to the sale of Pharma Services in certain circumstances, and voting requirements with respect to the election of members of the Pharma Services board of directors.

      Pharma Services Stock Incentive Plan Arrangements. Pharma Services has established a Stock Incentive Plan, referred to in this report as the Pharma Services Plan, under which each of Messrs. Russell and Wooten and Dr. Greeff purchased 450,000 restricted shares of Pharma Services’ common stock and was granted an option to purchase 225,000 shares of Pharma Services common stock. The restricted shares and shares received upon the exercise of vested options are subject to a right of repurchase exercisable by Pharma Services upon termination of the executive’s employment with us. Unvested restricted shares can be repurchased, under certain circumstances, at a price equal to the price per share paid by the employee. Restricted shares that have vested and shares received upon the exercise of a vested option can also be repurchased, but at a price equal to the fair market value of such shares. The restricted shares and options vest over a period of five years of continued employment from the date of grant.

PRINCIPAL STOCKHOLDERS

Principal Stockholders

      On September 25, 2003, Pharma Services acquired all of our issued and outstanding common stock. Intermediate Holding currently owns 99.2% of our outstanding common stock with Pharma Services owning the remainder. Pharma Services was formed for purposes of the Pharma Services transaction by Dr. Gillings, our Executive Chairman, Chief Executive Officer and founder, and One Equity, the private equity arm of Bank One Corporation.

      Since we are an indirect wholly-owned subsidiary of Pharma Services, set forth below is certain information regarding the beneficial ownership of the outstanding preferred stock and common stock of Pharma Services. As of March 5, 2004, there were 523,372 shares of preferred stock and 126,850,979 shares of common stock of Pharma Services outstanding. Currently, there is only one series of preferred stock, Series A Redeemable Preferred Stock, authorized under Pharma Services’ certificate of incorporation. Shares of preferred stock have no voting rights except as required by law. Holders of shares of common stock are entitled to one vote per share in the election of directors and all other matters submitted to a vote of stockholders. The preferred stock will be senior in right of payment to the common stock. Shares of the preferred stock are subject to mandatory redemption on the earliest to occur of a sale of Pharma Services, an initial public offering with gross proceeds greater than $100 million and the 20th anniversary of the issue date, subject to the terms of our senior secured credit facility. Dividends on the preferred stock are cumulative and will initially accrue at the rate of 12% per annum.

      On March 18, 2004, Intermediate Holding completed an offering of 11.5% Senior Discount Notes due 2014 with aggregate gross proceeds of $124.7 million. Intermediate Holding will use the net proceeds of that offering to pay a dividend on its common stock to Pharma Services. Pharma Services will use the funds for the repurchase of a portion of its outstanding shares of preferred stock on a pro rata basis and for the payment of accrued and unpaid dividends on the stock repurchased. Holders of shares of Pharma Services preferred stock will participate in the repurchase, including certain of our directors and executive officers. As a result of Pharma Services’ repurchase of its Series A Preferred Stock, the information regarding the beneficial ownership of Pharma Services’ preferred stock set forth below will be reduced on a pro rata basis by the number of shares repurchased.

      Notwithstanding the beneficial ownership of common and preferred stock presented below, a stockholders agreement governs the stockholders’ exercise of their voting rights with respect to election of directors and certain other material events. The parties to the stockholders agreement have agreed to vote their shares to elect the board of directors as set forth therein. See “Certain Relationships and Related Party Transactions” for a detailed description of the stockholders agreement.

      The following table sets forth certain beneficial ownership of Pharma Services of (1) each person or entity who is known to us to beneficially own more than 5% of Pharma Services common or preferred stock, (2) each of our named executive officers, (3) each of our directors, and (4) all of our directors and executive officers, in each case as of March 5, 2004. Our executive officers and directors are identical to those of Pharma Services and of Intermediate Holding. Beneficial ownership has been determined in accordance with the applicable rules and regulations of the SEC, which generally require inclusion of shares over which a person has voting or investment power. Share ownership in each case includes shares that may be acquired within sixty days through the exercise of any options. Except as otherwise indicated, the address for each of the named individuals is 4709 Creekstone Drive, Riverbirch Building, Suite 200, Durham, North Carolina 27703.

	Common Stock		Preferred Stock
	(voting)		(non-voting)

	Number of		Number of
	Shares	Percent(1)	Shares	Percent(2)

One Equity Partners LLC(3)	45,416,357	35.80	210,377	40.20%
Temasek Holdings (Private) Limited(4)	18,457,752	14.55	85,500	16.34
TPG Advisors III, Inc.(5)	18,457,752	14.55	85,500	16.34
Dennis B. Gillings, Ph.D.(6)	24,943,777	19.66	89,045	17.01
James L. Bierman	—	—	—	—
John S. Russell(7)	511,525	*	285	*
Oppel Greeff(8)	840,009	*	1,806	*
Ronald Wooten(9)	497,585	*	220	*
Richard M. Cashin, Jr.(10)	45,293,306	35.71	209,807	40.09
Clateo Castellini(11)	111,525	*	285	*
Jonathan J. Coslet(12)	—	—	—	—
Jack M. Greenberg(13)	111,525	*	285	*
Robert A. Ingram(14)	—	—	—	—
S. Iswaran(15)	18,457,752	14.55	85,500	16.34
Jacques Nasser(16)	44,370,418	34.98	205,532	39.27
James S. Rubin(17)	44,288,384	34.91	205,152	39.20
Pamela J. Kirby	—	—	—	—
All directors and current executive officers as a group (13 persons)(18)	90,890,060	71.65%	387,804	74.10%

*	Less than 1%

(1)	The foregoing percentage amount is based upon 126,850,979 shares of common stock held as of March 5, 2004. This amount includes 7,843,500 shares of restricted common stock held by certain members of management and our Board of Directors under the Pharma Services Plan, which are subject to certain repurchase rights exercisable by Pharma Services.

(2)	The foregoing percentage amount is based upon 523,372 shares of preferred stock outstanding as of March 5, 2004.

(3)	Includes 454,615 shares of common stock and 2,105 shares of preferred stock held by OEP Co-Investors, LLC, an entity affiliated with One Equity Partners, LLC. Includes 1,025,430 shares of common stock and 4,750 shares of preferred stock held by Mr. Cashin, the Chairman of One Equity, 102,543 shares of common stock and 475 shares of preferred stock held by Mr. Nasser, a senior partner at One Equity, and 20,508 shares of common stock and 95 shares of preferred stock held by Mr. Rubin, a partner of One Equity. One Equity disclaims beneficial ownership of the shares held by Messrs. Cashin, Nasser and Rubin. The principal business address of One Equity is 320 Park Avenue, 18th Floor, New York, New York 10022.

(4)	The shares of common stock and shares of preferred stock indicated as beneficially owned by Temasek Holdings (Private) Limited are directly held by Temasek Life Sciences Investments Private Limited. The foregoing entity is affiliated with Temasek Holdings (Private) Limited. The principal business address of Temasek Holdings (Private) Limited is 60 B. Orchard Road #06-18, Tower 2 The Atrium Orchard Singapore 238891.

(5)	The shares of common stock and shares of preferred stock indicated as beneficially owned by TPG Advisors III, Inc. are directly held by TPG Quintiles Holdco LLC. The foregoing entities are affiliated with TPG. The principal business address of TPG Advisors III, Inc. is 301 Commerce Street, Suite 3300, Fort Worth, Texas 76102.

(6)	Includes 5,720,665 shares of common stock subject to a repurchase right exercisable by Pharma Services under certain circumstances (such restricted amount to be reduced to zero over a period of five years). Also, includes (i) 39,678 shares of common stock and 183 shares of preferred stock owned by Dr. Gillings’ daughter; (ii) 713,699 shares of common stock and 3,306 shares of preferred stock owned by the Gillings Family Limited Partnership, of which Dr. Gillings and his wife are the general partners; (iii) 42,227 shares of common stock and 195 shares of preferred stock owned by the GFEF Limited Partnership, of which Dr. Gillings is the general partner; (iv) 767,459 shares of common stock and 3,555 shares of preferred stock owned by Dr. Gillings’ wife; (v) 163,556 shares of common stock and 757 shares of preferred stock owned by the Gillings Family Foundation, of which Dr. Gillings is the general partner; and (vi) 1,000,000 shares of common stock owned by the Dennis B. Gillings Grantor Retained Annuity Trust, of which Dr. Gillings is trustee. Dr. Gillings shares voting and investment power over certain of these shares. Dr. Gillings disclaims beneficial ownership of all shares owned by his wife and daughter, all shares in the Gillings Family Limited Partnership, all shares in the Gillings Family Foundation, all shares owned by the GFEF Limited Partnership, and all shares in the Dennis B. Gillings Grantor Retained Annuity Trust, except to the extent of his interest therein.

(7)	Includes 61,525 shares of common stock and 285 shares of preferred stock, subject to repurchase rights exercisable by Pharma Services under certain circumstances during the 18 month period following the closing of the Pharma Services transaction. Also includes 450,000 shares of issued but restricted common stock subject to a repurchase right exercisable by Pharma Services under certain circumstances.

(8)	Includes 390,009 shares of common stock and 1,806 shares of preferred stock held by The Oppel Greeff Family Trust subject to repurchase rights exercisable by Pharma Services under certain circumstances during the 18 month period following the closing of the Pharma Services transaction. Also includes 450,000 shares of issued but restricted common stock subject to a repurchase right exercisable by Pharma Services under certain circumstances.

(9)	Includes 47,585 shares of common stock and 220 shares of preferred stock, subject to repurchase rights exercisable by Pharma Services under certain circumstances during the 18 month period following the closing of the Pharma Services transaction. Also includes 450,000 shares of issued but restricted common stock subject to a repurchase right exercisable by Pharma Services under certain circumstances.

(10)	Includes 43,813,259 shares of common stock and 202,951 shares of preferred stock held by One Equity Partners LLC, of which Mr. Cashin is Chairman. Includes 454,615 shares of common stock and 2,105 shares of preferred stock held by OEP Co-Investors, LLC, an entity affiliated with One Equity. Mr. Cashin disclaims beneficial ownership of such shares, except to the extent of his pecuniary interest therein. The principal business address of Mr. Cashin is 320 Park Avenue, 18th Floor, New York, New York 10022.

(11)	Includes 50,000 shares of issued but restricted common stock subject to a repurchase right exercisable by Pharma Services under certain circumstances. The principal business address of Mr. Castellini is Via P. Verri, 1, 20121 Milano, Italy.

(12)	Mr. Coslet disclaims beneficial ownership of the shares held by TPG. The principal business address of Mr. Coslet is 301 Commerce Street, Suite 3300, Fort Worth, Texas 76102.

(13)	Includes 50,000 shares of issued but restricted common stock subject to a repurchase right exercisable by Pharma Services under certain circumstances. The principal business address of Mr. Greenberg is 333 W. Wacker Drive, Suite 1015, Chicago, Illinois 60606.

(14)	The principal business address of Mr. Ingram is Five Moore Drive, Research Triangle Park, North Carolina 27709.

(15)	Includes 18,457,752 shares of common stock and 85,500 shares of preferred stock held by Temasek Holdings (Private) Limited, of which Mr. Iswaran is a Managing Director. Mr. Iswaran disclaims beneficial ownership of such shares, except to the extent of his pecuniary interest therein. The principal business address of Mr. Iswaran is c/o Temasek Holdings (Private) Limited is 60 B. Orchard Road #06-18, Tower 2 The Atrium Orchard Singapore 238891.

(16)	Includes 43,813,259 shares of common stock and 202,951 shares of preferred stock held by One Equity Partners LLC, of which Mr. Nasser is a senior partner. Includes 454,615 shares of common stock and 2,105 shares of preferred stock held by OEP Co-Investors, LLC, an entity affiliated with One Equity. Mr. Nasser disclaims beneficial ownership of any shares held by either One Equity or OEP Co-Investors, except to the extent of his pecuniary interest therein. The principal business address of Mr. Nasser is 100 Bloomfield Hills Parkway, Suite 175, Bloomfield Hills, Michigan 48304.

(17)	Includes 43,813,259 shares of common stock and 202,951 shares of preferred stock held by One Equity Partners LLC, of which Mr. Rubin is a partner. Includes 454,615 shares of common stock and 2,105 shares of preferred stock held by OEP Co-Investors, LLC, an entity affiliated with One Equity. Mr. Rubin disclaims beneficial ownership of any shares held by either One Equity or OEP Co-Investors, except to the extent of his pecuniary interest therein. The principal business address of Mr. Rubin is 320 Park Avenue, 18th Floor, New York, New York 10022.

(18)	Includes shares of restricted common stock and beneficially owned shares as described in the preceding footnotes.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Effect of the Pharma Services Transaction on Share Ownership of Executive Officers

      Dr. Gillings and his affiliates exchanged 6,311,057 shares of our common stock and all options to purchase shares of our common stock held by Dr. Gillings and his affiliates for equity securities of Pharma Services in the Pharma Services transaction. Dr. Gillings and his affiliates received the $14.50 per share Pharma Services transaction consideration for a total of approximately $2,634,343 with respect to shares of our common stock Dr. Gillings and his affiliates cashed out in the Pharma Services transaction. At the effective time of the Pharma Services transaction, Dr. Gillings also purchased an additional 6,021,753 shares of Pharma Services common stock, then equal to 4.7% of the outstanding common stock of Pharma Services. Dr. Gillings and his affiliates are parties to the stockholders agreement. The restrictions on transfers of shares described in the stockholders agreement (below) also apply to the additional shares acquired by Dr. Gillings. These shares of Pharma Services common stock also are subject to a repurchase right in certain limited instances upon termination of Dr. Gillings’ employment with Pharma Services. The number of shares subject to this repurchase right declines to zero over the five years following the Pharma Services transaction. The repurchase price for any such shares shall be the price paid by Dr. Gillings for the shares.

      In addition, Messrs. Russell and Wooten and Dr. Greeff exchanged all or some portion of their respective shares and options to purchase shares of our common stock for equity securities of Pharma Services. They did not receive any consideration from us for any such shares or options so exchanged in connection with the Pharma Services transaction. With respect to shares cashed out in the Pharma Services transaction, each of Messrs. Bierman, Russell and Wooten received the $14.50 per share merger consideration for a total of $60,287, $30,577 and $10,365, respectively. Dr. Greeff exchanged all of his shares of our common stock for equity securities of Pharma Services. With respect to Quintiles options canceled in the Pharma Services transaction, each of Messrs. Bierman, Russell and Wooten and Dr. Greeff received a total of approximately $580,632, $279,110, $10,305, and $16,057, respectively, for options held at the time of the Pharma Services transaction that were not exchanged for Pharma Services securities. For a description of the equity and other arrangements of our executive officers (other than Dr. Gillings) following the consummation of the Pharma Services transaction, please see “Management Arrangements.”

      On March 18, 2004, Intermediate Holding completed an offering of 11.5% Senior Discount Notes due 2014 with aggregate gross proceeds of $124.7 million. Intermediate Holding will use the net proceeds of that offering to pay a dividend on its common stock to Pharma Services. Pharma Services will use the funds for the repurchase of a portion of its outstanding shares of preferred stock on a pro rata basis and for the payment of accrued and unpaid dividends on the stock repurchased. Holders of shares of Pharma Services preferred stock will participate in the repurchase, including certain of our directors and executive officers.

Stockholders Agreement

      In connection with the Pharma Services transaction, Pharma Services entered into a stockholders agreement with One Equity, Dr. Gillings and his affiliates, Temasek and TPG, and certain other investors who acquired equity securities of Pharma Services, dated as of the closing. Messrs. Cashin, Nasser and Rubin are parties to the stockholders agreement in their individual capacities.

Transfer Restrictions

      The stockholders agreement prohibits transfers of securities of Pharma Services except (1) to certain “Permitted Transferees,” (2) in a registered public offering, (3) pursuant to certain drag-along rights that require stockholders to sell all or part of their equity interest in Pharma Services to third parties along with certain sales by stockholders holding a majority of the outstanding shares of common stock or a majority of the outstanding shares of preferred stock and on the same terms, and subject to the same conditions, as such sales, (4) pursuant to certain duty of first offer requirements and tag-along rights that require a stockholder wishing to sell all or part of its equity interest in Pharma Services to first offer its shares on the same terms to Pharma Services and the other stockholders of Pharma Services who are party to the stockholders agreement, and if not purchased by Pharma Services or such stockholders, to include shares of such stockholders, at their option, in the event of a sale to a third party, and (5) on the terms, and subject to the conditions, set forth in the restricted stock purchase agreement entered into with Dr. Gillings in connection with his purchase of an additional 4.7% of Pharma Services’ outstanding common stock at the effective time of the Pharma Services transaction.

      The stockholders agreement also restricts transfers of securities to our competitors, except pursuant to a sale of Pharma Services.

      Under the stockholders agreement, Dr. Gillings and his affiliates are permitted to enter into a bona fide pledge of preferred stock of Pharma Services to financial institutions that agree to be bound by certain provisions of the stockholders agreement.

      The stockholders agreement provides for a right to purchase additional securities allowing stockholders of Pharma Services to maintain their respective ownership percentage in Pharma Services upon certain sales of stock by Pharma Services.

Corporate Governance

      The stockholders agreement also provides that the constituents on our board of directors and committees thereof are the same as those of Pharma Services. In addition, as described in more detail under “Directors and Officers of the Registrant — Nomination of Directors”, the stockholders agreement requires each stockholder to vote their respective shares of Pharma Services in favor of the ten specified nominees to the board of directors.

      All decision making by the board of directors generally requires the affirmative vote of a majority of the members of the entire board of directors, except that any transactions entered into between Pharma Services or any of its subsidiaries and any stockholder or affiliate or associate of any stockholder will require the affirmative vote of a majority of the board of directors of Pharma Services with the nominee(s) of the interested stockholder abstaining from such vote.

Registration Rights Agreement

      Pharma Services and its stockholders that are parties to the stockholders agreement are also parties to a registration rights agreement dated as of September 25, 2003. Pursuant to the registration rights agreement, at any time after the first anniversary of the registration rights agreement, the holders of a majority of the registrable securities of Pharma Services will have the right to require that Pharma Services effect an initial public offering. After the earlier of six months following the completion of an initial public offering or the date on which Pharma Services merges with a publicly held company whereby the common stock of Pharma Services is exchanged for publicly held stock or the common stock of Pharma Services otherwise becomes registered under the Exchange Act, each stockholder of Pharma Services that is a party to the registration rights agreement will be entitled to demand registration of their registrable securities under certain circumstances, and Pharma Services will be required to establish and maintain, as soon as eligible to do so, a “shelf” registration statement for sale of registrable securities by the stockholders until all registrable securities held by them have been sold or are freely transferable. In addition, in most circumstances when Pharma Services proposes (other than pursuant to a demand registration) to register any of its equity securities under the Securities Act, the stockholders that are parties to the registration rights agreement will have the opportunity to register their registrable securities on such registration statement.

Exchange Agreement

      The holders of the Pharma Services preferred stock entered into an exchange agreement pursuant to which transferees of the Series A preferred stock who are unaffiliated with the initial holders of such stock may, under certain circumstances, exchange their shares of Series A preferred stock at any time and from time to time for notes of Intermediate Holding.

Fee Agreements

      Pharma Services entered into agreements with GFM and certain of the other equity investors of Pharma Services, including One Equity, pursuant to which Pharma Services paid GFM, a company controlled by Dr. Gillings, and One Equity a one-time transaction fee of $5.0 million and $15.0 million, respectively, at the effective time of the Pharma Services transaction, and, agreed to pay GFM and such investors an annual management service fee of approximately $3.75 million, of which GFM, TPG and Cassia Fund Management Pte Ltd., an affiliate of Temasek, each receive approximately $750,000 and One Equity receives approximately $1.5 million until 2008.

      Pharma Services was also responsible for the fees and expenses of Dr. Gillings, One Equity, Temasek and TPG, and each of their respective affiliates and advisors, related to the Pharma Services transaction. Pharma Services paid $17.1 million to Dr. Gillings pursuant to this arrangement.

Other Transactions

      Dr. Gillings provides extensive use of his own plane for business-related travel services for himself and other of our employees. For the year ended December 31, 2003, we reimbursed Dr. Gillings for the use of his plane with cash payments totaling approximately $3.6 million and by granting options to Dr. Gillings with a Black-Scholes value of approximately $350,000 on March 17, 2003. Under the terms of Dr. Gillings’ new employment agreement with us, GFM will be reimbursed for business use of Dr. Gillings’ plane on behalf of Pharma Services and its subsidiaries at an hourly rate of $10,794.

      As of May 16, 1996, we entered into split-dollar life insurance agreements with certain trusts created by Dr. Gillings whereby we and the trusts shared in the premium costs of certain variable and whole life insurance policies that will pay an aggregate death benefit to the trusts upon the death of Dr. Gillings or his wife, Joan Gillings, whichever occurs later. The trusts paid premiums on the policies as if each policy were a one year term life policy, and we paid the remaining premiums. On December 19, 2003, we terminated three of the six policies that were then in place and, commensurate with that, received repayment from the trusts of $7,652,126.00 of the cumulative premiums previously paid by us with respect to those policies. On December 23, 2003, the trusts also repaid $6,000,000, or approximately 70% of the cumulative premiums previously paid by us with respect to the remaining policies. We did not make any premium payments with respect to the remaining policies in 2003, nor will we in the future. To the extent those arrangements remain in place, any ongoing funding obligations will be the responsibility of Dr. Gillings. Upon any surrender of a remaining policy, the liability of the related trust to us is limited to the cash value of the policy. See footnotes (5), (8) and (12) to the “Summary Compensation Table” above for additional information on premium payments we made under the policies.

      We use the facilities of several buildings in South Africa owned and operated by two South African entities. Dr. Greeff serves on the board of directors of each of these entities and his trust owns 40% of the outstanding shares of stock of each of these entities. We lease these buildings from these entities pursuant to separate lease agreements on market standard terms. The initial term of each of the three leases is six years and four months, expiring in March 2006, three years and one month, expiring in March 2005, and five years, expiring in March 2006, respectively, and each lease is renewable for one 5-year term. Under the terms of the lease arrangements covering those facilities, we paid these entities approximately $790,000 in rent during 2003.

DESCRIPTION OF OTHER INDEBTEDNESS

Senior Secured Credit Agreement

      Summary. Our senior secured credit agreement provides for the following:

•	a six-year $310 million Term Loan B facility the proceeds of which were used to finance, in part, the Pharma Services transaction and certain related costs and expenses and to refinance certain of our existing indebtedness; and

•	a five-year $75 million Revolving Loan facility the proceeds of which will (i) be used for working capital, capital expenditures and other general corporate purposes and (ii) include sublimits to be available for letters of credit and certain foreign currency borrowings.

      Prepayments. The loans under the Term Loan B facility are required to be permanently repaid, and after the repayment in full of such loans under the Term Loan B facility, the commitments under the revolving loan facility are required to be permanently reduced, with:

•	100% of the net cash proceeds of asset sales and dispositions, subject to certain exceptions;

•	100% of the net cash proceeds of issuances of certain debt obligations, subject to certain exceptions;

•	50% of the net cash proceeds from issuances of equity by us or Pharma Services, subject to certain exceptions;

•	50% of annual Excess Cash Flow (as defined in the credit agreement) subject to certain exceptions; and

•	100% of net insurance proceeds, subject to certain exceptions.

      The senior secured credit agreement requires us to make annual amortization payments (payable in quarterly installments) equal to 1% per annum with respect to loans under the Term Loan B facility with the remaining amount due at final maturity.

      Voluntary prepayments and commitment reductions are permitted, in whole or in part, subject to minimum prepayment or reduction requirements; provided that voluntary prepayments of certain loans (i) on a date other than the last day of the relevant interest period are subject to the payment of customary breakage costs, if any or (ii) prior to the second anniversary of the closing date will be subject to a prepayment penalty.

      Interest Rates and Fees. The interest rates under the senior secured credit agreement are calculated, at our option, at either the base rate or the Eurodollar rate, plus, in each case, a margin.

      We may elect interest periods of 1, 2, 3 or 6 months, or to the extent available to each lender with outstanding loans and/or commitments under the respective tranche of loans, 9 or 12 months, for Eurodollar loans. With respect to loans bearing interest at a London interbank offered rate or Eurodollar loans, interest is payable at the end of each interest period and, in any event, at least every 3 months for interest periods longer than 3 months. With respect to base rate loans, interest is payable quarterly on the last business day of each fiscal quarter. The calculation of interest for Eurodollar loans is on the basis of actual number of days elapsed in a year of 360 days. The calculation of interest for base rate loans is on the basis of 365 or 366 days, as the case may be, and in some circumstances, 360 days.

      For each letter of credit we issue, we are required to pay (i) a per annum participation fee equal to the margin over the Eurodollar rate for the revolving loan facility from time to time in effect plus, (ii) a per annum fronting fee equal to 0.250% on the aggregate outstanding stated amounts of such letters of credit plus, (iii) customary administrative charges. We also pay a commitment fee equal to 0.5% per annum on the unutilized portion of the revolving loan facility.

      Collateral and Guarantees. The obligations under the senior secured credit agreement are guaranteed by Pharma Services, Intermediate Holding, and all of our existing and future direct and indirect subsidiaries that are organized in the United States (subject to certain exceptions in the case of inactive and unrestricted subsidiaries). The loans are secured by a first-priority perfected security interest in substantially all of our assets and assets of our direct and indirect U.S. restricted subsidiaries, in each case, now owned or later acquired, including a pledge of all equity interests and notes owned by us and our U.S. restricted subsidiaries; provided that only 65% of the voting equity interests of our and our domestic restricted subsidiaries’ “first-tier” non-U.S. subsidiaries are required to be pledged in respect of the obligations under the senior secured credit agreement. The loans are also secured by all of the assets of Pharma Services and Intermediate Holding.

      Covenants. The senior secured credit agreement documentation contains certain customary covenants that are subject to significant exceptions restricting our (other than certain unrestricted subsidiaries) ability to, among other things:

•	declare dividends or redeem or repurchase equity interests;

•	prepay, redeem or purchase debt;

•	incur liens and engage in sale-leaseback transactions;

•	make loans and investments;

•	incur additional indebtedness;

•	amend or otherwise alter debt and other material agreements;

•	make capital expenditures;

•	engage in mergers, acquisitions and asset sales;

•	transact with affiliates; and

•	engage in businesses that are not related to our existing business.

The senior secured credit agreement also includes specified financial covenants, requiring us to maintain certain consolidated leverage and interest coverage ratios and limiting our ability to make capital expenditures in excess of specified amounts.

      Events of Default. Events of default, which are subject to customary grace periods and exceptions, as defined under the senior secured credit agreement include, but are not limited to:

•	our failure to pay principal or interest when due;

•	our material breach of any representation or warranty;

•	covenant defaults;

•	events of bankruptcy; and

•	a change of control.

Other Indebtedness

      Capital Leases. We lease certain assets, primarily vehicles, under capital leases. As of December 31, 2003, we had approximately $25.4 million outstanding under various capital leases. The debt outstanding will be coming due between March 2004 and October 2011.

      Missouri Tax Incentive Bonds. As of December 31, 2003, our subsidiary, Quintiles, Inc., had approximately $3.8 million of investments in the form of BUILD Missouri Revenue tax incentive bonds. These bonds are due in October 2009 and have an annual interest rate of 6.7%. In addition, Quintiles, Inc. is party to a loan agreement with the Missouri Development Finance Board dated October 1, 1999 pursuant to which we have borrowings outstanding as of December 31, 2003 of $3.8 million. The loan was provided from proceeds of Missouri tax incentive bonds issued as of the same date. The interest on the loan and bonds is set at 6.7% and becomes due October of 2009.

      Japanese Bank Debt. Our Japanese subsidiary, Quintiles Transnational Japan, K.K., is party to a bank facility with Mitsui Sumitomo, a Japanese bank. This bank facility matures on March 30, 2007. As of

December 31, 2003, Quintiles Transnational Japan had $3.6 million of indebtedness outstanding at an interest rate of 2.25% and secured by certain land and buildings and a letter of guarantee from Quintiles. As of December 31, 2003, Quintiles Transnational Japan also had approximately $1.3 million of indebtedness outstanding with Mizuho Bank bearing an interest rate of 2.18%, maturing at different times between March 31, 2004 and July 31, 2006 and secured by a lease deposit.

DESCRIPTION OF THE EXCHANGE NOTES

      You can find the definitions of certain terms used in this description under the subheading “— Certain Definitions.” Defined terms used in this description but not defined below under the subheading “— Certain Definitions” or elsewhere in this description have the meanings assigned to them in the indenture. In this description, the “Company,” “us,” “we” and “our” refer to Quintiles Transnational Corp. (“Quintiles”) and does not refer to any of its Subsidiaries.

      We issued the private notes to the initial purchasers on September 25, 2003 and incurred the obligation to issue the exchange notes under an indenture, dated September 25, 2003, between the Company, the Subsidiary Guarantors and Wells Fargo Bank, N.A., as trustee (the “Trustee”), in a private transaction that was not subject to the registration requirements of the Securities Act.

      The terms of the exchange notes are identical in all material respects to the private notes except that, upon completion of the exchange offer, the exchange notes will be registered under the Securities Act and free of any covenants regarding exchange registration rights. We refer to the exchange notes, together with the private notes, as the “Notes.”

      The following description is a summary of the material provisions of the indenture. It does not restate that agreement in its entirety. We urge you to read the indenture because it may contain additional information and defines your rights as a note holder. A copy of the indenture is available upon request to the Company at the address indicated under “Where You Can Obtain Additional Information.” The indenture contains provisions that define your rights under the Notes. In addition, the indenture governs the obligations of the Company and each Subsidiary Guarantor under the Notes. The terms of the Notes include those stated in the indenture and, upon effectiveness of a registration statement with respect to the Notes, those made part of the indenture by reference to the Trust Indenture Act of 1939, as amended.

      The Company issued $450.0 million aggregate principal amount of Notes on September 25, 2003 and may, subject to compliance with the covenant described under “— Certain Covenants — Limitation on Debt,” as well as with the other covenants in the indenture which are described under “— Certain Covenants” issue additional Notes (the “Additional Notes”) in an unlimited aggregate principal amount at any time and from time to time under the same indenture. Any Additional Notes that the Company issues in the future will be substantially identical in all respects to the Notes that the Company issued on September 25, 2003, and will be treated as a single class for all purposes of the indenture, including, without limitation, waivers, amendments, redemptions, offers to purchase and for all other voting purposes under the indenture, except that Additional Notes issued in the future may have different issuance prices and will have different issuance dates. Unless otherwise indicated, all references herein are to the Notes, including any Additional Notes.

      The Company will issue Notes only in fully registered form without coupons, in denominations of $1,000 and integral multiples of $1,000. The Trustee will initially act as Paying Agent and Registrar for the Notes. The Notes may be presented for registration of transfer and exchange at the offices of the Registrar, which initially will be the Trustee’s corporate trust office. The Company may change any Paying Agent and Registrar without notice to holders of the Notes and the Company or a Subsidiary Guarantor may act as paying agent or registrar. The Company will pay principal (and premium, if any) on the Notes at the Trustee’s corporate trust office in New York, New York. At the Company’s option, interest may be paid at the Trustee’s corporate trust office or by check mailed to the registered address of holders.

      Any Notes that remain outstanding after the completion of the Exchange Offer, together with the Exchange Notes issued in connection with the Exchange Offer and any Additional Notes, will be treated as a single class of securities under the indenture.

Principal, Maturity and Interest

      The Notes will mature on October 1, 2013. Unless we issue Additional Notes in the future, the aggregate principal amount of Notes will be $450.0 million.

      Interest on the Notes will accrue at a rate of 10% per annum and will be payable semiannually in arrears on April 1 and October 1, commencing on April 1, 2004. We will pay interest to those persons who were holders of record on the March 15 or September 15 immediately preceding each interest payment date.

      Interest on the Notes will accrue from the date of original issuance or, if interest has already been paid, from the date it was most recently paid. Interest will be computed on the basis of a 360-day year comprised of twelve 30-day months.

      You should refer to the description under the heading “Exchange Offer; Registration Rights” for a more detailed description of the circumstances under which the interest rate may increase.

Methods of Receiving Payments on the Notes

      If a holder has given wire transfer instructions to the Company, the Company will pay, or cause to be paid by the paying agent, all principal, interest and additional interest, if any, on that holder’s Notes in accordance with those instructions. All other payments on the Notes will be made at the office or agency of the paying agent and registrar unless the Company elects to make interest payments by check mailed to the holders at their address set forth in the register of holders.

Guarantees

      The obligations of the Company pursuant to the Notes and the indenture will be fully and unconditionally, jointly and severally guaranteed on an unsecured senior subordinated basis by the Subsidiary Guarantors. The Subsidiary Guarantee of any Subsidiary Guarantor may be released in certain circumstances as described under “— Certain Covenants — Creation of Subsidiaries; Additional Subsidiary Guarantees.”

      Each Subsidiary Guarantee will be limited to an amount not to exceed the maximum amount that can be guaranteed by each specific Subsidiary Guarantor after giving effect to all of its other contingent and fixed liabilities (including, without limitation, all of its obligations under or with respect to Senior Debt) without rendering each Subsidiary Guarantee, as it relates to the applicable Subsidiary Guarantor, voidable under applicable law relating to fraudulent conveyance or fraudulent transfer or similar laws affecting the rights of creditors generally. A court could also subordinate a Subsidiary Guarantee to all other Debt (including guarantees and other contingent liabilities) of the relevant Subsidiary Guarantor, and, depending on the amount of such Debt, a Subsidiary Guarantor’s liability on its Subsidiary Guarantee could be reduced to zero.

      The non-guarantor Subsidiaries will have no obligation to pay amounts due on the Notes or to provide us with funds for our payment obligation. For further information about the Subsidiary Guarantors and non-guarantor Subsidiaries, please see “Notes to Our Consolidated Financial Statements — Note 27. Guarantor Financial Information,” beginning on F-55 of this prospectus.

Ranking

      The Debt evidenced by the Notes will be unsecured senior subordinated obligations of the Company and Debt evidenced by the Subsidiary Guarantees will be unsecured senior subordinated obligations of the respective Subsidiary Guarantors. The payment of the principal of, premium, if any, and interest on the Notes and the Subsidiary Guarantees will:

•	rank pari passu in right of payment with all other existing and future senior subordinated Debt of the Company and the Subsidiary Guarantors;

•	rank senior in right of payment to all existing and future Debt of the Company and the Subsidiary Guarantors that is, by its terms, expressly subordinated to the Notes or Subsidiary Guarantees, as applicable; and

•	be subordinated in right of payment to the prior payment of all existing and future Senior Debt of the Company and the Subsidiary Guarantors, including their obligations and guarantees of obligations under the Credit Agreement.

      As of December 31, 2003, we had total Debt on our consolidated balance sheet of approximately $794.3 million, consisting of approximately $313.6 million of Senior Debt, $450.0 million of Senior Subordinated Debt and $30.7 million of Debt of our non-guarantor Subsidiaries. Of the Senior Debt, approximately $313.6 million would have been secured. Restrictions on our ability to Incur additional Debt are contained in the covenants described under “— Certain Covenants — Limitation on Debt.” Such restrictions can be waived with the consent of the holders of a majority in principal amount of the Notes then outstanding. Except for the restrictions contained in such covenants, however, the indenture will not contain any covenants or provisions that may afford holders of the Notes protection in the event of a highly leveraged transaction. Moreover, the Company and the Restricted Subsidiaries may incur additional debt in the future, including under the Credit Agreement.

      Notwithstanding anything contained herein to the contrary, neither the Trustee nor the holders of the Notes may receive or accept payments under a Subsidiary Guarantee at a time when they are not entitled to receive payment under the Notes.

      The Company may not make any payment of principal, premium, interest or other amount under the Notes or the Indenture or deposit pursuant to the provisions described under “— Defeasance” below and any Subsidiary Guarantor may not make any payment of principal, premium, interest or other amount under the Notes or the Indenture or deposit in respect of its Subsidiary Guarantee if:

(1) a payment default on any Designated Senior Debt (including upon any acceleration of the maturity thereof) occurs and is continuing; or

(2) any other default on Designated Senior Debt occurs that permits holders of Designated Senior Debt to accelerate the maturity thereof and the Trustee receives a notice of such default (a “Payment Blockage Notice”) from the representative of any Designated Senior Debt.

      Payments on the Notes or any Subsidiary Guarantee may and shall be resumed:

(1) in the case of a payment default upon the date on which such default is cured or waived or will have ceased to exist; and

(2) in the case of a nonpayment default upon the earlier of (x) the date on which such nonpayment default is cured or waived or will have ceased to exist (so long as no other default exists), (y) 180 days after the date on which the applicable Payment Blockage Notice is received, unless such Designated Senior Debt shall have been accelerated and such acceleration has not been rescinded and (z) the date on which the Trustee receives notice thereof from the holders of Designated Senior Debt, or a Representative rescinding the Payment Blockage Notice.

      The Notes shall not be subject to more than one Payment Blockage Period in any 360-day period, regardless of the number of defaults with respect to such period.

      No known Default (other than a payment default) that existed upon the commencement of a Payment Blockage Notice (whether or not such Event of Default is on the same Designated Senior Debt) shall be made the basis for the commencement of any other Payment Blockage Notice, unless such Default has been cured or waived or will have ceased to exist for a period of not less than 90 consecutive days subsequent to the commencement of such initial Payment Blockage Notice.

      The obligations of a Subsidiary Guarantor under its Subsidiary Guaranty are Senior Subordinated Obligations. As such, the rights of holders of the Notes to receive payment by a Subsidiary Guarantor pursuant to a Subsidiary Guaranty will be subordinated in right of payment to the rights of holders of Senior Debt of such Subsidiary Guarantor. The terms of the subordination and payment blockage provisions described above with respect to the Company’s obligations under the Notes apply equally to a Subsidiary Guarantor and the obligations of such Subsidiary Guarantor under its Subsidiary Guaranty.

      Upon any payment or distribution of the assets of the Company or any Subsidiary Guarantor or its property upon a total or partial liquidation or dissolution or reorganization of or similar proceeding relating to the Company, or such Subsidiary Guarantor or its property:

(1) the holders of Senior Debt will be entitled to receive payment in full in cash or cash equivalents of all such Senior Debt (including interest accruing after the commencement of any bankruptcy or other like proceeding at the rate specified in the applicable Senior Debt, whether or not such interest is an allowed claim in any such proceeding) before the holders of the Notes are entitled to receive any payment;

(2) until the obligations under or with respect to Senior Debt are paid in full, in cash or cash equivalents, any payment or distribution to which holders of the Notes would be entitled but for the subordination provisions of the indenture will be made to holders of such Senior Debt as their interest may appear; and

(3) if a distribution is made to holders of the Notes that, due to the subordination provisions, should not have been made to them, such holders of the Notes are required to hold it in trust for the holders of Senior Debt and pay it over to them as their interests may appear.

      Unsecured Debt is not deemed to be subordinate or junior to secured Debt merely because it is unsecured or because the secured debt receives priority in respect of asset sales, cash flows or other prepayments, and Debt which has different security or different priorities in the same security will not be deemed subordinate or junior to secured Debt no matter what the differences are.

      If payment or distribution of the Notes is accelerated because of an Event of Default, the Company or the Trustee shall promptly notify the holders of Senior Debt or the Representative of such holders of the acceleration.

      No provision contained in the indenture or the Notes will affect our obligation, which is absolute and unconditional, to pay the Notes when due. The subordination provisions of the indenture and the Notes will not prevent the occurrence of any Default or Event of Default under the indenture or limit the rights of the Trustee or any holder to pursue any other rights or remedies with respect to the Notes.

      By reason of the subordination provisions contained in the indenture, in the event of a bankruptcy, liquidation or insolvency proceeding of the Company or any Subsidiary Guarantor, holders of the Notes may recover less, ratably, than creditors of the Company or a Subsidiary Guarantor who are holders of Senior Debt.

      The terms of the subordination provisions described above will not apply to payments of money or of Government Obligations, or a combination thereof, held in trust and deposited at a time when permitted by the subordination provisions described above by the Trustee for the payment of principal of, premium (if any) and interest on the Notes pursuant to the provisions described under “— Defeasance”.

Optional Redemption

General.

      Except as set forth in the next succeeding paragraphs, the Notes will not be redeemable at the option of the Company prior to October 1, 2008. Starting on that date, the Company may redeem all or any portion of the Notes, at any time or from time to time, after giving the required notice under the indenture. The Notes may be redeemed at the redemption prices set forth below plus accrued and unpaid interest, if any, to the redemption date (subject to the right of holders of record on the relevant record date to receive interest due on the relevant interest payment date).

      The following prices are for Notes redeemed during the 12-month period commencing on October 1 of the years set forth below, and are expressed as percentages of principal amount:

Redemption Year	Price

2008	105.000%
2009	103.333%
2010	101.667%
2011 and thereafter	100.000%

Pre-2008 Redemption.

      At any time prior to October 1, 2008, the Notes may also be redeemed or purchased, by or on behalf of the Company, in whole, or any portion thereof, at the Company’s option (a “Pre-2008 Redemption”), at a price equal to 100% of the principal amount thereof plus the Applicable Premium as of, and accrued but unpaid interest, if any, to the date of redemption or purchase pursuant to such Pre-2008 Redemption (the “Pre-2008 Redemption Date”) (subject to the right of holders of record on the relevant record date to receive interest due on the relevant interest payment date). Such Pre-2008 Redemption or purchase may be made upon notice mailed by first-class mail to each holder’s registered address, not less than 30 nor more than 60 days prior to the Redemption Date. The Company may provide in such notice that payment of such price and performance of the Company’s obligations with respect to such redemption or purchase may be performed by another Person.

      “Applicable Premium” means, with respect to a Note at any Pre-2008 Redemption Date, the excess of (A) the present value at such Pre-2008 Redemption Date of (1) the redemption price of such Note on October 1, 2008 (as set forth in the table above) plus (2) all required remaining scheduled interest payments due on such Notes through October 1, 2008, computed using a discount rate equal to the Treasury Rate plus 50 basis points over (B) the principal amount of such Note on such Pre-2008 Redemption Date. Calculation of the Applicable Premium will be made by the Company or on behalf of the Company by such Person as the Company shall designate.

      “Treasury Rate” means, with respect to a Pre-2008 Redemption Date, the yield to maturity at the time of computation of United States Treasury securities with a constant maturity (as compiled and published in the most recent Federal Reserve Statistical Release H.15(519) that has become publicly available at least two Business Days prior to such Pre-2008 Redemption Date (or, if such Statistical Release is no longer published, any publicly available source of similar market data)) most nearly equal to the period from such Pre-2008 Redemption Date to October 1, 2008; provided, however, that if the period from such Pre-2008 Redemption Date to October 1, 2008 is not equal to the constant maturity of the United States Treasury security for which a weekly average yield is given, the Treasury Rate shall be obtained by linear interpolation (calculated to the nearest one-twelfth of a year) from the weekly average yields of United States Treasury securities for which such yields are given, except that if the period from such Pre-2008 Redemption Date to October 1, 2008 is less than one year, the weekly average yield on actually traded United States Treasury Securities adjusted to a constant maturity of one year shall be used.

      Any notice to holders of the Notes of a Pre-2008 Redemption hereunder needs to include the appropriate calculation of the redemption price, but does not need to include the redemption price itself. The actual redemption price, calculated as described above, must be set forth in an Officers’ Certificate of the Company delivered to the Trustee no later than two Business Days prior to the Pre-2008 Redemption Date.

Optional Redemption upon Equity Offerings.

      From time to time prior to October 1, 2006, the Company may redeem up to a maximum of 40% of the aggregate principal amount of the Notes issued under the indenture prior to such date, with the proceeds of one or more Qualified Equity Offerings, at a redemption price equal to 110% of the principal amount thereof, plus accrued and unpaid interest thereon, if any, to the redemption date (subject to the right of holders of record on the relevant record date to receive interest due on the relevant interest payment date); provided, however,that after giving effect to any such redemption, at least 60% of the aggregate principal amount of Notes issued under the indenture prior to such date remains outstanding. Any such redemption shall be made within 120 days of such Qualified Equity Offering upon not less than 30 nor more than 60 days’ prior notice.

Mandatory Redemption

      The Company is not required to make mandatory redemption or sinking fund payments with respect to the Notes. Under certain circumstances, the Company may be required to offer to purchase Notes as described under “— Repurchase at the Option of the Holders upon a Change of Control” and “— Certain Covenants — Limitation on Asset Sales.” The Company may, at any time and from time to time, purchase Notes in the open market or otherwise.

Selection and Notice of Redemption

      If the Company redeems less than all the Notes at any time, the Trustee will select Notes on a pro rata basis, by lot or by such other method as the Trustee in its sole discretion shall deem to be fair and appropriate.

      The Company will redeem Notes of $1,000 or an integral thereof in whole and not in part. The Company will cause notices of redemption to be mailed by first-class mail at least 30 but not more than 60 days before the redemption date to each holder of Notes to be redeemed at its registered address.

      If any Note is to be redeemed in part only, the notice of redemption that relates to that Note will state the portion of the principal amount thereof to be redeemed. The Company will issue a new Note in a principal amount equal to the unredeemed portion of the original Note in the name of the holder upon cancellation of the original Note. Notes called for redemption become due on the date fixed for redemption. On and after such redemption date, interest ceases to accrue on the Notes or portions thereof called for such redemption.

Repurchase at the Option of Holders upon a Change of Control

      Upon the occurrence of a Change of Control, each holder of Notes will have the right to require the Company to repurchase all or any part of such holder’s Notes pursuant to the offer described below (the “Change of Control Offer”) at a purchase price equal to 101% of the principal amount thereof, plus accrued and unpaid interest, if any, to the purchase date (subject to the right of holders of record on the relevant record date to receive interest due on the relevant interest payment date) (the “Change of Control Purchase Price”); provided, however, that notwithstanding the occurrence of a Change of Control, the Company shall not be obligated to purchase the Notes pursuant to this covenant in the event that it has mailed the notice to exercise its right to redeem all the Notes under the terms of the covenant titled “— Optional Redemption” at any time prior to the requirement to consummate the Change of Control Offer and redeems the Notes in accordance with such notice.

      Within 30 days following any Change of Control, or, at the Company’s option, prior to the consummation of such Change of Control but after it is publicly announced, the Company shall send, by first-class mail, with a copy to the Trustee, to each holder of Notes, at such holder’s address appearing in the Note register, a notice stating:

(1) that a Change of Control has occurred or will occur and a Change of Control Offer is being made pursuant to the covenant described under “— Repurchase at the Option of Holders upon a Change of Control” and that all Notes timely tendered will be accepted for payment;

(2) the Change of Control Purchase Price and the purchase date (the “Change of Control Payment Date”), which shall be, subject to any contrary requirements of applicable law, a Business Day and a point in time occurring after the consummation of the Change of Control and not later than 60 days from the date such notice is mailed;

(3) the circumstances and relevant facts regarding the Change of Control;

(4) if the notice is mailed prior to a Change of Control, that the Change of Control Offer is conditioned on the Change of Control occurring and Notes will not be accepted for payment unless and until the Change of Control is consummated; and

(5) the procedures that holders of Notes must follow in order to tender their Notes (or portions thereof) for payment, and the procedures that holders of Notes must follow in order to withdraw an election to tender Notes (or portions thereof) for payment.

      Holders electing to have a Note purchased shall be required to surrender the Note, with an appropriate form duly completed, to the Company or its agent at the address specified in the notice at least three Business Days prior to the Change of Control Payment Date. Holders shall be entitled to withdraw their election if the Trustee or the Company receives, not later than one Business Day prior to the Change of Control Payment Date, a telegram, telex, facsimile transmission, electronic mail or letter setting forth the name of the holder, the principal amount of the Note that was delivered for purchase by the holder and a statement that such holder is withdrawing its election to have such Note purchased.

      On or prior to the Change of Control Payment Date, the Company shall irrevocably deposit with the Trustee or with the paying agent (or, if the Company or any of its Subsidiaries is acting as the paying agent, segregate and hold in trust) in cash an amount equal to the Change of Control Purchase Price payable to the holders entitled thereto, to be held for payment in accordance with the provisions of this covenant. On the Change of Control Payment Date, the Company or its agent shall deliver to the Trustee the Notes or portions thereof that have been properly tendered to and are to be accepted by the Company for payment. The Trustee or the paying agent shall, on the Change of Control Payment Date, mail or deliver payment to each tendering holder of the Change of Control Purchase Price. In the event that the aggregate Change of Control Purchase Price is less than the amount delivered by the Company to the Trustee or the paying agent, the Trustee or the paying agent, as the case may be, shall deliver the excess to the Company immediately after the Change of Control Payment Date.

      The Company will comply, to the extent applicable, with the requirements of Section 14(e) and Rule 14e-1 of the Exchange Act and any other applicable securities laws or regulations in connection with the repurchase of Notes pursuant to a Change of Control Offer, including any applicable securities laws of the United States. To the extent that the provisions of any securities laws or regulations conflict with the provisions of the covenant described hereunder, the Company will comply with the applicable securities laws and regulations and will not be deemed to have breached its obligations under this covenant by virtue of such compliance with these securities laws or regulations.

      The Change of Control repurchase feature is a result of negotiations between the Company and the initial purchasers. The Change of Control feature may, in certain circumstances, make more difficult or discourage a sale or takeover of Holding or the Company, and, thus, the removal of incumbent management. The Company has no present intention to engage in a transaction involving a Change of Control, although it is possible that it would decide to do so in the future. Subject to certain covenants described below, the Company could, in the future, enter into certain transactions, including acquisitions, refinancings or other recapitalizations, that would not constitute a Change of Control under the indenture, but that could increase the amount of debt outstanding at such time or otherwise affect our capital structure or credit ratings.

      The definition of Change of Control includes a phrase relating to the sale, transfer, assignment, lease, conveyance or other disposition of “all or substantially all” of the Company’s and its Restricted Subsidiaries’ assets, taken as a whole. Although there is case law interpreting the phrase “substantially all,” there is no precise established definition of the phrase. Accordingly, if the Company were to dispose of less than all its assets, it may be unclear whether a holder of Notes has the right to require the Company to repurchase its Notes.

      The Credit Agreement contains, and future debt of the Company or the Subsidiary Guarantors may contain, limitations on certain events that would constitute a Change of Control or require such debt to be repurchased upon a Change of Control. Moreover, the exercise by holders of the Notes of their right to require the Company to repurchase their Notes could cause a default under existing or future debt of the Company or the Subsidiary Guarantors, even if the Change of Control itself does not, due to the financial effect of such repurchase on us. Finally, the Company’s ability to pay cash to holders of the Notes upon a repurchase may be limited by the Company’s and the Subsidiary Guarantors’ financial resources at that time. We cannot assure you that sufficient funds will be available when necessary to make any required repurchases. The Company’s failure to purchase Notes in connection with a Change of Control would result in a default under the indenture. Such a default would, in turn, constitute a default under the Company’s existing debt, and may constitute a default under future debt as well. See “Risk Factors — Risks Relating to the Notes — We may not have the ability to raise the funds to purchase the notes upon a change of control as required by the indenture governing the notes.” The Company’s obligation to make an offer to repurchase the Notes as a result of a Change of Control may be waived or modified at any time prior to the occurrence of such Change of Control with the written consent of the holders of a majority in principal amount of the Notes. See “— Amendments and Waivers.”

      The Company will not be required to make a Change of Control Offer upon a Change of Control if another entity makes the Change of Control Offer in the manner, at the times and otherwise in compliance with the requirements set forth in the indenture applicable to a Change of Control Offer made by the Company and purchases all Notes properly tendered and not withdrawn under the Change of Control Offer.

Certain Covenants

Covenant Suspension.

      During any period of time that the Notes have Investment Grade Ratings from the Required Rating Agencies, the Company and the Restricted Subsidiaries will not be subject to the following provisions of the indenture:

•	“— Limitation on Debt,”

•	“— Limitation on Restricted Payments,”

•	“— Limitation on Asset Sales,”

•	“— Limitation on Restrictions on Distributions from Restricted Subsidiaries,”

•	“— Limitation on Transactions with Affiliates,”

•	clause (x) of the fourth paragraph of “— Designation of Restricted and Unrestricted Subsidiaries,”

•	“— Limitation on Business,”

•	“— Repurchase at the Option of Holders upon a Change of Control,”

•	clause (d) of the first paragraph and the second paragraph of “— Merger, Consolidation and Sale of Property.”

      (collectively, the “Suspended Covenants”). In the event that the Company and the Restricted Subsidiaries are not subject to the Suspended Covenants for any period of time as a result of the preceding sentence and, subsequently, a Required Rating Agency withdraws its rating or downgrades the rating assigned to the Notes so that the Notes no longer have Investment Grade Ratings from the Required Rating Agencies or a Default or Event of Default occurs and is continuing, then the Company and the Restricted Subsidiaries will from such time and thereafter again be subject to the Suspended Covenants and compliance with the Suspended Covenants with respect to Restricted Payments made after the time of such withdrawal, Default or Event of Default will be calculated in accordance with the terms of the covenant described below under “— Limitation on Restricted Payments” as though such covenant had been in effect during the entire period of time from the Issue Date.

Limitation on Debt.

      The Company will not, and will not permit any Restricted Subsidiary to, Incur any Debt; provided, however, that the Company or any Restricted Subsidiary may Incur Debt and the Company or any Restricted Subsidiary may Incur Acquired Debt if the Company’s Fixed Charge Coverage Ratio for the most recently ended four fiscal quarters for which financial statements have been filed with the Commission or delivered to the Trustee (which, for periods prior to the quarter ended June 30, 2004, will include periods prior to the Issue Date) pursuant to the covenant described under “— Reports” immediately preceding the date on which such Debt is incurred would have been at least 2.00 to 1.00, determined on a pro forma basis (including pro forma application of the net proceeds therefrom for such four-quarter period), as if the additional Debt (including Acquired Debt) had been incurred at the beginning of such four-quarter period, with revolving credit facility being deemed to be utilized only to the extent of amounts outstanding thereunder.

      Notwithstanding the immediately preceding paragraph, any or all of the following Debt (collectively, “Permitted Debt”) may be Incurred at any time and without compliance with the immediately preceding paragraph;

(a) Debt of the Company or any Subsidiary Guarantor under a Credit Facility; provided that the aggregate principal amount of all such Debt under Credit Facilities shall not exceed the greater of (x) $385.0 million at any time outstanding less (i) the amount of any permanent mandatory repayments of principal of term loans made under a Credit Facility and (ii) the amount of any permanent mandatory repayments of principal of revolving loans made under a Credit Facility which was incurred under this clause (a) which are accompanied by a corresponding permanent commitment reduction, in each case under clause (i) and (ii) which are made with Net Available Cash from Asset Sales as required as a result of a sale of assets and (y) the product of 2.00 and the Company’s Consolidated EBITDA for the most recently ended four fiscal quarters for which financial statements have been filed with the Commission or delivered to the Trustee pursuant to the covenant described under “— Reports;”

(b) the Notes (excluding any Additional Notes) and related Subsidiary Guarantees and any Notes and related Subsidiary Guarantees issued in exchange for the Notes (excluding any Additional Notes) and related Subsidiary Guarantees pursuant to the Registration Rights Agreement;

(c) Debt of the Company or any Restricted Subsidiary in respect of Capital Lease Obligations and Purchase Money Debt, provided that:

(1) the aggregate principal amount of such Debt secured thereby does not exceed the Fair Market Value (on the date of the Incurrence thereof) of the Property acquired, constructed or leased, and

(2) the aggregate principal amount of all Debt Incurred and then outstanding pursuant to this clause (c) and Permitted Refinancing of Debt Incurred and then outstanding pursuant to this clause (c) does not exceed $75.0 million;

(d) Debt (1) of the Company owing to and held by any Restricted Subsidiary, (2) of a Restricted Subsidiary owing to and held by the Company or any other Restricted Subsidiary; provided, however, that any subsequent issue or transfer of Capital Stock or other event that results in any such Restricted Subsidiary ceasing to be a Restricted Subsidiary or any subsequent transfer of any such Debt (except to the Company or a Restricted Subsidiary) shall be deemed, in each case, to constitute the Incurrence of such Debt by the issuer thereof not permitted by this clause (d);

(e) Debt Incurred and outstanding on or prior to the date on which such Person was acquired by the Company or any Restricted Subsidiary or assumed by the Company or any Restricted Subsidiary at the time of acquisition of all or any portion of the assets (or any business or product line of another Person) (other than Debt Incurred in connection with or to provide all or any portion of the funds or credit support utilized to consummate, the transaction or series of related transactions pursuant to which such Subsidiary became a Restricted Subsidiary or was acquired by the Company); provided, however, at the time of such acquisition and after giving effect thereto, the aggregate principal amount of all the Debt Incurred and then outstanding pursuant to this clause (e) and Permitted Refinancing of Debt Incurred and then outstanding pursuant to this clause (e) does not exceed $25.0 million;

(f) Debt under Interest Rate Agreements entered into by the Company or a Restricted Subsidiary in the ordinary course of their financial management and not for speculative purposes;

(g) Debt under Currency Exchange Protection Agreements entered into by the Company or a Restricted Subsidiary in the ordinary course of their financial management and not for speculative purposes;

(h) Debt under Commodity Price Protection Agreements entered into by the Company or a Restricted Subsidiary in the ordinary course of their financial management and not for speculative purposes;

(i) Debt of the Company or a Restricted Subsidiary in connection with (1) one or more letters of credit issued by any of them in the ordinary course of business with respect to trade payables relating to the purchase of materials by such Persons and (2) other letters of credit, surety, performance, appeal or similar bonds, banker’s acceptances, completion guarantees or similar instruments issued in the ordinary course of business of the Company or a Restricted Subsidiary, including letters of credit or similar instruments pursuant to self-insurance and workers’ compensation obligations; provided that upon the drawing of such letters of credit or other instrument, such obligations are reimbursed within 30 days following such drawing; provided, further, that with respect to clauses (1) and (2) above, such Debt is not in connection with the borrowing of money or the obtaining of advances;

(j) Debt of the Company or a Restricted Subsidiary arising from the honoring by a bank or other financial institution of a check, draft or similar instrument written in the ordinary course of business and drawn against insufficient funds; provided that such Debt remains outstanding for ten Business Days or less;

(k) Debt of the Company or a Restricted Subsidiary arising from agreements for indemnification, purchase price adjustment obligations and earn-outs or other similar obligations, in each case, Incurred or assumed in connection with the acquisition or disposition of any Property and including by way of merger or consolidation; provided that the maximum assumable liability in respect of all such obligations shall at no time exceed the gross proceeds actually received by the Company and the Restricted Subsidiaries, including the Fair Market Value of non-cash proceeds;

(l) Debt of the Company or a Restricted Subsidiary consisting of a Guarantee of, or a Lien securing, Debt of the Company or a Restricted Subsidiary; provided that such Debt constitutes Debt that is permitted to be Incurred pursuant to this covenant, but subject to compliance with the other provisions described under “— Certain Covenants;”

(m) Debt of the Company or a Restricted Subsidiary in respect of netting services, overdraft protection and otherwise in connection with deposit accounts; provided that such Debt remains outstanding for ten Business Days or less;

(n) Debt of the Company or a Restricted Subsidiary that was outstanding on the Issue Date and is not otherwise described in clauses (a) through (m) above;

(o) Guarantees in the ordinary course of business of the obligations of suppliers, customers, franchisers and licensees;

(p) Permitted Refinancing Debt; and

(q) Debt of the Company or a Restricted Subsidiary or the issuance of Disqualified Stock in a principal amount or liquidation value, as applicable, outstanding at any one time not to exceed $100.0 million in the aggregate for all such Debt and Disqualified Stock (which Debt may, but need not, be incurred, in whole or in part, under a Credit Facility).

      For the purposes of determining compliance with this covenant, in the event that an item of Debt meets the criteria of more than one of the types of Debt permitted by this covenant or is entitled to be Incurred pursuant to the first paragraph of this covenant, the Company in its sole discretion shall be permitted to classify on the date of its Incurrence, or later reclassify, all or a portion of such item of Debt in any manner that complies with this covenant.

      Debt permitted by this covenant need not be permitted solely by reference to one provision permitting such Debt but may be permitted in part by one such provision and in part by one or more other provisions of this covenant permitting such Debt.

      For the purposes of determining any particular amount of Debt under this covenant, (a) Guarantees, Liens, obligations with respect to letters of credit and other obligations supporting Debt otherwise included in the determination of a particular amount will not be included and (b) any Liens granted to the holders of the Notes that are permitted by the covenant described under “— Limitation on Liens” will not be treated as Debt.

      For purposes of determining compliance with any dollar-denominated restriction on the Incurrence of Debt, with respect to any Debt which is denominated in a foreign currency, the dollar-equivalent principal amount of such Debt Incurred pursuant thereto shall be calculated based on the relevant currency exchange rate in effect on the date that such Debt was Incurred, and any such foreign-denominated Debt may be refinanced or replaced or subsequently refinanced or replaced in an amount equal to the dollar equivalent principal amount of such Debt on the date of such refinancing or replacement whether or not such amount is greater or less than the dollar-equivalent principal amount of the Debt on the date of initial incurrence.

      If obligations in respect of letters of credit are Incurred pursuant to the Credit Facility and are being treated as incurred pursuant to clause (a) of the second paragraph of this covenant and the letters of credit relate to other Debt, then such other Debt shall be deemed not Incurred.

      Notwithstanding any other provision of this covenant, neither the Company nor any Subsidiary Guarantor shall Incur any Debt that is expressly subordinated in right of payment to any other Debt of the Company or such Subsidiary Guarantor unless such Debt is pari passu with or is expressly subordinated in right of payment to the Notes. No Debt will be deemed to be Senior Debt solely by virtue of being secured on a first or junior priority basis.

Limitation on Restricted Payments.

      The Company shall not make, and shall not permit any Restricted Subsidiary to make, any Restricted Payment if at the time of, and after giving effect to, such proposed Restricted Payment,

(a) a Default or Event of Default shall have occurred and be continuing,

(b) the Company could not Incur at least $1.00 of additional Debt pursuant to the first paragraph of the covenant described under “— Limitation on Debt,” or

(c) the aggregate amount of such Restricted Payment and all other Restricted Payments declared or made since the Issue Date (the amount of any Restricted Payment, if made other than in cash, to be based upon Fair Market Value) would exceed an amount equal to the sum of:

(1) 50% of the aggregate amount of Consolidated Net Income accrued on a cumulative basis during the period (treated as one accounting period) from the first day of the fiscal quarter in which the Issue Date occurs to the end of the most recent fiscal quarter ended prior to the date of such proposed Restricted Payment for which financial statements are available pursuant to the covenant described under “— Reports” below (or if the aggregate amount of cumulative Consolidated Net Income for such period shall be a deficit, minus 100% of such deficit), plus

(2) 100% of Capital Stock Sale Proceeds and cash capital contributions after the Issue Date by a Person who is not the Company or a Restricted Subsidiary of the Company, plus (without duplication)

(3) the aggregate net cash proceeds received by the Company or a Restricted Subsidiary from the issuance or sale after the Issue Date of convertible or exchangeable Debt or Disqualified Stock that has been converted into or exchanged for its Capital Stock (other than Disqualified Stock) together with the aggregate net cash proceeds received by the Company or a Restricted Subsidiary at the time of such conversion or exchange, but excluding: (x) any such Debt issued or sold to the Company or a Restricted Subsidiary or an employee stock ownership plan or trust established by the Company or a Restricted Subsidiary for the benefit of its employees and (y) the aggregate amount of any cash or other Property distributed by the Company or a Restricted Subsidiary upon any such conversion or exchange, plus (without duplication),

(4) an amount equal to the sum of:

(a) the net reduction in Investments made after the Issue Date in any Person other than the Company or a Restricted Subsidiary resulting from dividends, repayments of loans or advances, return of capital or other transfers, sales or liquidations of Property or any other disposition or repayment of such Investments, in each case to the Company or any Restricted Subsidiary from any Person (other than the Company or a Restricted Subsidiary), less the cost of the disposition of such Investments; and

(b) the Fair Market Value of the Investment of the Company and the Restricted Subsidiaries in an Unrestricted Subsidiary or other Person at the time such Unrestricted Subsidiary or other Person is designated a Restricted Subsidiary; provided, however, that the sum of (a) and (b) described in this clause (4) shall not exceed the sum of the amount of Investments made prior to the date of determination (and treated as a Restricted Payment) by the Company or a Restricted Subsidiary in such Person; plus

(5) $15.0 million.

      Notwithstanding the foregoing limitation, the Company or a Restricted Subsidiary may:

(i) pay dividends on Capital Stock of the Company within 60 days of the declaration thereof if, on said declaration date, such dividends could have been paid in compliance with the indenture (such dividend to be included in the calculation of the amount of Restricted Payments only at the time such dividend is paid);

(ii) purchase, repurchase, redeem, legally defease, acquire or retire for value Capital Stock of the Company, or options, warrants or other rights to acquire such Capital Stock, or Subordinated Obligations in exchange for, or out of the proceeds of the substantially concurrent sale of, Capital Stock (other than Disqualified Stock) of the Company or options, warrants or other rights to acquire such Capital Stock (other than any such Capital Stock (or options, warrants or other rights to acquire such Capital Stock) issued or sold to a Restricted Subsidiary or an employee stock ownership plan or trust established by the Company or such Restricted Subsidiary for the benefit of its employees and except to the extent that any purchase made pursuant to such issuance or sale is financed by the Company or a Restricted Subsidiary) or a capital contribution to the Company from a person other than the Company or a Restricted Subsidiary; provided, however, that such purchase, repurchase, redemption, legal defeasance, acquisition or retirement shall not be included in the calculation of the amount of Restricted Payments and the Capital Stock Sale Proceeds from such exchange or sale shall not be included in the calculation pursuant to clause (c)(2) above;

(iii) purchase, repurchase, redeem, legally defease, acquire or retire for value any Subordinated Obligations in exchange for or out of the proceeds of the substantially concurrent sale of Capital Stock (other than Disqualified Stock) of the Company or options, warrants or other rights to acquire such Capital Stock (other than any such Capital Stock (or options, warrants or other rights to acquire such Capital Stock) issued or sold to a Restricted Subsidiary or an employee stock ownership plan or trust established by the Company or such Restricted Subsidiary for the benefit of its employees and except to the extent that any purchase made pursuant to such issuance or sale is financed by the Company or a Restricted Subsidiary) or a capital contribution to the Company from a person other than the Company or a Restricted Subsidiary; provided that such purchase, repurchase, redemption, legal defeasance, acquisition or retirement shall not be included in the calculation of the amount of Restricted Payments and the Capital Stock Sale Proceeds from such exchange or sale shall not be included in the calculation pursuant to clause (c)(2) above;

(iv) purchase, repurchase, redeem, legally defease, acquire or retire for value any Subordinated Obligations of the Company or any Restricted Subsidiary in exchange for, or out of the proceeds of the substantially concurrent sale of, Permitted Refinancing Debt; provided that such purchase, repurchase, redemption, legal defeasance, acquisition or retirement shall not be included in the calculation of the amount of Restricted Payments;

(v) so long as no Default has occurred and is continuing, repurchase or otherwise acquire or, pay dividends directly or indirectly to Holding to provide Holding amounts to repurchase or otherwise acquire, shares of, or options to purchase shares of, the Company’s or Holding’s Capital Stock from their respective employees, former employees, directors or former directors, consultants or former consultants (or permitted transferees of such employees, former employees, directors or former directors or consultants or former consultants), pursuant to the terms of agreements (including, without limitation, employment agreements) or plans or in each case amendments thereto approved by the Board of Directors of the Company or Holding, as the case may be, under which such individuals purchase or sell, or are granted the option to purchase or sell, shares of such Capital Stock; provided that the aggregate amount of all such repurchases and other acquisitions and dividends (other than such repurchases or other acquisitions or dividends made in connection with the Merger, which shall not be limited) shall not exceed $5.0 million in any calendar year (any such amounts not used in a calendar year shall be available for use in any subsequent year) plus the proceeds of any “key man” life insurance policies that are used to make such repurchases of shares owned by the “key man” or his estate; provided, further, that such repurchase or other acquisition or dividend shall not be included in the calculation of the amount of Restricted Payments and the Capital Stock Sale Proceeds from such sales shall not be included in the calculation pursuant to clause (c) above;

(vi) make cash payments or, pay dividends directly or indirectly to Holding to provide Holding amounts to make cash payments, in lieu of issuance of fractional shares in connection with the exercise of warrants, options or other securities convertible into or exchangeable for the Company’s or Holding’s Capital Stock; provided that any such payments and dividends shall not be included in the calculation of the amount of Restricted Payments;

(vii) repurchase or, pay dividends directly or indirectly to Holding to provide Holding amounts to repurchase, the Company’s or Holding’s Capital Stock to the extent such repurchase is deemed to occur upon a cashless exercise of stock options or warrants; provided that all such repurchases and dividends shall not be included in the calculation of the amount of Restricted Payments and no proceeds in respect of the issuance of such Capital Stock shall be deemed to have been received for the purposes of clause (c)(2) above;

(viii) repurchase or redeem or, pay dividends directly or indirectly to Holding to provide Holding amounts to repurchase or redeem, preferred stock purchase rights issued in connection with any shareholder rights plan of the Company or Holding, as the case may be; provided that any such payments shall not be included in the calculation of the amount of Restricted Payments;

(ix) so long as no Default or Event of Default shall have occurred and be continuing, repurchase any Subordinated Obligations or Disqualified Stock of the Company or a Restricted Subsidiary at a purchase price not greater than 101% of the principal amount or liquidation preference of such Subordinated Obligation or Disqualified Stock plus accrued and unpaid interest or dividends, as appropriate, in the event of a Change of Control pursuant to a provision similar to “— Repurchase at the Option of Holders upon a Change of Control” in the documents governing such Subordinated Obligation or Disqualified Stock; provided that prior to consummating any such repurchase, the Company has made the Change of Control Offer required by the indenture and has repurchased all Notes validly tendered for payment in connection with such Change of Control Offer; provided, further, that such payments shall be included in the calculation of the amount of Restricted Payments;

(x) so long as no Default or Event of Default shall have occurred and be continuing, following an Asset Sale, to the extent permitted by the covenant entitled “— Limitation on Asset Sales,” and using the Net Available Cash generated from such Asset Sale, repurchase any Subordinated Obligation or Disqualified Stock of the Company or a Subsidiary Guarantor at a purchase price not greater than 100% of the principal amount or liquidation preference of such Subordinated Obligation or Disqualified Stock plus accrued and unpaid interest or dividends, as appropriate, pursuant to a provision similar to the “— Limitation on Asset Sales” covenant in the documents governing such Subordinated Obligation or Disqualified Stock; provided that prior to consummating any such repurchase, the Company has made the Prepayment Offer required by the indenture and has repurchased all Notes validly tendered for payment in connection with such Prepayment Offer; provided, further, that such payments shall be included in the calculation of the amount of Restricted Payments;

(xi) so long as no Default or Event of Default shall have occurred and be continuing, the Company and any Restricted Subsidiary may pay dividends directly or indirectly to Holding to provide Holding amounts to purchase its common stock for contribution to employee stock purchase and deferred compensation plans, in the ordinary course of business; provided that the aggregate amount of dividends paid in reliance on this clause (xi) shall not exceed $5.0 million in any calendar year; provided, further, that such payments shall be included in the calculation of the amount of the Restricted Payments;

(xii) so long as no Default or Event of Default shall have occurred and be continuing, make payments directly or indirectly to Holding to pay fees and expenses (A) pursuant to the Management Agreements (x) promptly on or after the Issue Date, to fund the one-time transaction fees related to the Transactions not to exceed an aggregate amount of $20 million and (y) thereafter, not to exceed in any calendar year the aggregate amount of $3.75 million plus an amount equal to the cumulative CPI Increase Amount for each calendar year following the Issue Date (the “Management Payment”) and (B) pursuant to the Fee Agreement, the Subscription Agreements, the DG Equity Rollover Agreement, as well as in connection with the Transactions, not to exceed the aggregate amount of $140 million collectively (including (A)(x) above); provided that no payments to Holding with respect to such fees and expenses described in this clause (xii) shall be paid to the extent the Company has already paid such fees and expenses; provided, further, however, that such payments shall be excluded in the calculation of the amount of Restricted Payments;

(xiii) dividends paid directly or indirectly to Holding to be used by Holding solely to pay its franchise taxes and other fees required to maintain its corporate existence and to pay for other taxes and general corporate and overhead expenses (including salaries and other compensation of employees) incurred by Holding in the ordinary course of its business as a holding company for the Company; provided, however, that such dividends shall not exceed $500,000 in any calendar year; provided further, however, that such dividends shall be excluded in the calculation of the amount of Restricted Payments;

(xiv) dividends, distributions or advances paid directly or indirectly to Holding to be used by Holding to pay consolidated, combined or similar Federal, state and local taxes payable by Holding and directly attributable to (or arising as a result of) the operations of the Company and its Subsidiaries; provided, however, that (A) the amount of such dividends, distributions or advances paid shall not exceed the amount that would be due with respect to a consolidated, combined or similar Federal, state or local tax return that included the Company and its Subsidiaries and (B) such dividends, distributions or advances paid pursuant to this clause (xiv) are used by Holding for such purposes within 90 days of the receipt of such dividends; provided further, however, that such dividends, distributions or advances paid shall be excluded in the calculation of the amount of Restricted Payments;

(xv) so long as no Default or Event of Default shall have occurred and be continuing, make any other Restricted Payment so long as the Total Leverage Ratio, after giving effect to such Restricted Payment, is less than 2.80x; provided, however, that the aggregate amount of such payments pursuant to this clause (xv) shall not exceed $75.0 million; provided, further, however, that such payments made shall be included in the calculation of the amount of Restricted Payments;

(xvi) so long as no Default or Event of Default shall have occurred and be continuing, make any other Restricted Payment which, together with all other Restricted Payments made pursuant to this clause (xvi) since the Issue Date, does not exceed $25.0 million; provided that such payments shall be included in the calculation of the amount of Restricted Payments.

      The amount of any non-cash Restricted Payment shall be deemed to be equal to the Fair Market Value thereof at the date of making such Restricted Payment.

Limitation on Liens.

      The Company shall not, and shall not permit any Subsidiary Guarantor to, Incur or suffer to exist any Lien (other than Permitted Liens and Liens securing Senior Debt) upon any of its Property (including Capital Stock of a Subsidiary Guarantor and intercompany notes), or any interest therein or any income or profits therefrom, unless:

(1) in the case of a Lien securing Subordinated Obligations, the Notes and the related Note Guarantees are secured by a Lien on such Property or such interest therein or such income or profits therefrom that is senior in priority to the Lien securing such Subordinated Obligations for so long as such Subordinated Obligations are so secured; and

(2) in the case of a Lien securing Senior Subordinated Debt, the Notes and the related Subsidiary Guarantees are equally and ratably secured by a Lien on such Property or such interest therein or profits therefrom for so long as such Senior Subordinated Debt is so secured.

Limitation on Asset Sales

      The Company shall not, and shall not permit any Restricted Subsidiary to, consummate any Asset Sale unless:

(a) the Company or such Restricted Subsidiary receives consideration at least equal to the Fair Market Value (as of the time of such Asset Sale) of the Property subject to such Asset Sale;

(b) in the case of Asset Sales which are not Permitted Asset Swaps, at least 75% of the consideration paid to the Company (as measured at the time of such Asset Sale without giving effect to any future change in the value of such consideration following consummation of the Asset Sale) or such Restricted Subsidiary in connection with such Asset Sale is in the form of (1) cash or Temporary Cash Investments; (2) the assumption by the purchaser of liabilities of the Company or any Restricted Subsidiary (other than liabilities that are by their terms subordinated to the Notes or any Subsidiary Guarantee of such Restricted Subsidiary) as a result of which the Company and the Restricted Subsidiaries are no longer obligated with respect to such liabilities; (3) any securities, Notes or other obligations received by the Company or a Restricted Subsidiary from such transferee that are converted into cash (to the extent of the cash received) within 90 days after receipt; (4) Properties to be used by the Company or a Restricted Subsidiary in a Related Business or Capital Stock of an entity engaged in a Related Business so long as the receipt of such Capital Stock is a Permitted Investment or otherwise complies with the covenant described under “— Limitation on Restricted Payments”; or (5) a combination of the consideration specified in clauses (1) through (4); and

(c) the Company delivers an Officers’ Certificate to the Trustee certifying that such Asset Sale complies with the foregoing clauses (a) and (b).

      The Net Available Cash (or any portion thereof) from Asset Sales may be applied by the Company or a Restricted Subsidiary, to the extent the Company or a Restricted Subsidiary elects (or is required by the terms of any Debt):

(a) to permanently prepay or permanently repay, repurchase or redeem any (i) Senior Debt, (ii) Debt which had been secured by the assets sold in the relevant Asset Sale and (iii) Debt of a Restricted Subsidiary that is not a Subsidiary Guarantor; or

(b) to reinvest in Additional Assets (including by means of an Investment in Additional Assets with Net Available Cash received by the Company or a Restricted Subsidiary); or

(c) a combination of repayment and reinvestment permitted by the foregoing clauses (a) and (b).

      Pending the final application of the Net Available Cash (or any portion thereof), the Company or a Restricted Subsidiary may temporarily repay Senior Debt or otherwise invest such Net Available Cash in Temporary Cash Investments.

      Any Net Available Cash from an Asian Subsidiary Equity Offering may be retained by the Subsidiary making the Equity Offering and/or used for any purpose not restricted by the indenture until such time as such Net Available Cash is repatriated to the United States, if at all, at which time it shall be applied as set forth above within 365 days of repatriation or, if not applied within such 365 day period following repatriation, as set forth below. Subject to the immediately preceding sentence, any Net Available Cash from an Asset Sale not applied in accordance with the second preceding paragraph within 365 days (or if a binding agreement to reinvest has been entered into within 365 days, such reinvestment occurs within 90 days of the end of the 365 day period) from the date of the receipt of such Net Available Cash shall constitute “Excess Proceeds.”

When the aggregate amount of Excess Proceeds exceeds $10.0 million, the Company will be required to make an offer to purchase (the “Prepayment Offer”) the Notes and any other Debt of the Company outstanding on the date of the Prepayment Offer that is pari passu in right of payment with the Notes or a Subsidiary Guarantee and subject to terms and conditions in respect of Asset Sales similar in all material respects to the covenant described hereunder and requiring the Company to make an offer to purchase such Debt at substantially the same time as the Prepayment Offer, which offer shall be in the amount of the Allocable Excess Proceeds, on a pro rata basis according to principal amount, at a purchase price equal to 100% of the principal amount thereof, plus accrued and unpaid interest, if any, to the purchase date (subject to the right of holders of record on the relevant record date to receive interest due on the relevant interest payment date), in accordance with the procedures (including prorating in the event of oversubscription) set forth herein. To the extent that any portion of the amount of Net Available Cash remains after compliance with the preceding sentence, the Company or such Restricted Subsidiary may use such remaining amount for any purpose not restricted by the indenture and the amount of Excess Proceeds will be reset to zero.

      The term “Allocable Excess Proceeds” will mean the product of:

(a) the Excess Proceeds and

(b) a fraction,

(1) the numerator of which is the aggregate principal amount of the Notes outstanding on the date of the Prepayment Offer, together with any accrued and unpaid interest, and

(2) the denominator of which is the sum of (A) the aggregate principal amount of the Notes outstanding on the date of the Prepayment Offer, together with any accrued and unpaid interest, and (B) the aggregate principal amount of other Debt of the Company or a Subsidiary Guarantor outstanding on the date of the Prepayment Offer that is pari passu in right of payment with the Notes or a Subsidiary Guarantee, as the case may be, and subject to terms and conditions in respect of Asset Sales similar in all material respects to the covenant described hereunder and requiring the Company or a Subsidiary Guarantor to make an offer to purchase such Debt at substantially the same time as the Prepayment Offer (subject to proration in the event that such amount is less than the aggregate offer price of all Notes tendered).

      Within 15 Business Days after the Company is obligated to make a Prepayment Offer as described in the second preceding paragraph, the Company shall send a written notice, by first-class mail, to the holders of Notes with a copy to the Trustee, accompanied by such information regarding the Company and the Subsidiary Guarantors as the Company in good faith believes will enable such holders to make an informed decision with respect to such Prepayment Offer. Such notice shall state, among other things, the purchase price and the purchase date (the “Purchase Date”), which shall be, subject to any contrary requirements of applicable law, a Business Day no earlier than 20 Business Days nor later than 60 Business Days from the date such notice is mailed.

      Not later than the date upon which written notice of a Prepayment Offer is delivered to the holders of the Notes as provided above, the Company shall deliver to the Trustee an Officers’ Certificate as to (i) the amount of the Prepayment Offer (the “Offer Amount”), (ii) the allocation of the Net Available Cash from the Asset Sales pursuant to which such Prepayment Offer is being made and (iii) the compliance of such allocation with the provisions of the second paragraph of this covenant. On or before the Purchase Date, the Company shall also irrevocably deposit with the Trustee or with the paying agent (or, if the Company or a Wholly Owned Subsidiary is the paying agent, shall segregate and hold in trust) in Temporary Cash Investments (other than in those enumerated in clause (b) of the definition of Temporary Cash Investments), maturing on the last day prior to the Purchase Date or on the Purchase Date if funds are immediately available by the opening of business, an amount equal to the Offer Amount to be held for payment in accordance with the provisions of this covenant. Upon the expiration of the period for which the Prepayment Offer remains open (the “Offer Period”), the Company shall deliver to the Trustee for cancellation the Notes or portions thereof that have been properly tendered to and are to be accepted by the Company. The Trustee or the paying agent shall, on the Purchase Date, mail or deliver payment to each tendering holder in the amount of the purchase price. In the event that the aggregate purchase price of the Notes delivered by the Company to the Trustee is less than the Offer Amount, the Trustee or the paying agent shall deliver the excess to the Company immediately after the expiration of the Offer Period for application in accordance with this covenant.

      Holders electing to have a Note purchased shall be required to surrender the Note, with an appropriate form duly completed, to the Company or its agent at the address specified in the notice at least three Business Days prior to the Purchase Date. Holders shall be entitled to withdraw their election if the Trustee or the Company receives not later than one Business Day prior to the Purchase Date a telegram, telex, facsimile transmission, electronic mail or letter setting forth the name of the holder, the principal amount of the Note that was delivered for purchase by the holder and a statement that such holder is withdrawing its election to have such Note purchased. If at the expiration of the Offer Period the aggregate principal of Notes surrendered by holders exceeds the Offer Amount, the Company shall select the Notes to be purchased on pro rata basis for all Notes (with such adjustments as may be deemed appropriate by the Company so that only Notes in denominations of $1,000, or integral multiples thereof, shall be purchased). Holders whose Notes are purchased only in part shall be issued new Notes equal in principal amount to the unpurchased portion of the Notes surrendered.

      At the time the Company or its agent delivers Notes to the Trustee that are to be accepted for purchase, the Company shall also deliver an Officers’ Certificate stating that such Notes are to be accepted by the Company pursuant to and in accordance with the terms of this covenant. A Note shall be deemed to have been accepted for purchase at the time the Trustee or the paying agent mails or delivers payment therefor to the surrendering holder.

      The Company will comply, to the extent applicable, with the requirements of Section 14(e) and Rule 14e-1 of the Exchange Act and any other applicable securities laws or regulations in connection with the repurchase of Notes pursuant to the covenant described hereunder, including any applicable securities laws of the United States. To the extent that the provisions of any securities laws or regulations conflict with provisions of the covenant described hereunder, the Company will comply with the applicable securities laws and regulations and will not be deemed to have breached its obligations under the covenant described hereunder by virtue thereof.

      At its option, the Company may satisfy, in whole or in part, its obligation to make a Prepayment Offer hereunder by delivering to the Trustee (i) Notes which have been acquired (other than pursuant to a Prepayment Offer) by the Company no more than 90 days prior to or 365 days after the date of such Asset Sale, together with an Officers’ Certificate stating the election of the Company to have credited against its obligation hereunder the principal amount of Notes so delivered and ordering the Trustee to cancel such Notes, (ii) an Officers’ Certificate stating the election of the Company to have credited against its obligation hereunder a specified principal amount of Notes which have been acquired (other than pursuant to a Prepayment Offer) no more than 90 days prior to or 365 days after the date of such Asset Sale by the Company and theretofore surrendered to the Trustee for cancellation, or (iii) a combination of the foregoing. All Notes made the basis of a credit hereunder shall be credited at the principal amount thereof.

Limitation on Restrictions on Distributions from Restricted Subsidiaries.

      The Company shall not, and shall not permit any Restricted Subsidiary to, create or otherwise cause or suffer to exist any consensual restriction on the right of any Restricted Subsidiary to:

(a) pay dividends, in cash or otherwise, or make any other distributions on or in respect of its Capital Stock to the Company or any other Restricted Subsidiary,

(b) pay any Debt or other obligation owed to the Company or any other Restricted Subsidiary,

(c) make any loans or advances to the Company or any other Restricted Subsidiary, or

(d) transfer any of its Property to the Company or any other Restricted Subsidiary.

      The foregoing limitations will not apply:

(1) with respect to clauses (a), (b), (c) and (d), to restrictions which are:

(A) in effect on the Issue Date (as such restrictions may be amended from time to time, provided that any such amendment is not materially more restrictive as to such Restricted Subsidiary);

(B) imposed by the Notes or the indenture, or by indentures governing other Debt the Company or a Subsidiary Guarantor Incurs (and, if such Debt is Guaranteed, by the guarantors of such Debt) ranking on a parity with the Notes or the Subsidiary Guarantees, provided that the restrictions imposed by such indentures are no more restrictive than the restrictions imposed by the indenture;

(C) imposed by a Credit Facility with respect to Debt permitted to be Incurred on or subsequent to the date of the indenture;

(D) relating to Debt of a Restricted Subsidiary existing at the time it became a Restricted Subsidiary if such restriction was not created in connection with or in anticipation of the transaction or series of related transactions pursuant to which such Restricted Subsidiary became a Restricted Subsidiary or was acquired by the Company or a Restricted Subsidiary (as such restrictions may be amended from time to time in a manner not materially more restrictive as to such Restricted Subsidiary);

(E) that result from the Refinancing of Debt Incurred pursuant to an agreement referred to in clause (1)(A), (B) or (D) above; provided such restriction is no less favorable in any material respect to the holders of the Notes than those under the agreement evidencing the Debt so Refinanced when taken as a whole;

(F) restrictions on cash or other deposits or net worth imposed by leases or other agreements entered into in the ordinary course of business;

(G) any encumbrances or restrictions required by any foreign or U.S. governmental, local or regulatory authority having jurisdiction over the Company or any Restricted Subsidiary or any of their businesses in connection with any development grant made or other assistance provided to the Company or any Restricted Subsidiary by such governmental authority;

(H) customary provisions in joint venture or similar agreements or other arrangements with minority investors in Restricted Subsidiaries and customary provisions in Debt incurred by Restricted Subsidiaries organized outside the United States; provided, however, that such encumbrance or restriction is applicable only to such Restricted Subsidiary; and provided, further, that the Company determines that any such encumbrance or restriction will not materially affect the ability of the Company to make any anticipated payments of principal or interest on the Notes;

(I) customary restrictions contained in asset sale, stock sale, merger and other similar agreements limiting the transfer, disposition or distribution of such Property pending the closing of such sale, including any restriction imposed with respect to such Restricted Subsidiary pursuant to an agreement to dispose of all or substantially all the Capital Stock or assets of such Restricted Subsidiary;

(J) customary restrictions imposed on the transfer of copyrighted or patented materials or other intellectual property and customary provisions in agreements that restrict the assignment of such agreements or any rights thereunder or in leases governing leasehold interests;

(K) any agreement for the sale or other disposition of a Restricted Subsidiary that restricts distributions of assets (including Capital Stock) by that Restricted Subsidiary pending its sale or other disposition;

(L) restrictions on Debt Incurred by Non-U.S. Subsidiaries; provided that such restrictions are then customary for Debt of such type Incurred in such jurisdiction; or

(M) restrictions resulting from any United States or foreign law, rule, regulation or order applicable to the Company or any Restricted Subsidiary.

(2) with respect to clause (d) only, to restrictions:

(A) relating to Debt that is permitted to be Incurred and secured without also securing the Notes pursuant to the covenant described under “— Limitation on Liens” that limit the right of the debtor to dispose of the Property securing such Debt;

(B) encumbering Property at the time such Property was acquired by the Company or any Restricted Subsidiary, so long as such restrictions relate solely to the Property so acquired and were not created in connection with or in anticipation of such acquisition;

(C) resulting from customary provisions restricting subletting or assignment of leases or customary provisions in other agreements that restrict assignment of such agreements or rights thereunder;

(D) imposed by virtue of any transfer of, agreement to transfer, option or right with respect to or Lien on any Property of the Company or the relevant Restricted Subsidiary not otherwise prohibited by the indenture; or

(E) imposed under any Purchase Money Debt or Capital Lease Obligation in the ordinary course of business with respect only to the Property the subject thereof.

Limitation on Transactions with Affiliates

      The Company shall not, and shall not permit any Restricted Subsidiary to, enter into or suffer to exist any transaction or series of related transactions (including the purchase, sale, transfer, assignment, lease, conveyance or exchange of any Property or the rendering of any service) with, or for the benefit of, any Affiliate of the Company (an “Affiliate Transaction”), unless:

(a) the terms of such Affiliate Transaction are no less favorable to the Company or such Restricted Subsidiary, as the case may be, than those that could be obtained in a comparable arm’s-length transaction with a Person that is not an Affiliate of the Company,

(b) if such Affiliate Transaction involves aggregate payments or value in excess of $10.0 million, a majority of the disinterested members of the Board of Directors of the Company or, if there is only one disinterested director, such disinterested director, determine that such Affiliate Transaction complies with clause (a) of this covenant as evidenced in the minutes or other evidence of Board action, and

(c) if such Affiliate Transaction involves aggregate payments or value in excess of $50.0 million, the Company obtains a written opinion from an Independent Financial Advisor to the effect that (i) the consideration to be paid or received in connection with such Affiliate Transaction is fair, from a financial point of view, to the Company or such Restricted Subsidiary, as applicable, or (ii) is not less favorable to the Company and its Restricted Subsidiaries than could reasonably be expected to be obtained at the time in an arm’s length transaction with a Person who was not an Affiliate. For purposes of this clause (c) only, any contract or series of related contracts for the rendering of services entered into in the ordinary course of business by the Company or any Restricted Subsidiary with any other Person will not be deemed to be in excess of $50.0 million if, when entered into, (x) the payments made or to be made by the Company and the Restricted Subsidiaries, and (y) the value of services performed by the Company and the Restricted Subsidiaries in connection with such contract or series of related contracts do not exceed, and are not then reasonably expected by the Board of Directors of the Company in its good faith judgment to exceed, $50.0 million.

      Notwithstanding the foregoing limitation, the Company or any Restricted Subsidiary may make, engage in, enter into or suffer to exist the following:

(a) any transaction or series of related transactions between or among the Company or one or more Restricted Subsidiaries or between or among two or more Restricted Subsidiaries;

(b) any Restricted Payment permitted to be made pursuant to the covenant described under “— Limitation on Restricted Payments” or any Permitted Investment;

(c) the payment of reasonable compensation (including awards or grants in cash, securities or other payments) for the personal services of officers, directors, consultants and employees of the Company or any Restricted Subsidiary in the ordinary course of business;

(d) entering into, or adoption or modification or amendment to, or transaction or other arrangements or payments or reimbursements pursuant to employment agreements, collective bargaining agreements, employee benefit plans or arrangements for employees, officers or directors, including vacation plans, health and life insurance plans, deferred compensation plans, directors’ and officers’ indemnification arrangements and retirement or savings plans, stock option, stock ownership and similar plans so long as the Board of Directors of the Company in good faith shall have approved the terms thereof;

(e) loans and advances to officers, directors or employees (or guarantees of third party loans to officers, directors or employees) made in the ordinary course of business, provided that such loans and advances do not exceed $8.0 million in the aggregate at any one time outstanding;

(f) transactions with customers, clients, suppliers or purchasers or sellers of goods or services, in each case in the ordinary course of business and otherwise in compliance with the terms of the indenture, which are fair to the Company or the Restricted Subsidiary, as the case may be, or are on terms no less favorable than might reasonably have been obtained at such time from an unaffiliated party; provided that such transactions are approved by a majority of disinterested directors of the Board of Directors of the Company or, if there is only one disinterested director, such director;

(g) payments pursuant to the Management Agreements as in effect on the Issue Date or any amendment or replacement thereto or any transaction contemplated thereby (including pursuant to any amendment or replacement thereto) so long as such amendment or replacement agreement is not materially less favorable to the holders of the Notes than the original agreements in effect on the Issue Date;

(h) transactions with Persons in their capacity as holders of Debt or Capital Stock, of the Company or any Restricted Subsidiary where such Persons are treated no more favorably than holders of such Debt or Capital Stock generally;

(i) sale or issuance of Capital Stock (other than Disqualified Stock) of the Company to Affiliates of the Company;

(j) transactions pursuant to any agreement as in effect on the Issue Date as the same may be amended or replaced from time to time in any manner not materially less favorable to the holders of the Notes and any agreement or replacement thereto as in effect on the Issue Date and described in this Prospectus under the captions “Certain Relationships and Related Party Transactions” and “Management — Management Arrangements” or any transaction contemplated thereby, including pursuant to any amendment or any replacement thereto so long as any such amendment or replacement thereto is not materially less favorable to the holders of the Notes than the original agreement as in effect on the Issue Date;

(k) any transaction permitted by the covenant described under the caption “— Merger, Consolidation and Sale of Property;”

(l) any tax sharing or arrangement and payments pursuant thereto among the Company and its Subsidiaries and other Persons (including Holding) with which the Company or its Subsidiaries is required or permitted to file a consolidated tax return or with which the Company or any of its Restricted Subsidiaries is or could be a part of a consolidated group for tax purposes in amounts not otherwise prohibited by the indenture;

(m) any change of control or severance payments made to employees of the Company on or after the Issue Date in connection with the Merger, as required by agreements in effect on the Issue Date; and

(n) payment pursuant to the Fee Agreement, Subscription Agreements and DG Equity Rollover Agreement each as in effect on the Issue Date or any amendment or replacement thereto so long as such amendment or replacement thereto is not materially less favorable to the holders of the Notes than the original Fee Agreement, Subscription Agreements and DG Equity Rollover Agreement each as in effect on the Issue Date.

Designation of Restricted and Unrestricted Subsidiaries.

      By resolution of the Board of Directors of the Company, any Subsidiary (or entity to become a Subsidiary) of the Company may be designated to be an Unrestricted Subsidiary if:

(a) the Subsidiary (or entity to become a Subsidiary) to be so designated does not own any Capital Stock or Debt of, or own or hold any Lien on any Property of, the Company or any Restricted Subsidiary and does not have any Debt other than Non-Recourse Debt, and

(b) the Company would be permitted under the covenant described under “— Limitation on Restricted Payments” to make a Restricted Payment in an amount equal to the Fair Market Value of the Investment in such Subsidiary (or entity to become a Subsidiary). For the purposes of this provision, in the event the Fair Market Value of such assets exceeds $50.0 million, such Fair Market Value shall be determined by an Independent Financial Advisor.

      Unless so designated as an Unrestricted Subsidiary, any Person that becomes a Subsidiary of the Company will be classified as a Restricted Subsidiary at the time it becomes a Subsidiary. If at any time an Unrestricted Subsidiary ceases to satisfy clause (a) above, unless the Company is then able to redesignate such Unrestricted Subsidiary as a Restricted Subsidiary in accordance with the Indenture, the Company shall be in default of this covenant.

      Except as provided in the preceding paragraph, and except as otherwise set forth in the definition of an “Unrestricted Subsidiary,” no Restricted Subsidiary may be redesignated as an Unrestricted Subsidiary. In addition, neither the Company nor any Restricted Subsidiary shall at any time be directly or indirectly liable for any Debt that provides that the holder thereof may (with the passage of time or notice or both) declare a default thereon or cause the payment thereof to be accelerated or payable prior to its Stated Maturity upon the occurrence of a default with respect to any Debt, Lien or other obligation of any Unrestricted Subsidiary (including any right to take enforcement action against such Unrestricted Subsidiary).

      By resolution of the Board of Directors of the Company, any Unrestricted Subsidiary may be designated to be a Restricted Subsidiary if, immediately after giving pro forma effect to such designation,

(x) the Company could Incur at least $1.00 of additional Debt pursuant to the first paragraph of the covenant described under “— Limitation on Debt,” and

(y) no Default or Event of Default shall have occurred and be continuing or would result therefrom.

      Any such designation or redesignation will be evidenced to the Trustee by filing with the Trustee the Board Resolutions giving effect to such designation or redesignation and an Officers’ Certificate of the Company that:

(a) certifies that such designation or redesignation complies with the foregoing provisions, and

(b) gives the effective date of such designation or redesignation,

such filing with the Trustee to occur on or before the time financial statements are filed with the Commission or the Trustee pursuant to “— Reports” below in respect of the fiscal quarter in which such designation or redesignation is made (or, in the case of a designation or redesignation made during the last fiscal quarter of the fiscal year, on or before the time financial statements in respect of such fiscal year are filed with the Commission or the Trustee pursuant to “— Reports” below).

Creation of Subsidiaries; Additional Subsidiary Guarantees.

      The Company will cause (i) each future domestic Restricted Subsidiary and (ii) any Restricted Subsidiary of the Company that guarantees any other Debt of the Company or a domestic Restricted Subsidiary to, at the same time, execute and deliver to the Trustee a supplemental indenture providing for the Guarantee of payment of the Notes by such Restricted Subsidiary on the same terms and conditions as those set forth in the indenture.

      The Subsidiary Guarantee of a Subsidiary Guarantor will be released if

(1) any Subsidiary Guarantor is designated as an Unrestricted Subsidiary in accordance with the applicable provisions of the indenture; or

(2) in connection with the sale (including, by way of consolidation or merger) of (A) that number of shares of Capital Stock of a Subsidiary Guarantor such that such Subsidiary Guarantor is no longer a Subsidiary of the Company or another Restricted Subsidiary or (B) all or substantially all of the assets of a Subsidiary Guarantor to a Person that is not the Company or a Restricted Subsidiary; provided that such sale complies with the covenant described under “— Limitation on Asset Sales.”

      In addition, in the event a Subsidiary becomes a Subsidiary Guarantor after the Issue Date solely because it Guarantees other Debt, then upon the full and unconditional release of the Guarantee of such other Debt (provided that the Trustee is given two Business Days’ written notice of such other release) such Subsidiary Guarantee of such Subsidiary Guarantor shall also be released.

Limitation on Business.

      The Company will not and will not permit any Restricted Subsidiaries to engage in any business other than the business Quintiles is engaged in on the Issue Date or a Related Business.

Merger, Consolidation and Sale of Property.

      The Company shall not merge or consolidate with or into any other Person (other than a merger of a Wholly Owned Restricted Subsidiary into the Company) or sell, transfer, assign, lease, convey or otherwise dispose of all or substantially all its Property in any one transaction or series of related transactions, unless:

(a) the Company shall be the surviving Person (the “Surviving Person”) or the Surviving Person (if other than the Company) formed by such merger or consolidation or to which such sale, transfer, assignment, lease, conveyance or disposition is made shall be a corporation organized and existing under the laws of the United States of America, any State thereof or the District of Columbia;

(b) the Surviving Person (if other than the Company) expressly assumes, by supplemental indenture in form reasonably satisfactory to the Trustee, executed and delivered to the Trustee by such Surviving Person, the due and punctual payment of the principal amount of the Notes, any accrued and unpaid interest on such principal amount, according to their tenor, and the due and punctual performance and observance of all the covenants and conditions of the indenture to be performed by such Person;

(c) immediately before and after giving effect to such transaction or series of related transactions on a pro forma basis (and treating, for purposes of this clause (c) and clauses (d) and (e) below, any Debt that becomes, or is anticipated to become, an obligation of the Surviving Person or any Restricted Subsidiary as a result of such transaction or series of related transactions as having been Incurred by the Surviving Person or Restricted Subsidiary at the time of such transaction or series of related transactions), no Default or Event of Default shall have occurred and be continuing;

(d) immediately after giving effect to such transaction or series of related transactions on a pro forma basis, the Company or the Surviving Person (if other than the Company), would be able to Incur at least $1.00 of additional Debt pursuant to the first paragraph of the covenant described under “— Certain Covenants — Limitation on Debt;” provided, however, that this clause (d) will not be applicable to (i) the Company or a Restricted Subsidiary consolidating with, merging into, conveying, transferring or leasing all or part of its properties and assets, as applicable to the Company or another Subsidiary Guarantor or (ii) the Company or a Restricted Subsidiary merging with an Affiliate of the Company that is organized in any state of the United States with no material assets or liabilities and which merger is solely for the purpose of reincorporating the Company or a Restricted Subsidiary in another jurisdiction; and

(e) the Surviving Person shall deliver, or cause to be delivered, to the Trustee, in form and substance reasonably satisfactory to the Trustee, an Officers’ Certificate and an Opinion of Counsel, each stating that such transaction and the supplemental indenture, if any, in respect thereof comply with this covenant and that all conditions precedent herein provided for relating to such transaction have been satisfied.

      None of the Subsidiary Guarantors shall merge or consolidate with or into any other Person or sell, transfer, assign, lease, convey or otherwise dispose of all or substantially all its Property in any one transaction or series of related transactions (other than (i) a merger of a Subsidiary Guarantor with or into another Subsidiary Guarantor or the Company, or a Wholly Owned Subsidiary (other than an Unrestricted Subsidiary) into such Subsidiary Guarantor, (ii) a merger or consolidation of a Subsidiary Guarantor in connection with the sale of such Subsidiary Guarantor to a non-Affiliate third party that does not become an Affiliate as a result of such transaction and is otherwise permitted under the indenture, (iii) any transaction which constitutes an Asset Sale made in compliance with the covenant described under “— Certain Covenants — Limitation on Asset Sales” or (iv) a merger of a Subsidiary Guarantor with an Affiliate that is organized in any state of the United States with no material assets or liabilities and which merger is solely for the purpose of reincorporating such person in another jurisdiction in the United States) unless:

(a) the Surviving Person (if not such Subsidiary Guarantor) formed by such merger or consolidation or to which such sale, transfer, assignment, lease, conveyance or disposition is made shall be a corporation, limited liability company, trust, partnership or similar entity organized and existing under the laws of United States of America, any State thereof or the District of Columbia;

(b) the Surviving Person (if other than such Subsidiary Guarantor) expressly assumes, by Subsidiary Guarantee in form satisfactory to the Trustee, executed and delivered to the Trustee by such Surviving Person, the due and punctual performance and observance of all the obligations of such Subsidiary Guarantor under its Subsidiary Guarantee;

(c) immediately before and after giving effect to such transaction or series of related transactions on a pro forma basis (and treating, for purposes of this clause (c) and clauses (d) and (e) below, any Debt that becomes, or is anticipated to become, an obligation of the Surviving Person, the Company or any Restricted Subsidiary as a result of such transaction or series of related transactions as having been Incurred by the Surviving Person, the Company or such Restricted Subsidiary at the time of such transaction or series of related transactions), no Default or Event of Default shall have occurred and be continuing;

(d) immediately after giving effect to such transaction or series of related transactions on a pro forma basis, the Company would be able to Incur at least $1.00 of additional Debt under the first paragraph of the covenant described under “— Certain Covenants — Limitation on Debt;” and

(e) the Company shall deliver, or cause to be delivered, to the Trustee, in form and substance reasonably satisfactory to the Trustee, an Officers’ Certificate and an Opinion of Counsel, each stating that such transaction and such Subsidiary Guarantee, if any, in respect thereof comply with this covenant and that all conditions precedent herein provided for relating to such transaction have been satisfied.

      The Surviving Person shall succeed to, and be substituted for, and may exercise every right and power of its predecessor under the indenture.

Reports

      Following the consummation of the Exchange Offer contemplated by the Registration Rights Agreement, whether or not the Company is then subject to Section 13(a) or 15(d) of the Exchange Act, the Company will electronically file with the Commission, so long as the Notes are outstanding, the annual reports, quarterly reports and other periodic reports that it would be required to file with the Commission pursuant to such Section 13(a) or 15(d) if the Company were so subject, and such documents will be filed with the Commission on or prior to the respective dates (the “Required Filing Dates”) by which the Company would be required so to file such documents if it were so subject, unless, in any case, such filings are not then permitted by the Commission.

      If such filings with the Commission are not then permitted by the Commission, or such filings are not yet required in accordance with the above paragraph or are not generally available on the Internet free of charge, the Company will, without charge to the holders, within 15 days of each Required Filing Date, transmit by mail to holders, as their names and addresses appear in the Note register, and file with the Trustee copies of the annual reports, quarterly reports and other periodic reports that the Company would be required to file with the Commission pursuant to Section 13(a) or 15(d) of the Exchange Act if it were subject to such Section 13(a) or 15(d) and, promptly upon written request, supply copies of such documents to any prospective holder or beneficial owner at the Company’s cost.

      So long as any of the Notes remain restricted under Rule 144, the Company will make available upon request to any prospective purchaser of Notes or beneficial owner of Notes in connection with any sale thereof the information required by Rule 144A(d)(4) under the Securities Act.

Events of Default

      The following events shall be “Events of Default”:

(1) the Company defaults in any payment of interest on any Note when the same becomes due and payable and such default continues for a period of 30 days;

(2) the Company defaults in the payment of the principal or premium amount of any Note when the same becomes due and payable at its Stated Maturity, upon acceleration, redemption, optional redemption, required repurchase or otherwise;

(3) a breach of the covenant described under “— Merger, Consolidation and Sale of Property” thereof;

(4) a breach of any covenant or agreement in the Notes or in the indenture (other than a failure that is the subject of the foregoing clause (1), (2) or (3)) and such failure continues for 60 days after written notice demanding that such default be remedied is given to the Company as specified below;

(5) a default by the Company or any Restricted Subsidiary under any Debt of the Company or any Restricted Subsidiary that results in acceleration of the final maturity of such Debt, or the failure to pay any such Debt at final maturity, in an aggregate principal amount in excess of $20 million, unless such acceleration is being contested in good faith by the Company;

(6) the Company or any Significant Subsidiary pursuant to or within the meaning of any Bankruptcy Law:

(A) commences a voluntary insolvency proceeding;

(B) consents to the entry of an order for relief against it in an involuntary insolvency proceeding or consents to its dissolution or winding-up;

(C) consents to the appointment of a Custodian of it or for any substantial part of its property; or

(D) makes a general assignment for the benefit of its creditors.

or takes any comparable action under any foreign laws relating to insolvency; provided, however, that the liquidation of any Restricted Subsidiary into another Restricted Subsidiary, other than as part of a credit reorganization, shall not constitute an Event of Default under this clause (6);

(7) a court of competent jurisdiction enters an order or decree under any Bankruptcy Law that:

(A) is for relief against any Significant Subsidiary in an involuntary insolvency proceeding;

(B) appoints a Custodian of the Company or any Significant Subsidiary or for any substantial part of its property;

(C) orders the winding up, liquidation or dissolution of the Company or any Significant Subsidiary;

(D) orders the presentation of any plan or arrangement, compromise reorganization of the Company or any Significant Subsidiary; or

(E) grants any similar relief under any foreign laws;

and in each such case the order or decree remains unstayed and in effect for 90 days;

(8) any judgment or judgments for the payment of money in an unsecured aggregate amount (net of any amount covered by insurance issued by a reputable and creditworthy insurer that has not contested coverage or reserved rights with respect to the underlying claim) in excess of $20 million at the time are entered against the Company or any Restricted Subsidiary and shall not be waived, satisfied or discharged for any period of 60 consecutive days after such judgment becomes final and nonappealable; or

(9) (a) any Subsidiary Guarantee from a Significant Subsidiary ceases to be in full force and effect (other than in accordance with the terms of such Subsidiary Guarantee) or (b) or any Subsidiary Guarantor that is a Significant Subsidiary denies or disaffirms its obligations under its Subsidiary Guarantee.

      The foregoing will constitute Events of Default whatever the reason for any such Event of Default and whether it is voluntary or involuntary or is effected by operation of law or pursuant to any judgment, decree or order of any court or any order, rule or regulation of any administrative or governmental body.

      A Default under clause (4) is not an Event of Default until the Trustee or the holders of at least 25% in aggregate principal amount at maturity of the Notes then outstanding notify the Company (and in the case of such notice by holders, the Trustee) of the Default and such Default is not cured within the time specified after receipt of such notice. Such notice must specify the Default, demand that it be remedied and state that such notice is a “Notice of Default.”

      Except in the case of a Default in payment of the principal of or interest on any Note (including payments pursuant to a redemption or repurchase of the Notes pursuant to the provisions of the indenture), the Trustee may withhold the notice if and so long as a committee of its responsible officers in good faith determines that withholding the notice is the interests of the holders.

      The Company shall deliver to the Trustee, within 30 days after the occurrence thereof, written notice in the form of an Officers’ Certificate of any Event of Default and any event that with the giving of notice or the lapse of time would become an Event of Default, its status and what action the Company is taking or proposes to take with respect thereto. The Company shall deliver to the Trustee, within 120 days after the end of each fiscal year, an Officer’s Certificate stating whether or not to the best knowledge of the signers thereof the Company and any Restricted Subsidiary is in default in the performance and observance of the terms, provisions and conditions of the covenants and restrictions on merger of the Company contained in the indenture, and if the Company is in default, specifying all such defaults, its status and what action the Company is taking or proposes to take with respect thereto.

      If an Event of Default with respect to the Notes (other than an Event of Default resulting from certain events involving bankruptcy, insolvency or reorganization with respect to the Company or a Significant Subsidiary) shall have occurred and be continuing, the Trustee or the registered holders of not less than 25% in aggregate principal amount of the Notes then outstanding may declare to be immediately due and payable the principal amount of all the Notes then outstanding by written notice to the Company and the Trustee, plus accrued but unpaid interest to the date of acceleration. In case an Event of Default resulting from certain events of bankruptcy, insolvency or reorganization with respect to the Company or a Significant Subsidiary shall occur, such amount with respect to all the Notes shall be due and payable immediately without any declaration or other act on the part of the Trustee or the holders of the Notes. After any such acceleration, but before a judgment or decree based on acceleration is obtained by the Trustee, the registered holders of a majority in aggregate principal amount of the Notes then outstanding may, under certain circumstances, rescind and annul such acceleration if all Events of Default, other than the nonpayment of accelerated principal, premium or interest, have been cured or waived as provided in the indenture.

      In the event of a declaration of acceleration of the Notes because an Event of Default described in clause (5) has occurred and is continuing, the declaration of acceleration of the Notes shall be automatically annulled if the payment default or other default triggering such Event of Default pursuant to clause (5) shall be remedied or cured or waived by the holders of the relevant Debt within the grace period applicable to such default provided for in the documentation governing such Debt and if (a) the annulment of the acceleration of the Notes would not conflict with any judgment or decree of a court of competent jurisdiction and (b) all existing Events of Default, except nonpayment of principal, premium or interest on the Notes that became due solely because of the acceleration of the Notes, have been cured or waived.

      Subject to the provisions of the indenture relating to the duties of the Trustee, in case an Event of Default shall occur and be continuing, the Trustee will be under no obligation to exercise any of its rights or powers under the indenture at the request or direction of any of the holders of the Notes, unless such holders shall have offered to the Trustee reasonable indemnity. Subject to such provisions for the indemnification of the Trustee, the holders of a majority in aggregate principal amount of the Notes then outstanding will have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee or exercising any trust or power conferred on the Trustee with respect to the Notes.

      No holder of Notes will have any right to institute any proceeding with respect to the indenture, or for the appointment of a receiver or Trustee, or for any remedy thereunder, unless:

(a) such holder has previously given to the Trustee written notice of a continuing Event of Default;

(b) the registered holders of at least 25% in aggregate principal amount of the Notes then outstanding have made written request and offered reasonable indemnity to the Trustee to institute such proceeding as Trustee; and

(c) the Trustee shall not have received from the registered holders of a majority in aggregate principal amount of the Notes then outstanding a direction inconsistent with such request and shall have failed to institute such proceeding, within 60 days after such notice, request and offer.

      However, such limitations do not apply to a suit instituted by a holder of any Note for enforcement of payment of the principal of, and premium, if any, or interest on, such Note on or after the respective due dates expressed in such Note.

Amendments and Waivers

      Subject to certain exceptions, the indenture may be amended with the consent of the registered holders of a majority in aggregate principal amount of the Notes then outstanding (including consents obtained in connection with a tender offer or exchange offer for the Notes) and any past default or compliance with any provisions may also be waived (except a default in the payment of principal, premium or interest and certain covenants and provisions of the indenture which cannot be amended without the consent of each holder of an outstanding Note) with the consent of the registered holders of at least a majority in aggregate principal amount of the Notes then outstanding. However, without the consent of each holder of an outstanding Note, no amendment may, among other things,

(1) reduce the amount of Notes whose holders must consent to an amendment, supplement or waiver,

(2) reduce the rate of or change the time for payment of interest on any Note,

(3) reduce the principal of or change the Stated Maturity of any Note,

(4) make any Note payable in money other than that stated in the Note,

(5) impair the right of any holder of the Notes to receive payment of principal of and interest on such holder’s Notes on or after the due dates therefor or to institute suit for the enforcement of any payment on or with respect to such holder’s Notes or the Subsidiary Guarantees,

(6) (A) release any Subsidiary Guarantor that is a Significant Subsidiary from its obligations under the Subsidiary Guarantees or the indenture other than pursuant to terms of the indenture, or (B) release any security interest that may have been granted in favor of the holders of the Notes pursuant to the covenant described under “— Certain Covenants — Limitation on Liens” other than pursuant to the terms of the indenture,

(7) modify the provisions described under “— Repurchase at the Option of Holders upon a Change of Control” or the related definitions at any time on or after the Company is obligated to make a Change of Control Offer, or

(8) modify or change any provision of the indenture or the related definitions affecting the subordination or ranking of the Notes or any Subsidiary Guarantee in a manner which adversely affects the Holders.

      Without the consent of any holder of the Notes, the Company and the Trustee may amend the indenture to:

(1) cure any ambiguity, omission, defect or inconsistency,

(2) comply with the covenant described under “— Merger, Consolidation and Sale of Property,”

(3) provide for uncertificated Notes in addition to or in place of certificated Notes,

(4) add additional Subsidiary Guarantees with respect to the Notes,

(5) secure the Notes,

(6) add to the covenants of the Company or the Subsidiary Guarantors for the benefit of the holders of the Notes or to surrender any right or power conferred upon the Company or the Subsidiary Guarantors,

(7) make any change that does not adversely affect the rights of any holder of the Notes in any material respect,

(8) comply with any requirement of the Commission in connection with the qualification of the indenture under the Trust Indenture Act,

(9) provide for the issuance of Additional Notes in accordance with the indenture, including the issuance of Additional Notes as restricted securities under the Securities Act and substantially identical Additional Notes pursuant to an Exchange Offer registered with the Commission, or

(10) evidence and provide the acceptance of the appointment of a successor Trustee under the indenture.

      Notwithstanding the foregoing, without the consents of the requisite lenders under the Credit Agreement, no amendment may be made to the subordination provisions described under “— Ranking.”

      The consent of the holders of the Notes is not necessary to approve the particular form of any proposed amendment. It is sufficient if such consent approves the substance of the proposed amendment. After an amendment that requires the consent of the holders of Notes becomes effective, the Company is required to mail to each registered holder of the Notes at such holder’s address appearing in the Notes register a notice briefly describing such amendment. However, the failure to give such notice to all holders of the Notes, or any defect therein, will not impair or affect the validity of the amendment.

No Personal Liability of Directors, Officers, Employees and Stockholders

      No director, officer, employee or stockholder of the Company or any Subsidiary Guarantor shall have any liability for any obligations of the Company or any Subsidiary Guarantor under the Notes, the Subsidiary Guarantees or the indenture or for any claim based on, in respect of, or by reason of, such obligations or their creation. Each holder of Notes by accepting a Note waives and releases all such liability. The waiver and release are part of the consideration for issuance of the Notes.

Defeasance

      The Company at any time may terminate some or all of its obligations and the obligations of the Subsidiary Guarantors under the Notes, the Subsidiary Guarantees and the indenture (“legal defeasance”), except for certain obligations, including those respecting the defeasance trust and obligations to register the transfer or exchange of the Notes, to replace mutilated, destroyed, lost or stolen Notes and to maintain a registrar and paying agent in respect of the Notes. The Company at any time may terminate:

(1) its and the Subsidiary Guarantors’ obligations under the covenants described under “— Repurchase at the Option of Holders upon a Change of Control,” “— Certain Covenants” and “— Reports;”

(2) the operation of the cross-acceleration provisions, the judgment default provisions, the bankruptcy provisions with respect to Significant Subsidiaries and the guaranty provisions described under “— Events of Default” above; and

(3) the limitations contained in clauses (d) under the first and second paragraph of “— Merger, Consolidation and Sale of Property” (“covenant defeasance”)

      and thereafter any omission to comply with any covenant referred to in clause (1) above will not constitute a Default or an Event of Default with respect to the Notes.

      The Company may exercise its legal defeasance option notwithstanding its prior exercise of its covenant defeasance option.

      If the Company exercises its legal defeasance option, payment of the Notes may not be accelerated because of an Event of Default with respect thereto. If the Company exercises its covenant defeasance option, payment of the Notes may not be accelerated because of an Event of Default specified in clause (3) (with respect to the covenants listed under clause (3) of the first paragraph under “—Defeasance”), clause (4) (with respect to the covenants listed under clause (1) of the first paragraph under “— Defeasance”), (5), (6), (7) (with respect only to Significant Subsidiaries in the case of clauses (6) and (7)) or (8) or (9) under “— Events of Default” above or because of the failure of the Company to comply with clause (d) under the second paragraph of “— Merger, Consolidation and Sale of Property” above. If the Company exercises its legal defeasance option or its covenant defeasance option, the Subsidiary Guarantors will be released from all their obligations under their respective Subsidiary Guarantees.

      The legal defeasance option or the covenant defeasance option may be exercised only if:

(a) the Company irrevocably deposits in trust with the Trustee money or Government Obligations, or a combination thereof, for the payment of principal of and interest on the Notes to maturity or redemption, as the case may be;

(b) the Company delivers to the Trustee a certificate from an internationally recognized firm of independent certified public accountants expressing their opinion that the payments of principal, premium, if any, and interest when due and without reinvestment on the deposited Government Obligations plus any deposited money without investment will provide cash at such times and in such amounts as will be sufficient to pay principal, premium, if any, and interest when due on all the Notes to maturity or redemption, as the case may be;

(c) 123 days pass after the deposit is made and during the 123-day period no Default described in clause (7) under “— Events of Default” occurs with respect to the Company or any other Person making such deposit which is continuing at the end of the period;

(d) no Default or Event of Default has occurred and is continuing on the date of such deposit and after giving effect thereto, other than a Default or Event of Default resulting from the borrowing of funds to be applied to such deposit and the guaranteeing of any lien securing such borrowing;

(e) such deposit does not constitute a default under any other material agreement or instrument binding on the Company;

(f) in the case of the legal defeasance option, the Company delivers to the Trustee an Opinion of Counsel stating that:

(1) the Company has received from, or there has been published by, the Internal Revenue Service a ruling or

(2) since the date of the indenture there has been a change in the applicable U.S. federal income tax law

(3) to the effect, in either case, that, and based thereon such Opinion of Counsel shall confirm that, the holders of the Notes will not recognize income, gain or loss for U.S. federal income tax purposes as a result of such defeasance and will be subject to U.S. federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such defeasance had not occurred;

(g) in the case of the covenant defeasance option, the Company delivers to the Trustee an Opinion of Counsel to the effect that the holders of the Notes will not recognize income, gain or loss for U.S. federal income tax purposes as a result of such covenant defeasance and will be subject to U.S. federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such defeasance had not occurred; and

(h) the Company delivers to the Trustee an Officers’ Certificate and an Opinion of Counsel, each stating that all conditions precedent to the defeasance and discharge of the Notes have been complied with as required by the indenture.

Satisfaction and Discharge

      The indenture will be discharged and will cease to be of further effect as to all Notes and related Subsidiary Guarantees issued thereunder, when:

(1) either

(A) all Notes that have not been delivered to the Trustee for cancellation have become due and payable by reason of the mailing of a notice of redemption or otherwise or will become due and payable within one year and the Company or any Subsidiary Guarantor has irrevocably deposited or caused to be deposited with the Trustee, as trust funds in trust solely for the benefit of holders, cash in U.S. dollars, non-callable Government Obligations, or a combination of cash in U.S. dollars and non-callable Government Obligations, in amounts as will be sufficient without consideration of any reinvestment of interest to pay and discharge the entire indebtedness on the Notes not delivered to the Trustee for cancellation for principal, premium, if any, and accrued interest to the date of maturity or redemption;

(B) all Notes that have been authenticated, except lost, stolen or destroyed Notes that have been replaced or paid and Notes for whose payment money has been deposited in trust and thereafter repaid to the Company, have been delivered to the Trustee for cancellation; or

(2) no Default or Event of Default has occurred and is continuing on the date of such deposit and after giving effect thereto, other than a Default or Event of Default resulting from the borrowing of funds to be applied to such deposit and the guaranteeing of any lien securing such borrowing;

(3) the Company and the Subsidiary Guarantors have paid or caused to be paid all sums payable by it under the indenture; and

(4) in the event of a deposit as provided in clause (1)(B) above, the Company has delivered irrevocable instructions to the Trustee to apply the deposited money toward the payment of the Notes at maturity or the redemption date, as the case may be.

      In addition, the Company must deliver an Officers’ Certificate and an Opinion of Counsel to the Trustee stating that all conditions precedent to satisfaction and discharge have been satisfied.

Governing Law

      The indenture, the Notes and the Subsidiary Guarantees are governed by the internal laws of the State of New York without reference to principles of conflicts of law.

The Trustee

      Wells Fargo Bank, N.A. is the Trustee under the indenture.

      Except during the continuance of an Event of Default, the Trustee will perform only such duties as are specifically set forth in the indenture. The Trustee will exercise such of the rights and powers vested in it under the indenture and use the same degree of care and skill in its exercise as a prudent person would exercise under the circumstances in the conduct of such person’s own affairs.

Certain Definitions

      Set forth below is a summary of certain of the defined terms used in the indenture. Reference is made to the indenture for the full definition of all such terms as well as any other capitalized terms used herein for which no definition is provided. Unless the context otherwise requires, an accounting term not otherwise defined has the meaning assigned to it in accordance with GAAP.

      “Acquired Debt” means Debt of a Person existing at the time such Person becomes a Restricted Subsidiary or merges or consolidates with or into the Company or Restricted Subsidiary, or assumed in connection with the acquisition of assets from such Person and, in any case, such Debt was not Incurred in connection with, or in contemplation of, such Person becoming a Restricted Subsidiary or such merger, consolidation or acquisition. Acquired Debt shall be deemed to be Incurred on the date the acquired Person becomes a Restricted Subsidiary or the date of such merger, consolidation or acquisition.

      “Additional Assets” means:

(a) any Property (other than cash, Temporary Cash Investments and securities) to be owned by the Company or a Restricted Subsidiary and used in the business of the Company or a Restricted Subsidiary in a Related Business;

(b) Capital Stock of a Person that is or becomes a Restricted Subsidiary upon or as a result of the acquisition of such Capital Stock by the Company or another Restricted Subsidiary from any Person other than the Company or an Affiliate of the Company; provided, however, that, in the case of this clause (b), such Restricted Subsidiary is primarily engaged in a Related Business; or

(c) (i) any Property (other than Cash or Temporary Cash Investments) including securities to be owned by the Company or a Restricted Subsidiary and used in the business of the Company or a Restricted Subsidiary in a Related Business and (ii) any Capital Stock of a Person, in each case which constitutes or is acquired in connection with a Permitted PharmaBio Investment made in accordance with the other provisions of the Indenture.

      “Affiliate” of any specified Person means:

(a) any Person who is a director or officer of:

(1) such specified Person,

(2) any Subsidiary of such specified Person, or

(3) any Person described in clause (b) below;

(b) any other Person directly or indirectly controlling or controlled by or under direct or indirect common control with such specified Person. For the purposes of this definition, “control” when used with respect to any Person means the power to direct the management and policies of such Person, directly or indirectly, whether through the ownership of voting securities, by contract or otherwise; and the terms “controlling” and “controlled” have meanings correlative to the foregoing. For purposes of the covenants described under “— Limitation on Asset Sales” and “— Limitation on Transactions with Affiliates” and the definition of “Additional Assets” only, “Affiliate” shall also mean any beneficial owner of shares representing 10% or more of the total voting power of the Voting Stock (on a fully diluted basis) of the Company and any Person who would be an Affiliate of any such beneficial owner pursuant to the first sentence hereof. Notwithstanding the foregoing, so long as Verispan is not a Subsidiary of the Company it shall not constitute an Affiliate of the Company.

      “Asian Subsidiary Equity Offering” means a sale of Capital Stock by (i) any Subsidiary of the Company that is organized and operating primarily in India, Japan or Korea or (ii) a Non-U.S. Subsidiary of the Company that is a holding company and that has as its primary asset equity interests in a Subsidiary identified in clause (i).

      “Asset Sale” means any sale, transfer, issuance or other disposition (or series of related sales, transfers, issuances or dispositions) by the Company or any Restricted Subsidiary, including any disposition by means of a merger, consolidation or similar transaction (each referred to for the purposes of this definition as a “disposition”), of

(a) any shares of Capital Stock of a Restricted Subsidiary (other than directors’ qualifying shares or shares required by applicable law to be held by a Person other than the Company or a Restricted Subsidiary),

(b) all or substantially all of the properties and assets of any division or line of business of the Company or any Restricted Subsidiary or

(c) any other assets of the Company or any Restricted Subsidiary outside of the ordinary course of business of the Company or such Restricted Subsidiary;

other than, in the case of clause (a), (b) or (c) above,

(1) any disposition by the Company or a Restricted Subsidiary to the Company, a Restricted Subsidiary or any Person (if after giving effect to such transfer such other Person becomes a Restricted Subsidiary),

(2) any disposition that constitutes a Permitted Investment or Restricted Payment permitted by the covenant described under “— Certain Covenants — Limitation on Restricted Payments,”

(3) any disposition effected in compliance with the covenant described under “— Merger, Consolidation and Sale of Property,”

(4) any sale or other disposition of cash or Temporary Cash Investments in the ordinary course of business,

(5) any disposition of obsolete, worn out or permanently retired equipment or facilities or other property that is no longer used or useful in the ordinary course of the business of the Company or any Restricted Subsidiary,

(6) for purposes of the covenant described under “— Limitation on Asset Sales,” any disposition the net proceeds of which to the Company and the Restricted Subsidiaries do not exceed $5.0 million in any transaction or series of related transactions in any twelve-month period,

(7) the licensing or sublicensing of intellectual property or other general intangibles and licenses, leases or subleases of other property in the ordinary course of business,

(8) any release of intangible claims or rights in connection with the loss or settlement of a bona fide lawsuit, dispute or other controversy,

(9) any sale or disposition deemed to occur in connection with creating or granting any Liens not prohibited by the indenture,

(10) the surrender or waiver of contract rights or the settlement, release, surrender of contract, tort or other claims of any kind,

(11) the sale or discount, in each case without recourse, of accounts receivable arising in the ordinary course of business, but only in connection with the compromise or collection thereof, and

(12) any sale or exchange of equipment in connection with the purchase or other acquisition of equipment of substantially equivalent or greater Fair Market Value and which is usable in a Related Business.

      “Average Life” means, as of any date of determination, with respect to any Debt or Preferred Stock, the quotient obtained by dividing:

(a) the sum of the products of (1) the number of years (rounded to the nearest one-twelfth of one year) from the date of determination to the dates of each successive scheduled principal payment of such Debt or redemption or similar payment with respect to such Preferred Stock multiplied by (2) the amount of such payment by

(b) the sum of all such payments.

      “Bankruptcy Law” means Title 11, United States Code, or any similar U.S. Federal or state law.

      “Bioglan” means Bioglan Pharmaceuticals Company, a North Carolina corporation.

      “Board of Directors” means, with respect to any Person, the board of directors, or any equivalent management entity, of such Person or any committee thereof duly authorized to act on behalf of such board.

      “Board Resolution” means, with respect to any Person, a copy of a resolution of such Person’s Board of Directors, certified by the Secretary or an Assistant Secretary, or an equivalent officer, of such Person to have been duly adopted by the Board of Directors of such Person and to be in full force and effect on the date of such certification.

      “Business Day” means a day other than a Saturday, Sunday or other day on which commercial banking institutions in New York City are authorized or required by law to close.

      “Capital Lease Obligations” means any obligation under a lease that is required to be capitalized for financial reporting purposes in accordance with GAAP; and the amount of Debt represented by such obligation shall be the capitalized amount of such obligations determined in accordance with GAAP; and the Stated Maturity thereof shall be the date of the last payment of rent or any other amount due under such lease prior to the first date upon which such lease may be terminated by the lessee without payment of a penalty. For purposes of the covenant described under “— Certain Covenants — Limitation on Liens,” a Capital Lease Obligation shall be deemed secured by a Lien on the Property being leased.

      “Capital Stock” means, with respect to any Person, any shares or other equivalents (however designated) of any class of corporate stock or partnership interests or any other participations, rights, warrants, options or other interests in the nature of an equity interest in such Person, including Preferred Stock, but excluding any debt security convertible or exchangeable into such equity interest prior to conversion or exchange.

      “Capital Stock Sale Proceeds” means the aggregate cash proceeds or Fair Market Value of Property (other than Debt received) received by the Company from the issuance or sale (other than to a Restricted Subsidiary or to an employee stock ownership plan or trust established by the Company or a Restricted Subsidiary for the benefit of its employees and except to the extent that any purchase made pursuant to such issuance or sale is financed by the Company or a Restricted Subsidiary) by it of its Capital Stock (including upon the exercise of options, warrants or rights) (other than Disqualified Stock) or warrants, options or rights to purchase its Capital Stock (other than Disqualified Stock) after the Issue Date (other than in connection with the Quintiles Merger), net of attorneys’ fees, accountants’ fees, underwriters’ or placement agents’ fees, discounts or commissions and brokerage, consultant and other fees actually Incurred in connection with such issuance or sale and net of taxes paid or payable as a result thereof.

      “Change of Control” means the occurrence of any of the following events:

(1) prior to a Public Equity Offering, the Permitted Holders cease to “beneficially own” (as defined in Rules 13d-3 and 13d-5 under the Exchange Act), directly or indirectly, a majority in the aggregate of the total voting power of the Voting Stock of Holding or the Company, whether as a result of issuance of securities of Holding or the Company, any merger, consolidation, liquidation or dissolution of Holding or the Company, or any direct or indirect transfer of securities by Holding, the Company or otherwise (for purposes of this clause (1), the Permitted Holders shall be deemed to beneficially own any Voting Stock of a Person (the “specified person”) held by any other Person (the “other entity”) so long as the Permitted Holders beneficially own (as so defined), directly or indirectly, in the aggregate a majority of the voting power of the Voting Stock of the other entity);

(2) following a Public Equity Offering, any “person” (as such term is used in Sections 13(d) and 14(d) of the Exchange Act), other than one or more Permitted Holders, that beneficially owns (as defined in clause (1) above, except that for purposes of this clause (2) such person shall be deemed to “beneficially own” all shares that any such person has the right to acquire, whether such right is exercisable immediately or only after the passage of time) directly or indirectly, more than 40% of the total voting power of the Voting Stock of the Company; provided, however, that the Permitted Holders beneficially own (as defined in clause (1) above), directly or indirectly, in the aggregate lesser percentage of the total voting power of the Voting Stock of the Company than such other person and do not have the right or ability by voting power, contract or otherwise to elect or designated for election of a majority of the Board of Directors of the Company (for the purposes of this clause (2), such other person shall be deemed to beneficially own any Voting Stock of a specified person held by a parent entity, if such other person beneficially owns (as defined in this clause (2)) directly or indirectly, of more than 40% of the voting power of the Voting Stock of such parent entity and the Permitted Holders beneficially own (as defined in clause (1) above), directly or indirectly, in the aggregate a lesser percentage of the voting power of the Voting Stock of such parent entity and do not have the right or ability by voting power, contract or otherwise to elect or designate for electing a majority of the board of directors of such parent entity);

(3) individuals who after the first board meeting following a Public Equity Offering constituted the Board of Directors of Holding together with any new directors whose election by such Board of Directors of Holding or whose nomination for election by such shareholders of Holding was approved or nominated by a vote of a majority of the directors of Holding at the beginning of such period, then still in office who were either directors at the beginning of such period or whose election or nomination for election was previously so approved cease for any reason to constitute a majority of the board of Directors of the Company and Holding then in office;

(4) the adoption of a plan relating to the liquidation or dissolution of the Company; or

(5) the merger or consolidation of the Company with or into another Person or the merger of another Person with or into the Company, or the sale of all or substantially all the assets of the Company (determined on a consolidated basis) to another Person other than (i) a transaction in which the survivor or transferee is a Person that is controlled by the Permitted Holders or (ii) a transaction following which (A) in the case of a merger or consolidation transaction, holders of securities that represented 100% of the Voting Stock of the Company immediately prior to such transaction (or other securities into which such securities are converted as part of such merger or consolidation transaction) own directly or indirectly at least a majority of the voting power of the Voting Stock of the surviving Person in such merger or consolidation transaction immediately after such transaction and (B) in the case of a sale of assets transaction, each transferee becomes an obligor in respect of the Notes and a Subsidiary of the transferor of such assets.

      “Commission” means the U.S. Securities and Exchange Commission.

      “Commodity Price Protection Agreement” means, in respect of a Person, any forward contract, commodity swap agreement, commodity option agreement or other similar agreement or arrangement designed to protect such Person against fluctuations in commodity prices.

      “Consolidated EBITDA” means, with respect to any Person for any period, the Consolidated Net Income of such Person for such period, plus in each case, without duplication:

(a) provision for taxes based on income or profits of such Person and its Restricted Subsidiaries for such period, to the extent that such provision for taxes was included in computing such Consolidated Net Income;

(b) the Fixed Charges of such Person and its Restricted Subsidiaries for such period, to the extent that such Fixed Charges were deducted in computing such Consolidated Net Income;

(c) depreciation and amortization (including amortization of goodwill and other intangibles but excluding amortization of prepaid cash expenses that were paid in a prior period) and non-cash reduction of revenues received in connection with Permitted PharmaBio Investments of such Person and its Restricted Subsidiaries for such period, to the extent that such depreciation and amortization were deducted in computing such Consolidated Net Income;

(d) expenses or charges relating to the refinancing or repayment of Debt, including the write-off of deferred refinancing costs and any premiums relating to such refinancing or repayment of such Person, to the extent such charges were deducted in computing such Consolidated Net Income; and

(e) any non-cash charges reducing Consolidated Net Income for such period (excluding any such non-cash charge to the extent that it represents an accrual of or a reserve for cash expenses in any future period or amortization of a prepaid cash expense that was paid in a prior period);

minus any non-cash items increasing Consolidated Net Income for such period (without duplication, excluding any reversal of a reserve for cash expense, if the establishment of such reserve had previously decreased Consolidated Net Income).

      “Consolidated Interest Expense” means, with respect to any Person for any period, the sum of, without duplication:

(1) the aggregate of the net interest expense of such Person and its Restricted Subsidiaries for such period determined on a consolidated basis in accordance with GAAP, including, without limitation: (a) any amortization of debt discount; (b) the net costs under Interest Rate Agreements; (c) all capitalized interest; and (d) the interest portion of any deferred payment obligation, but excluding amortization of deferred financing costs; and

(2) the interest component of Capitalized Lease Obligations paid, accrued and/or scheduled to be paid or accrued by such Person and its Restricted Subsidiaries during such period as determined on a consolidated basis in accordance with GAAP.

      “Consolidated Net Income” means for any Person, for any period, the consolidated net income (loss) of such Person and its Restricted Subsidiaries for such period on a consolidated basis prior to any adjustment to net income for any preferred stock (other than Disqualified Stock) as determined in accordance with GAAP; provided, however, that there shall not be included in such Consolidated Net Income:

(a) the net income (or loss) of any Person in which the Person in question or any of its Restricted Subsidiaries has less than a 100% interest (as long as the net income (or loss) of such Person is not required to be consolidated into the net income of the Person in question in accordance with GAAP) except for the amount of dividends or distributions paid to the Person in question or to the Subsidiary;

(b) the net income (or loss) of any Restricted Subsidiary of the Person in question that is subject to any contractual restriction or limitation or legal prohibition on both the payment of dividends and the making of other distributions (other than, if applicable, pursuant to the Notes, the indenture or the Credit Agreement) to the extent of such restriction, limitation or prohibition;

(c) any net gain or loss realized upon the sale or other disposition of any Property of such Person or any of its consolidated Subsidiaries (including pursuant to any sale and leaseback transaction) that is not sold or otherwise disposed of in the ordinary course of business and any gains and losses attributable to discontinued operations; provided, however, that any net gain or loss realized upon the sale or other disposition of Permitted PharmaBio Investments shall be included in such Consolidated Net Income whether or not sold or disposed of in the ordinary course of business;

(d) any net after-tax extraordinary gain or loss;

(e) the cumulative effect of a change in accounting principles;

(f) any non-cash compensation expense realized for grants of stock appreciation or similar rights, stock options, Capital Stock or other rights to officers, directors and employees of such Person or a Subsidiary of such Person, provided that such rights (if redeemable), options or other rights can be redeemed at the option of the holder only for Capital Stock of such Person (other than Disqualified Stock) or Capital Stock of a direct or indirect parent of such Person;

(g) to the extent non-cash, any unusual, non-operating or non-recurring gain or loss (including to the extent related to the Merger);

(h) expenses or charges (whether cash or non-cash) related to the Merger (including legal, accounting and debt issuance costs) and any restructuring related thereto, including any refunding or refinancing expenses related to Debt repaid or refinanced; and

(i) gains or losses due to fluctuations in currency values and the related tax effect.

      For purposes of calculating Consolidated Net Income in any period, purchase price allocation adjustments to the balance sheet and any amortization of purchase price allocation adjustments, in each case, related to the Merger shall be excluded and as such considered to be zero.

      Notwithstanding the foregoing, to avoid duplication, for purposes of the covenant described under “— Certain Covenants — Limitation on Restricted Payments” only, there shall be excluded from Consolidated Net Income any dividends, repayments of loans or advances or other transfers of assets from Unrestricted Subsidiaries to the Company or a Restricted Subsidiary to the extent such dividends, repayments or transfers increase the amount of Restricted Payments permitted under such covenant pursuant to clause (c)(4) thereof.

      “CPI Increase Amount” means with respect to any calendar year an amount equal to the Management Payment permitted to be paid under clause (xii) of the covenant “Limitation on Restricted Payments” for the prior calendar year times the percentage of the increase from such preceding calendar year in the Urban Wage Earners and Clerical Workers Consumer Price Index for the New York Metropolitan Area, such amount to be calculated in March of each year beginning in March 2005.

      “Credit Agreement” means the Credit Agreement, dated as of the Issue Date, among Holding, the Company and the lenders party thereto in their capacities as lenders thereunder, Citicorp North America, Inc., as administrative agent, together with the related documents thereto (including, without limitation, any guarantee agreements and security documents), in each case as such agreements may be amended (including any amendment and restatement thereof), supplemented or otherwise modified (including to increase the amount of available borrowings thereunder or to add Restricted Subsidiaries as additional borrowers or guarantors thereunder) from time to time, including any agreement, extending the maturity of, refinancing, replacing or otherwise restructuring (including increasing the amount of available borrowings thereunder or adding Restricted Subsidiaries as additional borrowers or guarantors thereunder) all or any portion of the Debt under such agreement, or any successor or replacement agreement, and whether by the same or any other agent, lender or group of lenders.

      “Credit Facility” means the Credit Agreement and one or more debt or commercial paper facilities with banks or other institutional lenders providing for revolving credit loans, term loans, receivables or inventory financing (including through the sale of receivables or inventory to such lenders or to special purpose, bankruptcy remote entities formed to borrow from such lenders against such receivables or inventory) or trade letters of credit, or other forms of guarantees or assurances that one or more times refinances, replaces, supplements, modifies or amends such credit facility (including increasing the amount of available borrowings thereunder or adding obligors as additional borrowers or guarantors thereunder) all or any portion of the Debt under such agreement or any successor or replacement agreement and whether by the same or any other agent, lender or group of lenders.

      “Currency Exchange Protection Agreement” means, in respect of a Person, any foreign exchange contract, currency swap agreement, futures contract, currency option, synthetic cap or other similar agreement or arrangement designed to protect such Person against fluctuations in currency exchange rates.

      “Cymbalta Investment” means an Investment by the Company in an amount not to exceed $40.0 million pursuant to an agreement dated July 18, 2002 between the Company and Lilly to support the commercialization efforts for a drug named Cymbalta™.

      “Custodian” means any receiver, interim receiver, receiver and manager, trustee, assignee, liquidator, custodian or similar official under any Bankruptcy Law.

      “Debt” means, with respect to any Person on any date of determination (without duplication):

(a) the principal of and premium (if any, but only in the event such premium has become due) in respect of:

(1) debt of such Person for borrowed money, and

(2) debt evidenced by notes, debentures, bonds or other similar instruments for the payment of which such Person is responsible or liable;

(b) all Capital Lease Obligations of such Person;

(c) all obligations of such Person issued or assumed as the deferred purchase price of Property, all conditional sale obligations of such Person and all obligations of such Person under any title retention agreement (but excluding trade accounts payable for goods and services arising in the ordinary course of business);

(d) all obligations of such Person for the reimbursement of any obligor on any letter of credit, banker’s acceptance or similar credit transaction (other than obligations with respect to letters of credit, performance bonds or surety bonds securing obligations (other than obligations described in (a) through (c) above) provided in the ordinary course of business of such Person to the extent such letters of credit and bonds are not drawn upon or, if and to the extent drawn upon, such drawing is reimbursed no later than the 30th Business Day following receipt by such Person of a demand for reimbursement following payment on the letter of credit or bond);

(e) the amount of all obligations of such Person with respect to the Repayment of any Disqualified Stock or, with respect to any Subsidiary of such Person that is not a Subsidiary Guarantor, any Preferred Stock (measured, in each case, at the greatest of its voluntary or involuntary maximum fixed repurchase price or liquidation value on the date of determination but excluding, in each case, any accrued dividends for any current period not yet payable);

(f) all obligations of other Persons of the type referred to in clauses (a) through (e) above, and all accrued dividends of other Persons currently payable, the payment of which, in either case, such Person is responsible or liable, directly or indirectly, as obligor, guarantor or otherwise, including by means of any Guarantee;

(g) all obligations of the type referred to in clauses (a) through (f) above of other Persons, the payment of which is secured by any Lien on any Property of such Person (whether or not such obligation is assumed by such Person), the amount of such obligation being deemed to be the lesser of the Fair Market Value of such Property or the amount of the obligation so secured; and

(h) to the extent not otherwise included in this definition, Hedging Obligations of such Person and all obligations under Interest Rate Agreements.

      The amount of Debt of any Person at any date shall be the amount necessary to extinguish in full as of such date the outstanding balance at such date of all unconditional obligations as described above including, without limitation, all interest that has been capitalized, and without giving effect to any call premiums in respect thereof. The amount of Debt represented by a Hedging Obligation shall be equal to:

(1) zero if such Hedging Obligation has been Incurred pursuant to clause (f), (g) or (h) of the second paragraph of the covenant described under “— Limitation on Debt,” or

(2) the marked-to-market value of such Hedging Obligation to the counterparty thereof if not Incurred pursuant to such clauses.

      For purposes of this definition, the maximum fixed repurchase price of any Preferred Stock that does not have a fixed redemption, repayment or repurchase price will be calculated in accordance with the terms of such Preferred Stock as if such Preferred Stock were purchased on any date on which Debt will be required to be determined pursuant to the indenture at its Fair Market Value if such price is based upon, or measured by, the fair market value of such Preferred Stock determined in good faith by the Board of Directors of the Company; provided, however, that if such Preferred Stock is not then permitted in accordance with the terms of such Preferred Stock to be redeemed, repaid or repurchased, the redemption, repayment or repurchase price shall be the book value of such Preferred Stock as reflected in the most recent financial statements of such Person.

      Notwithstanding the foregoing, Debt shall not (i) mean obligations to provide services, including without limitation, the provisions of sales force personnel and related expenses, arising pursuant to agreements entered into in connection with Permitted PharmaBio Investments, so long as such obligations are expected to be treated as expenses (and not capitalized) on the income statement of such Person and (ii) include unearned income to the extent it relates to the receipt of cash in the ordinary course of business in respect of revenues that have not been recognized on such Person’s income statement.

      “Default” means any event which is, or after notice or passage of time or both would be, an Event of Default.

      “Designated Senior Debt” means:

(1) the Debt under the Credit Agreement; and

(2) any other Senior Debt of the Company that, at the date of determination, has an aggregate principal amount outstanding of, or under which, at the date of determination, the holders thereof are committed to lend up to, at least $25.0 million and is specifically designated by the Company in the instrument evidencing or governing such Senior Debt as “Designated Senior Debt” for purposes of the indenture; provided that the Company shall so advise the Trustee.

      “DG Equity Rollover Agreement” means the rollover agreement, dated as of August 28, 2003, by and among Holding, Dr. Dennis B. Gillings, Joan H. Gillings, Susan Ashley Gillings, the Gillings Family Foundation, the Gillings Family Limited Partnership and the GFEF Limited Partnership.

      “Disqualified Stock” means, with respect to any Person, any Capital Stock that by its terms (or by the terms of any security into which it is convertible or for which it is exchangeable, in either case at the option of the holder thereof) or upon the happening of an event:

(a) matures or is mandatorily redeemable pursuant to a sinking fund obligation or otherwise,

(b) is or may become redeemable or repurchaseable at the option of the holder thereof, in whole or in part, or

(c) is convertible or exchangeable at the option of the holder thereof for Debt or Disqualified Stock,

on or prior to, in the case of clause (a), (b) or (c), the 91st day after the Stated Maturity of the Notes; provided that any Capital Stock that would not constitute Disqualified Stock but for provisions thereof giving holders the right to require the issuer thereof to repurchase or redeem such Capital Stock upon the occurrence of a Change of Control occurring prior to the 91st day after the Stated Maturity of the Notes shall not constitute Disqualified Stock if the Change of Control provisions applicable to such Disqualified Stock are no more favorable to the holders of such Disqualified Stock than the provisions of the indenture with respect to a Change of Control and such Disqualified Stock specifically provides that the issuer thereof will not repurchase or redeem any such Capital Stock pursuant to such provisions prior to the Company’s completing a Change of Control Offer.

      “Event of Default” has the meaning set forth under “— Events of Default.”

      “Exchange Act” means the U.S. Securities Exchange Act of 1934, as amended.

      “Fair Market Value” means, with respect to any Property, the price that could be negotiated in an arm’s-length free market transaction, for cash, between a willing seller and a willing buyer, neither of whom is under undue pressure or compulsion to complete the transaction. Fair Market Value shall be determined, except as otherwise provided,

(i) if such Property has a Fair Market Value equal to or less than $10 million, by any Officer of the Company, or

(ii) if such Property has a Fair Market Value in excess of $10 million, by a majority of the Board of Directors of the Company and evidenced by a Board Resolution.

      “Fee Agreement” shall mean the Fee Agreement, dated August 28, 2003, among Holding, OEP and Dennis B. Gillings, governing the payment by Holding of OEP’s and Dennis B. Gillings’ and their respective affiliates’ fees and expenses related to the Merger.

      “Fixed Charge Coverage Ratio” means with respect to any Person for any period, the ratio of the Pro Forma Consolidated EBITDA of such Person for such period to the Fixed Charges of such Person for such period.

      “Fixed Charges” means, with respect to any Person for any period, the sum, without duplication, of:

(a) the Pro Forma Consolidated Interest Expense of such Person and its Restricted Subsidiaries for such period whether paid or accrued, determined in accordance with GAAP;

(b) all commissions, discounts and other fees and charges Incurred in respect of letters of credit or bankers’ acceptance financings, determined in accordance with GAAP, and net payments or receipts (if any) pursuant to Hedging Obligations to the extent such Hedging Obligations related to Debt that is not itself a Hedging Obligation;

(c) any interest expense on Debt of any Person that is Guaranteed by such Person or one of its Restricted Subsidiaries or secured by a Lien on assets of such Person or one of its Restricted Subsidiaries (whether or not such Guarantee or Lien is called upon);

(d) amortization or write-off of Debt discount in connection with any Debt of such Person and any Restricted Subsidiary, on a consolidated basis in accordance with GAAP; and

(e) the product of (a) all dividend payments (other than any payments to the referent Person or any of its Restricted Subsidiaries and any dividends payable in the form of Capital Stock) on any series of Preferred Stock or Disqualified Stock of such Person and its Restricted Subsidiaries, times (b) (x) if such dividends are not deductible for income tax purposes based on the law in effect at the time of payment, a fraction, the numerator of which is one and the denominator of which is one minus the then current combined federal, state and local statutory income tax rate of such Person, expressed as a decimal, in each case, on a consolidated basis and in accordance with GAAP as estimated by the chief financial officer of such Person in good faith or (y) if such dividends are deductible by such Person for income tax purposes based on law in effect at the time of payment, one.

      “GAAP” means United States generally accepted accounting principles as in effect on the Issue Date.

      “Government Obligations” means any security issued or guaranteed as to principal or interest by the United States, or by a person controlled or supervised by and acting as an instrumentality of the government of the United States pursuant to authority granted by the Congress of the United States or any certificate of deposit for any of the foregoing.

      “Guarantee” means any obligation, contingent or otherwise, of any Person directly or indirectly guaranteeing any Debt of any other Person and any obligation, direct or indirect, contingent or otherwise, of such Person:

(a) to purchase or pay (or advance or supply funds for the purchase or payment of) Debt of such other Person (whether arising by virtue of partnership arrangements, or by agreements to keep-well, to purchase assets, goods, securities or services, to take-or-pay or to maintain financial statement conditions or otherwise), or

(b) entered into for the purpose of assuring in any other manner the obligee against loss in respect thereof (in whole or in part);

provided, however, that the term “Guarantee” shall not include:

(1) endorsements for collection or deposit in the ordinary course of business, or

(2) a contractual commitment by one Person to invest in another Person for so long as such Investment is reasonably expected to constitute a “Permitted Investment.”

      The term “Guarantee” used as a verb has a corresponding meaning. The term “Guarantor” shall mean any Person Guaranteeing any obligation.

      “Hedging Obligations” of any Person means any obligation of such Person pursuant to any Interest Rate Agreement, Currency Exchange Protection Agreement, Commodity Price Protection Agreement or any other similar agreement or arrangement.

      “holder” or “noteholder” means the Person in whose name a Note is registered on the Note register.

      “Holding” means Pharma Services Holding, Inc., a Delaware corporation, so long as it is the direct or indirect parent of Quintiles.

      “Incur” means, with respect to any Debt or other obligation of any Person, to create, issue, incur (by merger, conversion, exchange or otherwise), extend, assume, Guarantee or become liable in respect of such Debt or other obligation or (if earlier) the recording, as required pursuant to GAAP or otherwise, of any such Debt or obligation on the balance sheet of such Person (and “Incurrence” and “Incurred” shall have meanings correlative to the foregoing); provided, however, that a change in GAAP or the application thereof that results in an obligation of such Person that exists at such time, and is not theretofore classified as Debt, becoming Debt shall not be deemed an Incurrence of such Debt; provided, further, however, that amortization of debt discount, accrual or capitalization of dividends and interest, including the accrual of deferred accrued interest, the accretion of principal and the payment of interest or dividends in the form of additional securities shall not, in any such case, be deemed to be the Incurrence of Debt; provided that in the case of Debt or Preferred Stock sold at a discount or for which interest or dividends are capitalized or accrued or accreted, the amount of such Debt or outstanding Preferred Stock Incurred shall at all times be the then current accreted value or shall include all capitalized interest.

      “Independent Financial Advisor” means an accounting, appraisal or investment banking firm of national standing or any third party appraiser or recognized expert with experience in appraising the terms and conditions of the type of transaction or series of related transactions for which an opinion is required, provided that such firm or appraiser is not an Affiliate of the Company.

      “Interest Rate Agreement” means, for any Person, any interest rate swap agreement, interest rate cap agreement, interest rate collar agreement, interest rate option agreement, interest rate future agreement or other similar agreement designed to protect against fluctuations in interest rates.

      “Investment” by any Person means any loan, advance or other extension of credit (other than advances or extensions of credit and receivables in the ordinary course of business that are recorded as accounts receivable on the balance sheet of such Person or acquired as part of the assets acquired in connection with an acquisition of assets otherwise permitted by the indenture and also excluding advances to officers and employees in the ordinary course of business) or capital contribution (by means of transfers of cash or other Property to others)

or payments for Property or services for the account or use of others (other than expenses Incurred in the ordinary course of business, including without limitation, the provisions of sales force personnel and related expenses or as required pursuant to agreements entered into in connection with Permitted PharmBio Investments so long as such items are expected to be treated as expenses (and not capitalized) on the income statement of such Person) to, or Incurrence of a Guarantee of any obligation of, or purchase or acquisition of Capital Stock, bonds, notes, debentures or other securities or evidence of Debt issued by, any other Person, or the making of upfront, milestone, marketing or other similar payment by any Person to any other Person in connection with the Person’s obtaining a right to receive royalty or other payments in the future. “Investment” shall include the Fair Market Value of the Investment of (A) a Restricted Subsidiary in any Person at the time such Restricted Subsidiary becomes a Restricted Subsidiary of the Company and (B) the Company and a Restricted Subsidiary in any Subsidiary of the Company at the time that any such Subsidiary is designated an Unrestricted Subsidiary; provided, however, that upon a redesignation of an Unrestricted Subsidiary as a Restricted Subsidiary, the Company or such Restricted Subsidiary, as the case may be, shall be deemed to continue to have a permanent “Investment” in an Unrestricted Subsidiary (proportionate to its equity interest in such Subsidiary) of an amount (if positive) equal to:

(a) its “Investment” in such Subsidiary at the time of such redesignation, less

(b) the portion (proportionate to its equity interest in such Subsidiary) of the Fair Market Value of its Investment in such Subsidiary at the time of such redesignation.

      In determining the amount of any Investment made by transfer of any Property other than cash, such Property shall be valued at its Fair Market Value at the time of such Investment.

      “Investment Grade Ratings” means a rating equal to or higher than Baa3 (or the equivalent) by Moody’s and BBB- (or the equivalent) by S&P.

      “Investor Stockholder” means OEP, TPG and Temasek.

      “Issue Date” means the date on which the Notes are initially issued (exclusive of any Additional Notes).

      “Lien” means, with respect to any Property of any Person, any mortgage or deed of trust, pledge, hypothecation, assignment, deposit arrangement, security interest, lien, charge, easement (other than any easement not materially impairing usefulness or marketability), encumbrance, preference, priority or other security agreement on or with respect to such Property (including any Capital Lease Obligation, conditional sale or other title retention agreement having substantially the same economic effect as any of the foregoing or any sale and leaseback transaction).

      “Management Agreements” means (i) the management agreement, to be dated as of September 25, 2003 by and between OEP, GF Management Company, LLC, TPG GenPar III L.P., Holding and Perseus-Soros Management LLC and (ii) the management agreement, to be dated as of September 25, 2003, by and between Cassia Fund Management Pte Ltd. and Holding, in each case as in effect on the Issue Date.

      “Merger” means the consummation of the merger of Acquisition Corp. with and into Quintiles in accordance with the terms of the Merger Agreement and the transactions related thereto.

      “Merger Agreement” means the Agreement and Plan of Merger among Quintiles, Holding and Acquisition Corp., dated as of April 10, 2003, as amended as of August 18, 2003, as in effect on the Issue Date.

      “Merger Date” means the date on which the Merger is consummated and becomes effective in accordance with the Merger Agreement and the laws of the State of North Carolina.

      “Moody’s” means Moody’s Investor Services, Inc. or any successor rating agency.

      “Net Available Cash” from any Asset Sale means cash payments received therefrom (including any cash payments received by way of deferred payment of principal pursuant to a note or installment receivable or otherwise, but only, in each case, as and when received, but excluding any other consideration received in the form of assumption by the acquiring Person of Debt or other obligations or liabilities relating to the Property that is the subject of such Asset Sale or received in any other non-cash form), in each case net of:

(a) all legal, accounting, investment banking, title and recording tax expenses, commissions and other fees and expenses Incurred, and all U.S. Federal, state, provincial, foreign and local taxes required to be accrued as a liability under GAAP, as a consequence of such Asset Sale,

(b) all payments made on any Debt that is secured by any Property subject to such Asset Sale, in accordance with the terms of any Lien upon or other security agreement of any kind with respect to such Property, or which must by its terms, or in order to obtain a necessary consent to such Asset Sale, or by applicable law, be repaid out of the proceeds from such Asset Sale,

(c) all distributions and other payments required to be made to minority interest holders in Subsidiaries or joint ventures as a result of such Asset Sale,

(d) brokerage commissions and other reasonable fees and expenses (including, without limitation, any severance, pension or shutdown cost and fees and expenses of counsel, accountants, investment bankers and other financial advisors or consultants) related to such Asset Sale and

(e) the deduction of appropriate amounts provided by the seller as a reserve, in accordance with GAAP, against any liabilities associated with the Property disposed in such Asset Sale and retained by the Company or a Restricted Subsidiary after such Asset Sale, including, without limitation, pension and other post-employment benefit liabilities, liabilities relating to environmental matters and liabilities under any indemnification obligations associated with such Asset Sale and any deductions relating to escrowed amounts.

      “Non-Recourse Debt” means Debt

(a) as to which neither the Company nor any Restricted Subsidiary provides any guarantee or credit support of any kind (including any undertaking, guarantee, indemnity, agreement or instrument that would constitute Debt) or is directly or indirectly liable (as a guarantor or otherwise) or as to which there is any recourse to the assets of the Company or any Restricted Subsidiary; and

(b) no default with respect to which (including any rights that the holders thereof may have to take enforcement action against an Unrestricted Subsidiary) would permit (upon notice, lapse of time or both) any holder of any other Debt of the Company or any Restricted Subsidiary to declare a default under such other Debt or cause the payment thereof to be accelerated or payable prior to its stated maturity.

      “Non-U.S. Subsidiary” means any Restricted Subsidiary of the Company that is or becomes organized under the laws of a jurisdiction other than the United States of America or any State thereof or the District of Columbia.

      “OEP” means One Equity Partners LLC.

      “OEP Subscription Agreement” means the subscription agreement dated as of August 28, 2003 between OEP and Holding.

      “Officer” means the Chief Executive Officer, the President, the Chief Financial Officer or any Vice President, the Treasurer or the Secretary of the specified Person.

      “Officers’ Certificate” means a certificate signed by an Officer of the specified Person, and delivered to the Trustee.

      “Opinion of Counsel” means a written opinion from legal counsel who is acceptable to the Trustee. The counsel may be an employee of or counsel to the Company, a Subsidiary Guarantor or the Trustee.

      “Permitted Asset Swap” means any transfer of a Permitted PharmaBio Investment by the Company or any of its Restricted Subsidiaries in which the consideration received by the transferor is another Permitted PharmaBio Investment; provided that the aggregate Fair Market Value at the time of the consummation of the Permitted Asset Swap (as determined in good faith by the Board of Directors of the Company) of the

Permitted PharmaBio Investment being transferred by the Company or such Restricted Subsidiary is not greater than the aggregate Fair Market Value at the time of the consummation of the Permitted Asset Swap (as determined in good faith by the Board of Directors of the Company) of the Permitted PharmaBio Investment received by the Company or such Restricted Subsidiary in such exchange; and provided, further, that, with respect to any transaction or series of related transactions that constitute a Permitted Asset Swap with an aggregate Fair Market Value in excess of $50.0 million, the Company, prior to consummation thereof, shall be required to obtain a written opinion from an Independent Financial Advisor to the effect that such transaction or series of related transactions are fair, from a financial point of view, to the Company or such Restricted Subsidiary, taken as a whole.

      “Permitted Holders” means Dr. Dennis B. Gillings, the Gillings Family Limited Partnership, the GFEF Limited Partnership, GF Management Company, LLC, the Gillings Family Foundation, OEP, Temasek and TPG and each of such Person’s Affiliates and Permitted Transferees.

      “Permitted Investment” means any Investment by the Company or a Restricted Subsidiary in:

(a) the Company, any Restricted Subsidiary or any Person that will, upon the making of such Investment, become a Restricted Subsidiary, or who is merged or consolidated with or into, or transfers or conveys all or substantially all of its assets to, or is liquidated into, the Company or a Restricted Subsidiary, provided that the primary business of such Restricted Subsidiary is a Related Business, including, without limitation, the Merger and the transactions contemplated thereby;

(b) cash or Temporary Cash Investments;

(c) receivables owing to the Company or a Restricted Subsidiary if created or acquired in the ordinary course of business and payable or dischargeable in accordance with customary trade terms; provided, however,that such trade terms may include such concessionary trade terms as the Company or such Restricted Subsidiary deems reasonable under the circumstances;

(d) payroll, travel, commission and similar advances to cover matters that are expected at the time of such advances ultimately to be treated as expenses for accounting purposes and that are made in the ordinary course of business;

(e) loans and advances, including a program to provide such loans and advances, to employees, directors and consultants either made in the ordinary course of business consistent with past practices or as approved by the Board of Directors of the Company, or such Restricted Subsidiary, as the case may be, provided that such loans and advances do not exceed $8.0 million at any one time outstanding;

(f) stock, obligations or other securities received in settlement or good faith compromise of debts owing to the Company or a Restricted Subsidiary or in satisfaction of judgments or pursuant to any plan of reorganization or similar arrangement upon the bankruptcy or insolvency of a debtor;

(g) any Person to the extent such Investment represents non-cash consideration received in connection with an asset sale, including an Asset Sale or a Permitted Asset Swap consummated in compliance with the covenant described under “— Certain Covenants — Limitation on Asset Sales;”

(h) the Notes and, if issued, any Additional Notes;

(i) Interest Rate Agreements, Currency Exchange Protection Agreements, Hedging Obligations and Commodity Price Protection Agreement, in each case permitted under the covenant described under “— Limitation on Debt;”

(j) existence on the Issue Date and any Investment that replaces, refinances or refunds such an Investment, provided that the new Investment is in an amount that does not exceed that amount replaced, refinanced or refunded and is made in the same Person as the Investment replaced, refinanced or refunded;

(k) prepaid expenses, negotiable instruments held for deposit collection and lease utility and worker’s compensation, performance and other similar deposits provided to third parties in the ordinary course of business;

(l) Investments, the consideration for which consist solely of Capital Stock of the Company;

(m) other Investments, that do not exceed $50.0 million outstanding at any one time in the aggregate (with the amount of each Investment being measured as of the time made and without giving effect to subsequent changes in value);

(n) Investments, in a Related Business that do not exceed $100.0 million outstanding at any one time in the aggregate (with the amount of each Investment being measured as of the time made and without giving effect to subsequent changes in value);

(o) any Person where such Investment was acquired by the Company or any Restricted Subsidiary (1) in exchange for any other Investment or accounts receivable held by the Company or any such Restricted Subsidiary in connection with or as a result of a bankruptcy, workout, reorganization or recapitalization of the issuer of such other Investment or accounts receivable or (2) as a result of a foreclosure by the Company or any of its Restricted Subsidiaries with respect to any secured Investment or such other transfer of title with respect to any secured Investment in default;

(p) negotiable instruments held for deposit or collection in the ordinary course of business;

(q) guarantees by the Company or a Restricted Subsidiary of Debt otherwise permitted to be Incurred by the Company or a Restricted Subsidiary under the indenture and the creation of Liens on the assets of the Company or a Restricted Subsidiary in compliance with the covenant described under “— Limitation on Liens;”

(r) the Cymbalta Investment; and

(s) Permitted PharmaBio Investments in an amount not to exceed at any one time outstanding the net reduction in Permitted PharmaBio Investments (with the amount of each Permitted PharmaBio Investment being measured as of the time made and without giving effect to subsequent changes in value) in existence on the Issue Date resulting from dividends, repayments of loans or advances, return of capital or other transfers, sales or liquidations of Property or any other disposition or repayment of such Permitted PharmaBio Investments, in each case to the Company or any Restricted Subsidiary from any Person (other than the Company or a Restricted Subsidiary), less the cost of the disposition of such Permitted PharmaBio Investments.

      “Permitted Liens” means:

(a) Liens securing the Notes and the Subsidiary Guarantees;

(b) Liens securing Debt permitted to be Incurred under clause (c) of the second paragraph of the covenant described under “— Certain Covenants — Limitation on Debt,” provided that any such Lien may not extend to any Property of the Company or any Restricted Subsidiary other than the Property acquired, constructed or leased with the proceeds of such Debt and any improvements or accessions to such Property;

(c) Liens for taxes, assessments or governmental charges or levies on the Property of the Company or any Restricted Subsidiary if the same shall not at the time be delinquent or thereafter can be paid without penalty, or are being contested in good faith and by appropriate proceedings; provided that any reserve or other appropriate provision that shall be required in conformity with GAAP shall have been made therefor;

(d) Liens imposed by law or regulation, such as statutory Liens or landlords’, carriers’, warehousemen’s and mechanics’ Liens, Liens in favor of customs or revenue authorities and other similar Liens, on the Property of the Company or any Restricted Subsidiary arising in the ordinary course of business and securing payment of obligations that are not more than 60 days past due or are being contested in good faith and by appropriate proceedings or Liens arising solely by virtue of any statutory or common law provisions relating to customs, duties, bankers’ liens, rights of set-off or similar rights and remedies as to deposit accounts or other funds maintained with a creditor depositary institution;

(e) Liens on the Property of the Company or any Restricted Subsidiary Incurred in the ordinary course of business to secure performance of obligations with respect to statutory or regulatory requirements, performance bids, trade contracts, letters of credit, bankers’ acceptances, performance or return-of-money bonds, surety bonds or other obligations of a like nature and Incurred in a customary manner, in each case which are not Incurred in connection with the borrowing of money, the obtaining of advances or the payment of the deferred purchase price of Property and which do not in the aggregate impair in any material respect the use of Property in the operation of the business of the Company and the Restricted Subsidiaries taken as a whole;

(f) Liens on Property at the time the Company or any Restricted Subsidiary acquired such Property, including any acquisition by means of a merger or consolidation with or into the Company or any Restricted Subsidiary; provided, however, that any such Lien may not extend to any other Property of the Company or any Restricted Subsidiary; provided, further, however, that such Liens shall not have been Incurred in anticipation of or in connection with the transaction or series of related transactions pursuant to which such Property was acquired by the Company or any Restricted Subsidiary;

(g) Liens on the Property of a Person at the time such Person becomes a Restricted Subsidiary; provided, however, that any such Lien may not extend to any other Property of the Company or any other Restricted Subsidiary that is not a direct or, prior to such time, indirect Subsidiary of such Person; provided, further, however, that any such Lien was not Incurred in anticipation of or in connection with the transaction or series of related transactions pursuant to which such Person became a Restricted Subsidiary;

(h) pledges or deposits by the Company or any Restricted Subsidiary under workmen’s compensation laws, unemployment insurance laws or similar legislation, or good faith deposits in connection with bids, tenders, contracts (other than for the payment of Debt) or leases to which the Company or any Restricted Subsidiary is party, or deposits to secure public or statutory obligations of the Company or any Restricted Subsidiary, or deposits for the payment of rent, in each case Incurred in the ordinary course of business;

(i) utility easements, building restrictions and such other encumbrances or charges against real Property as are of a nature generally existing with respect to properties of a similar character;

(j) any provision for the retention of title to any Property by the vendor or transferor of such Property which Property is acquired by the Company or a Restricted Subsidiary in a transaction entered into in the ordinary course of business of the Company or a Restricted Subsidiary and for which kind of transaction it is normal market practice for such retention of title provision to be included;

(k) Liens arising by means of any judgment, decree or order of any court, to the extent not otherwise resulting in an Event of Default, and any Liens that are customarily required to protect or enforce rights in any administrative, arbitration or other court proceedings in the ordinary course of business;

(l) Liens on and pledges of the Capital Stock of any Unrestricted Subsidiary to secure Debt of that Unrestricted Subsidiary;

(m) (1) mortgages, Liens, security interests, restrictions, encumbrances or any other matters of record that have been placed by any developer, landlord or other third party on property over which the Company or any Restricted Subsidiary has easement rights or on any real property leased by the Company or any Restricted Subsidiary or similar agreements relating thereto and (2) any condemnation or eminent domain proceedings or compulsory purchase order affecting real property;

(n) Liens existing on the Issue Date;

(o) Liens in favor of the Company or any Restricted Subsidiary;

(p) Liens on the Property of the Company or any Restricted Subsidiary to secure any Refinancing of Debt, in whole or in part, secured by any Lien described in the foregoing clause (a), (f), (g) or (n); provided that any such Lien is limited to all or part of the same property or assets (plus improvements, accessions, proceeds or dividends or distributions in respect thereof) that secured the Debt being Refinanced;

(q) Liens on Permitted PharmaBio Investments consisting of call rights, purchase options, transfer restrictions or other similar Liens imposed in connection therewith; and

(r) Liens securing reimbursement obligations with respect to commercial letters of credit which encumber documents and other property relating to such letters of credit and products and proceeds thereof; and

(s) Liens in the form of licenses, leases or subleases granted or created by the Company or any Restricted Subsidiary, which licenses, leases or subleases do not interfere, individually or in the aggregate, in any material respect with the business of the Company or such Restricted Subsidiary or individually or in the aggregate materially impair the use (for its intended purpose) or the value of the Property subject thereto.

      “Permitted PharmaBio Investments” means Investments by the Company or any Restricted Subsidiary in any Person (including Bioglan but excluding any other Subsidiary) that is involved in the development and production of pharmaceutical products, or in other lines of business within the pharmaceutical services or biotechnology industry or related or complementary businesses in the healthcare industry including without limitation biotechnology consumer marketing and information technology, pharmaco-economics consulting and pharmaco-genomics.

      “Permitted Refinancing Debt” means any Debt that Refinances any other Debt that is Incurred in accordance with the first paragraph of the covenant described under “Certain Covenants — Limitation on Debt” or that is Incurred under clause (b), (c), (e), (n), or previously Incurred under clause (p) of the definition of Permitted Debt, including any successive Refinancings, so long as:

(a) such Debt is in an aggregate principal amount (or if Incurred with original issue discount, an aggregate issue price) not in excess of the sum of:

(1) the aggregate principal amount (or if Incurred with original issue discount, the aggregate accreted value) and any accrued but unpaid interest then outstanding of the Debt being Refinanced, and

(2) an amount necessary to pay any fees and expenses, including premiums, tender and defeasance costs, related to such Refinancing,

(b) in the case of the Refinancing of term Debt, the Average Life of such Debt is equal to or greater than the Average Life of the Debt being Refinanced,

(c) in the case of the Refinancing of term Debt, the final Stated Maturity of the Debt being Incurred is no earlier than the final Stated Maturity of the Debt being Refinanced, and

(d) in the case of the Refinancing of Debt of the Company or a Subsidiary Guarantor:

(1) the new Debt shall be issued by the same issuer of the Debt being refinanced or by the Company, and

(2) if the Debt being Refinanced constitutes Subordinated Obligations of the Company or a Subsidiary Guarantor, the new Debt shall be subordinated to the Notes or the relevant Subsidiary Guarantee, as applicable, at least to the same extent as the Subordinated Obligations;

provided, however, that Permitted Refinancing Debt shall not include:

(x) Debt of a Restricted Subsidiary (other than a Subsidiary Guarantor) that Refinances Debt of the Company or a Subsidiary Guarantor, or

(y) Debt of the Company or a Restricted Subsidiary that Refinances Debt of an Unrestricted Subsidiary.

“Permitted Transferee” means (i) with respect to any Permitted Holder who is a natural person, (A) such Person’s estate, spouse, heir, ancestors, lineal descendants (including by adoption and step children, and the lineal descendants thereof), legatees, legal representatives or trustee of a bona fide trust of which one or more of the foregoing or such Permitted Holder is or are the controlling trustees, principal beneficiaries or grantors thereof, whether through the ownership of voting securities, by contract or otherwise, and (B) any entity controlled, directly or indirectly, by any Persons referred to in the preceding clause (A) and (ii) with respect to any Investor Stockholders, (A) any other Investor Stockholder or any of their Permitted Transferees, (B) any director, officer, or general partner, limited partner, manager, member or Affiliate of any Investor Stockholder or any of their Permitted Transferees, or (C) any director, officer, general partner or limited partner of any Affiliate of any Investor Stockholder or any of their Permitted Transferees.

      “Person” means any individual, corporation, company (including any limited liability company), association, partnership, joint venture, trust, unincorporated organization, government or any agency or political subdivision thereof or any other entity.

      “Preferred Stock” means any Capital Stock of a Person, however designated, which entitles the holder thereof to a preference with respect to the payment of dividends, or as to the distribution of assets upon any voluntary or involuntary liquidation or dissolution of such Person, over shares of any other class of Capital Stock issued by such Person.

      “pro forma” means, with respect to any calculation made or required to be made pursuant to the terms hereof, a calculation performed in accordance with the terms of the indenture and (to the extent not conflicting with such terms) Article 11 of Regulation S-X promulgated under the Securities Act (as in effect on the Issue Date).

      “Pro Forma Consolidated EBITDA” means, for any Person for any period, the Consolidated EBITDA of such Person on a pro forma basis, provided that if, since the beginning of the relevant period,

(a) (x) any Person was designated as an Unrestricted Subsidiary or redesignated as or otherwise became a Restricted Subsidiary, such event shall be deemed to have occurred on the first day of the applicable reference period, or (y) any Person that subsequently became a Restricted Subsidiary or was merged with or into such Person or any Restricted Subsidiary since the beginning of the period shall have made any Investment in any Person or made any acquisition, disposition, merger or consolidation that would have required adjustment pursuant to this definition, then in each case, Pro Forma Consolidated EBITDA shall be calculated giving pro forma effect thereto for such period as if such designation, Investment, acquisition, disposition, merger or consolidation had occurred at the beginning of the applicable reference period; and

(b) in the event that pro forma effect is being given to any Repayment of Debt, Pro Forma Consolidated EBITDA for such period shall be calculated as if such Person or such Restricted Subsidiary had not earned any interest income actually earned during such period in respect of the funds used to Repay such Debt.

      “Pro Forma Consolidated Interest Expense” means, with respect to any period, Consolidated Interest Expense adjusted (without duplication) to give pro forma effect to any Incurrence of Debt that remains outstanding at the end of the period or any Repayment of Debt since the beginning of the relevant period as if such Incurrence or Repayment had occurred on the first day of such period.

      If any Debt bears a floating or fluctuating rate of interest and is being given pro forma effect, the interest expense on such Debt shall be calculated as if the base interest rate in effect for such floating or fluctuating rate of interest on the date of determination were in effect for the whole period (taking into account any Interest Rate Agreement applicable to such Debt if such Interest Rate Agreement had when entered into a term of at least 12 months or, if shorter, the term of the Debt). In the event the Capital Stock of any Restricted Subsidiary is sold during the period, the Debt of such Restricted Subsidiary shall be deemed to have been repaid during such period to the extent the Company and the continuing Restricted Subsidiaries are no longer liable for such Debt after such sale.

      “Property” means, with respect to any Person, any interest of such Person in any kind of property or asset, whether real, personal or mixed, or tangible or intangible, including Capital Stock in, and other securities of, any other Person. For purposes of any calculation required pursuant to the indenture, the value of any Property shall be its Fair Market Value.

      “Public Equity Offering” means an underwritten public offering of common stock of the Company or Holding after the Issue Date, pursuant to an effective registration statement filed under the Securities Act.

      “Purchase Money Debt” means Debt:

(a) consisting of the deferred purchase price of Property, conditional sale obligations, obligations under any title retention agreement, other purchase money obligations and obligations in respect of industrial revenue bonds, in each case where the maturity of such Debt does not exceed the anticipated useful life of the Property being financed, and

(b) Incurred to finance the acquisition, construction or lease by the Company or a Restricted Subsidiary of such Property, including additions and improvements thereto;

provided, however, that such Debt is Incurred within 180 days after the acquisition, completion of the construction, addition or improvement or lease of such Property by the Company or such Restricted Subsidiary.

      “Qualified Equity Offering” means any public or private offering for cash of Capital Stock (other than Disqualified Stock) of the Company other than (i) public offerings of Capital Stock registered on Form S-8 or (ii) other issuances upon the exercise of options of employees of Holding or any of its Subsidiaries.

      “Refinance” means, in respect of any Debt, to refinance, extend, renew, refund, repay, prepay, repurchase, redeem, defease or retire, or to issue other Debt, in exchange or replacement for, such Debt. “Refinanced” and “Refinancing” shall have correlative meanings.

      “Related Business” means any business that is the same as or related, ancillary, incidental or complementary to the business of Quintiles on the Issue Date or any reasonable extension, development or expansion of the business, including the Permitted PharmaBio Investments.

      “Repay” means, in respect of any Debt, to repay, prepay, repurchase, redeem, legally defease or otherwise retire such Debt with the effect that the Debt is no longer an obligation of the person who had incurred such Debt or any of its Restricted Subsidiaries. “Repayment” and “Repaid” shall have correlative meanings. For purposes of the covenant described under “— Limitation on Asset Sales” and the definition of “Fixed Charge Coverage Ratio,” Debt shall be considered to have been Repaid only to the extent the related loan commitment, if any, shall have been permanently reduced in connection therewith.

      “Required Rating Agencies” means both Moody’s and S&P or their respective successors; provided that if either Moody’s or S&P (or their respective successors) is no longer conducting business or is no longer rating companies in the pharmaceutical and biotechnological industries generally, then Required Rating Agencies means either Moody’s or S&P (or their respective successors), as applicable.

      “Restricted Payment” means:

      (a) any dividend or distribution (whether made in cash, securities or other Property) declared or paid by the Company or any Restricted Subsidiary on or with respect to any shares of its Capital Stock, except for (i) any dividend or distribution that is made solely to the Company or a Restricted Subsidiary (and, if such Restricted Subsidiary making the dividend or distribution is not a Wholly Owned Restricted Subsidiary, to the other shareholders of the Restricted Subsidiary on a pro rata basis or on a basis that results in the receipt by the Company or a Restricted Subsidiary of dividends or distributions of greater value than it would receive on a pro rata basis) or (ii) any dividend or distribution payable solely in shares of Capital Stock (other than Disqualified Stock) of the Company or a Restricted Subsidiary or in options, warrants or other rights to acquire shares of Capital Stock (other than Disqualified Stock) of the Company;

      (b) the purchase, repurchase, redemption, acquisition or retirement for value of any Capital Stock of the Company or any Restricted Subsidiary (other than from the Company or a Restricted Subsidiary or any entity that becomes a Restricted Subsidiary as a result of such transactions) or securities exchangeable for or convertible into any such Capital Stock, including the exercise of any option to exchange any Capital Stock (other than for or into Capital Stock of the Company that is not Disqualified Stock); provided that, notwithstanding anything in this definition to the contrary, the purchase, repurchase, redemption, acquisition or retirement for value of any Disqualified Stock of the Company or any Restricted Subsidiary at its scheduled mandatory redemption date shall only constitute a Restricted Payment to the extent (and only to the extent) that the issuance of such Disqualified Stock increased the amount available for Restricted Payments pursuant to clause (c)(3) of the first paragraph under “— Limitation on Restricted Payments”;

      (c) the purchase, repurchase, redemption, acquisition or retirement for value, prior to the date for any scheduled maturity, sinking fund or amortization or other installment payment, of any Subordinated Obligation (other than the purchase, repurchase or other acquisition of any Subordinated Obligation purchased in anticipation of satisfying a scheduled maturity, sinking fund or amortization or other installment obligation, in each case due within one year of the date of acquisition);

      (d) any Investment (other than Permitted Investments and Guarantees by Restricted Subsidiaries of Debt Incurred pursuant to the covenant described under “— Limitation on Debt”) in any Person; or

      (e) the issuance, sale or other disposition of Capital Stock of any Restricted Subsidiary to a Person (other than the Company or another Restricted Subsidiary) if the result thereof is that such Restricted Subsidiary shall cease to be a Subsidiary of the Company, in which event the amount of such “Restricted Payment” shall be the Fair Market Value of the remaining interest, if any, in such former Restricted Subsidiary held by the Company or the Restricted Subsidiaries to the extent not a Permitted Investment under clause (g) of the definition of “Permitted Investment”.

      “Restricted Subsidiary” means each Subsidiary of the Company as of the Issue Date and thereafter unless such Subsidiary is designated an Unrestricted Subsidiary in accordance with the provisions of the indenture.

      “S&P” means Standard & Poor’s Rating Services, a division of The McGraw-Hill Companies, Inc. or any successor rating agency.

      “Securities Act” means the U.S. Securities Act of 1933, as amended.

      “Senior Debt” means the principal of, premium, if any, and interest (including any interest accruing subsequent to the filing of a petition of bankruptcy at the rate provided for in the documentation with respect thereto, whether or not such interest is an allowed claim under applicable law) on any Debt of the Company or a Subsidiary Guarantor, as the case may be, whether outstanding on the Issue Date or thereafter created, Incurred or assumed and any amendments, renewals, modifications, extensions, refinancings and refundings of such Debt, unless, in the case of any particular Debt, the instrument creating or evidencing the same or pursuant to which the same is outstanding expressly provides that such Debt shall be subordinated in right of payment to any other Debt of such person. Without limiting the generality of the foregoing, “Senior Debt” shall also include the principal of, premium, if any, interest (including any interest accruing subsequent to the filing of a petition of bankruptcy at the rate provided for in the documentation with respect thereto, whether or not such interest is an allowed claim under applicable law) on and all other amounts owing in respect of:

(1) all monetary obligations (including Guarantees thereof) of every nature of the Company or a Subsidiary Guarantor under the Credit Facility, including, without limitation, obligations (including Guarantees) to pay principal, premium (if any), any interest, reimbursement obligations under letters of credit, fees, expenses and indemnities;

(2) all obligations under Interest Rate Agreements (including guarantees thereof);

(3) all obligations under Currency Exchange Protection Agreements (including guarantees thereof); and

(4) all obligations under Commodity Price Protection Agreements (including guarantees thereof) in each case whether outstanding on the Issue Date or thereafter Incurred.

      Notwithstanding the foregoing, “Senior Debt” shall not include:

(1) any Debt of the Company to a Subsidiary of the Company or any Debt of a Subsidiary Guarantor to the Company or another Subsidiary of the Company;

(2) any Debt to, or guaranteed on behalf of, any director, officer or employee, in such capacities of the Company or any Subsidiary of the Company (including, without limitation, amounts owed for compensation);

(3) Debt to trade creditors and other amounts Incurred (but not under the Credit Facility) in connection with obtaining goods, materials or services including, without limitation, accounts payable;

(4) obligations in respect of any Capital Stock, including Disqualified Stock;

(5) any liability for federal, state, local or other taxes owed or owing by the Company or any Subsidiary Guarantor;

(6) that portion of any Debt Incurred in violation of the indenture;

(7) Debt that, when Incurred and without respect to any election under Section 1111(b) of Title 11, United States Code, is without recourse to the issuer of such Debt; and

(8) any Debt that is, by its express terms, subordinated in right of payment to any other Debt of the Company or a Subsidiary Guarantor.

      “Senior Subordinated Debt” means (i) with respect to the Company, the Notes, and any other Debt of the Company that specifically provides that such Debt is to have the same rank as the Notes in right of payment and is not subordinated by its terms in right of payment to any Debt or other obligation of the Company which is not Senior Debt and (ii) with respect to any Subsidiary Guarantor, the Subsidiary Guarantees and any other Debt of such Subsidiary Guarantors that specifically provides that such Debt is to have the same rank as Subsidiary Guarantees of the Notes in right of payment and is not subordinated by its terms in right or payment to any Debt or other obligation of such Subsidiary Guarantor which is not Senior Debt.

      “Significant Subsidiary” means any Subsidiary that would be a “significant subsidiary” of the Company within the meaning of Rule 1-02 under Regulation S-X promulgated by the Commission.

      “Stated Maturity” means (a) with respect to any debt security, the date specified in such security as the fixed date on which the payment of principal of such security is due and payable, including pursuant to any mandatory redemption provision (but excluding any provision providing for the repurchase of such security at the option of the holder thereof upon the happening of any contingency beyond the control of the issuer, unless such contingency has occurred) and (b) with respect to any scheduled installment of principal of or interest on any debt security, the date specified in such debt security as the fixed date on which such installment is due and payable.

      “Subscription Agreements” means the OEP Subscription Agreement, the TPG Subscription Agreement, the Temasek Subscription Agreement and similar agreements with other Persons making cash equity investments, as contemplated by the Transactions.

      “Subordinated Obligation” means any Debt of the Company or any Subsidiary Guarantor (whether outstanding on the Issue Date or thereafter Incurred) that is subordinate or junior in right of payment to the Notes or such entity’s Subsidiary Guarantee pursuant to a written agreement to that effect.

      “Subsidiary” means, in respect of any Person, any corporation, company (including any limited liability company), association, partnership, joint venture or other business entity of which a majority of the total voting power of the Voting Stock is at the time owned or controlled, directly or indirectly, by:

(a) such Person,

(b) such Person and one or more Subsidiaries of such Person, or

(c) one or more Subsidiaries of such Person.

      For the avoidance of doubt, Quintiles Treasury EEIG, a European Economic Interest Group organized under the auspices of the European Union, shall constitute a Subsidiary on the Issue Date. Notwithstanding the foregoing, Verispan shall not constitute a Subsidiary on the Issue Date.

      “Subsidiary Guarantee” means a Guarantee on the terms set forth in the indenture by a Subsidiary Guarantor of the Company’s obligations with respect to the Notes.

      “Subsidiary Guarantor” means (i) all the Restricted Subsidiaries of the Company organized under the laws of any State of the United States or any province or territory thereof, (ii) each other Restricted Subsidiary of the Company that is a guarantor of the obligations of the Company or a domestic Restricted Subsidiary under the Credit Agreement and (iii) each Restricted Subsidiary that executes a Subsidiary Guarantee in accordance with the covenant described under “— Certain Covenants — Creation of Subsidiaries; Additional Subsidiary Guarantees,” in each case until such time as such Subsidiary Guarantor shall be released in accordance with the terms of the indenture.

      “Temasek” means Temasek Life Science Investments Private Limited, a Singapore corporation.

      “Temasek Subscription Agreement” means the subscription agreement dated as of August 28, 2003 between Temasek and Holding.

      “Temporary Cash Investments” means:

(a) any Government Obligation, maturing not more than one year after the date of acquisition, issued by the United States or any member state of the European Union or any instrumentality or agency thereof, and constituting a general obligation of the United States or any member state of the European Union;

(b) any certificate of deposit, maturing not more than one year after the date of acquisition, issued by, or time deposit of, a commercial banking institution that is a member of the U.S. Federal Reserve System and that has combined capital and surplus and undivided profits of not less than $500 million, whose debt has a rating, at the time as of which any investment therein is made, of “P-1” (or higher) according to Moody’s or “A-1” (or higher) according to S&P (or, in the case of non-U.S. Subsidiaries of the Company, any local office of any commercial bank organized under the laws of the relevant jurisdiction or any political subdivision thereof which has a combined capital surplus and undivided profits in excess of $500 million (or the foreign currency equivalent thereof));

(c) commercial paper, maturing not more than one year after the date of acquisition, issued by a corporation (other than an Affiliate of the Company) organized and existing under the laws of the United States, any state thereof or the District of Columbia with a rating, at the time as of which any investment therein is made, of “P-l” (or higher) according to Moody’s or “A-1” (or higher) according to S&P;

(d) any money market deposit accounts issued or offered by a commercial bank organized in the United States having capital and surplus and undivided profits in excess of $500 million; provided that the short-term debt of such commercial bank has a rating, at the time of Investment, of “P-1” (or higher) according to Moody’s or “A-1” (or higher) according to S&P;

(e) repurchase obligations and reverse repurchase obligations with a term of not more than 90 days for underlying securities of the types described in clause (a) or (b) entered into with a bank meeting the qualifications described in clause (b) above;

(f) investments in securities with maturities of one year or less from the date of acquisition issued or fully guaranteed by any state, commonwealth or territory of the United States, or by any political subdivision or taxing authority thereof, and rated at least “A-1” by S&P or “P-1” by Moody’s;

(g) interests in funds investing substantially all their assets in securities of the types described in clauses (a) through (f); and

(h) interests in mutual funds with a rating of AAA- or higher that invest all of their assets in short-term securities, instruments and obligations which carry a minimum rating of “A-2” by S&P or “P-2” by Moody’s and which are managed by a bank meeting the qualifications in clause (b) above.

      “Total Leverage Ratio” means, for any four fiscal quarter period, the ratio of (a) Debt, other than (i) Guarantees by such Person of Debt or other monetary or financial obligations of others, (ii) all payments that such Person would have to make in the event of an early termination, on the date Debt of such Person is being determined, in respect of outstanding interest rate protection agreements, foreign currency exchange agreements or other interest or exchange rate hedging arrangements, and (iii) all obligations, contingent or otherwise, of such Person in respect of bankers’ acceptances, surety bonds and performance bonds, whether or not matured, of the Company and its Subsidiaries net of cash as of such date to (b) Consolidated EBITDA for such period. For periods ending prior to the one year anniversary of the Merger Date, Consolidated EBITDA shall be determined on a pro forma basis to give effect to the Merger as if it occurred on the first day of such period.

      “TPG” means TPG Quintiles Holdco LLC, a limited liability company organized under the laws of Delaware.

      “TPG Subscription Agreement” means the subscription agreement dated as of August 28, 2003 between TPG and Holding.

      “Unrestricted Subsidiary” means:

(a) any Subsidiary of the Company that at the time of determination is designated as an Unrestricted Subsidiary as permitted or required pursuant to the covenant described under “— Designation of Restricted and Unrestricted Subsidiaries” and is not thereafter redesignated as a Restricted Subsidiary as permitted pursuant thereto; and

(b) any Subsidiary of an Unrestricted Subsidiary.

      “Voting Stock” of any Person means all classes of Capital Stock or other interests (including partnership interests) of such Person then outstanding and normally entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees thereof.

      “Wholly Owned Restricted Subsidiary” means, at any time, a Restricted Subsidiary all the Voting Stock of which (except directors’ qualifying shares and shares required by applicable law to be held by a Person other than the Company) is at such time owned, directly or indirectly, by the Company and their other Wholly Owned Subsidiaries.

      “Verispan” means Verispan, L.L.C. a limited liability company organized under the laws of Delaware.

BOOK-ENTRY; DELIVERY AND FORM

The Global Notes

      The exchange notes will initially be represented in the form of one or more global notes in definitive, fully-registered book-entry form, without interest coupons, that will be deposited with or on behalf of The Depository Trust Company, or DTC, and registered in the name of Cede & Co., as nominee of DTC, or will remain in the custody of the trustee pursuant to the FAST Balance Certificate Agreement between DTC and the trustee.

      You may hold your interests in the global notes directly through DTC, if you are participants in such system, or indirectly through organizations which are participants in such system.

      Except as set forth below, the global notes may be transferred, in whole and not in part, only to another nominee of DTC or to a successor of DTC or its nominee. You may not exchange your beneficial interest in the global notes for Notes in certificated form except in the limited circumstances described below under “— Certificated Notes.”

Certain Book-Entry Procedures for the Global Notes

      The description of the operations and procedures of DTC set forth below is provided solely as a matter of convenience. These operations and procedures are solely within its control and are subject to change by DTC from time to time. We take no responsibility for these operations or procedures, and we urge you to contact DTC or its participants directly to discuss these matters.

      DTC has advised us that it is:

•	a limited purpose trust company organized under the laws of the State of New York;

•	a “banking organization” within the meaning of the New York Banking Law;

•	a member of the Federal Reserve System;

•	a “clearing corporation” within the meaning of the Uniform Commercial Code, as amended; and

•	a “clearing agency” registered pursuant to Section 17A of the Exchange Act.

      DTC was created to hold securities for its participants (collectively, the “participants”) and facilitate the clearance and settlement of securities transactions between participants through electronic book-entry changes to the accounts of its participants, thereby eliminating the need for physical transfer and delivery of certificates. DTC’s participants include securities brokers and dealers, banks and trust companies, clearing corporations and certain other organizations. Indirect access to DTC’s system also is available to other entities such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a participant, either directly or indirectly (collectively, “indirect participants”). If you are not a participant, you may beneficially own securities held by or on behalf of DTC only through participants or indirect participants.

      Quintiles expects that pursuant to procedures established by DTC (1) upon the deposit of each global note, DTC will credit, on its internal system, the respective principal amount of the individual beneficial interests represented by such global notes to the accounts with DTC of the participants through which such interests are to be held and (2) ownership of the notes will be shown on, and the transfer of ownership thereof will be effected only through, records maintained by DTC (with respect to interests of participants) and the records of participants and the indirect participants (with respect to the interests of persons other than participants).

      The laws of some jurisdictions may require that certain persons take physical delivery of such securities in definitive form. Accordingly, your ability to transfer your beneficial interests in a global note to such persons may be limited. In addition, because DTC can act only on behalf of its participants, which in turn act on behalf of persons who hold interests through participants, your ability to pledge or transfer your interests in a global note to persons or entities that do not participate in DTC’s system, or to otherwise take actions in respect of such interest, may be affected by the lack of a physical definitive security in respect of such interest.

      So long as DTC or its nominee is the registered owner of a global note, DTC or such nominee, as the case may be, will be considered the sole owner or holder of the notes represented by such global note for all purposes under the indenture. Except as provided below, owners of beneficial interests in a global note will not be entitled to have notes represented by such global note registered in their names, will not receive or be entitled to receive physical delivery of certificated notes and will not be considered the owners or holders thereof under the indenture for any purpose, including with respect to the giving of any direction, instruction or approval to the trustee thereunder. Accordingly, each holder owning a beneficial interest in a global note must rely on the procedures of DTC and, if such holder is not a participant or an indirect participant, on the procedures of the participant through which such holder owns its interest, to exercise any rights of a holder of notes under the indenture or such global note. Quintiles understands that under existing industry practice, in the event Quintiles requests any action of holders or notes, or a holder that is an owner of a beneficial interest in a global note desires to take any action that DTC, as the holder of such global note, is entitled to take, DTC would authorize the participants to take such action and the participants would authorize holders owning through such participants to take such action or would otherwise act upon the instruction of such holders. Neither Quintiles nor the trustee will have any responsibility or liability for any aspect of the records relating to or payments made on account of notes by DTC, or for maintaining, supervising or reviewing any records of DTC relating to such notes.

      Payments with respect to the principal of, and premium, if any, and interest on, any notes represented by a global note registered in the name of DTC or its nominee on the applicable record date will be payable by the trustee to or at the direction of DTC or its nominee in its capacity as the registered holder of the global note representing such notes under the indenture. Under the terms of the indenture, Quintiles and the trustee may treat the persons in whose names the notes, including the global notes, are registered as the owners thereof for the purpose of receiving payment thereon and for any and all other purposes whatsoever. Accordingly neither Quintiles, nor the trustee has or will have any responsibility or liability for the payment of such amounts to owners of beneficial interests in a global note (including principal, premium, if any, and interest). Payments by the participants and the indirect participants to the owners of beneficial interests in a global note will be governed by standing instructions and customary industry practice and will be the responsibility of the participants or the indirect participants and DTC.

      Transfers between participants in DTC will be effected in accordance with DTC’s procedures, and will be settled in same-day funds.

      Although DTC has agreed to the foregoing procedures in order to facilitate transfers of interests in the global notes among participants in DTC, it is under no obligation to perform or to continue to perform such procedures, and such procedures may be discontinued at any time. None of Quintiles, the trustee or any of their respective agents will have any responsibility for the performance by DTC, its participants or indirect participants of their respective obligations under the rules and procedures governing their operations.

Certificated Notes

      If:

•	Quintiles notifies the trustee in writing that DTC is no longer willing or able to act as a depository or DTC ceases to be registered as a clearing agency under the Exchange Act for the global notes and in each case, a successor depository is not appointed within 90 days of such notice or cessation; or

•	an Event of Default has occurred and is continuing and the registrar has received a request from DTC,

then DTC shall surrender such global note or global notes to the trustee for cancellation and Quintiles shall execute, and the trustee shall authenticate and deliver to each person DTC identifies as the beneficial owner of the notes represented by the global note or global notes, certificated notes in exchange for such global note or global notes. Upon any such issuance, the trustee is required to register such certificated notes in the name of such person or persons (or the nominee of any thereof) and cause the same to be delivered thereto.

      Neither Quintiles nor the trustee shall be liable for any delay by DTC or any participant or indirect participant in identifying the beneficial owners of the related notes and each such person may conclusively rely on, and shall be protected in relying on, instructions from DTC for all purposes (including with respect to the registration and delivery, and the respective principal amounts of the notes to be issued).

UNITED STATES TAXATION

      The following discussion is a summary of the principal United States federal income tax considerations relevant to the exchange of the private notes for exchange notes in the exchange offer, and the ownership and disposition of the exchange notes. The following summary deals only with notes held as capital assets by holders who acquired the private notes at the initial offering price and not with special classes of holders such as:

•	dealers in securities or currencies;

•	traders in securities that elect to mark to market;

•	banks;

•	tax-exempt organizations;

•	partnerships or other pass-through entities;

•	life insurance companies;

•	expatriates;

•	persons that hold notes that are a hedge or that are hedged against currency risks or that are part of a straddle or conversion transaction; or

•	persons (other than United States Alien Holders, as defined below) whose functional currency is not the U.S. dollar.

The summary is based on the Internal Revenue Code of 1986, as amended (the “Code”), its legislative history, existing and proposed regulations thereunder, published rulings and court decisions, all as currently in effect and all subject to change at any time, perhaps with retroactive effect.

      For purposes of this summary, the term “Company” refers to Quintiles Transnational Corp. and its subsidiaries.

      Holders of the notes should consult their own tax advisors concerning the consequences, in their particular circumstances, under the Code and the laws of any other taxing jurisdiction, of the exchange of the private notes for the exchange notes and the ownership of notes.

Exchange Offer

      The exchange of unregistered private notes for exchange notes pursuant to the exchange offer will not be a taxable event for United States federal income tax purposes. Accordingly, a holder will not recognize taxable gain or loss as a result of such exchange and will have the same adjusted tax basis and holding period in the exchange notes as such holder had in the unregistered private notes immediately before such exchange.

United States Holders

      This subsection describes the tax consequences to a United States Holder. You are a United States Holder if you are a beneficial owner of a note who, for United States federal income tax purposes, is:

•	a citizen or resident of the United States;

•	a corporation organized under the laws of the United States or any State;

•	an estate the income of which is subject to United States federal income tax without regard to its source; or

•	a trust (1) if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more United States persons have the authority to control all substantial decisions of the trust, or (2) if a valid election is in effect under applicable United States Treasury regulations to be treated as a United States person.

      If you are not a United States Holder, this subsection does not apply to you and you should refer to the subsection entitled “United States Alien Holders” below.

Payments of Interest

      Interest on a note will be taxable to you as ordinary income at the time you receive it or when it accrues, depending on your method of accounting for tax purposes.

Purchase, Sale and Retirement of the Notes

      Your tax basis in your note generally will be its cost. You generally will recognize capital gain or loss on the sale or retirement of your note equal to the difference between the amount you realize on the sale or retirement, excluding any amounts attributable to accrued but unpaid interest, and your tax basis in your note. Capital gain of a noncorporate United States Holder generally is taxed at a maximum rate of 15% (20% after 2008) where the property is held more than one year.

United States Alien Holders

      This subsection describes the tax consequences to a United States Alien Holder. You are a United States Alien Holder if you are a beneficial owner of a note and you are, for United States federal income tax purposes:

•	a nonresident alien individual,

•	a foreign corporation, or

•	a foreign estate or trust that in either case is not subject to United States federal income tax on a net income basis on income or gain from a note.

      If you are a United States Holder, this subsection does not apply to you and you should refer to the subsection entitled “United States Holders” above.

      Under United States federal income and estate tax law, and subject to the discussion of backup withholding below, if you are a United States Alien Holder of a note:

      (i) payments of principal and interest to you will not be subject to United States federal withholding tax if, in the case of interest,

(a) you do not actually or constructively own 10% or more of the total combined voting power of all classes of stock of the Company entitled to vote,

(b) you are not a controlled foreign corporation that is related to the Company through stock ownership, and

(c) the U.S. payor does not have actual knowledge or reason to know that you are a United States person and:

(1) you certify to the U.S. payor, under penalties of perjury, on an Internal Revenue Service (“IRS”) Form W-8BEN or an acceptable substitute form, that you are not a United States person,

(2) in the case of payments made outside the United States to you at an offshore account (generally, an account maintained by you at a bank or other financial institution at any location outside the United States), you have furnished to the U.S. payor documentation that establishes your identity and your status as a person who is not a United States person,

(3) the U.S. payor has received a withholding certificate (furnished on an appropriate IRS Form W-8 or an acceptable substitute form) from a person claiming to be:

(A) a withholding foreign partnership (generally a foreign partnership that has entered into an agreement with the IRS to assume primary withholding responsibility with respect to distributions and guaranteed payments it makes to its partners),

(B) a qualified intermediary (generally a non-United States financial institution or clearing organization or a non-United States branch or office of a United States financial institution or clearing organization that is a party to a withholding agreement with the IRS), or

(C) a U.S. branch of a non-United States bank or of a non-United States insurance company,

and the withholding foreign partnership, qualified intermediary or U.S. branch has received documentation upon which it may rely to treat the payment as made to a person who is not a United States person in accordance with U.S. Treasury regulations (or, in the case of a qualified intermediary, in accordance with its agreement with the IRS),

(4) the U.S. payor receives a statement from a securities clearing organization, bank or other financial institution that holds customers’ securities in the ordinary course of its trade or business and holds the note,

(A) certifying to the U.S. payor under penalties of perjury that an IRS Form W-8BEN or an acceptable substitute form has been received from you by it or by a similar financial institution between it and you, and

(B) to which is attached a copy of the IRS Form W-8BEN or acceptable substitute form, or

(5) the U.S. payor otherwise possesses documentation upon which it may rely to treat the payment as made to a person who is not a United States person in accordance with U.S. Treasury regulations;

      (ii) you generally will not be subject to United States federal income or withholding tax on any gain you realize on the sale or exchange of a note, unless (A) such gain is effectively connected with a U.S. trade or business and, in the case of a qualified resident of a country having an applicable income tax treaty with the United States, attributable to a U.S. permanent establishment or (B) you are an individual who is present in the United States for 183 days or more in the taxable year of the disposition and certain other conditions exist;

      (iii) unless an applicable treaty provides otherwise, you will be subject to U.S. federal income tax (on a net basis (as if you were a United States Holder)) on any interest on a note or any gain realized on the sale or exchange of a Note if such interest or gain is effectively connected with a U.S. trade or business. In addition, if you are a foreign corporation, you may be subject to a branch profits tax equal to 30% (or lower applicable treaty rate) of your earnings and profits for the taxable year that are effectively connected with a U.S. trade or business;

      (iv) if you are an individual who is present in the United States for 183 days or more in the taxable year of the disposition and certain other conditions exist, you generally will be subject to U.S. federal income tax at a rate of 30% (or lower applicable treaty rate) on the amount by which capital gains allocable to U.S. sources (including gains from the sale, exchange, retirement or other disposition of the note) exceed capital losses allocable to U.S. sources; and

      (v) a note held by an individual who at death is not a citizen or resident of the United States will not be includible in the individual’s gross estate for United States federal estate tax purposes if the individual did not actually or constructively own 10% or more of the total combined voting power of all classes of stock of the Company entitled to vote at the time of death and the income on the note would not have been effectively connected with a United States trade or business of the individual at the time of death.

Backup Withholding and Information Reporting

United States Holders

      In general, if you are a noncorporate United States Holder, we and other payors are required to report to the IRS all payments of principal and interest on your note and the proceeds of the sale of your note before maturity. Additionally, backup withholding at a rate of 28% (31% after 2010) will apply to such payments if you fail to provide an accurate taxpayer identification number, or you are notified by the IRS that you have failed to report all interest or dividends required to be shown on your federal income tax returns. Information reporting and backup withholding will not apply to United States Holders that are corporations or otherwise come within certain exemptions.

United States Alien Holders

      In general, if you are a United States Alien Holder, information reporting and backup withholding will not apply to payments of principal and interest with respect to your note made by us and other payors to you provided that the certification requirements described in clause (i)(c) under “United States Alien Holders” above are satisfied or you otherwise establish an exemption, and provided further that the payor does not have actual knowledge that you are a United States person. However, we and other payors are required to report payments of interest on your notes on IRS Form 1042-S even if the payments are not otherwise subject to information reporting requirements.

      In general, payment of the proceeds from the sale of notes to or through a United States office of a broker is subject to both backup withholding and information reporting unless the broker does not have actual knowledge or reason to know that you are a United States person and you have furnished to the broker:

•	an appropriate IRS Form W-8 or an acceptable substitute form upon which you certify, under penalties of perjury, that you are not a United States person, or

•	other documentation upon which it may rely to treat the payment as made to a person who is not a United States person in accordance with U.S. Treasury regulations, or

•	you otherwise establish an exemption.

      If you fail to establish an exemption and the broker does not possess adequate documentation of your status as a person who is not a United States person, the payments may be subject to information reporting and backup withholding. However, backup withholding will not apply with respect to payments made outside the United States to an offshore account maintained by you unless the broker has actual knowledge that you are a United States person.

      In general, payment of the proceeds from the sale of a note made to or through a foreign office of a broker will not be subject to information reporting or backup withholding. However, a sale effected at a foreign office of a broker will be subject to information reporting and backup withholding if:

•	the proceeds are transferred to an account maintained by you in the United States,

•	the payment of proceeds or the confirmation of the sale is mailed to you at a United States address, or

•	the sale has some other specified connection with the United States as provided in U.S. Treasury regulations,

unless the broker does not have actual knowledge or reason to know that you are a United States person and the documentation requirements described above (relating to a sale of notes effected at a United States office of a broker) are met or you otherwise establish an exemption.

      In addition, payment of the proceeds from the sale of notes effected at a foreign office of a broker will be subject to information reporting if the broker is:

•	a United States person,

•	a controlled foreign corporation for United States tax purposes,

•	a foreign person that derives 50% or more of its gross income from the conduct of a United States trade or business for a specified three-year period, or

•	a foreign partnership, if at any time during its tax year:

1. one or more of its partners are “U.S. persons,” as defined in U.S. Treasury regulations, who in the aggregate hold more than 50% of the income or capital interest in the partnership, or

2. such foreign partnership is engaged in the conduct of a United States trade or business,

unless the broker does not have actual knowledge or reason to know that you are a United States person and the documentation requirements described above (relating to a sale of notes effected at a United States office of a broker) are met or you otherwise establish an exemption.

      Any amounts withheld under the backup withholding rules generally will be allowed as a refund or credit against your United States federal income tax liability provided you furnish the required information to the IRS on a timely basis.

PLAN OF DISTRIBUTION

      We are not using any underwriters for this exchange offer. We also are bearing the expenses of the exchange.

      Each broker-dealer that receives exchange notes for its own account pursuant to the exchange offer must acknowledge that it will deliver a prospectus in connection with any resale of such exchange notes. This prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of exchange notes received in exchange for private notes where such private notes were acquired as a result of market-making activities or other trading activities. We have agreed that, starting on the expiration date and ending on the close of business 90 days after the expiration date, we will make this prospectus, as amended or supplemented, available to any broker-dealer for use in connection with any such resale. In addition, until June 28, 2004, all dealers effecting transactions in the exchange notes may be required to deliver a prospectus.

      We will not receive any proceeds from any sale of exchange notes by broker-dealers. Exchange notes received by broker-dealers for their own account pursuant to the exchange offer may be sold from time to time in one or more transactions in the over-the-counter market, in negotiated transactions, through the writing of options on the exchange notes or a combination of such methods of resale, at market prices prevailing at the time of resale, at prices related to such prevailing market prices or negotiated prices. Any such resale may be made directly to purchasers or to or through brokers or dealers who may receive compensation in the form of commissions or concessions from any such broker-dealer and/or the purchasers of any such exchange notes. Any broker-dealer that resells exchange notes that were received by it for its own account pursuant to the exchange offer and any broker or dealer that participates in a distribution of such exchange notes may be deemed to be an “underwriter” within the meaning of the Act and any profit of any such resale of exchange notes and any commissions or concessions received by any such persons may be deemed to be underwriting compensation under the Securities Act. The letter of transmittal states that by acknowledging that it will deliver and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act.

      For a period of 90 days after the expiration date, we will promptly send additional copies of this prospectus and any amendment or supplement to this prospectus to any broker-dealer that requests such documents in the letter of transmittal. We have agreed to pay all expenses incident to the exchange offer (including the expenses of one counsel for the holder of the private notes) other than commissions or concessions of any brokers or dealers and will indemnify the holders of the private notes (including any broker-dealers) against certain liabilities, including liabilities under the Securities Act.

LEGAL MATTERS

      The validity of the exchange notes and related guarantees and certain related legal matters will be passed upon for us by Smith, Anderson, Blount, Dorsett, Mitchell & Jernigan, L.L.P., Raleigh, North Carolina. Certain related legal matters with respect to matters of New York and New Jersey law will be passed upon for us by Morgan, Lewis & Bockius LLP.

EXPERTS

      The consolidated financial statements of Quintiles Transnational Corp., as of December 31, 2003 and 2002 and for the periods from January 1, 2003 through September 25, 2003, September 26, 2003 through December 31, 2003 and for the year ended December 31, 2002, included in this prospectus, have been so included in reliance on the reports of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

      The consolidated financial statements of Quintiles Transnational Corp., as of and for the year ended December 31, 2001, included in this prospectus were audited by Arthur Andersen LLP.

      On May 17, 2002, the Quintiles’ Board of Directors dismissed Arthur Andersen as its independent accountants. The report of Arthur Andersen on Quintiles’ financial statements for the year ended December 31, 2001 did not contain an adverse opinion, disclaimer of opinion or qualification or modification as to uncertainty, audit scope or accounting principles. During the year ended December 31, 2001 and the subsequent interim period prior to Arthur Andersen’s dismissal, there were no disagreements with Arthur Andersen on any matters of accounting principles or practices, financial statement disclosure or auditing scope or procedures. During the year ended December 31, 2001 and the subsequent interim period prior to Arthur Andersen’s dismissal, there were no reportable events (as defined in Item 304(a)(1)(v) of Regulation S-K).

      Following Quintiles’ dismissal of Arthur Andersen as its accountants, it engaged PricewaterhouseCoopers LLP to act as Quintiles’ independent accountants as successor to Arthur Andersen. During the year ended December 31, 2001 and the subsequent interim period, Quintiles did not consult with PricewaterhouseCoopers LLP regarding (i) either the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on its financial statements, or (ii) any matter that was either the subject of disagreement on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedures or a reportable event (as defined in Item 304(a)(1)(v) of Regulation S-K).

      On August 31, 2002, Arthur Andersen ceased practicing before the SEC. Quintiles is unable to obtain Arthur Andersen’s written consent to include in this prospectus its reports on Quintiles’ financial statements for the year ended December 31, 2001. The cessation of Arthur Andersen’s practice and the absence of such written consent from Arthur Andersen each may limit your ability to assert claims for any untrue statement of a material fact contained in the financial statements audited by Arthur Andersen or any omission to state a material fact required to be stated therein.

WHERE YOU CAN OBTAIN ADDITIONAL INFORMATION

      We are subject to the informational reporting requirements of the Securities Exchange Act of 1934 and, in accordance with the Securities Exchange Act of 1934, file reports and other information with the SEC. These reports and other information can be inspected and copies made at the Public Reference Room of the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549 and the SEC’s regional office at 233 Broadway, New York, New York 10279. For additional information regarding us, please refer to our Annual Report on Form 10-K for the fiscal year ended December 31, 2003, which contains important information about Quintiles and its financial condition. Copies of the materials filed with the SEC can also be obtained from the Public Reference Room of the SEC at its Washington, D.C. address at prescribed rates. Information regarding the operation of the Public Reference Room may be obtained by calling the SEC at 1-800-SEC-0330. Copies of these materials also may be obtained without charge at the SEC’s Website at www.sec.gov. You can obtain these documents from us by requesting them in writing or by telephone at the following address or number: Quintiles Transnational Corp., 4709 Creekstone Drive, Riverbirch Building, Suite 200, Durham, North Carolina 27703-8411, Attention: Corporate Secretary, (919) 998-2000. Any requested documents will be sent by first class mail or other equally prompt means within one business day of our receipt of such request.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS OF

QUINTILES TRANSNATIONAL CORP. AND SUBSIDIARIES

REPORT OF INDEPENDENT AUDITORS

To the Board of Directors and Shareholders of Quintiles Transnational Corp.:

      In our opinion, the accompanying consolidated balance sheet and the related consolidated statements of operations, of cash flows, and of shareholders’ equity present fairly, in all material respects, the financial position of Quintiles Transnational Corp. and its subsidiaries at December 31, 2003 and the results of their operations and their cash flows for the period from September 26, 2003 through December 31, 2003 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management; our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers LLP

Raleigh, North Carolina

February 25, 2004

REPORT OF INDEPENDENT AUDITORS

To the Board of Directors and Shareholders of Quintiles Transnational Corp.:

      In our opinion, the accompanying consolidated balance sheet and the related consolidated statements of operations, of cash flows, and of shareholders’ equity present fairly, in all material respects, the financial position of Quintiles Transnational Corp. and its subsidiaries at December 31, 2002 and the results of their operations and their cash flows for the period from January 1, 2003 through September 25, 2003 and for the year ended December 31, 2002, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion. The financial statements of Quintiles Transnational Corp. as of December 31, 2001, and for the year then ended, before the revisions described in Note 2, 12 and 26, were audited by other independent auditors who have ceased operations. Those independent auditors expressed an unqualified opinion on those financial statements in their report dated January 23, 2002, except with respect to the matters discussed in Note 23, as to which the date is March 22, 2002*.

      As discussed in Note 19 to the financial statements, the Company changed its method for recording the benefit of international, multi-jurisdictional tax strategies on January 1, 2002.

      As discussed in Note 12 to the financial statements, the Company changed its method of accounting for goodwill upon the adoption of the accounting guidance of Statement of Financial Accounting Standards No. 142 on January 1, 2002.

      As discussed above, the financial statements of Quintiles Transnational Corp. and subsidiaries as of December 31, 2001, and for the year then ended, were audited by other independent auditors who have ceased operations. As described in Notes 2 and 26, these financial statements have been restated to reflect the adoption of Emerging Issues Task Force 01-14, “Income Statement Characterization of Reimbursements Received for ‘Out-of-Pocket’ Expenses Incurred,” and the change in the composition of the Company’s reportable segments, respectively. As described in Note 12, these financial statements have also been revised to include the transitional disclosures required by Statement of Financial Accounting Standards No. 142, “Goodwill and Other Intangible Assets,” which was adopted by the Company as of January 1, 2002. We audited the adjustments described in Notes 2 and 26 that were applied to revise the 2001 financial statements. We also audited the transitional disclosures described in Note 12. In our opinion, such adjustments are appropriate and have been properly applied and the transitional disclosures for 2001 in Note 12 are appropriate. However, we were not engaged to audit, review, or apply any procedures to the 2001 financial statements of the Company other than with respect to such adjustments and disclosures and, accordingly, we do not express an opinion or any other form of assurance on the 2001 financial statements taken as a whole.

/s/ PricewaterhouseCoopers LLP

Raleigh, North Carolina

February 25, 2004

* This reference refers to Note 23 on Form 10-K for the year ended December 31, 2001.

This is a copy of the audit report previously issued by Arthur Andersen LLP in connection with our Annual Report on Form 10-K for the fiscal year ended December 31, 2001. This audit report has not been reissued by Arthur Andersen LLP in connection with the offering of the notes described in this prospectus nor has Arthur Andersen LLP provided a consent to the inclusion of its report in this prospectus or the registration statement including this prospectus. The financial statements to which this report relates have been revised as discussed in Note 2. These changes are not covered by the copy of the report of Arthur Andersen LLP and were audited by PricewaterhouseCoopers LLP as described in their report.

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To Quintiles Transnational Corp.:

      We have audited the accompanying consolidated balance sheets of Quintiles Transnational Corp. (a North Carolina corporation) and subsidiaries as of December 31, 2001 and 2000, and the related consolidated statements of operations, shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2001. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

      We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

      In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Quintiles Transnational Corp. and subsidiaries as of December 31, 2001 and 2000, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States.

ARTHUR ANDERSEN LLP

Raleigh, North Carolina,

January 23, 2002, except with respect to
the matters discussed in Note 23, as to
which the date is March 22, 2002*

*	This reference refers to Note 23 on Form 10-K for the year ended December 31, 2001.

QUINTILES TRANSNATIONAL CORP. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

	September
	26, 2003	January 1,
	through	2003 through	Year ended	Year ended
	December 31,	September	December	December
	2003	25, 2003	31, 2002	31, 2001
	Successor	Predecessor	Predecessor	Predecessor

	(In thousands, except per share data)
Gross revenues	$547,165	$1,498,822	$1,992,409	$1,883,912
Costs, expenses and other:
Costs of revenues	375,598	997,822	1,367,711	1,318,267
General and administrative	154,688	397,318	508,103	520,680
Interest income	(4,761)	(12,112)	(16,739)	(19,844)
Interest expense	20,651	1,738	2,551	3,172
Other expense (income), net	(2,406)	(5,433)	3,764	489
Transaction and restructuring	—	54,148	3,359	54,169
Impairment on investment in WebMD common stock	—	—	—	325,553
Settlement of litigation	—	—	—	(83,200)
Write-off of goodwill and other assets	—	—	—	27,122

	543,770	1,433,481	1,868,749	2,146,408

Income (loss) from continuing operations before income taxes	3,395	65,341	123,660	(262,496)
Income tax expense (benefit)	10,712	28,184	41,427	(86,623)

(Loss) income before equity in (losses) earnings of unconsolidated affiliates and other	(7,317)	37,157	82,233	(175,873)
Equity in (losses) earnings of unconsolidated affiliates and other	(110)	4	(569)	—

(Loss) income from continuing operations	(7,427)	37,161	81,664	(175,873)
Extraordinary gain from sale of discontinued operation, net of income taxes	—	—	—	142,030
Cumulative effect on prior years (to December 31, 2001) of changing to a different method of recognizing deferred income taxes	—	—	45,659	—

Net (loss) income	$(7,427)	$37,161	$127,323	$(33,843)

Basic net (loss) income per share:
(Loss) income from continuing operations	$(0.06)	$0.31	$0.69	$(1.49)
Extraordinary gain from sale of discontinued operation	—	—	—	1.20
Cumulative effect of change in accounting principle	—	—	0.39	—

Basic net (loss) income per share	$(0.06)	$0.31	$1.08	$(0.29)

Diluted net (loss) income per share:
(Loss) income from continuing operations	$(0.06)	$0.31	$0.69	$(1.49)
Extraordinary gain from sale of discontinued operation	—	—	—	1.20
Cumulative effect of change in accounting principle	—	—	0.39	—

Diluted net (loss) income per share	$(0.06)	$0.31	$1.07	$(0.29)

Shares used in computing net (loss) income per share:
Basic	125,000	118,358	118,135	118,223
Diluted	125,000	119,050	118,458	118,223

The accompanying notes are an integral part of these consolidated financial statements.

QUINTILES TRANSNATIONAL CORP. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

	December 31,

	2003	2002

	Successor	Predecessor

	(In thousands,
	except share data)
Assets
Current assets:
Cash and cash equivalents	$375,163	$644,284
Trade accounts receivable and unbilled services, net	239,994	255,647
Investments in debt securities	611	27,218
Prepaid expenses	20,663	22,516
Other current assets	56,775	42,654

Total current assets	693,206	992,319

Property and equipment:
Land, buildings and leasehold improvements	167,426	202,465
Equipment	88,315	190,312
Furniture and fixtures	20,435	44,094
Motor vehicles	25,325	38,672

	301,501	475,543
Less accumulated depreciation	(15,134)	(213,385)

	286,367	262,158
Intangibles and other assets:
Investments in debt securities	10,426	9,453
Investments in marketable equity securities	58,294	64,926
Investments in non-marketable equity securities and loans	48,556	46,449
Investments in unconsolidated affiliates	121,176	121,101
Commercial rights and royalties	12,528	1,786
Accounts receivable — unbilled	40,107	59,750
Advances to customer	70,000	70,000
Goodwill	181,327	70,133
Other identifiable intangibles, net	414,246	142,715
Deferred income taxes	4,093	174,534
Deposits and other assets	52,385	38,871

	1,013,138	799,718

Total assets	$1,992,711	$2,054,195

The accompanying notes are an integral part of these consolidated financial statements.

QUINTILES TRANSNATIONAL CORP. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS — (Continued)

	December 31,

	2003	2002

	Successor	Predecessor
Liabilities and Shareholders’ Equity
Current liabilities:
Accounts payable	$62,411	$57,535
Accrued expenses	255,348	180,734
Unearned income	191,255	141,718
Income taxes payable	26,875	20,067
Current portion of obligations held under capital leases	15,103	18,372
Current portion of long-term debt	5,583	3,347
Other current liabilities	3,169	2,073

Total current liabilities	559,744	423,846

Long-term liabilities:
Obligations held under capital leases, less current portion	10,271	10,645
Long-term debt, less current portion	763,357	8,210
Deferred income taxes	99,622	405
Other liabilities	24,619	12,703

	897,869	31,963

Total liabilities	1,457,613	455,809

Commitments and contingencies

Shareholders’ equity:
Preferred stock, none issued and outstanding at December 31, 2003 and 2002	—	—
Common stock and additional paid-in capital, 125,000,000 and 117,850,597 shares issued and outstanding at December 31, 2003 and 2002, respectively	521,725	881,927
(Accumulated deficit) retained earnings	(7,427)	716,465
Accumulated other comprehensive income (loss)	20,800	(6)

Total shareholders’ equity	535,098	1,598,386

Total liabilities and shareholders’ equity	$1,992,711	$2,054,195

The accompanying notes are an integral part of these consolidated financial statements.

QUINTILES TRANSNATIONAL CORP. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

	September 26,	January 1,
	2003 through	2003 through	Year ended	Year ended
	December 31,	September 25,	December 31,	December 31,
	2003	2003	2002	2001

	Successor	Predecessor	Predecessor	Predecessor

	(In thousands)
Operating activities:
Net (loss) income	$(7,427)	$37,161	$127,323	$(33,843)
Extraordinary gain from sale of discontinued operation, net of tax		—	—	(142,030)
Cumulative effect on prior years (to December 31, 2001) of changing to a different method of recognizing deferred income taxes	—	—	(45,659)	—

(Loss) income from continuing operations	(7,427)	37,161	81,664	(175,873)
Adjustments to reconcile (loss) income from continuing operations to net cash provided by operating activities:
Depreciation and amortization	38,117	65,871	89,824	96,103
Amortization expense of debt issuance costs	878	—	—	—
Restructuring (payments) accrual and write-off of other assets, net	(1,942)	283	(21,158)	42,975
Transaction costs	—	44,057	—	—
(Gain) loss on sale of property and equipment, net	—	(383)	2,399	287
Loss (gain) on investments, net	(2,952)	(27,363)	(13,710)	304,942
Provision for (benefit from) deferred income taxes	705	12,592	2,464	(64,360)
Change in operating assets and liabilities:
Accounts receivable and unbilled services	14,696	116,322	63,827	(24,705)
Prepaid expenses and other assets	16,511	42,132	(5,639)	6,935
Accounts payable and accrued expenses	19,793	(16,144)	12,966	19,263
Unearned income	21,771	(85,360)	26,048	16,203
Income taxes payable and other liabilities	5,795	(18,778)	7,807	25,139
Other	(330)	(521)	—	447

Net cash provided by operating activities	105,615	169,869	246,492	247,356
Investing activities:
Acquisition of property, equipment and software	(14,894)	(39,682)	(40,157)	(133,983)
Repurchase of common stock in Transaction	(1,617,567)	—	—	—
Payment of transaction costs in Transaction	(64,734)	(2,896)	—	—
Acquisition of businesses, net of cash acquired	(3,363)	(1,379)	(27,968)	(6,620)
Acquisition of intangible assets	—	(4,519)	(2,541)	(26,735)
Advances to customer	—	—	(70,000)	—
Acquisition of commercial rights and royalties	(3,000)	(17,710)	(15,790)	(10,000)
Proceeds from disposition of property and equipment	1,960	6,219	6,290	7,548
Maturities of held-to-maturity investments	326	245	397	437
Purchase of available-for-sale investments	(1,212)	(1,353)	(1,611)	—
Proceeds from sale of available-for-sale investments	—	26,375	—	71,422
Purchase of equity securities	(5,900)	(10,645)	(6,616)	(22,660)
Proceeds from sale of equity securities	7,633	61,926	26,853	134,379
Purchase of other investments	(120)	(185)	(11,483)	(30,247)
Proceeds from other investments	—	—	608	103
Advances to unconsolidated affiliates	—	—	(10,328)	—

Net cash (used in) provided by investing activities	(1,700,871)	16,396	(152,346)	(16,356)

The accompanying notes are an integral part of these consolidated financial statements.

QUINTILES TRANSNATIONAL CORP. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS — (Continued)

	September 26,	January 1,
	2003 through	2003 through	Year ended	Year ended
	December 31,	September 25,	December 31,	December 31,
	2003	2003	2002	2001

	Successor	Predecessor	Predecessor	Predecessor

	(In thousands)
Financing activities:
Proceeds from issuance of debt, net of costs, in Transaction	$733,433	$—	$—	$—
Capital contribution in Transaction	390,549	—	—	—
(Decrease) increase in lines of credit, net	—	—	—	(44)
Repayment of debt	(2,568)	(1,832)	(2,487)	(3,263)
Principal payments on capital lease obligations	(3,079)	(11,387)	(12,987)	(10,618)
Issuance of common stock	—	7,042	9,641	48,439
Repurchase of common stock	—	—	(27,024)	(22,694)

Net cash provided by (used in) financing activities	1,118,335	(6,177)	(32,857)	11,820
Effect of foreign currency exchange rate changes on cash	9,788	17,924	17,932	(7,971)

(Decrease) increase in cash and cash equivalents	(467,133)	198,012	79,221	234,849
Cash and cash equivalents at beginning of period	842,296	644,284	565,063	330,214

Cash and cash equivalents at end of period	$375,163	$842,296	$644,284	$565,063

Supplemental Cash Flow Information:
Interest paid	$7,689	$1,785	$2,633	$2,724
Income taxes paid (refunded), net	2,263	37,571	19,466	(56,243)
Non-cash Investing and Financing Activities:
Acquisition of property and equipment utilizing capital leases	2,568	3,144	9,903	14,578
Equity impact of mergers, acquisitions and dispositions	—	—	—	(20,952)
Equity impact of rollovers in Transaction	107,062	—	—	—
Transfer of assets to joint venture	—	—	112,136	—
Unrealized gain (loss) on marketable securities, net of income tax	$976	$19,637	$6,026	$(124,182)

The accompanying notes are an integral part of these consolidated financial statements.

QUINTILES TRANSNATIONAL CORP. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

				Accumulated
			(Accumulated	Other
	Number of		Deficit)	Comprehensive			Additional
	Common	Comprehensive	Retained	Income	Preferred	Common	Paid-In
	Shares	Income	Earnings	(Loss)	Stock	Stock	Capital	Total

	(In thousands, except share data)
Predecessor:
Balance, December 31, 2000	115,933,182		$622,985	$(94,686)	$—	$1,158	$875,249	$1,404,706
Issuance of common stock	4,392,987		—	—	—	46	48,393	48,439
Repurchase of common stock	1,702,500		—	—	—	(14)	(22,680)	(22,694)
Cancellation of stock warrants			—	—	—	—	(20,000)	(20,000)
Tax benefit from the exercise of non-qualified stock options			—	—	—	—	15,871	15,871
Other equity transactions			—	—	—	—	(948)	(948)
Comprehensive income:
Net loss		$(33,843)	(33,843)	—	—	—	—	(33,843)
Unrealized loss on marketable securities, net of tax		(124,182)	—	(124,182)	—	—	—	(124,182)
Reclassification adjustment, net of tax		206,151	—	206,151	—	—	—	206,151
Foreign currency adjustments		(18,412)	—	(18,412)	—	—	—	(18,412)

Comprehensive income for year ended December 31, 2001		$29,714

Balance, December 31, 2001	118,623,669		589,142	(31,129)	—	1,190	895,885	1,455,088
Issuance of common stock	796,928		—	—	—	9	9,610	9,619
Repurchase of common stock	1,570,000		—	—	—	(19)	(27,005)	(27,024)
Tax benefit from the exercise of non-qualified stock options			—	—	—	—	857	857
Other			—	—	—	—	1,400	1,400
Comprehensive income:
Net income		$127,323	127,323	—	—	—	—	127,323
Unrealized gain on marketable securities, net of tax		6,026	—	6,026	—	—	—	6,026
Reclassification adjustment, net of tax		(17,097)	—	(17,097)	—	—	—	(17,097)
Foreign currency adjustments		42,194	—	42,194	—	—	—	42,194

Comprehensive income for year ended December 31, 2002		$158,446

Balance, December 31, 2002	117,850,597		716,465	(6)	—	1,180	880,747	1,598,386
Issuance of common stock	849,181		—	—	—	8	7,803	7,811
Tax benefit from the exercise of non-qualified stock options			—	—	—	—	1,092	1,092
Other	(73,266)		—	—	—	(1)	(346)	(347)
Comprehensive income:
Net income		$37,161	37,161	—	—	—	—	37,161
Unrealized gain on marketable securities, net of tax		19,637	—	19,637	—	—	—	19,637
Reclassification adjustment, net of tax		(11,103)	—	(11,103)	—	—	—	(11,103)
Minimum pension liability, net of tax		(3,098)	—	(3,098)	—	—	—	(3,098)
Foreign currency adjustments		25,178	—	25,178	—	—	—	25,178

Comprehensive income for the period from January 1, 2003 through September 25, 2003		$67,775

Balance, September 25, 2003	118,626,512		$753,626	$30,608	$—	$1,187	$889,296	$1,674,717

Successor:
Balance, September 25, 2003			$—	$—	$—	$—	$—	$—
Issuance of common stock	125,000,000		—	—	—	1,250	520,475	521,725
Comprehensive income:
Net loss		$(7,427)	(7,427)	—	—	—	—	(7,427)
Unrealized gain on marketable securities, net of tax		1,968	—	1,968	—	—	—	1,968
Unrealized loss on derivative instruments, net of tax		(992)	—	(992)	—	—	—	(992)
Foreign currency adjustments		19,824	—	19,824	—	—	—	19,824

Comprehensive income for the period from September 26, 2003 through December 31, 2003		$13,373

Balance, December 31, 2003	125,000,000		$(7,427)	$20,800	$—	$1,250	$520,475	$535,098

The accompanying notes are an integral part of these consolidated financial statements.

QUINTILES TRANSNATIONAL CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

1.	Summary of Significant Accounting Policies

The Company

      Quintiles Transnational Corp. (the “Company”) helps improve healthcare worldwide by providing a broad range of professional services, information and partnering solutions to the pharmaceutical, biotechnology and healthcare industries.

Principles of Consolidation

      The accompanying consolidated financial statements include the accounts and operations of the Company and its subsidiaries. All material intercompany accounts and transactions have been eliminated in consolidation.

Basis of Presentation

      On September 25, 2003, the Company completed its merger transaction with Pharma Services Holding, Inc. (“Pharma Services”) pursuant to which Pharma Services Acquisition Corp. (“Acquisition Corp.”) was merged with and into the Company, with the Company continuing as the surviving corporation and an indirect wholly owned subsidiary of Pharma Services (the “Transaction”) as further described in Note 3. As a result of the Transaction, the Company’s results of operations, financial position and cash flows prior to the date of the Transaction are presented as the “Predecessor.” The financial effects of the Transaction and the Company’s results of operations, financial position and cash flows as the surviving corporation following the Transaction are presented as the “Successor.” To clarify and emphasize that the Successor Company has been presented on an entirely new basis of accounting, the Company has separated Predecessor and Successor operations with a vertical black line, where appropriate.

      The Transaction has been accounted for as a purchase of the Company by Pharma Services with the related purchase accounting pushed-down to the Company’s separate financial statements.

Use of Estimates

      The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Foreign Currencies

      Assets and liabilities recorded in foreign currencies on the books of foreign subsidiaries are translated at the exchange rate on the balance sheet date. Revenues, costs and expenses are recorded at average rates of exchange during the year. Translation adjustments resulting from this process are charged or credited to equity. Gains (losses) on foreign currency transactions of approximately $2.2 million, $4.2 million, $5.2 million and ($362,000) are included in other (income) expense for the periods from September 26, 2003 through December 31, 2003, January 1, 2003 through September 25, 2003 and the years ended December 31, 2002 and 2001, respectively.

Foreign Currency Hedging

      The Company may use foreign exchange contracts and options to hedge the risk of changes in foreign currency exchange rates associated with contracts in which the expenses for providing services are incurred in one currency and paid for by the customer in another currency. There were no open foreign exchange contracts or options relating to service contracts at December 31, 2003 or 2002.

QUINTILES TRANSNATIONAL CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements — (Continued)

Cash Equivalents and Investments

      The Company considers all highly liquid investments with an initial maturity of three months or less when purchased to be cash equivalents. The Company does not report in the accompanying balance sheets cash held for customers for investigator payments in the amount of $658,000 and $712,000 at December 31, 2003 and 2002, respectively, that pursuant to agreements with these customers, remains the property of the customers.

      The Company’s investments in debt securities are classified as either held-to-maturity or available-for-sale. Investments classified as held-to-maturity are recorded at amortized cost. Investments classified as available-for-sale are measured at market value and net unrealized gains and losses are recorded as a component of shareholders’ equity until realized. Any gains or losses on sales of debt investments are computed by specific identification.

      Investments in marketable equity securities are classified as available-for-sale and measured at market value with net unrealized gains and losses recorded as a component of shareholders’ equity until realized. The market value is based on the closing price as quoted by the respective stock exchange or Nasdaq. In addition, the Company has investments in equity securities of and advances to companies for which there are not readily available market values and for which the Company does not exercise significant influence or control; such investments are accounted for using the cost method. Any gains or losses from the sales of investments or an other than temporary decline in fair value are computed by specific identification.

Derivatives

      From time to time the Company may use derivative instruments to manage exposures to equity prices and interest rates. The Company also holds freestanding warrants and other embedded derivatives (conversion options in financing arrangements). Derivatives meeting the criteria established by SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities,” as amended by SFAS No. 138, are recorded in the balance sheet at fair value at each balance sheet date utilizing pricing models for non-exchange traded contracts. When the derivative instrument is entered into, the Company designates whether or not the derivative instrument is an effective hedge of an asset, liability or firm commitment which is then classified as either a cash flow hedge or a fair value hedge. If determined to be an effective cash flow hedge, changes in the fair value of the derivative instrument are recorded as a component of accumulated other comprehensive income (loss) until realized. Changes in fair value of effective fair value hedges are recorded in earnings as an offset to the changes in the fair value of the related hedge item. Changes in the fair values of derivative instruments that are not an effective hedge are recognized in earnings. The Company has, and may in the future, enter into derivative contracts (calls or puts, for example) related to its investments in marketable equity securities. While these contracts may not qualify for hedge accounting, the Company utilizes these transactions to mitigate its economic exposure to market price fluctuations.

Billed and Unbilled Services

      In general, prerequisites for billings and payments are established by contractual provisions including predetermined payment schedules, submission of appropriate billing detail or the achievement of contract milestones, depending on the type of contract. Unbilled services arise when services have been rendered but customers have not been billed.

Long-Lived Assets

      Property and equipment owned as of September 25, 2003 are carried at its estimated fair value determined as part of the Transaction and property and equipment acquired subsequent to the Transaction are carried at

QUINTILES TRANSNATIONAL CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements — (Continued)

historical cost. Property and equipment are depreciated using the straight-line method over the shorter of the asset’s estimated useful life or the lease term as follows:

Buildings and leasehold improvements	3 - 50 years
Equipment	3 - 10 years
Furniture and fixtures	5 - 10 years
Motor vehicles	3 - 5 years

      Prior to 2002, the excess cost over the fair value of net assets acquired (“goodwill”) had been amortized on a straight-line basis over periods from five to 40 years. Effective January 1, 2002, the Company adopted SFAS No. 142 and no longer amortizes goodwill or other indefinite-lived intangible assets but reviews these assets at least annually for impairment.

      Identifiable intangible assets with finite lives are amortized over their estimated remaining useful lives as follows:

Trademarks and trade names	30 years
Product licensing and distribution rights	4 - 11 years
Contract backlog and customer relationships	3 - 9 years
Software and related	3 - 5 years
Covenants not-to-compete	1 - 2 years

      Indefinite lived identifiable intangible assets consist of certain trademarks and trade names that are not amortized but tested for impairment annually, or more frequently if events or changes in circumstances indicate an impairment.

      The carrying values of property, equipment and intangible assets are reviewed if the facts and circumstances suggest that a potential impairment may have occurred. If this review indicates that carrying values will not be recoverable, as determined based on undiscounted cash flows over the remaining depreciation and amortization period, the Company will reduce carrying values to estimated fair value.

Revenue Recognition

      Many of the Company’s contracts for services are fixed price, with some variable components, and range in duration from a few months to several years. The Company is also party to fee-for-service and unit-of-service contracts. The Company recognizes revenue primarily based upon (1) the ratio of outputs or performance obligations completed to the total contractual outputs or performance obligations to be provided for fixed-fee contracts, (2) contractual per diem or hourly rate basis as work is performed under fee-for-service contracts or (3) completion of units of service for unit-of-service contracts. The Company does not recognize revenue with respect to start-up activities associated with contracts, which include contract and scope negotiation, feasibility analysis and conflict of interest review. The costs for these activities are expensed as incurred.

      The Company’s contracts for clinical research services provide for price renegotiation upon scope of work changes. The Company recognizes revenue related to these scope changes when the underlying services are performed according to a binding commitment. Most contracts may be terminated upon 15 — 90 days’ notice by the customer. In the event of termination, contracts typically require payment for services rendered through the date of termination, as well as for subsequent services rendered to close out the contract. Any anticipated losses resulting from contract performance are charged to earnings in the period identified.

      In certain of the Company’s commercialization contracts, the Company provides services (i.e., a certain number of sales representatives to detail the customer’s product(s) for a given period) in exchange for a combination of fixed and variable payments. Each of these agreements is a service agreement that represents a single unit of accounting under EITF Issue No. 00-21, “Revenue Arrangements with Multiple Deliverables.”

QUINTILES TRANSNATIONAL CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements — (Continued)

Fixed payments include guaranteed minimum payments and fee-for-service arrangements. The Company recognizes revenue on the fixed payments when the services are provided and the amounts become fixed and determinable. Variable payments are based on a percentage of product sales. The Company refers to the variable payments as royalty payments. The Company recognizes revenue on the royalty payments when the variable components become fixed and determinable, which only occurs upon the sale of the underlying product(s). All of the consideration the Company receives for providing services, whether via a guaranteed minimum payment, fee-for-service payment, or a variable royalty, is earned and recognized as revenue only after the services are provided to the customer.

      Certain of the Company’s agreements provide for guaranteed minimum payments to the Company. The Company determines the amount of service revenues to be recognized under these agreements by calculating the present value of the fixed and determinable cash flows over the term of the agreement. Accretion of the resulting discount is imputed on the related asset and recorded as interest income over the contract term. The present value of the fixed and determinable cash flows is recognized as revenue in proportion to the services performed based on a measurement of outputs. The Company recognizes revenues in excess of the guaranteed minimum when the amounts become fixed and determinable but only after the related services have been provided. The amounts related to the variable components become fixed and determinable only when the actual sales of the related product(s) have occurred and exceed the guaranteed minimum.

      As the Company records the revenues it earns under such arrangements, it also records a commercial rights and royalties related asset in the accompanying balance sheet. Cash received by the Company from its customers reduces this asset balance.

      The Company treats cash payments to customers under the agreements as incentives to induce the customers to enter into such a service agreement with the Company pursuant to EITF Issue No. 01-09, “Accounting for Consideration Given by a Vendor to a Customer.” These payments are recorded as a commercial rights and royalties related asset in the accompanying balance sheet as long as the Company’s estimated future economic benefits from those customer contracts are expected to exceed the amount of the payments. The related asset is amortized, in proportion to the services performed based on a measurement of outputs, as a reduction of revenue over the service period.

      The Company reviews the carrying value of the commercial rights and royalties related asset at each balance sheet date to determine whether or not there has been an impairment. If this review indicates that the carrying value is not recoverable, based on undiscounted cash flows over the remaining contract period, the Company will reduce the carrying value to the resulting estimated fair value. In the event of contract termination by the customer, in each of the Company’s contracts, all amounts paid and/or recorded as a commercial rights and royalties related asset would be legally recoverable by the Company in accordance with the terms of the contract. In the event of termination initiated by the Company, the amounts generally would not be contractually recoverable.

      Product revenues are recognized upon shipment when title passes to the customer, net of allowances for estimated returns, rebates and discounts. The Company is obligated to accept from customers the return of products that are nearing or have reached their expiration date. The Company monitors product ordering cycles, actual returns and analyzes wholesale inventory levels to estimate potential product return rates. When the Company lacks a sufficient historical basis to estimate return rates, the Company recognizes revenues and the related cost of revenues when end-user prescription data is received from third-party data providers.

      The Company, through its PharmaBio Development group, has entered into financial arrangements with various customers and other parties in which the Company provides funding in the form of an equity investment in marketable securities, non-marketable securities or loans. Gains and losses from the sale of equity securities and impairments from other than temporary declines in the fair values of these strategic investments are included in the Company’s gross revenues.

QUINTILES TRANSNATIONAL CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements — (Continued)

Concentration of Credit Risk

      Substantially all revenue for the product development and commercial services groups are earned by performing services under contracts with various pharmaceutical, biotechnology, medical device and healthcare companies. The concentration of credit risk is equal to the outstanding accounts receivable and unbilled services balances, less the unearned income related thereto, and such risk is subject to the financial and industry conditions of the Company’s customers. The Company does not require collateral or other securities to support customer receivables. Credit losses have been immaterial and reasonably within management’s expectations. While no customer accounted for more than 10% of consolidated net service revenue for any 2003 period presented herein, one customer accounted for approximately 11.3% and 10.8% of consolidated net service revenue in 2002 and 2001, respectively. These revenues were derived from the Company’s product development, commercial services and informatics segments.

Research and Development Costs

      Research and development costs relating principally to new software applications and computer technology are charged to expense as incurred. These expenses totaled $201,000 and $1.2 million for the periods from September 26, 2003 through December 31, 2003 and January 1, 2003 through September 25, 2003, respectively, and $2.1 million and $18.1 million in 2002 and 2001, respectively.

      Although the Company has not entered into agreements to fund the development of a customer’s research and development activity, if the Company were to enter into such an arrangement, the Company would expense the amounts funded by the Company as research and development costs as incurred.

Income Taxes

      Income tax expense includes U.S., state and international income taxes. Certain items of income and expense are not reported in income tax returns and financial statements in the same year. The income tax effects of these differences are reported as deferred income taxes. Income tax credits are accounted for as a reduction of income tax expense in the year in which the credits reduce income taxes payable. Valuation allowances are provided to reduce the related deferred income tax assets to an amount which will, more likely than not, be realized.

Net (Loss) Income Per Share

      The Company determines basic net (loss) income per share by dividing net (loss) income by the weighted average number of common shares outstanding during each year. Diluted net (loss) income per share reflects the assumed conversion or exercise of all convertible securities and issued and unexercised stock options, unless the effects would be anti-dilutive to results from continuing operations. A reconciliation of the number of shares used in computing basic and diluted net (loss) income per share is in Note 23.

Employee Stock Compensation

      The Company has elected to follow Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees” (“APB 25”) and related interpretations in accounting for its employee stock options because the alternative fair value accounting provided for under SFAS No. 123, “Accounting for Stock-Based Compensation”, as amended by SFAS No. 148, requires use of option valuation models that were not developed for use in valuing employee stock options. Under APB 25, because the exercise price of the employee stock options equals or exceeds the market price of the underlying stock on the date of grant, no compensation expense is recognized.

      Pharma Services issued options to purchase 3,350,000 shares of its common stock to certain of the Company’s employees during the fourth quarter of 2003. As of December 31, 2003, there are options to acquire

QUINTILES TRANSNATIONAL CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements — (Continued)

3,350,000 shares of Pharma Services outstanding. There were no outstanding stock options to acquire the Company’s common stock as of December 31, 2003. In addition, the Company suspended its employee stock purchase plan effective April 2003, due to the Transaction.

      Pro forma information regarding net (loss) income and net (loss) income per share is required by SFAS No. 123, as amended by SFAS No. 148, and has been determined as if the Company had accounted for the stock options granted by its parent company, Pharma Services, to the Company’s employees under the fair value method of SFAS No. 123. The per share weighted-average fair value of stock options granted during the period from September 26, 2003 through December 31, 2003 was $0.0025 per share on the date of grant using the Black-Scholes option pricing model with the following weighted-average assumptions:

September 26,
2003 through
December 31,
2003

Expected dividend yield	0%
Risk-free interest rate	3.1%
Expected volatility	65.0%
Expected life (in years from end of vesting term)	1.70

      The Black-Scholes option pricing model was developed for use in estimating the fair value of traded options that have no vesting restrictions and are freely transferable. All available option pricing models require the input of highly subjective assumptions including the expected stock price volatility. Because the stock options of Pharma Services granted to the Company’s employees have characteristics significantly different from those of traded options and changes in the subjective input assumptions can materially affect the fair value estimate, in management’s opinion, the existing models do not provide a reliable single measure of the fair value of the stock options.

      The Company’s pro forma information follows (in thousands, except for net (loss) income per share information):

	September
	26, 2003	January 1,
	through	2003 through	Year ended	Year ended
	December 31,	September	December	December
	2003	25, 2003	31, 2002	31, 2001

Net (loss) income, as reported	$(7,427)	$37,161	$127,323	$(33,843)
Add: stock based compensation expense included in net (loss) income as reported, net of income tax	—	7,262	—	—
Less: pro forma adjustment for stock-based compensation, net of income tax	—	(18,435)	(15,957)	(25,556)

Pro forma net (loss) income	$(7,427)	$25,988	$111,366	$(59,399)

Basic net (loss) income per share:
As reported	$(0.06)	$0.31	$1.08	$(0.29)
Pro forma	(0.06)	0.22	0.94	(0.50)

Effect of pro forma adjustment	$0.00	$(0.09)	$(0.14)	$(0.22)

Diluted net (loss) income per share:
As reported	$(0.06)	$0.31	$1.07	$(0.29)
Pro forma	(0.06)	0.22	0.94	(0.50)

Effect of pro forma adjustment	$0.00	$(0.09)	$(0.13)	$(0.22)

QUINTILES TRANSNATIONAL CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements — (Continued)

Comprehensive Income

      The Company includes foreign currency translation adjustments and unrealized gains and losses on the available-for-sale securities in other comprehensive income. Accumulated other comprehensive income at December 31, 2003 was $20.8 million which consisted of $19.8 million in foreign currency translation adjustments and $976,000 in unrealized gains on available-for-sale securities. During the period from January 1, 2003 through September 25, 2003 and the year ended December 31, 2002, the Company reclassified ($11.1) million and ($17.1) million, respectively, of net holding (gains) losses to revenues as the related securities were sold or deemed to be impaired. No such reclassifications were made in the period from September 26, 2003 through December 31, 2003.

Recently Adopted Accounting Standards

      In January 2003, the Financial Accounting Standards Board issued Interpretation No. 46 (“FIN 46”), “Consolidation of Variable Interest Entities”, which requires the assets, liabilities and results of operations of variable interest entities (“VIE”) be consolidated into the financial statements of the company that has controlling financial interest. FIN 46 also provides the framework for determining whether a VIE should be consolidated based on voting interest or significant financial support provided to the VIE. The Company adopted these provisions, as required, with respect to VIEs created after January 31, 2003. The effective date for applying the provisions of FIN 46 for interests held by public entities in VIEs or potential VIEs created before February 1, 2003 has been deferred and will be effective as of March 31, 2004 except for special purpose entities in which FIN 46 must be applied as of December 31, 2003. The Company does not have an interest in any special purpose entities. The Company is currently evaluating the impact of FIN 46 on any such VIEs held prior to February 1, 2003.

2.	Revisions to Prior Financial Statements

      Certain amounts in the 2001 financial statements have been reclassified to conform with the 2002 and 2003 financial statement presentation. These reclassifications had no effect on previously reported net income (loss), shareholders’ equity or net income (loss) per share.

      The Company adopted EITF Issue 01-14 (“EITF 01-14”), “Income Statement Characterization of Reimbursements Received for “Out-of-Pocket’ Expenses Incurred,” which required companies to report reimbursed costs as part of gross revenues. As such, the Company reclassified reimbursed service costs for 2002 and, to the extent determinable, for 2001. These reimbursed service costs totaled $399.7 million and $263.4 million in 2002 and 2001, respectively. However, it was impracticable to identify and reclassify certain prior period commercialization reimbursed service costs and, accordingly, historical results have not been restated for these costs. These commercialization reimbursed service costs totaled approximately $60.4 million for the year ended December 31, 2002.

3.	Pharma Services and Financing Transactions

      Pursuant to a merger agreement dated as of April 10, 2003, as amended on August 18, 2003, by and among the Company, Acquisition Corp. and one of its parent companies, Pharma Services, Acquisition Corp. was merged with and into the Company on September 25, 2003, with the Company continuing as the surviving corporation and an indirect wholly owned subsidiary of Pharma Services. Pharma Services was formed for purposes of the Transaction by Dr. Gillings, the Company’s Executive Chairman, Chief Executive Officer and founder, and One Equity Partners LLC (“One Equity”), the private equity unit of Bank One Corporation. Dr. Gillings and certain of his affiliates as well as other selected shareholders, including one Predecessor Company director (in addition to Dr. Gillings) and certain members of senior management (including certain executive officers), exchanged all or a portion of their equity interests in the Company for equity securities of Pharma Services. Pharma Services paid $14.50 in cash for each outstanding share of the Company’s Common

QUINTILES TRANSNATIONAL CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements — (Continued)

Stock, except for shares held by Pharma Services and Acquisition Corp. In addition, Pharma Services paid the excess, if any, of $14.50 over the per share exercise price of each option outstanding at the effective time of the Transaction to purchase the Company’s Common Stock granted under any of the Company’s option plans, other than options held by Dr. Gillings and any other person who exchanged Company options for equity securities of Pharma Services. No merger consideration was paid for shares and/or options to purchase shares that were exchanged for equity securities of Pharma Services.

      The purchase price including transaction costs was approximately $1.88 billion. The sources and uses of funds in connection with the acquisition are summarized below (in thousands):

Sources:
Proceeds Senior Term Loan	$310,000
Proceeds from 10% Senior Subordinated Notes due 2013	450,000
Proceeds from equity investors	424,406
Exchange of equity	107,062
Available cash	592,009

Total sources	$1,883,477

Uses:
Purchase price	$1,736,211
Repayment of certain debt	912
Fees and expenses	146,354

Total uses	$1,883,477

      The Company has prepared an allocation of the purchase price to the assets acquired and liabilities assumed based upon their respective fair values as determined by an independent third-party valuation firm as of the date of the acquisition. The allocation of the purchase price to the fair value of net assets acquired is summarized below (in thousands):

Acquired tangible net assets	$1,121,945
Acquired intangible assets — commercial rights and royalties, licenses and customer relationships	207,829
Acquired intangible assets — trademarks, trade names and other	164,720
Acquired intangible assets — software and related	65,859
Goodwill	175,858

Total allocation of purchase price	$1,736,211

      In accordance with Emerging Issues Task Force (“EITF”) Issue No. 88-16, “Basis in Leveraged Buyout Transactions,” Dr. Gillings’ continuing residual interest has been reflected at its original cost, adjusted for his share of the Company’s earnings, losses and equity adjustments since the date of original acquisition (“predecessor basis”). In accordance with EITF Issue No. 90-12, “Allocating Basis to Individual Assets and Liabilities within the Scope of Issue 88-16,” only a partial step-up of assets and liabilities to fair value has been recorded in purchase accounting. The partial step-up has resulted in the Company’s assets and liabilities being adjusted by approximately 93.74% of the difference between their fair value at the date of acquisition and their historical carrying cost.

QUINTILES TRANSNATIONAL CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements — (Continued)

      The following table presents the unaudited pro forma results as if the Transaction and related financing had occurred at the beginning of each of the periods presented (in thousands):

	September 26,	January 1,
	2003 through	2003 through	Year ended
	December 31,	September 25,	December 31,
	2003	2003	2002

Gross revenues	$547,165	$1,498,822	$1,992,409
Loss from continuing operations	(7,427)	(19,840)	(10,443)
Net (loss) income	$(7,427)	$(19,840)	$(10,443)

Basic net (loss) income per share	$(0.06)	$(0.17)	$(0.09)
Diluted net (loss) income per share	$(0.06)	$(0.17)	$(0.09)

      The unaudited pro forma results have been prepared for comparative purposes only and do not purport to be indicative of the results that would have actually been attained if the Transaction and related financing had occurred at the beginning of the periods presented.

      Pharma Services entered into agreements with GF Management Company, Inc., or GFM, and certain of the other equity investors of Pharma Services, including One Equity, pursuant to which Pharma Services paid GFM, a company controlled by Dr. Gillings, the Company’s Executive Chairman, Chief Executive Officer and founder, and One Equity a one-time transaction fee of $5.0 million and $15.0 million, respectively, at the effective time of the Transaction. In addition, Pharma Services agreed to have the Company pay an annual management service fee of approximately $3.75 million to the Pharma Services investor group, of which GFM, TPG Advisors III, Inc. (“TPG”) and Cassia Fund Management Pte Ltd., an affiliate of Temasek Holdings (“Temasek”) each receive approximately $750,000 and One Equity receives approximately $1.5 million until 2008. For the period from September 26, 2003 through December 31, 2003, the Company expensed $938,000 in management fees.

      Pharma Services was also responsible for the fees and expenses of Dr. Gillings, One Equity, Temasek and TPG, and each of their respective affiliates and advisors, related to the Transaction. Pharma Services paid $17.1 million to Dr. Gillings pursuant to this arrangement.

4.	Accounts Receivable and Unbilled Services

      Accounts receivable and unbilled services consist of the following (in thousands):

	December 31,

	2003	2002

	Successor	Predecessor
Trade:
Billed	$142,890	$142,407
Unbilled services	103,216	118,501

	246,106	260,908
Allowance for doubtful accounts	(6,112)	(5,261)

	$239,994	$255,647

      Substantially all of the Company’s trade accounts receivable and unbilled services are due from companies in the pharmaceutical, biotechnology, medical device and healthcare industries and are a result of contract

QUINTILES TRANSNATIONAL CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements — (Continued)

research, sales, marketing, healthcare consulting and health information management services provided by the Company on a global basis. The percentage of accounts receivable and unbilled services by region is as follows:

	December 31,

Region	2003	2002

	Successor	Predecessor
Americas:
United States	35%	40%
Other	4	2

Americas	39	42
Europe and Africa:
United Kingdom	28	35
Other	24	15

Europe and Africa	52	50
Asia — Pacific:
Japan	8	6
Other	1	2

Asia-Pacific	9	8

	100%	100%

5.	Commercial Rights and Royalties

      Commercial rights and royalties related assets are classified either as a commercial rights and royalties, accounts receivable — unbilled or advances to customers in the non-current asset section of the accompanying balance sheets. Below is a summary of the commercial rights and royalties related assets (in thousands):

	December	December
	31,	31,
	2003	2002

	Successor	Predecessor
Commercial rights and royalties	$12,528	$1,786
Accounts receivable-unbilled	40,107	59,750
Advances to customer	70,000	70,000

Total	$122,635	$131,536

      Below is a brief description of these agreements:

      In May 1999, the Company entered into an agreement with CV Therapeutics, Inc. (“CVTX”) to commercialize RanexaTM for angina in the United States and Canada. Under the terms of the May 1999 agreement, the Company purchased 1,043,705 shares of CVTX’s common stock for $5 million; the Company owned no shares of CVTX as of December 31, 2003. The May 1999 agreement also made available a $10 million credit line for pre-launch sales and marketing activities. The May 1999 agreement further provided that if RanexaTM, which has been submitted to the United States Food and Drug Administration (“FDA”) under a New Drug Application (“NDA”) for review, were approved, the Company would provide a $10 million milestone payment to CVTX which will be used to pay off any outstanding balances on the credit line. The May 1999 agreement also required the Company to make available an additional line of credit to help fund a portion of the first year sales and marketing expenses. Under the May 1999 agreement, the Company committed to provide a minimum of approximately $14.4 million per year of commercialization services and to fund a minimum of $7.8 million per year of marketing activities, for a period of five years. In return the Company was

QUINTILES TRANSNATIONAL CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements — (Continued)

to receive payment for services rendered by the Company in year one and royalties based on the net sales of RanexaTM in years two through five subject to a cap not to exceed 300% of funding by the Company in any year or over the life of the contract. In addition, the Company was also to receive royalties in years six and seven. As of December 31, 2003, the Company had not made any payments to CVTX under the May 1999 agreement in connection with the line of credit or milestone arrangement and had not funded commercialization and marketing activities nor had the Company received any royalties from CVTX. In July 2003, CVTX and the Company entered into a new agreement that superceded the prior agreement. Under the terms of the July 2003 agreement, all rights to RanexaTM reverted back to CVTX, and CVTX will owe no royalty payments to the Company. Under the July 2003 agreement, the Company received a warrant to purchase 200,000 shares of CVTX common stock at $32.93 per share during the five-year term commencing July 9, 2003. The Company recorded a gain of approximately $700,000 in connection with the receipt of the warrant. CVTX also is obligated to purchase from the Company, within six months of the approval of RanexaTM, services of at least $10 million in aggregate value or to pay the Company a lump sum amount equal to 10% of any shortfall from $10 million in purchased services.

      In December 1999, the Company obtained the distribution rights to market four pharmaceutical products in the Philippines from a large pharmaceutical customer in exchange for providing certain commercialization services amounting to approximately $5.1 million during the two-year period ended December 31, 2001. As of December 31, 2003, the Company has capitalized 251.8 million Philippine pesos (approximately $4.6 million) related to the cost of acquiring these commercial rights, and is amortizing these costs over five years. Under the terms of the agreement, the customer has the option to reacquire the rights to the four products from the Company after seven years for a price to be determined at the exercise date.

      In January 2001, the Company entered into an agreement with Scios Inc. (“SCIO”) to market Natrecor® for acute congestive heart failure in the United States and Canada. Under the terms of the agreement, the Company agreed to provide $30 million in funding over a two and one-half year period for sales and marketing activities following product launch. As of December 31, 2003, the Company had paid $30.0 million. The payments are reported in the accompanying statement of cash flows as an investing activity — acquisition of commercial rights and royalties. In addition to receiving payments on a fee for service basis for providing commercialization services, the Company was to receive royalties based on net sales of the product from 2002 through 2008. The royalty payments were subject to minimum and maximum amounts of $50 million and $65 million, respectively, over the life of the agreement. Through December 31, 2003, the Company received payments totaling approximately $63.6 million, of which approximately $62.7 million was received during 2003. The proceeds are reported in the accompanying statement of cash flows as an operating activity — change in operating assets and liabilities. Initially, the Company also received a warrant to purchase 700,000 shares of SCIO’s common stock at $20 per share, exercisable in installments over two and one-half years. During December 2002, the Company agreed to permit SCIO to hire the sales force the Company had previously provided under the contract effective December 31, 2002 in return for (a) SCIO reimbursing the Company for the operating profit that the Company would have earned between that date and May 31, 2003, the date on which SCIO would be permitted to hire the sales force under the contract, and (b) advancing from May 31, 2003 to December 31, 2002 the Company’s ability to exercise the remaining unexercisable warrant. The early settlement of the Company’s service obligation resulted in accelerating the recognition of revenues of approximately $9.3 million in the fourth quarter of 2002. The early settlement of the Company’s service obligation did not affect the continuing royalty obligation of SCIO. On April 29, 2003, Johnson & Johnson consummated its acquisition of SCIO and the Company received $17.5 million for the warrant that the Company owned (see “Derivatives”). In August 2003, SCIO made a final payment to the Company in the amount of $46.1 million under an agreement reached to terminate the SCIO agreement, including the payment and royalty obligations. This final payment reduced the SCIO commercial rights and royalties balance to zero as of December 31, 2003. Total royalty payments received were $63.6 million. The Company reported income of

QUINTILES TRANSNATIONAL CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements — (Continued)

approximately $15.9 million in 2003, related to the $46.1 million received in settlement of the royalty obligation of SCIO.

      In June 2001, the Company entered into an agreement with Pilot Therapeutics, Inc. (“PLTT”) to commercialize a natural therapy for asthma, AIROZINTM, in the United States and Canada. Under the terms of the agreement, the Company will provide commercialization services for AIROZINTM and a milestone-based $6 million line of credit which is convertible into PLTT’s common stock, of which $4 million was funded by the Company as of December 31, 2003. Further, based on achieving certain milestones, the Company has committed to funding 50% of sales and marketing activities for AIROZINTM over five years with a $6 million limit per year. Following product launch, the Company will receive royalties based on the net sales of AIROZINTM. The royalty percentage will vary to allow the Company to achieve a minimum rate of return. The Form 10-QSB filed by PLTT on September 5, 2003 indicated that PLTT will need significant additional financing to continue operations beyond September 15, 2003. As such, the Company has recorded an impairment of $4 million on the loan receivable from PLTT and has reduced its five-year contingent commitment for the sales force and marketing activities to zero at December 31, 2003.

      In December 2001, the Company entered into an agreement with Discovery Laboratories, Inc. (“DSCO”) to commercialize, in the United States, DSCO’s humanized lung surfactant, Surfaxin®, which is currently in Phase III studies. Under the terms of the agreement, the Company acquired 791,905 shares of DSCO’s common stock and a warrant to purchase 357,143 shares of DSCO’s common stock at $3.48 per share for a total of $3 million, and has agreed to make available a line of credit up to $10 million for pre-launch commercialization services as certain milestones are achieved by DSCO. As of December 31, 2003, the Company has made $5.7 million available under the line of credit, of which $2.4 million has been funded. In addition, the Company receives warrants to purchase approximately 38,000 shares of DSCO common stock at an exercise price of $3.03 per share for each million dollars made available by the Company under the line of credit as milestones are achieved. The Company has also agreed to pay the sales and marketing activities of this product up to $10 million per year for seven years. In return, the Company will receive commissions based on net sales of Surfaxin® for meconium aspiration syndrome, infant respiratory distress syndrome and all “off-label” uses for 10 years. The subscription agreements under which the Company acquired its shares of DSCO common stock included participation rights to acquire additional shares of DSCO. The Company exercised its participation rights in two such transactions with DSCO. During November 2002, the Company purchased an additional 266,246 shares of DSCO common stock along with a detachable warrant to purchase 119,811 shares of DSCO common stock for $517,000. Using the cashless exercise feature, the Company exercised the November 2002 warrant and received 83,357 shares of DSCO common stock. During July 2003, the Company purchased an additional 218,059 shares of DSCO common stock along with a detachable warrant to purchase 43,612 shares of DSCO common stock for $1.2 million.

      In December 2001, the Company acquired the license to market SkyePharma’s SolarazeTM skin treatment in the United States, Canada and Mexico for 14 years from Bioglan Pharma Plc for a total consideration of $26.7 million. The Company amortizes the rights in proportion to the revenues earned over the 14 year life of the license. The Company has a commitment to pay royalties to SkyePharma based on a percentage of net sales of SolarazeTM. Pursuant to the license, the Company may pursue additional indications for the compound, which will be facilitated through the Company’s ownership rights in the SolarazeTM NDA and Investigational New Drug.

      In January 2002, the Company entered into an agreement with Kos Pharmaceuticals, Inc. (“KOSP”) to commercialize, in the United States, KOSP’s treatments for cholesterol disorders, Advicor® and Niaspan®. Advicor® was launched in January 2002 and Niaspan® is also on the market. Under the terms of the agreement, the Company will provide, at its own expense, a dedicated sales force of 150 cardiovascular-trained representatives who, in combination with KOSP’s sales force of 300 representatives, commercialized Advicor® and Niaspan® for the first two years after launch (January 2002 to December 2003). In return, the Company

QUINTILES TRANSNATIONAL CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements — (Continued)

received a warrant to purchase 150,000 shares of KOSP’s common stock at $32.79 per share, exercisable in installments over two years. Further, the Company will receive commissions based on net sales of the product from 2002 through 2006. The commission payments are subject to minimum and maximum amounts, as amended June 30, 2003, of $50 million and $65 million, respectively, over the life of the agreement. Through December 31, 2003, the Company has received payments totaling approximately $9.2 million. The proceeds are reported in the accompanying statement of cash flows as an operating activity — change in operating assets and liabilities.

      In March 2002, the Company acquired certain assets of Bioglan Pharma, Inc. for a total consideration of approximately $27.9 million. The assets included distribution rights to market ADOXATM in the United States for nine years along with other products and product rights that Bioglan Pharma, Inc., had previously marketed, as well as approximately $1.6 million in cash. Under the purchase method of accounting, the results of operations of Bioglan Pharma, Inc. are included in the Company’s results of operations as of March 22, 2002 and the assets and liabilities of Bioglan Pharma, Inc. were recorded at their respective fair values. The acquisition did not have a material impact on the financial position or results of operations for the Company. The acquisition resulted in total intangible assets of $29.3 million. The Company amortizes the intangible assets in proportion to the estimated revenues over the lives of these products. Under certain of the contracts acquired, the Company has commitments to pay royalties based on a percentage of net sales of the acquired product rights.

      During the second quarter of 2002, the Company finalized the arrangements under its previously announced letter of intent with a large pharmaceutical customer to market pharmaceutical products in Belgium, Germany and Italy. Either party may cancel the contract at six-month intervals in the event that sales are not above certain levels specified. In the first quarter of 2003 and the third quarter of 2003, the agreements in Germany and Belgium, respectively, were terminated. For the remaining portion of the contract in Italy, the Company will provide, at its own expense, sales and marketing resources over the five-year life of the agreement. As of December 31, 2003, the Company estimates the cost of its minimum obligation over the remaining contract life for the remaining territory of Italy to be approximately $15 million, in return for which the customer will pay the Company royalties on product sales in excess of certain baselines. The total royalty is comprised of a minimal royalty on the baseline sales targets for these products plus a share of incremental net sales above these baselines.

      In July 2002, the Company entered into an agreement with Eli Lilly and Company (“LLY”) to support LLY in its commercialization efforts for CymbaltaTM in the United States. LLY has submitted a NDA for CymbaltaTM, which is currently under review by the FDA for the treatment of depression. Under the terms of the agreement, the Company will provide, at its expense, more than 500 sales representatives to supplement the extensive LLY sales force in the promotion of CymbaltaTM for the five years following product launch. The sales force will promote CymbaltaTM in its primary, or P1, position within sales calls. During the first three years LLY will pay for the remainder of the capacity of this sales force, referred to as the P2 and P3 positions, on a fee-for-service basis. The Company will make marketing and milestone payments to LLY totaling $110 million of which $70 million was paid in 2002 and the remaining $40 million is due throughout the four quarters following FDA approval. The $70 million in payments made by the Company is on an at-risk basis, and is not refundable in the event the FDA does not grant final approval for CymbaltaTM. However, if any such non-approval occurs solely as a result of regulatory issues the FDA cites with respect to LLY’s manufacturing processes and facilities, the Company will be entitled to recoup its pre-approval outlays, plus interest at the prime rate plus five percent, from a percentage of any revenues or royalties LLY derives from the sales of CymbaltaTM by LLY or sublicense of CymbaltaTM to third parties, if any. The $110 million in payments will be capitalized and amortized in proportion to the estimated revenues as a reduction of revenue over the five-year service period. The sales force costs will be expensed as incurred. The payments are reported in the accompanying statement of cash flows as an investing activity — advances to customer. In return for the P1 position for CymbaltaTM and the marketing and milestone payments, LLY will pay to the Company 8.25% of U.S. CymbaltaTM sales for

QUINTILES TRANSNATIONAL CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements — (Continued)

depression and other neuroscience indications over the five-year service period followed by a 3% royalty over the subsequent three years. In addition to the Company’s obligations, LLY is obligated to spend at specified levels. The Company or LLY has the ability to cancel this agreement if CymbaltaTM is not approved by January 31, 2005, in which case the Company would write-off any payments made through that date, unless the FDA had failed to grant approval for CymbaltaTM based on concerns over LLY’s manufacturing processes and facilities.

      In July 2002, the Company entered into an agreement with Columbia Laboratories, Inc. (“COB”) to commercialize, in the United States, the following women’s health products: ProchieveTM 8%, ProchieveTM 4%, Advantage-S® and RepHreshTM. Under the terms of the agreement, the Company purchased 1,121,610 shares of COB common stock for $5.5 million. The Company also paid to COB four quarterly payments of $1.125 million each commencing in the third quarter of 2002. In return, the Company will receive royalties of 5% on the sales of the four COB’s women’s healthcare products in the United States for a five-year period beginning in the first quarter of 2003. The Company has paid $4.5 million as of December 31, 2003. The payments are reported in the accompanying statement of cash flows as an investing activity — acquisition of commercial rights and royalties. The royalties are subject to minimum and maximum amounts of $8.0 million and $12.0 million, respectively, over the life of the agreement. In addition, the Company will provide to COB, at COB’s expense on a fee-for-service basis, a sales force to commercialize the products. In January 2004, the Company and COB agreed to restructure the fee-for-service agreement to allow for an accelerated transfer of the sales force management responsibility to COB. The purchase of the COB common stock included participation rights to acquire additional shares of COB. During July 2003, the Company exercised its participation rights and purchased an additional 56,749 shares of COB for $664,000.

      In December 2002, the Company entered into an agreement with a large pharmaceutical customer to market two products in Belgium. Under the terms of an asset purchase agreement, the Company will have the rights to one product in Belgium in exchange for payments of 5.5 million euros (approximately $6.9 million). The customer will continue to manufacture the product through 2005. Under the terms of a distribution agreement, the Company will have the rights to market the other product in Belgium for a period of six years in exchange for payments of 6.9 million euros (approximately $8.7 million) of which 2.2 million euros (approximately $2.8 million) are in the form of services to be completed by December 31, 2008, based on the Company’s standard pricing. The Company has paid 6.5 million euros (approximately $8.2 million) as of December 31, 2003. The payments are reported in the accompanying statement of cash flows as an investing activity — acquisition of intangible assets. The Company has also provided 1.8 million euros in services to the customer under the 2.2 million euros service component. The Company’s service obligation is recorded as a cost of the distribution rights and is being amortized over the six-year distribution agreement. The customer will continue to manufacture the product for the six years of the distribution agreement.

      In March 2003, the Company entered into an agreement with COB to commercialize COB’s StriantTM testosterone buccal bioadhesive product in the United States. StriantTM was approved in June 2003 by the FDA for the treatment of hypogonadism. Under the terms of the agreement, the Company will pay to COB five quarterly payments of $3.0 million each which commenced in the second quarter of 2003. In return, the Company will receive a 9% royalty on the net sales of StriantTM in the United States up to agreed levels of annual sales revenues, and a 4.5% royalty of net sales above those levels. The royalty term is seven years. Royalty payments will commence with the launch of StriantTM and are subject to minimum and maximum amounts of $30.0 million and $55.0 million, respectively, over the life of the agreement. The Company has paid $12.0 million as of December 31, 2003. The payments are reported in the accompanying statement of cash flows as an investing activity — acquisition of commercial rights and royalties. In addition, the Company will provide to COB, at COB’s expense on a fee-for-service basis, a sales force to commercialize the products for a two-and-a-half year term. In January 2004, the Company and COB agreed to restructure the fee-for-service agreement to allow for an accelerated transfer of the sales force management responsibility to COB.

QUINTILES TRANSNATIONAL CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements — (Continued)

      The Company has firm commitments under the above arrangements described above to provide funding of approximately $250.3 million in exchange for various commercial rights. As of December 31, 2003, the Company has funded approximately $203.7 million. Further, the Company has additional future funding commitments that are contingent upon satisfaction of certain milestones being met by the third party such as receiving FDA approval, obtaining funding from additional third parties, agreeing to a marketing plan and other similar milestones. Due to the uncertainty of the amounts and timing, these contingent commitments are not included in the firm commitment amounts. If all of these contingencies were satisfied over approximately the same time period, the Company estimates these commitments to be a minimum of approximately $90-110 million per year for a period of five to six years, subject to certain limitations and varying time periods.

      Below is a summary of the remaining firm commitments with pre-determined payment schedules under such arrangements (in thousands):

	2004	2005	2006	2007	2008	Total

Milestone payments	$3,000	$—	$—	$—	$—	$3,000
Sales force commitments	16,548	15,069	3,806	3,916	403	39,742
Licensing and distribution rights	2,346	1,500	—	—	—	3,846

	$21,894	$16,569	$3,806	$3,916	$403	$46,588

6.	Investments — Debt Securities

      The following is a summary as of December 31, 2003 (successor) of held-to-maturity securities and available-for-sale securities by contractual maturity where applicable (in thousands):

		Gross	Gross
	Amortized	Unrealized	Unrealized	Market
Held-to-Maturity Securities:	Cost	Gains	Losses	Value

State Securities —
Maturing in one year or less	$611	$—	$—	$611
Maturing in over five years	3,492	—	—	3,492

	$4,103	$—	$—	$4,103

		Gross	Gross
	Amortized	Unrealized	Unrealized	Market
Available-for-Sale Securities:	Cost	Gains	Losses	Value

Other	$6,626	$308	$—	$6,934

	$6,626	$308	$—	$6,934

      The following is a summary as of December 31, 2002 (predecessor) of held-to-maturity securities and available-for-sale securities by contractual maturity where applicable (in thousands):

		Gross	Gross
	Amortized	Unrealized	Unrealized	Market
Held-to-Maturity Securities:	Cost	Gains	Losses	Value

State Securities —
Maturing in one year or less	$576	$—	$—	$576
Maturing in over five years	5,315	—	—	5,315

	$5,891	$—	$—	$5,891

QUINTILES TRANSNATIONAL CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements — (Continued)

		Gross	Gross
	Amortized	Unrealized	Unrealized	Market
Available-for-Sale Securities:	Cost	Gains	Losses	Value

Money Funds	$27,186	$—	$(544)	$26,642
Other	5,476	—	(1,338)	4,138

	$32,662	$—	$(1,882)	$30,780

      The Company recognized $812,000 of losses from the sale of debt securities during the period from January 1, 2003 through September 25, 2003. The net after-tax adjustment to unrealized holding gains (losses) on available-for-sale debt securities included as a separate component of shareholders’ equity was $190,000 and $468,000 during the periods from September 26, 2003 through December 31, 2003 and January 1, 2003 through September 25, 2003, respectively, and ($1.0) million and $668,000 in 2002 and 2001, respectively.

7.	Investments — Marketable Equity Securities

      The Company has entered into financial arrangements with various customers and other parties in which the Company provides funding in the form of an equity investment. The equity investments may be subject to certain trading restrictions including “lock-up” agreements. The Company’s portfolio in such transactions as of December 31, 2003 (successor) is as follows (in thousands except share data):

			Estimated
	Trading	Number of	Beneficial		Fair Market
Company	Symbol	Shares	Ownership %(1)	Cost Basis	Value

Common Stock:
The Medicines Company	MDCO	1,185,320	2.5%	$30,759	$34,920
Discovery Laboratories, Inc.	DSCO	1,359,567	4.6%	9,789	14,262
Columbia Laboratories, Inc.	COB	1,178,359	3.0%	14,235	7,424
Derivative instruments (see Note 9)				—	(1,526)
Other				2,301	3,214

Total Marketable Equity Securities				$57,084	$58,294

      The Company’s portfolio in such transactions as of December 31, 2002 (predecessor) is as follows (in thousands except share data):

			Estimated
	Trading	Number of	Beneficial		Fair Market
Company	Symbol	Shares	Ownership %(1)	Cost Basis	Value

Common Stock:
Triangle Pharmaceuticals Inc.	VIRS	3,775,000	4.9%	$15,029	$22,424
The Medicines Company	MDCO	2,062,520	5.2%	8,992	33,042
CV Therapeutics, Inc.	CVTX	126,705	0.5%	617	2,309
Columbia Laboratories, Inc.	COB	1,121,610	3.2%	5,500	3,769
Other				3,327	3,382

Total Marketable Equity Securities				$33,465	$64,926

(1)	The estimated beneficial ownership percentage calculation is based upon the issuer’s filings with the United States Securities and Exchange Commission. The beneficial ownership percentage is subject to change due to the Company’s transactions in these investments and changes in the issuer’s capitalization.

QUINTILES TRANSNATIONAL CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements — (Continued)

      The Company recognized gains from the sale of marketable equity securities of $209,000 and $24.0 million for the periods from September 26, 2003 through December 31, 2003 and January 1, 2003 through September 25, 2003, respectively, and $14.1 million and $22.9 million during and 2002 and 2001, respectively. The Company recognized $2,000 and $66,000 in losses from the sale of marketable equity securities during the period from September 26, 2003 through December 31, 2003 and the year ended December 31, 2002, respectively. Gross unrealized gains totaled $1.2 million as of December 31, 2003, $31.5 million as of December 31, 2002 and $46.4 million as of December 31, 2001 from investments in marketable equity securities. The net after-tax adjustment to unrealized holding gains (losses) on marketable equity securities included as a separate component of shareholders’ equity was $787,000 and $8.1 million for the periods from September 26, 2003 through December 31, 2003 and January 1, 2003 through September 25, 2003, respectively, and ($10.1) million and $81.3 million in 2002 and 2001, respectively. In accordance with its policy to continually review declines in fair value of the marketable equity securities for declines that may be other than temporary, the Company also recognized losses due to the impairment of marketable equity securities of $282,000 for the period from January 1, 2003 through September 25, 2003 and $335,000 and $338.8 million in 2002 and 2001, respectively. Included in the 2001 amount is $334.0 million relating to the Company’s investment in WebMD common stock.

      In 2000, the Company sold its electronic data interchange unit, ENVOY Corporation (“ENVOY”), to WebMD Corporation (“WebMD”). As part of the consideration received in the sale, the Company received 35 million shares of WebMD common stock. In 2001, WebMD paid the Company $185 million in cash for all of the 35 million shares of WebMD common stock and in settlement of the disputes.

8.	Investments — Non-Marketable Equity Securities and Loans

      The Company has entered into financial arrangements with various customers and other parties in which the Company provides funding in the form of an equity investment in non-marketable securities or loans. These financial arrangements are comprised of direct and indirect investments. The indirect investments are made through eight venture capital funds in which the Company is an investor. The Company’s portfolio in such transactions as of December 31, 2003 (successor) is as follows (in thousands):

		Remaining
		Funding
Company	Cost Basis	Commitment

Venture capital funds	$31,669	$16,746
Equity investments (six companies)	13,581	—
Convertible loans (three companies)	727	66
Loans (two companies)	2,579	6,055

Total non-marketable equity securities and loans	$48,556	$22,867

      The Company’s portfolio in such transactions as of December 31, 2002 (predecessor) is as follows (in thousands):

Company	Cost Basis

Venture capital funds	$27,405
Equity investments (eight companies)	11,961
Convertible loans (five companies)	5,576
Loans (two companies)	1,507

Total non-marketable equity securities and loans	$46,449

QUINTILES TRANSNATIONAL CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements — (Continued)

      Included in the venture capital funds is $9.8 million and $7.7 million at December 31, 2003 and 2002, respectively, which are managed by A.M. Pappas & Associates, LLC whose chief executive officer was a member of the Company’s Board of Directors until September 25, 2003. The Company also has remaining commitments to these funds totaling $5.5 million as of December 31, 2003.

      Below is a table representing management’s best estimate as of December 31, 2003 of the amount and timing of the above remaining funding commitments (in thousands):

	2004	2005	Total

Venture capital funds	$15,164	$1,582	$16,746
Convertible loans	66	—	66
Loans	6,055	—	6,055

	$21,285	$1,582	$22,867

      The amount and timing of such funding events are subject to a number of different variables and may differ materially from management’s estimates.

      The Company also has future loan commitments that are contingent upon satisfaction of certain milestones by the third party such as receiving FDA approval, obtaining funding from additional third parties, agreement of a marketing plan and other similar milestones. Due to the uncertainty of the amounts and timing, these commitments are not included in the commitment amounts described above.

      The Company reviews the carrying value of each individual investment at each balance sheet date to determine whether or not an other-than-temporary decline in fair value has occurred. The Company employs alternative valuation techniques including: (1) the review of financial statements including assessments of liquidity, (2) the review of valuations available to the Company prepared by independent third parties used in raising capital, (3) the review of publicly available information including press releases and (4) direct communications with the investee’s management, as appropriate. If the review indicates that such a decline in fair value has occurred, the Company adjusts the carrying value to the estimated fair value of the investment and recognizes a loss for the amount of the adjustment. The Company recognized $1.2 million, $10.3 million, $4.0 million and $9.2 million of losses due to such impairments in the period from September 26, 2003 through December 31, 2003, the period from January 1, 2003 through September 25, 2003, and in 2002 and 2001, respectively, relating to non-marketable equity securities and loans mainly due to declining financial condition of investees that was deemed by management to be other-than-temporary.

9.	Derivatives

      As of December 31, 2003, the Company had the following derivative positions in securities of other issuers: (1) conversion option positions that are embedded in financing arrangements, (2) freestanding warrants to purchase shares of common stock and (3) put and call instruments to hedge the cash flow from the sale of certain marketable securities.

      As of December 31, 2003 and 2002, the Company had funded five convertible loans with a carrying value of approximately $727,000 and $5.6 million, respectively. Loans that are convertible into an equity interest have an embedded option contract because the value of the equity interest is based on the market price of another entity’s common stock and thus is not clearly and closely related to the value of the interest-bearing note. The Company has not accounted for these embedded conversion features as mark-to-market derivatives because the terms of conversion do not allow for cash settlement and the Company believes that the equity interest delivered upon conversion would not be readily convertible to cash since these entities are privately held or have limited liquidity and trading of their equity interest.

QUINTILES TRANSNATIONAL CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements — (Continued)

      As of December 31, 2003 and 2002, the Company has several freestanding warrants to purchase common stock of various customers and other third parties. These freestanding warrants primarily were acquired as part of the financial arrangements with such customers and third parties. No quoted price is available for the Company’s freestanding warrants to purchase shares of common stock. The Company uses various valuation techniques including the present value of estimated expected future cash flows, option-pricing models and fundamental analysis. Factors affecting the valuation include the current price of the underlying asset, strike price, time to expiration of the option, estimated price volatility of the underlying asset over the life of the option and restrictions on the transferability or ability to exercise the option. As of January 1, 2001, the Company’s derivative instruments included two warrants to purchase an aggregate of 282,385 shares of common stock of The Medicines Company (NASDAQ: MDCO). The Company estimated the fair value of these derivative instruments to be insignificant at January 1, 2001 and December 31, 2001 because the Company concluded that the implicit restrictions on exercisability and transferability impaired the value of the warrants. The most significant of these restrictions were eliminated in January 2002. In March 2002, the Company exercised the MDCO warrants under its cashless exercise option and received 162,976 shares of MDCO common stock. At December 31, 2002, the Company held warrants from various contracts valued at $5.8 million which are included in the accompanying balance sheet as deposits and other assets. The Company recognized investment revenues of $2.6 million and $14.7 million during the periods from September 26, 2003 through December 31, 2003 and January 1, 2003 through September 25, 2003, respectively, and $535,000 in 2002 related to changes in the fair values of the warrants.

      The Company had exchange-traded option contracts with a fair value as of December 31, 2001 of approximately $1.3 million. These contracts expired in January 2002 and April 2002. There were no open exchange-traded option contracts at December 31, 2003 and 2002. During 2002 and 2001, the Company recorded a $3.4 million gain and a $1.9 million loss, respectively, in earnings related to changes in the fair value of put and call option contracts.

      As of December 31, 2003, the Company had entered into three zero-cost-collar transactions to hedge certain future cash flows occurring in 2004. As these transactions were entered into to hedge the risk of the potential volatility in the cash flows resulting from the sales of the underlying security during the first three quarters of 2004, these transactions are accounted for as a cash flow hedge. As such, the effective portion of the gain or loss on the derivative instrument is recorded as unrealized holding gains (losses) on marketable equity securities included as a separate component of shareholders’ equity. This hedge is deemed to be perfectly effective under SFAS No. 133, as defined. As of December 31, 2003, the Company recorded a gross unrealized loss on these transactions of $1.5 million. Upon expiration of the hedging instruments, all amounts recorded as unrealized holding gains (losses) on marketable equity securities included as a separate component of shareholders’ equity will be reclassified into income. This unrealized loss is shown as a reduction of the marketable equity security balance on the accompanying balance sheet.

QUINTILES TRANSNATIONAL CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements — (Continued)

10.	Investment Revenues

      The following table is a summary of investment revenues (in thousands):

	September 26,	January 1,
	2003 through	2003 through	Year ended	Year ended
	December 31,	September 25,	December 31,	December 31,
	2003	2003	2002	2001

	Successor	Predecessor	Predecessor	Predecessor
Marketable equity and derivative securities:
Gross realized gains	$4,381	$38,724	$18,093	$14,394
Gross realized losses	(396)	—	(92)	(1,954)
Impairment losses	—	(282)	(335)	(6,066)
Non-marketable equity securities and loans:
Gross realized gains	—	—	—	2,197
Gross realized losses	—	—	—	(34)
Impairment losses	(1,225)	(10,269)	(3,962)	(7,926)

	$2,760	$28,173	$13,704	$611

11.	Investments in Unconsolidated Affiliates and Other

      In October 2002, the Company acquired a controlling interest in Health Research Solutions Pty Ltd (“HRS”) and, accordingly, the results of operations for HRS and the assets and liabilities of HRS are included in the results of operations and assets and liabilities of the Company. In September 2003, the Company acquired the remaining interest in HRS for 71,724 shares of the Company’s Common Stock. The Company recorded the minority interest’s pro rata share (approximately 33.33%) of HRS’ earnings from October 2002 until the Company acquired the minority interest in September 2003 in the accompanying statement of operations as equity in losses of unconsolidated affiliates and other.

      In September 2003, the Company acquired a controlling interest in Pharmaplan Limited (“Pharmaplan”) and, accordingly, the results of operations for Pharmaplan and the assets and liabilities of Pharmaplan are included in the results of operations and assets and liabilities of the Company. The Company recorded the minority interest’s pro rata share (approximately 50% at December 31, 2003) of Pharmaplan’s earnings in the accompanying statement of operations as equity in losses of unconsolidated affiliates and other.

      In January 2002, the Company acquired an equity interest in a sales and marketing organization in France for approximately $328,000. The Company’s pro rata share of earnings is included in the accompanying statement of operations as losses of unconsolidated affiliates and other. The Company owns approximately 41.0% at December 31, 2003.

      In May 2002, the Company and McKesson Corporation (“McKesson”) completed the formation of a previously announced healthcare informatics joint venture named Verispan, L.L.C. (“Verispan”). The Company and McKesson are equal co-owners of a majority of the equity of Verispan. The Company contributed the net assets of its informatics group having a historical cost basis of approximately $112.1 million (including approximately $101.7 million of basis in excess of the book value of the identifiable net assets) and funded $10 million to Verispan. The net assets contributed to Verispan primarily consisted of accounts receivable, prepaid expense, property and equipment, trade accounts payable, accrued expenses, unearned income, including the basis in excess of the book value of the identifiable net assets. Verispan licenses data products to the Company and McKesson for use in their respective core businesses. Under the license arrangement, the Company continues to have access to Verispan’s commercially available products to enhance their service to and partnering with the Company’s customers.

QUINTILES TRANSNATIONAL CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements — (Continued)

      The Company accounts for its investment in Verispan under the equity method of accounting; therefore, the Company’s pro rata share of Verispan’s earnings, since the date of formation, is included in equity in losses of unconsolidated affiliates and other. As of December 31, 2003 and 2002, the Company owns approximately 43.5% and 45%, respectively, of Verispan. The Company’s ownership percentage may change from period to period to the extent new equity partners are admitted to the joint venture. The Company has recorded its investment in Verispan, approximately $120.7 million at December 31, 2003 and 2002, as an investment in unconsolidated affiliates.

12.	Goodwill and Identifiable Intangible Assets

      The Company has allocated approximately $451.5 million to intangible assets, of which approximately $109.7 million is deemed to be indefinite-lived and, accordingly, is not being amortized, based upon an allocation of the purchase price of the assets acquired and the liabilities assumed in the Transaction.

      The following is a summary of identifiable intangible assets (in thousands):

	As of December 31, 2003			As of December 31, 2002

	Gross	Accumulated	Net	Gross	Accumulated	Net
	Amount	Amortization	Amount	Amount	Amortization	Amount

	Successor			Predecessor
Identifiable intangible assets:
Commercial rights and royalties, licenses and customer relationships	$207,829	$14,079	$193,750	$81,889	$5,913	$75,976
Trademarks, trade names and other	164,720	4,492	160,228	—	—	—
Software and related assets	65,859	5,591	60,268	150,713	83,974	66,739

	$438,408	$24,162	$414,246	$232,602	$89,887	$142,715

      Amortization expense associated with identifiable intangible assets were as follows:

	September 26, 2003	January 1, 2003
	through	through	Year ended	Year ended
	December 31, 2003	September 25, 2003	December 31, 2002	December 31, 2001

	Successor	Predecessor	Predecessor	Predecessor
Amortization expense	$25.0 million	$27.8 million	$29.3 million	$14.1 million

      Estimated amortization expense for existing identifiable intangible assets is targeted to be approximately $80.7 million, $65.6 million, $34.0 million, $24.6 million and $21.3 million for each of the years in the five-year period ending December 31, 2008, respectively. Estimated amortization expense can be affected by various factors including future acquisitions or divestitures of product and/or licensing and distribution rights.

      The following is a summary of goodwill by segment for the successor period from September 26, 2003 through December 31, 2003 (in thousands):

	Product	Commercial	PharmaBio
	Development	Services	Development	Consolidated

Balance as of September 26, 2003	$—	$—	$—	$—
Add: Transaction	111,500	61,712	2,646	175,858
Add: acquisitions	5,431	39	—	5,470
Impact of foreign currency fluctuations	—	(1)	—	(1)

Balance as of December 31, 2003	$116,931	$61,750	$2,646	$181,327

QUINTILES TRANSNATIONAL CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements — (Continued)

      The following is a summary of goodwill by segment for the predecessor period from January 1, 2003 through September 25, 2003 (in thousands):

	Product	Commercial	PharmaBio
	Development	Services	Development	Consolidated

Balance as of December 31, 2002	$38,918	$31,215	$—	$70,133
Add: acquisition	71	208	1,875	2,154
Impact of foreign currency fluctuations	3,729	965	—	4,694

Balance as of September 25, 2003	$42,718	$32,388	$1,875	$76,981

      The following is a summary of goodwill by segment for the predecessor period of the year ended December 31, 2002 (in thousands):

	Product	Commercial
	Development	Services	Informatics	Consolidated

Balance as of December 31, 2001	$31,746	$30,168	$101,737	$163,651
Add: acquisition	2,937	—	—	2,937
Less: reclass to investments in unconsolidated affiliates	—	—	(101,737)	(101,737)
Impact of foreign currency fluctuations	4,235	1,047	—	5,282

Balance as of December 31, 2002	$38,918	$31,215	$—	$70,133

      The decrease in goodwill during 2002 is primarily a result of the formation of the Verispan joint venture.

      Through December 2001, goodwill was amortized on a straight-line basis over periods from five to 40 years. Effective January 1, 2002, the Company adopted SFAS No. 142 and no longer amortizes goodwill. The following is a summary of reported loss from continuing operations and loss from continuing operations per share, adjusted to exclude goodwill amortization expense (in thousands, except per share amounts):

Year ended
December 31, 2001

Loss from continuing operations	$(175,873)
Add: goodwill amortization	7,765
Less: income tax benefit	(2,562)

Adjusted loss from continuing operations	$(170,670)

Adjusted loss from continuing operations per share:
Basic	$(1.44)
Diluted	(1.44)

13.	Accrued Expenses

      Accrued expenses consist of the following (in thousands):

	December	December
	31,	31,
	2003	2002

Compensation and payroll taxes	$104,541	$77,354
Restructuring	15,743	8,467
Transaction	32,900	—
Other	102,164	94,913

	$255,348	$180,734

QUINTILES TRANSNATIONAL CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements — (Continued)

14.	Credit Arrangements

      The following is a summary of the credit facilities available to the Company at December 31, 2003:

Facility	Interest Rates

$75.0 million	Either at LIBOR (1.17% at December 31, 2003) plus 3.25% or ABR (4.0% at December 31, 2003) plus 2.25%
£1.5 million (approximately $2.7 million) general banking facility with a U.K. bank used for the issuance of guarantees	1% per annum fee for each guarantee issued

      The Company did not have any outstanding balances on these facilities at December 31, 2003 and 2002.

      Long-term debt and obligations consist of the following (in thousands):

	December 31,	December 31,
	2003	2002

	Successor	Predecessor
10% Senior Subordinated Notes due 2013	$450,000	$—
Senior Term Loan (Either LIBOR (1.17% at December 31, 2003) plus 4.25% or ABR (4.0% at December 31, 2003) plus 3.25%)	309,225	—
Missouri tax incentive bonds due October 2009 (6.7% annual interest rate)	3,789	4,288
Other notes payable	5,926	7,269

	768,940	11,557
Less: current portion	(5,583)	(3,347)

	$763,357	$8,210

      Maturities of long-term debt and obligations at December 31, 2003 are as follows (in thousands):

2004	$5,583
2005	5,370
2006	5,038
2007	4,185
2008	3,907
Thereafter	744,857

$768,940

      The estimated fair value of the long-term debt was $814.9 million and $11.6 million at December 31, 2003 and 2002, respectively.

      In connection with the long-term debt agreements, the Company has net debt issuance costs of approximately $25.7 million and $1.3 million as of December 31, 2003 and 2002, respectively, included as an other asset in the accompanying balance sheets. The debt issuance costs are being amortized into interest expense on an effective interest method over the term of the debt arrangements, which range from five years to 20 years.

      The Company’s various long-term debt agreements contain usual and customary negative covenants that, among other things, place limitations on its ability to (i) incur additional indebtedness, including capital leases and liens; (ii) pay dividends and repurchase its capital stock; (iii) enter into mergers, consolidations, acquisitions, asset dispositions and sale-leaseback transactions; (iv) make capital expenditures and (v) issue

QUINTILES TRANSNATIONAL CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements — (Continued)

capital stock of its subsidiaries. The agreements also contain financial covenants requiring the Company to maintain minimum interest coverage ratios and maximum consolidated leverage and senior leverage ratios, as defined therein.

15.	Leases

      The Company leases certain office space and equipment under operating leases. The leases expire at various dates through 2074 with options to cancel certain leases at five-year increments. Rental expenses under these agreements were approximately:

	September 26, 2003	January 1, 2003
	through	through	Year ended	Year ended
	December 31, 2003	September 25, 2003	December 31, 2002	December 31, 2001

	Successor	Predecessor	Predecessor	Predecessor
Rental expenses under agreements	$18.9 million	$57.0 million	$75.9 million	$76.3 million

      The Company leases certain assets, primarily vehicles, under capital leases. Capital lease amortization is included with costs of revenues and accumulated depreciation in the accompanying financial statements.

      The following is a summary of future minimum payments under capitalized leases and under operating leases that have initial or remaining noncancelable lease terms in excess of one year at December 31, 2003 (in thousands):

	Capital	Operating
	Leases	Leases

2004	$15,939	$61,866
2005	7,759	42,688
2006	1,825	31,510
2007	679	25,258
2008	266	17,579
Thereafter	132	74,235

Total minimum lease payments	26,600	$253,136

Amounts representing interest	1,226

Present value of net minimum payments	25,374
Current portion	(15,103)

Long-term capital lease obligations	$10,271

      During each of the last five years, the Company entered into sale-leaseback transactions of personal property with the city of Kansas City. Funding for these transactions was provided by the Company’s purchase of Kansas City industrial development bonds. As such, the Company has a corresponding asset and liability, which are netted in the accompanying balance sheets as right of setoff exists. These transactions approximated the carrying value of the assets; accordingly, no gains or losses were recognized as a result of these transactions.

      The Company uses the facilities of several buildings in South Africa owned and operated by two South African entities. Dr. Greeff, an executive officer of the Company, serves on the board of directors of each of these entities and his trust owns 40% of the outstanding shares of stock of each of these entities. The Company leases these buildings from these entities pursuant to separate lease agreements on market standard terms. The initial term of each of the three leases is six years and four months, expiring in March 2006, three years and one month, expiring in March 2005, and five years, expiring in March 2006, respectively, and each lease is

QUINTILES TRANSNATIONAL CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements — (Continued)

renewable for one five-year term. Under the terms of the lease arrangements covering those facilities, the Company paid these entities approximately $790,000 in rent during 2003.

16.	Commitments and Contingencies

      On January 26, 2001, a purported class action lawsuit was filed in the State Court of Richmond County, Georgia, naming Novartis Pharmaceuticals Corp., Pharmed Inc., Debra Brown, Bruce I. Diamond and Quintiles Laboratories Limited, a subsidiary of the Company, on behalf of 185 Alzheimer’s patients who participated in drug studies involving an experimental drug manufactured by defendant Novartis, and their surviving spouses. The complaint alleges claims for breach of fiduciary duty, civil conspiracy, unjust enrichment, misrepresentation, Georgia RICO violations, infliction of emotional distress, battery, negligence and loss of consortium as to class member spouses. The complaint seeks unspecified damages, plus costs and expenses, including attorneys’ fees and experts’ fees. On September 27, 2003, the parties entered into a settlement memorandum following a mediated settlement conference. The parties are in the process of preparing final settlement documents, which would memorialize payments by several defendants to individual study participants or their representatives. The Company believes that its contribution will be covered by insurance or, in the alternative, will not represent a material amount to the Company.

      On January 22, 2002, Federal Insurance Company (“Federal”) and Chubb Custom Insurance Company (“Chubb”) filed suit against the Company, Quintiles Pacific, Inc. and Quintiles Laboratories Limited, two of the Company’s subsidiaries, in the United States District Court for the Northern District of Georgia. In the suit, Chubb, the Company’s primary commercial general liability carrier for coverage years 2000-2001 and 2001-2002, and Federal, the Company’s excess liability carrier for coverage years 2000-2001 and 2001-2002, seek to rescind the policies issued to the Company based on an alleged misrepresentation by the Company on the policy application. Alternatively, Chubb and Federal seek a declaratory judgment that there is no coverage under the policies for some or all of the claims asserted against the Company and its subsidiaries in the class action lawsuit filed on January 26, 2001 and described above and, if one or more of such claims is determined to be covered, Chubb and Federal request an allocation of the defense costs between the claims they contend are covered and non-covered claims. The Company has filed an answer with counterclaims against Federal and Chubb in response to their complaint. Additionally, the Company has amended its pleadings to add AON Risk Services (“AON”) as a counterclaim defendant, as an alternative to the Company’s position that Federal and Chubb are liable under the policies. In order to preserve its rights, on March 27, 2003, the Company also filed a separate action against AON in the United States District Court for the Middle District of North Carolina. The Company believes the allegations made by Federal and Chubb are without merit and is defending this case vigorously.

      In October 2002, seven purported class action lawsuits were filed in Superior Court, Durham County, North Carolina by certain of the Company’s shareholders seeking to enjoin the consummation of the initial transaction proposed by Pharma Services Company (a company controlled by Dennis B. Gillings, Ph.D.) to acquire all the Company’s outstanding shares for $11.25 per share in cash. All of the lawsuits were subsequently transferred to the North Carolina Business Court. The lawsuits named as defendants Dr. Gillings, other members of the Company’s Board of Directors, the Company and, in some cases Pharma Services Company. The complaints alleged, among other things, a breach of fiduciary duties by the directors with respect to the proposal. The complaints sought to enjoin the transaction proposed by Pharma Services Company, and the plaintiffs sought to recover damages. On November 11, 2002, a Special Committee of the Company’s Board of Directors announced its rejection of the proposal by Pharma Services Company and its intention to investigate strategic alternatives available to the Company for purposes of enhancing shareholder value, including the possibility of a sale of the Company and alternatives that would keep the Company independent and publicly owned. On January 6, 2003, the North Carolina Business Court entered a Case Management Order consolidating all seven lawsuits for all purposes and staying the lawsuits until March 29, 2003 or until the Company provided notice of a change-of-control transaction.

QUINTILES TRANSNATIONAL CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements — (Continued)

      On March 28, 2003, the Court entered an Order Maintaining the Status Quo, which continued its prior Case Management Order in all respects until the earlier of a date selected by the Court or until the Company provided the notice contemplated by the Case Management Order. On April 10, 2003, the Company’s Board of Directors approved the merger agreement with Pharma Services which provided for payment to the Company’s shareholders of $14.50 per share in cash. On June 25, 2003, counsel for the parties signed a Memorandum of Understanding, in which they agreed upon the terms of a settlement of the litigation, which would include the dismissal with prejudice of all claims against all defendants including the Company and the Company’s Board of Directors. On August 28, 2003, lead counsel for the plaintiffs and counsel for the defendants executed a formal Stipulation and Agreement of Compromise, Settlement and Release (the “Stipulation of Settlement”). On August 29, 2003, the Court entered an Order for Notice and Hearing on Settlement of Class Action (“Order for Notice”) and a Notice of Pendency of Class Action, Preliminary and Proposed Class Action Certification, Proposed Settlement of Class Action, Settlement Hearing and Right to Appear (the “Class Notice”). The Class Notice set a hearing date of October 10, 2003 (the “Settlement Hearing”) to determine whether the Court should approve the settlement as fair, adequate and in the best interest of the settlement class, end the action, and to consider other matters including a request by plaintiffs’ counsel for attorneys’ fees and reimbursement of costs, in an amount not to exceed a total of $450,000. In accordance with the terms of the Order of Notice, the Company mailed the Class Notice to the record holders of the Company’s Common Stock and options, as of the record date of August 19, 2003. A special meeting of the shareholders was held on September 25, 2003, at which time the shareholders approved the proposed transaction and the merger was consummated. On October 10, 2003, the Court certified a class for purposes of the settlement, approved the settlement as fair and reasonable and entered an Order and Final Judgment dismissing the lawsuit with prejudice. The Court also awarded plaintiff’s counsel $450,000 in attorneys’ fees and costs, which have been paid pursuant to the terms of the settlement. No other payments are required from the Company or any other party under the terms of the settlement and the Court’s Order.

      On June 13, 2003, ENVOY and Federal filed suit against the Company, in the United States District Court for the Middle District of Tennessee. One or both plaintiffs in this case have alleged claims for breach of contract, contractual subrogation, equitable subrogation, and equitable contribution. Plaintiffs reached settlement in principle, in the amount of $11 million, of the case pending in the same court captioned In Re Envoy Corporation Securities Litigation, Case No. 3-98-0760 (the “Envoy Securities Litigation”). Plaintiffs claim that the Company is responsible for payment of the settlement amount and associated fees and costs in the Envoy Securities Litigation based on merger and settlement agreements between WebMD, ENVOY and the Company. The Company has filed a motion to dismiss the suit, and the plaintiffs have filed motions for summary judgment. These motions are pending before the court. All parties have agreed to a stay of discovery. The Company believes that the allegations made by ENVOY and Federal are without merit and intends to defend the case vigorously.

      The Company also is party to other legal proceedings incidental to its business. While the Company’s management currently believes that the ultimate outcome of these proceedings, individually and in the aggregate, will not have a material adverse effect on the Company’s consolidated financial statements, litigation is subject to inherent uncertainties. Were an unfavorable ruling to occur, there exists the possibility of a material adverse impact on the results of operations for the period in which the ruling occurs.

      The Company entered into a seven-year service agreement in 2001 with a third party vendor to provide fully integrated information technology infrastructure services in the United States and Europe to the Company. The Company can terminate this agreement with six months notice and a penalty, which is based upon a sliding scale. The Company’s annual commitment under this service agreement is approximately $20.0 million.

QUINTILES TRANSNATIONAL CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements — (Continued)

17.	Shareholders’ Equity

      The Company is authorized to issue 125 million shares of common stock, $.01 per share par value. At December 31, 2003, all 125 million common shares of $.01 par value were outstanding.

      In March 2001, the Board of Directors authorized the Company to repurchase up to $100 million of the Company’s Common Stock from time to time until March 2002. During 2001, the Company entered into agreements to repurchase 1,702,500 shares of its Common Stock for an aggregate price of approximately $27.5 million. On February 7, 2002, the Board of Directors extended this authorization until March 1, 2003. During 2002, the Company entered into agreements to repurchase 1,570,000 shares of its Common Stock for an aggregate price of approximately $22.2 million. The Company did not enter into any agreements to repurchase its common stock during the period of January 1, 2003 through September 25, 2003.

      In November 1999, the Board of Directors declared distribution of one preferred stock purchase right (a “Right) for each outstanding share of the Company’s Common Stock. Each Right, if activated, entitles the holder to purchase one one-thousandth of a share of the Company’s Series A Preferred Stock at a purchase price of $150, subject to adjustment in certain circumstances. Each one one-thousandth of a preferred share will have the same voting and dividend rights as a share of the Company’s Common Stock. The Rights become exercisable 10 business days after (1) any person or group announces it has acquired or obtained the right to acquire 15% or more of the outstanding shares of the Company’s Common Stock or (2) commencement of a tender offer or exchange offer for more than 15% of the Company’s Common Stock, subject to limited exceptions. In the event that any party should acquire more than 15% of the Company’s Common Stock without the Board’s approval, the Rights entitle all other shareholders to purchase shares of the Company’s Common Stock at a substantial discount. In addition, if the Company engages in certain types of mergers or business combinations after a group or person acquires 15% or more of the Company’s Common Stock, the Rights entitle all other shareholders to purchase common stock of the acquirer at a substantial discount. The Rights expire on November 15, 2009, unless redeemed earlier at the discretion of the Company at the redemption price of $0.0001 per Right. In connection with the Transaction, the Company’s Board of Directors approved an amendment to the Amended and Restated Rights Agreement, dated as of April 10, 2003, by and between the Company and the Rights Agent (the “Amendment”). The Amendment provides that (i) neither Pharma Services, Acquisition Corp., nor any of their affiliates, will be deemed to be an Acquiring Person (as such term is defined in the Amended and Restated Rights Agreement), (ii) certain defined “triggering events” will not occur, (iii) the Rights will not separate from the common stock, and (iv) the Rights will not become exercisable, in each case as a result of the execution, delivery or performance of the Transaction, the public announcement thereof, or the consummation of the Transaction. As described above, in connection with the Transaction, Pharma Services paid $14.50 in cash for each outstanding share of the Company’s Common Stock, including the Rights attached thereto, except for shares held by Pharma Services and Acquisition Corp.

18.	Discontinued Operation

      On May 26, 2000, the Company completed the sale of its electronic data interchange unit, ENVOY, to Healtheon/ WebMD Corp., which subsequently changed its name to WebMD. Prior to the sale, ENVOY transferred its informatics subsidiary, Synergy Health Care, Inc., to the Company. The Company received $400 million in cash and 35 million shares of WebMD common stock in exchange for its entire interest in ENVOY and a warrant to acquire 10 million shares of the Company’s Common Stock at $40 per share, exercisable for four years. The Company recorded an extraordinary gain on the sale of $436.3 million, net of taxes of $184.7 million.

      Because the original acquisition of ENVOY qualified as a tax-free reorganization, the Company’s tax basis in the acquisition is allowed to be determined by substituting the tax basis of the previous shareholders of ENVOY. However, when the Company sold ENVOY to WebMD during 2000, the tax basis of the previous shareholders was not available to the Company since ENVOY had been a publicly traded corporation at the

QUINTILES TRANSNATIONAL CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements — (Continued)

time of the original acquisition. Therefore, the Company had to estimate its tax basis in ENVOY by reviewing financial statements, tax returns and other public documents which were available to the Company at that time. The Company used the estimated tax basis to calculate the extraordinary gain on the sale of ENVOY, net of income taxes. In September 2001, the Company received the results of a tax basis study completed by its external tax advisors, which was prepared so that the Company could prepare and file its 2000 U.S. Corporate income tax return. Based on this study, the Company adjusted its estimate of its tax basis in ENVOY, resulting in an approximate $142.0 million reduction in income taxes. This change in estimate resulted in an increase for the same amount in the extraordinary gain on the sale of ENVOY.

      In January 2004, the Company received a communication from the Internal Revenue Service proposing an increase in its income taxes owed for 2000 by approximately $153.1 million. The increase relates to the Internal Revenue Service challenging the Company’s method for determining the basis it applied to the sale of ENVOY. The Company is contesting the proposed increase.

      The Company retained exclusive rights to de-identified ENVOY transaction data and certain other de-identified data available from WebMD, subject to limited exceptions. The Company agreed to share with WebMD a royalty derived from sales of products using the licensed data. The Company formed a strategic alliance with WebMD to develop a web-based suite of integrated products and services for the pharmaceutical industry and may provide funding for development of the products. As a result of the settlement of litigation between the Company and WebMD, the Company continued to receive data from WebMD only through February 28, 2002. In addition, as part of the settlement, the contracts with WebMD were terminated, which among other things, absolved the Company from any obligation to fund WebMD to develop a web-based suite of integrated products and services. Also, the outstanding warrant to purchase up to 10 million shares of the Company’s Common Stock, at $40 per share, held by WebMD, was canceled. The Company recorded an $83.2 million gain from the settlement of litigation during 2001.

19.	Change in Accounting for Deferred Income Taxes

      Effective January 1, 2002, the Company changed its method for calculating deferred income taxes related to its multi-jurisdictional tax transactions. Under the prior method, the Company followed an incremental approach to measuring the deferred income tax benefit of its multi-jurisdictional transactions, whereby it considered the income tax benefit from the step-up in tax basis, net of any potential incremental foreign income tax consequences determined by projecting taxable income, foreign source income, foreign tax credit provisions and the interplay of these items among and between their respective tax jurisdictions, based on different levels of intercompany foreign debt. As of December 31, 2001, the Company had deferred income tax assets of $72.7 million and a related valuation allowance of $45.7 million pursuant to the application of this prior accounting policy.

      The new methodology of accounting for deferred income taxes incorporates a strict jurisdictional view of SFAS No. 109, “Accounting for Income Taxes,” and assumes that the Company recorded deferred income taxes only for the future income tax impact of book and tax basis differences created as a result of multi-jurisdictional transactions. The Company believes that the new method has become more widely used in practice and is preferable because it eliminates the subjectivity and complexities involved in determining the timing and amount of the release or reversal of the valuation allowance under the prior method. This new approach ignores (i.e. in determining the amount of any recorded valuation allowance) the fact that future “incremental” income taxes may be paid in a separate tax jurisdiction as a result of the interplay among foreign and U.S. income tax statutes and accordingly may subject the Company to risk of increasing future income tax rates. After the accounting change, related deferred income tax assets on January 1, 2002 were $72.7 million and no valuation allowance was required because it is more likely than not that there would be sufficient future taxable income on the U.S. federal income tax return to realize the benefit of future deductions of that amount which primarily represents deductible goodwill resulting from tax elections made at the time of the Company’s acquisition of

QUINTILES TRANSNATIONAL CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements — (Continued)

Innovex Limited in November 1996. At December 31, 2002, the balance of the related deferred income tax assets was $65.4 million.

      In order to effect the change to this method of accounting as of January 1, 2002, the Company recorded a cumulative effect adjustment of $45.7 million representing the reversal of the valuation allowance related to deferred income taxes on these multi-jurisdictional income tax transactions. The change in accounting had no pro forma impact on the Company’s income in any prior quarterly or annual period.

20.	Business Combinations

      In November 2003, the Company acquired Biomedical Systems Group (“BSG”), a clinical development services resource management company in Spain, for a purchase price of approximately $6.9 million including $3.4 million in cash. Under the purchase method of accounting, results of BSG are included in the Company’s results of operations as of the acquisition date and the assets and liabilities of BSG were recorded at their respective fair values. In connection with the BSG acquisition, the Company recorded approximately $5.4 million of goodwill. The former shareholders of BSG may receive additional cash consideration of up to 3.0 million euros (approximately $3.8 million) during 2004 and 2005 if certain revenue and backlog targets are met. The acquisition did not have a material impact on the financial position or results of operations for the Company.

      Prior to the Transaction, in September 2003, the Company acquired, for a purchase price of approximately $3.5 million including $1.2 million in cash, a controlling interest in Pharmaplan, a company headquartered in South Africa. Under the purchase method of accounting, the results of Pharmaplan are included in the Company’s results of operations as of the acquisition date and the assets and liabilities were recorded at their respective fair values. In connection with the Pharmaplan acquisition, the Company recorded approximately $1.9 million of goodwill. The acquisition did not have a material impact on the financial position or results of operations of the Company.

      In October 2002, the Company acquired, for approximately $1.8 million in cash, a controlling interest in HRS, a privately held Australian company specializing in multi-national late-phase clinical research. Under the purchase method of accounting, the results of HRS are included in the Company’s results of operations as of the acquisition date and the assets and liabilities of HRS were recorded at their respective fair values. In connection with the acquisition of HRS, the Company recorded $2.7 million of goodwill. In September 2003, the Company acquired the remaining interest in HRS for 71,724 shares of the Company’s Common Stock. The acquisition did not have a material impact on the financial position or results of operations for the Company.

      In March 2002, the Company acquired certain assets of Bioglan Pharma, Inc. for a total consideration of approximately $27.9 million. The assets included distribution rights to market ADOXATM in the United States for nine years along with other products and product rights that Bioglan Pharma, Inc. had previously marketed, as well as approximately $1.6 million in cash. Under the purchase method of accounting, the results of operations of Bioglan Pharma, Inc. are included in the Company’s results of operations as of March 22, 2002 and the assets and liabilities of Bioglan Pharma, Inc. were recorded at their respective fair values. The acquisition resulted in total intangible assets of $29.3 million. The acquisition did not have a material impact on the financial position or results of operations for the Company.

      During the first quarter of 2001, the Company acquired OEC, SA, a Switzerland-based company that provides drug safety services to the pharmaceutical industry, and Ungerer Laboratory, a laboratory based in Pretoria, South Africa specializing in microbiology, molecular biology and hematology. These transactions were accounted for as purchases with an aggregate purchase price of approximately $7.1 million. These acquisitions did not have a material impact on the financial position or results of operations for the Company.

QUINTILES TRANSNATIONAL CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements — (Continued)

21.	Restructuring

      In connection with the Transaction, the Company adopted a restructuring plan (“2003 Plan”). As part of this plan, approximately 211 positions are to be eliminated mostly in Europe and the United States. As of December 31, 2003, 25 individuals had been terminated.

      As of December 31, 2003, the following amounts were recorded (in thousands):

Activity September 26, 2003 through December 31, 2003

	Balance at		2003 Plan	Balance at
	September 25,	2003 Plan	Write-Offs/	December 31,
	2003	Accrual	Payments	2003

Severance and related costs	$—	$8,669	$(1,118)	$7,551
Asset write-offs	—	332	(332)	—
Exit costs	—	219	(54)	165

	$—	$9,220	$(1,504)	$7,716

      During the period from July 1, 2003 through September 25, 2003 in connection with the Transaction, the Company reviewed its estimates of restructuring plans adopted during 2002, 2001 and 2000. This review resulted in a decrease of $1.0 million and $310,000 in severance payments for a plan adopted in 2002 and 2001, respectively. The decrease in severance payments was a result of the number of actual voluntary employee terminations exceeding the Company’s estimates. In addition, there was an increase of $6.4 million and $421,000 in exit costs for abandoned leased facilities for a plan adopted in 2001 and 2000, respectively. The increase was due to several factors including: (1) an increase in management’s previously estimated time required to sublet, (2) a decrease in the expected price per square foot to sublet or (3) an increase in the estimated cost to otherwise terminate the Company’s obligation under those leases brought about by prolonged stagnant conditions in local real estate markets.

      During the second quarter of 2002, the Company revised its estimates of the restructuring plan adopted during 2001 (“2001 Plan”) which resulted in a reduction of $9.1 million in accruals for the 2001 Plan. The reduction included approximately $5.7 million in severance payments and $3.4 million of exit costs. The reductions are primarily the result of a higher than expected number of voluntary terminations and the reversal of restructuring accruals due to the Company’s contribution of its informatics segment to the Verispan joint venture.

      Also during the second quarter of 2002, the Company recognized $9.1 million of restructuring charges as a result of the continued implementation of the strategic plan announced during 2001. This restructuring charge included revisions to 2001 and 2000 restructuring plans of approximately $2.5 million and $1.9 million, respectively, due to a revision in the estimates for the exit costs relating to the abandoned leased facilities. In addition, the adopted follow-on restructuring plan (“2002 Plan”) consisted of $4.3 million related to severance payments, $310,000 related to exit costs and $112,000 of asset write-offs. As part of this plan, approximately 99 positions are to be eliminated mostly in the Europe and Africa region. As of December 31, 2003, 78 individuals have been terminated.

QUINTILES TRANSNATIONAL CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements — (Continued)

      As of December 31, 2003, the following amounts were recorded (in thousands):

Activity September 26, 2003 through December 31, 2003

	Balance at	2002 Plan	Balance at
	September 25,	Write-Offs/	December 31,
	2003	Payments	2003

Exit costs	$134	$(3)	$131

	$134	$(3)	$131

Activity January 1, 2003 through September 25, 2003

	Balance at			2002 Plan	Balance at
	December 31,		Revised	Write-Offs/	September 25,
	2002	Revisions	Accrual	Payments	2003

Severance and related costs	$2,066	$(1,042)	$1,024	$(1,024)	$—
Exit costs	154	—	154	(20)	134

	$2,220	$(1,042)	$1,178	$(1,044)	$134

      As of December 31, 2002, the following amounts were recorded (in thousands):

Activity Year Ended December 31, 2002

	Balance at		2002 Plan	Balance at
	December 31,	2002 Plan	Write-Offs/	December 31,
	2001	Accrual	Payments	2002

Severance and related costs	$—	$4,241	$(2,175)	$2,066
Exit costs	—	310	(156)	154
Asset write-offs	—	112	(112)	—

	$—	$4,663	$(2,443)	$2,220

      During the second quarter of 2001, the Company recognized a $2.1 million restructuring charge (“2001 A Plan”) relating primarily to severance costs from the reorganization of the Internet initiative and the commercial services group in the United States. All of the 40 positions to be eliminated as part of this restructuring were terminated as of June 30, 2001.

      During the third quarter of 2001, the Company recognized a $50.9 million restructuring charge (“2001 B Plan”). In addition, the Company recognized a restructuring charge of approximately $1.1 million as a revision of an estimate to a 2000 restructuring plan. The restructuring charge consisted of $31.1 million related to severance payments, $8.2 million related to asset impairment write-offs and $12.7 million of exit costs. As part of this restructuring, approximately 1,000 positions worldwide will be eliminated and as of December 31, 2003, 882 individuals have been terminated. In certain circumstances, international regulations and restrictions have caused the terminations to extend beyond one year. Positions have been eliminated in each of the segments.

QUINTILES TRANSNATIONAL CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements — (Continued)

      As of December 31, 2003, the following amounts were recorded (in thousands):

Activity September 26, 2003 through December 31, 2003

	2001 B Plan
	Balance at		Balance at
	September 25,	2001 B Plan	December 31,
	2003	Payment	2003

Exit costs	$8,201	$(569)	$7,632

	$8,201	$(569)	$7,632

Activity January 1, 2003 through September 25, 2003

	2001 B Plan
	Balance at				Balance at
	December 31,	Revisions to	Revised	2001 B Plan	September 25,
	2002	2001 B Plan	Accrual	Payment	2003

Severance and related costs	$1,306	$(310)	$996	$(996)	$—
Exit costs	3,381	6,403	9,784	(1,583)	8,201

	$4,687	$6,093	$10,780	$(2,579)	$8,201

      As of December 31, 2002, the following amounts were recorded (in thousands):

Activity Year Ended December 31, 2002

	2001 B Plan
	Balance at			Balance at
	December 31,	Revisions to	2001 B Plan	December 31,
	2001	2001 B Plan	Payment	2002

Severance and related costs	$19,323	$(5,725)	$(12,292)	$1,306
Exit costs	8,806	(875)	(4,550)	3,381

	$28,129	$(6,600)	$(16,842)	$4,687

      As of December 31, 2001, the following amounts were recorded (in thousands):

Activity Year Ended December 31, 2001

					2001 B
					Plan
					Write-	Balance at
	2001 A Plan	2001 B Plan	Total	2001 A Plan	offs/	December 31,
	Accrual	Accrual	Accrual	Payments	Payments	2001

Severance and related costs	$1,970	$31,134	$33,104	$(1,970)	$(11,811)	$19,323
Asset impairment write-offs	—	8,237	8,237	—	(8,237)	—
Exit Costs	176	11,567	11,743	(176)	(2,761)	8,806

	$2,146	$50,938	$53,084	$(2,146)	$(22,809)	$28,129

      In January 2000, the Company announced the adoption of a restructuring plan (“January 2000 Plan”). In connection with this plan, the Company recognized a restructuring charge of $58.6 million. The restructuring charge consisted of $33.2 million related to severance payments, $11.3 million related to asset impairment write-offs and $14.0 million of exit costs. As part of this plan, approximately 770 positions worldwide were eliminated as of December 31, 2001. Although positions eliminated were across all functions, most of the eliminated positions were in the product development group.

QUINTILES TRANSNATIONAL CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements — (Continued)

      In the fourth quarter of 2000, the Company revised its estimates of the January 2000 Plan. This revision resulted in a reduction of the January 2000 Plan of $6.9 million. This reduction included $6.3 million in severance payments and $632,000 in exit costs. The severance reduction resulted primarily from a higher than expected number of voluntary terminations, reduced outplacement costs and related fringes.

      Also, during the fourth quarter of 2000, management conducted a detailed review of the resource levels within each business group. Based on this review, the Company adopted a follow-on restructuring plan (“2000 Follow-On Plan”) resulting in a restructuring charge of $7.1 million. The restructuring charge consisted of $5.8 million related to severance payments and $1.3 million related to exit costs. As part of this plan, approximately 220 positions were to be eliminated mostly in the commercial services group. As of December 31, 2003, 145 individuals have been terminated. In certain circumstances, international regulations and restrictions have caused the terminations to extend beyond one year.

      As of December 31, 2003, the following amounts were recorded (in thousands):

Activity September 26, 2003 through December 31, 2003

	Balance at			Balance at
	September 25,	January 2000	Follow-On Plan	December 31,
	2003	Plan Payments	Payments	2003

Severance and related costs	$40	$(24)	$—	$16
Exit costs	421	—	(173)	248

	$461	$(24)	$(173)	$264

Activity January 1, 2003 through September 25, 2003

	Balance at	Revisions to			Balance at
	December 31,	January	Revised	January 2000	September 25,
	2002	2000 Plan	Accrual	Plan Payments	2003

Severance and related costs	$117	$—	$117	$(77)	$40
Exit costs	1,443	421	1,864	(1,443)	421

	$1,560	$421	$1,981	$(1,520)	$461

      As of December 31, 2002, the following amounts were recorded (in thousands):

Activity Year Ended December 31, 2002

	Balance at	Revisions to	Revisions to				Balance at
	December 31,	January	Follow-On	Revised	January 2000	Follow-On Plan	December 31,
	2001	2000 Plan	Plan	Accrual	Plan Payments	Payments	2002

Severance and related costs	$894	$—	$—	$894	$(476)	$(301)	$117
Exit costs	1,714	644	1,293	3,651	(1,208)	(1,000)	1,443

	$2,608	$644	$1,293	$4,545	$(1,684)	$(1,301)	$1,560

QUINTILES TRANSNATIONAL CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements — (Continued)

      As of December 31, 2001, the following amounts were recorded (in thousands):

Activity Year Ended December 31, 2001

	Balance at	Revisions to				Balance at
	December 31,	January	Revised	January 2000	2000 Follow-On	December 31,
	2000	2000 Plan	Accrual	Plan Payments	Plan Payments	2001

Severance and related costs	$8,867	$—	$8,867	$(3,530)	$(4,443)	$894
Exit costs	5,788	1,085	6,873	(4,351)	(808)	1,714

	$14,655	$1,085	$15,740	$(7,881)	$(5,251)	$2,608

22.	Income Taxes

      As a result of the September 25, 2003 Transaction, the net book values of the Company’s assets and liabilities have been reestablished. Accordingly, deferred income taxes have been provided at December 31, 2003 based upon these reestablished values.

      The components of income tax expense (benefit) attributable to continuing operations are as follows (in thousands):

	September 26,	January 1,
	2003 through	2003 through	Year ended	Year ended
	December 31,	September 25,	December 31,	December 31,
	2003	2003	2002	2001

	Successor	Predecessor	Predecessor	Predecessor
Current:
Federal	$4,482	$(429)	$15,732	$13,130
State	1,735	7,668	7,117	1,196
Foreign	8,126	22,953	18,258	17,617

	14,343	30,192	41,107	31,943

Deferred expense (benefit):
Federal and state	(398)	3,639	11,014	(109,228)
Foreign	(3,233)	(5,647)	(10,694)	(9,338)

	(3,631)	(2,008)	320	(118,566)

	$10,712	$28,184	$41,427	$(86,623)

      The Company has allocated directly to additional paid-in capital approximately $3.2 million in the period from January 1, 2003 through September 25, 2003, $857,000 in 2002, and $15.9 million in 2001 related to the tax benefit from non-qualified stock options exercised.

QUINTILES TRANSNATIONAL CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements — (Continued)

      The differences between the Company’s consolidated income tax expense (benefit) attributable to continuing operations and the expense (benefit) computed at the 35% U.S. statutory income tax rate were as follows (in thousands):

	September 26,	January 1,
	2003 through	2003 through	Year ended	Year ended
	December 31,	September 25,	December 31,	December 31,
	2003	2003	2002	2001

	Successor	Predecessor	Predecessor	Predecessor
Federal income tax provision (benefit) at statutory rate	$1,188	$22,869	$43,281	$(91,874)
State and local income taxes, net of federal benefit (detriment)	(137)	1,482	1,764	(1,407)
Non-deductible expenses and transaction costs	572	4,943	—	6,337
Deferred taxes recorded on foreign earnings	6,566	—	—	—
Foreign earnings taxed at different rates	(2,469)	(749)	(4,656)	(3,208)
Losses not utilized	—	—	—	911
Acquisition costs	4,694	—	—	—
Other	298	(361)	1,038	2,618

	$10,712	$28,184	$41,427	$(86,623)

      Income before income taxes from foreign operations was approximately $18.3 million, $42.9 million, $33.0 million, and $14.9 million for the period September 26, 2003 through December 31, 2003, the period January 1, 2003 through September 25, 2003, the year ended December 31, 2002, and the year ended December 31, 2001, respectively. Income from foreign operations was approximately $21.2 million, $67.6 million, $59.6 million, and $41.2 million for these same periods. The difference between income from operations and income before income taxes is due primarily to intercompany charges which eliminate in consolidation for financial statement purposes but, in some cases, do not eliminate for tax purposes. Undistributed earnings of the Company’s foreign subsidiaries amounted to approximately $246.6 million at December 31, 2003. As a result of the significant debt service requirements and other costs relating to the Transaction, those earnings are no longer considered to be indefinitely reinvested and, accordingly, the Company has recorded a deferred income tax liability of $94.8 million based upon the U.S. federal income tax rate. Upon distribution of those earnings in the form of dividends or otherwise, the Company would be subject to both U.S. income taxes (subject to an adjustment for foreign tax credits) and withholding taxes payable to the various countries.

QUINTILES TRANSNATIONAL CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements — (Continued)

      The income tax effects of temporary differences from continuing operations that give rise to significant portions of deferred income tax assets (liabilities) are presented below (in thousands):

	December	December
	31,	31,
	2003	2002

	Successor	Predecessor
Deferred income tax liabilities:
Prepaid expenses	$(7,589)	$(5,804)
Unrealized gain on equity investments	(13,315)	(6,670)
Undistributed foreign earnings	(94,787)	—
Fixed assets	(13,511)	—
Identifiable intangibles	(55,277)	—
Deferred revenue and other	(10,753)	(12,540)
Other	(2,939)	(7,699)

Total deferred income tax liabilities	(198,171)	(32,713)
Deferred income tax assets:
Depreciation and amortization	15,904	16,323
Net operating and capital loss carryforwards	126,367	120,721
Accrued expenses and unearned income	35,251	26,043
Goodwill, net of amortization	58,083	65,397
Other	12,588	11,882

	248,193	240,366
Valuation allowance for deferred income tax assets	(122,091)	(19,366)

Total deferred income tax assets	126,102	221,000

Net deferred income tax (liabilities) assets	$(72,069)	$188,287

      The Company’s valuation allowance of $122.1 million for deferred income tax assets increased by $102.7 million during 2003 due to the uncertainty related to realization of the deferred income tax asset for certain federal, state, and foreign net operating and capital losses. This uncertainty arose from the significant debt service requirements and other costs relating to the Transaction and its expected impact on the Company’s future operating results.

QUINTILES TRANSNATIONAL CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements — (Continued)

      The Company’s deferred income tax expense (benefit) attributable to continuing operations results from the following (in thousands):

	September 26,	January 1,
	2003 through	2003 through	Year ended	Year ended
	December 31,	September 25,	December 31,	December 31,
	2003	2003	2002	2001

	Successor	Predecessor	Predecessor	Predecessor
Excess (deficiency) of income tax over financial reporting:
Depreciation and amortization	$(3,753)	$6,276	$(40,145)	$3,731
Net operating and capital loss carryforwards	(615)	(5,031)	52,309	(113,129)
Valuation allowance increase (decrease)	—	—	—	911
Accrued expenses and unearned income	262	(6,405)	(4,377)	(1,888)
Prepaid expenses	(1,136)	2,921	(526)	(628)
Deferred revenue	(911)	(877)	5,153	(4,037)
Undistributed foreign earnings	3,040	—	—	—
Other items, net	(518)	1,108	(12,094)	(3,526)

	$(3,631)	$(2,008)	$320	$(118,566)

      The U.K. subsidiaries qualify for Scientific Research Allowances (SRAs) for 100% of capital expenditures on certain assets under the Inland Revenue Service guidelines. For the period September 26, 2003 through December 31, 2003, the period January 1, 2003 through September 25, 2003, the year ended December 31, 2002, and the year ended December 31, 2001, these allowances were $700,000, $7.3 million, $1.4 million and $7.8 million, respectively, which helped to generate net operating loss carryforwards to be used to offset taxable income in that country. Assuming the U.K. subsidiaries continue to invest in qualified capital expenditures at an adequate level, the portion of the deferred income tax liability relating to the U.K. subsidiaries may be deferred indefinitely. The Company recognizes a deferred income tax benefit for foreign generated operating losses at the time of the loss when the Company believes it is more likely than not that the benefit will be realized. The Company has net operating loss and capital loss carryforwards of approximately $149.0 million in various entities within the United Kingdom which have no expiration date and has over $62.9 million of net operating loss carryforwards from various foreign jurisdictions which have different expiration periods. In addition, the Company has approximately $262.7 million of U.S. state operating loss carryforwards which expire through 2023 and has approximately $36.5 million of U.S. federal operating loss carryforwards which expires in 2022. The Company also has a U.S. capital loss carryforward of approximately $90.9 million which expires in 2006. The Company evaluates its deferred income tax assets for realization based upon the more likely than not criteria prescribed in SFAS No. 109, “Accounting for Income Taxes.” Based upon current estimates, management believes it is more likely than not that the Company’s deferred income tax assets, after the effect of the recorded valuation allowance, will be realizable. The ultimate realization of deferred income tax assets is dependent upon the Company generating future taxable income and capital gains in sufficient amounts within the applicable carryforward period. Actual results could differ materially from management’s estimates.

QUINTILES TRANSNATIONAL CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements — (Continued)

23.     Weighted Average Shares Outstanding

      The following table sets forth the computation of the weighted-average shares used when calculating the basic and diluted net (loss) income per share (in thousands):

	September 26,	January 1,
	2003 through	2003 through	Year ended	Year ended
	December 31,	September 25,	December 31,	December 31,
	2003	2003	2002	2001

	Successor	Predecessor	Predecessor	Predecessor
Weighted average shares:
Basic weighted average shares	125,000	118,358	118,135	118,223
Effect of dilutive securities:
Stock options	—	692	323	—

Diluted weighted average shares	125,000	119,050	118,458	118,223

      The effect of options to purchase 20.6 million and 29.2 million shares of the Company’s Common Stock were outstanding during the period from January 1, 2003 through September 25, 2003, and the year ended December 31, 2002, respectively, but were not included in the computation of diluted net (loss) income per share because the options’ exercise price was greater than the average market price of the common shares and, therefore, the effect could be antidilutive. The Company did not have any outstanding stock options for the period of September 26, 2003 through December 31, 2003.

      The effect of options outstanding during 2001 were not included in the computation of diluted net (loss) income per share because the effect on loss from continuing operations would have been antidilutive.

      Warrants to purchase 10 million shares of common stock were outstanding from May 2000 until October 2001, but were not included in the computation of diluted net (loss) income per share because the effect on loss from continuing operations would have been antidilutive.

24.     Employee Benefit Plans

      The Company has numerous employee benefit plans, which cover substantially all eligible employees in the countries where the plans are offered. Contributions are primarily discretionary, except in some countries where contributions are contractually required. Plans include defined contribution plans in Austria, Belgium, Germany, Holland, Hungary, Israel, Netherlands, Poland, Sweden and Great Britain; profit sharing schemes in Canada and France; and defined benefit plans in Germany, Japan, Sweden and the U.K. The defined benefit plan in Germany is an unfunded plan, which is provided for in the balance sheet. The Approved Profit Sharing Schemes in the U.K. and Ireland are no longer funded. These plans were previously funded with Company stock, but the shares were exchanged for cash per the Agreement and Plan of Merger dated September 25, 2003. Final distributions are being made. In addition, the Company sponsors a supplemental non-qualified deferred compensation plan, covering certain management employees.

      In connection with the Transaction, the Company’s Employee Stock Ownership Plan for Non-U.S. Employees in Australia, Belgium, Canada and Singapore was terminated. These were contribution plans originally funded by Company stock.

      In connection with the Transaction, the ESOP/401(k) Plan was converted to a Profit-Sharing and 401(k) Plan. All shares under the ESOP were exchanged for cash and moved to the Profit-Sharing Plan for U.S. participants. For German participants, the German potion of the ESOP/401(k) Plan was spun off and terminated. Final distributions are being made for the German portion of the plan.

QUINTILES TRANSNATIONAL CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements — (Continued)

      The ESOP expense recognized is equal to the cost of the shares allocated to plan participants and the interest expense on the leveraged loans for the year. No shares were allocated to the Plan in either 2003, 2002 or 2001; therefore, there was no expense in those years. As of December 31, 2002 and 2001, 1,315,380 and 1,511,476 shares, respectively, were allocated to participants. There are no unallocated shares held in suspense as of September 25, 2003. All ESOP shares are considered outstanding for income per share calculations.

      Under the 401(k), the Company matches employee deferrals at varying percentages, set at the discretion of the Board of Directors. For the period September 26, 2003 through December 31, 2003, the period January 1, 2003 through September 25, 2003, the year ended December 31, 2002, and the year ended December 31, 2001, the Company expensed $1.7 million, $5.8 million, $7.2 million, and $9.5 million, respectively, as matching contributions.

      Participating employees in the Company’s employee stock purchase plan (the “Purchase Plan”) have the option to purchase shares at 85% of the lower of the closing price per share of common stock on the first or last day of the calendar quarter. The Purchase Plan is intended to qualify as an “employee stock purchase plan” under Section 423 of the Internal Revenue Code of 1986, as amended. During the period from January 1, 2003 through September 25, 2003, the year ended December 31, 2002 and the year ended December 31, 2001, 64,594, 351,695 and 382,968 shares, respectively, were purchased under the Purchase Plan. The Purchase plan was suspended during 2003 and later terminated due to the Transaction.

      Pharma Services has a stock option plan to provide incentives to eligible employees, officers and directors in the form of incentive stock options, non-qualified stock options and restricted stock. The Board of Directors determines the option price (not to be less than fair market value for incentive options) at the date of grant. Options, particularly those assumed or exchanged as a result of acquisitions, have various vesting schedules and terms. The majority of options granted under Pharma Services’ stock option plan typically vest 20% per year over five years and expire 10 years from the date of grant.

      As the Company has done in prior years, the Company reimburses its Chairman for business-related travel services he provides for himself and other Company employees with the use of his own airplane. For the period from January 1, 2003 through September 25, 2003 and the year ended December 31, 2002, these reimbursements totaled approximately $3.9 million and $2.8 million, respectively, which includes the granting of Company stock options with a Black-Scholes value of approximately $350,000 and $1.4 million, respectively. During the period from September 26, 2003 through December 31, 2003, the Company expensed approximately $1.7 million for such business-related travel expenses.

QUINTILES TRANSNATIONAL CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements — (Continued)

      The Company’s stock option activity during the periods indicated is as follows:

		Weighted-
		Average
	Number of	Exercise
	Options	Price

Outstanding at December 31, 2000	27,158,181	$21.80
Granted	8,399,811	18.40
Exercised	(2,514,514)	12.88
Canceled	(3,158,609)	22.89

Outstanding at December 31, 2001	29,884,869	21.44
Granted	7,311,605	12.78
Exercised	(444,783)	11.26
Canceled	(3,094,059)	21.47

Outstanding at December 31, 2002	33,657,632	19.69
Granted	4,996,689	13.40
Exercised	(698,028)	8.76
Canceled	(37,956,293)	19.07

Outstanding at September 25, 2003	—	$—

      Pharma Services’ stock option activity during the period from September 26, 2003 through December 31, 2003 indicated is as follows:

Weighted-
Average
	Number of	Exercise
	Options	Price

Outstanding at September 26, 2003	—	$—
Granted	3,350,000	14.50
Exercised	—	—
Canceled	—	—

Outstanding at December 31, 2003	3,350,000	$14.50

      Selected information regarding Pharma Services’ stock options as of December 31, 2003 follows:

Options Outstanding				Options Exercisable

		Weighted-	Weighted-		Weighted-
		Average	Average		Average
Number of	Exercise Price	Exercise	Remaining	Number of	Exercise
Options	Range	Price	Life	Options	Price

3,350,000	$14.50 — $14.50	$14.50	9.84	—	$0.00

3,350,000		$14.50	9.84	—	$0.00

      Pharma Services issued 7,356,000 shares of its common stock to certain of the Company’s employees at $0.2438 per share. Approximately $905,000 of loans to some of these employees from Pharma Services was outstanding as of December 31, 2003 in connection with the issuance.

QUINTILES TRANSNATIONAL CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements — (Continued)

25.     Operations by Geographic Location

      The table below presents the Company’s operations by geographical location. The Company attributes revenues to geographical locations based upon (1) customer service activities, (2) operational management, (3) business development activities and (4) customer contract coordination. Investment revenues are included in the United States data. The Company’s operations within each geographical region are further broken down to show each country which accounts for 10% or more of the totals (in thousands):

	September 26,	January 1, 2003
	2003 through	through	Year ended	Year ended
	December 31, 2003	September 25, 2003	December 31, 2002	December 31, 2001

	Successor	Predecessor	Predecessor	Predecessor
Revenues:
Americas:
United States	$155,509	$490,338	$694,809	$815,204
Other	10,30l	32,615	43,033	39,710

Americas	165,810	522,953	737,842	854,914
Europe and Africa:
United Kingdom	94,876	254,872	344,392	330,087
Other	119,256	285,791	317,367	271,730

Europe and Africa	214,132	540,663	661,759	601,817
Asia-Pacific:
Japan	56,333	128,489	133,745	117,407
Other	14,635	38,035	59,413	46,345

Asia-Pacific	70,968	166,523	193,158	163,752

	450,910	1,230,139	1,592,759	1,620,483
Reimbursed service costs	96,255	268,683	399,650	263,429

	$547,165	$1,498,822	$1,992,409	$1,883,912

	As of	As of	As of
	December 31, 2003	December 31, 2002	December 31, 2001

	Successor	Predecessor	Predecessor
Property, equipment and software, net:
Americas:
United States	$167,574	$165,628	$203,685
Other	2,151	1,729	1,856

Americas	169,725	167,357	205,541
Europe and Africa:
United Kingdom	136,884	127,390	125,702
Other	20,890	15,969	13,640

Europe and Africa	157,774	143,359	139,342
Asia-Pacific	19,096	17,186	17,423

	$346,595	$327,902	$362,306

QUINTILES TRANSNATIONAL CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements — (Continued)

26.     Segments

      The following table presents the Company’s operations by reportable segment. The Company is managed through three reportable segments, namely, the product development group, the commercial services group, and the PharmaBio Development group, which became a reportable segment in 2002. The informatics group was transferred to a joint venture in May 2002. Management has distinguished these segments based on the normal operations of the Company. The product development group is primarily responsible for all phases of clinical research and outcomes research consulting. The commercial services group is primarily responsible for sales force deployment and strategic marketing services. Before being transferred to the joint venture, the informatics group was primarily responsible for providing market research solutions and strategic analysis to support healthcare decisions. The PharmaBio Development group is primarily responsible for facilitating non-traditional customer alliances and consists primarily of product revenues, royalties and commissions and investment revenues relating to the financial arrangements with customers and other third parties. During 2002, the Late Phase, primarily Phase IV, operations previously included in the commercial services group were reclassified to the product development group in order to consolidate the operational and business development activities. These changes are reflected in all periods presented. The Company does not include general and administrative expenses, depreciation and amortization except amortization of commercial rights, interest (income) expense, other (income) expense and income tax expense (benefit) in segment profitability. Intersegment revenues have been eliminated (in thousands):

September 26, 2003 through December 31, 2003 — Successor

	Product	Commercial	PharmaBio
	development	services	Development	Eliminations	Consolidated

Service revenues:
External	$270,247	$130,705	$—	$—	$400,952
Intersegment	—	10,458	—	(10,458)	—

Total net services	270,247	141,163	—	(10,458)	400,952
Reimbursed service costs	77,889	18,366	—	—	96,255

Gross service revenues	348,136	159,529	—	(10,458)	497,207
Commercial rights and royalties	—	—	47,198	—	47,198
Investment	—	—	2,760	—	2,760

Total revenues	$348,136	$159,529	$49,958	$(10,458)	$547,165

Contribution (revenues less costs of revenues, excluding depreciation and amortization expense except as noted below):
	$141,046	$55,353	$9,736	$—	$206,135

QUINTILES TRANSNATIONAL CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements — (Continued)

January 1, 2003 through September 25, 2003 — Predecessor

	Product	Commercial	PharmaBio
	development	services	Development	Eliminations	Consolidated

Service revenues:
External	$734,729	$362,273	$—	$—	$1,097,002
Intersegment	—	29,777	—	(29,777)	—

Total net services	734,729	392,050	—	(29,777)	1,097,002
Reimbursed service costs	225,695	42,988	—	—	268,683

Gross service revenues	960,424	435,038	—	(29,777)	1,365,685
Commercial rights and royalties	—	—	104,964	—	104,964
Investment	—	—	28,173	—	28,173

Total revenues	$960,424	$435,038	$133,137	$(29,777)	$1,498,822

Contribution (revenues less costs of revenues, excluding depreciation and amortization expense except as noted below):
	$375,125	$142,144	$43,001	$—	$560,270

Year ended December 31, 2002 — Predecessor

	Product	Commercial		PharmaBio
	development	services	Informatics	Development	Eliminations	Consolidated

Service revenues:
External	$944,861	$503,466	$20,347	$—	$—	$1,468,674
Intersegment	—	54,548	—	—	(54,548)	—

Total net services	944,861	558,014	20,347	—	(54,548)	1,468,674
Reimbursed service costs	312,669	86,959	22	—	—	399,650

Gross service revenues	1,257,530	644,973	20,369	—	(54,548)	1,868,324
Commercial rights and royalties	—	—	—	110,381	—	110,381
Investment	—	—	—	13,704	—	13,704

Total revenues	$1,257,530	$644,973	$20,369	$124,085	$(54,548)	$1,992,409

Contribution (revenues less costs of revenues excluding depreciation and amortization expense except as noted below):
	$477,492	$207,711	$8,024	$17,620	$—	$710,847

QUINTILES TRANSNATIONAL CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements — (Continued)

Year ended December 31, 2001 — Predecessor

	Product	Commercial		PharmaBio
	development	services	Informatics	Development	Eliminations	Consolidated

Service revenues:
External	$913,947	$621,964	$58,169	$—	$—	$1,594,080
Intersegment	—	12,900	—	—	(12,900)	—

Total net services	913,947	634,864	58,169	—	(12,900)	1,594,080
Reimbursed service costs	234,481	28,743	205	—	—	263,429

Gross service revenues	1,148,428	663,607	58,374	—	(12,900)	1,857,509
Commercial rights and royalties	—	—	—	25,792	—	25,792
Investment	—	—	—	611	—	611

Total revenues	$1,148,428	$663,607	$58,374	$26,403	$(12,900)	$1,883,912

Contribution (revenues less costs of revenues excluding depreciation and amortization expense except as noted below):
	$438,426	$197,452	$27,173	$(2,311)	$—	$660,740

	As of	As of	As of
	December 31,	December 31,	December 31,
	2003	2002	2001

	Successor	Predecessor	Predecessor
Total Assets:
Product development	$1,008,099	$716,033	$680,221
Commercial services	266,021	384,814	229,190
PharmaBio Development	356,121	315,633	164,111
Informatics	—	—	124,057
Corporate	362,470	637,715	656,215

	$1,992,711	$2,054,195	$1,853,794

QUINTILES TRANSNATIONAL CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements — (Continued)

	September 26,	January 1,
	2003 through	2003 through	Year ended	Year ended
	December 31,	September 25,	December 31,	December 31,
	2003	2003	2002	2001

	Successor	Predecessor	Predecessor	Predecessor
Expenditures to acquire long-lived assets:
Product development	$12,205	$29,832	$34,402	$109,031
Commercial services	1,858	8,759	4,656	12,520
PharmaBio Development	118	540	247	—
Informatics	—	—	666	9,962
Corporate	713	551	186	2,470

	$14,894	$39,682	$40,157	$133,983

Depreciation and amortization expense:
Product development	$22,406	$43,143	$60,710	$60,255
Commercial services	9,177	15,521	21,926	23,823
Informatics	—	—	2,559	10,031
Corporate	2,987	604	953	986

Depreciation and amortization excluded from contribution	34,570	59,268	86,148	95,095
PharmaBio Development	3,547	6,603	3,676	1,008

Total depreciation and amortization	$38,117	$65,871	$89,824	$96,103

27.     Guarantor Financial Information

      In connection with the issuance of the 10% Senior Subordinated Notes due 2013 in September 2003, the Company and all of its wholly owned domestic subsidiaries (“Guarantors”) have fully and unconditionally guaranteed, on a joint and several basis, the Company’s obligations under the related indentures (the “Guarantees”). Each Guarantee is subordinated in right of payment to the Guarantors’ existing and future senior debt, including obligations under the senior secured credit facility.

      The accompanying Guarantor condensed financial information is presented on the equity method of accounting for all periods presented. Under this method, investments in subsidiaries are recorded at cost and adjusted for the Company’s share in the subsidiaries’ cumulative results of operations, capital contributions and distributions and other changes in equity. Elimination entries relate primarily to the elimination of investments in subsidiaries and associated intercompany balances and transactions.

QUINTILES TRANSNATIONAL CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements — (Continued)

      The following are condensed consolidating statements of operations of the Company for the periods from September 26, 2003 through December 31, 2003 and January 1, 2003 through September 25, 2003 and the year ended December 31, 2002 and the year ended December 31, 2001 (unaudited) (in thousands):

September 26, 2003 through December 31, 2003

	Quintiles	Subsidiary	Subsidiary
	Transnational Corp.	Guarantors	Non-Guarantors	Eliminations	Total

Gross revenues	$963	$208,792	$344,260	$(6,850)	$547,165
Costs, expenses and other:
Costs of revenues	5,509	148,344	221,745	—	375,598
General and administrative	12,625	54,475	94,438	(6,850)	154,688
Interest (income) expense, net	16,919	(6,687)	5,658	—	15,890
Other (income) expense, net	(14,272)	14,586	(2,720)	—	(2,406)
Transaction and restructuring	—	—	—	—	—

	20,781	210,718	319,121	(6,850)	543,770

Income (loss) before income taxes	(19,818)	(1,926)	25,139	—	3,395
Income tax expense (benefit)	8,795	(1,176)	3,093	—	10,712

Income (loss) before equity in earnings of unconsolidated affiliates and other	(28,613)	(750)	22,046	—	(7,317)
Equity in earnings of unconsolidated affiliates and other	—	13	(123)	—	(110)
Subsidiary income	21,186	1,018	57	(22,261)	—

Net income (loss)	$(7,427)	$281	$21,980	$(22,261)	$(7,427)

QUINTILES TRANSNATIONAL CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements — (Continued)

January 1, 2003 through September 25, 2003

	Quintiles	Subsidiary	Subsidiary
	Transnational Corp.	Guarantors	Non-Guarantors	Eliminations	Total

Gross revenues	$(3,233)	$649,428	$870,967	$(18,340)	$1,498,822
Costs, expenses and other:
Costs of revenues	6,519	419,667	571,636	—	997,822
General and administrative	32,747	147,648	235,263	(18,340)	397,318
Interest (income) expense, net	(3,111)	(22,021)	14,758	—	(10,374)
Other (income) expense, net	(33,379)	16,628	11,318	—	(5,433)
Transaction and restructuring	48,537	(563)	6,174	—	54,148

	51,313	561,359	839,149	(18,340)	1,433,481

Income (loss) before income taxes	(54,546)	88,069	31,818	—	65,341
Income tax expense (benefit)	(11,497)	25,740	13,941	—	28,184

Income (loss) before equity in earnings of unconsolidated affiliates and other	(43,049)	62,329	17,877	—	37,157
Equity in earnings of unconsolidated affiliates and other	—	(24)	28	—	4
Subsidiary income	80,210	(16,554)	(1,440)	(62,216)	—

Net income (loss)	$37,161	$45,751	$16,465	$(62,216)	$37,161

QUINTILES TRANSNATIONAL CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements — (Continued)

Year ended December 31, 2002

	Quintiles	Subsidiary	Subsidiary
	Transnational Corp.	Guarantors	Non-Guarantors	Eliminations	Total

Gross revenues	$(2,647)	$931,813	$1,076,751	$(13,508)	$1,992,409
Costs, expenses and other:
Costs of revenues	6,351	636,482	724,878	—	1,367,711
General and administrative	48,563	190,692	282,356	(13,508)	508,103
Interest (income) expense, net	(5,069)	(28,310)	19,191	—	(14,188)
Other (income) expense, net	(29,186)	17,702	15,248	—	3,764
Transaction and restructuring	3,359	—	—	—	3,359

	24,018	816,566	1,041,673	(13,508)	1,868,749

Income (loss) before income taxes	(26,665)	115,247	35,078	—	123,660
Income tax expense (benefit)	(1,870)	32,339	10,958	—	41,427

Income (loss) before equity in earnings of unconsolidated affiliates and other	(24,795)	82,908	24,120	—	82,233
Equity in earnings (losses) of unconsolidated affiliates and other	—	(543)	(26)	—	(569)
Equity in subsidiary income	106,459	(23,872)	(7,280)	(75,307)	—

Income (loss) from operations	81,664	58,493	16,814	(75,307)	81,664
Cumulative effect on prior years (to December 31, 2001) of changing to a different method of recognizing deferred income taxes	45,659	—	—	—	45,659

Net income (loss)	$127,323	$58,493	$16,814	$(75,307)	$127,323

QUINTILES TRANSNATIONAL CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements — (Continued)

Year ended December 31, 2001 (Unaudited)

	Quintiles	Subsidiary	Subsidiary
	Transnational Corp.	Guarantors	Non-Guarantors	Eliminations	Total

Gross revenues	$(10,384)	$984,997	$909,299	$—	$1,883,912
Costs, expenses and other:
Costs of revenues	5,974	709,705	602,588	—	1,318,267
General and administrative	48,466	225,736	246,478	—	520,680
Interest (income) expense, net	(5,235)	(31,690)	20,253	—	(16,672)
Other (income) expense, net	(29,523)	21,408	8,604	—	489
Transaction and restructuring	1,141	24,153	28,875	—	54,169
Impairment on investment in WebMD common stock	325,553	—	—	—	325,553
Settlement of litigation	(83,200)	—	—	—	(83,200)
Write-off of goodwill and other assets	1,207	22,146	3,769	—	27,122

	264,383	971,458	910,567	—	2,146,408

Income (loss) before income taxes	(274,767)	13,539	(1,268)	—	(262,496)
Income tax expense (benefit)	(90,302)	4,754	(1,075)	—	(86,623)

Income (loss) before equity in earnings of unconsolidated affiliates and other	(184,465)	8,785	(193)	—	(175,873)
Equity in earnings of unconsolidated affiliates and other	—	—	—	—	—
Equity in subsidiary income	150,622	(33,944)	(628)	(116,050)	—

Income (loss) from continuing operations	(33,843)	(25,159)	(821)	(116,050)	(175,873)
Extraordinary gain from sale of discontinued operation, net of income taxes	—	142,030	—	—	142,030

Net income (loss)	$(33,843)	$116,871	$(821)	$(116,050)	$(33,843)

QUINTILES TRANSNATIONAL CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements — (Continued)

      The following are condensed consolidating balance sheets of the Company as of December 31, 2003 and December 2002 (in thousands):

As of December 31, 2003

	Quintiles	Subsidiary	Subsidiary
	Transnational Corp.	Guarantors	Non-Guarantors	Eliminations	Total

Assets
Current assets:
Cash and cash equivalents	$(7,138)	$188,475	$193,826	$—	$375,163
Trade accounts receivable and unbilled services, net	—	84,148	155,846	—	239,994
Other current assets	5,885	23,669	48,495	—	78,049

Total current assets	(1,253)	296,292	398,167	—	693,206
Property and equipment, net	1,863	125,838	158,666	—	286,367
Intangibles and other assets:
Investments	20,147	339,797	1,143	—	361,087
Goodwill and other identifiable intangibles, net	13,429	255,552	326,592	—	595,573
Deposits and other assets	27,156	12,158	17,164	—	56,478
Investments in subsidiaries	1,739,676	(201,283)	77,107	(1,615,500)	—

Total intangibles and other assets	1,800,408	406,224	422,006	(1,615,500)	1,013,138

Total assets	$1,801,018	$828,354	$978,839	$(1,615,500)	$1,992,711

Liabilities and Shareholders’ Equity
Current liabilities:
Accounts payable and accrued expenses	$58,482	$67,640	$191,637	—	$317,759
Credit arrangements	3,100	752	16,834	—	20,686
Unearned income	—	76,126	115,129	—	191,255
Other current liabilities	58,871	4,006	(32,833)	—	30,044

Total current liabilities	120,453	148,524	290,767	—	559,744
Long-term liabilities:
Credit arrangements, less current portion	756,125	3,634	13,869	—	773,628
Other liabilities	98,924	(8,375)	33,692	—	124,241
Net intercompany payables	290,418	(774,401)	483,983	—	—

Total long-term liabilities	1,145,467	(779,142)	531,544	—	897,869

Total liabilities	1,265,920	(630,618)	822,311	—	1,457,613
Total shareholders’ equity	535,098	1,458,972	156,528	(1,615,500)	535,098

Total liabilities and shareholders’ equity	$1,801,018	$828,354	$978,839	$(1,615,500)	$1,992,711

QUINTILES TRANSNATIONAL CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements — (Continued)

As of December 31, 2002

	Quintiles	Subsidiary	Subsidiary
	Transnational Corp.	Guarantors	Non-Guarantors	Eliminations	Total

Assets
Current assets:
Cash and cash equivalents	$220	$390,064	$254,000	$—	$644,284
Trade accounts receivable and unbilled services, net	—	107,467	148,180	—	255,647
Other current assets	12,347	38,051	41,990	—	92,388

Total current assets	12,567	535,582	444,170	—	992,319
Property and equipment, net	865	120,789	140,504	—	262,158
Intangibles and other assets:
Investments	37,572	334,992	901	—	373,465
Goodwill and other identifiable intangibles, net	2,068	68,015	142,765	—	212,848
Deposits and other assets	70,847	103,644	38,914	—	213,405
Investments in subsidiaries	1,232,909	(145,491)	73,598	(1,161,016)	—

Total intangibles and other assets	1,343,396	361,160	256,178	(1,161,016)	799,718

Total assets	$1,356,828	$1,017,531	$840,852	$(1,161,016)	$2,054,195

Liabilities and Shareholders’ Equity
Current liabilities:
Accounts payable and accrued expenses	$16,277	$72,557	$149,435	$—	$238,269
Credit arrangements	—	961	20,758	—	21,719
Unearned income	—	61,965	79,753	—	141,718
Other current liabilities	46,059	(30,256)	6,337	—	22,140

Total current liabilities	62,336	105,227	256,283	—	423,846
Long-term liabilities:
Credit arrangements, less current portion	—	5,546	13,309	—	18,855
Other liabilities	3,000	1,400	8,708	—	13,108
Net intercompany payables	(306,894)	(292,335)	599,229	—	—

Total long-term liabilities	(303,894)	(285,389)	621,246	—	31,963

Total liabilities	(241,558)	(180,162)	877,529	—	455,809
Total shareholders’ equity	1,598,386	1,197,693	(36,677)	(1,161,016)	1,598,386

Total liabilities and shareholders’ equity	$1,356,828	$1,017,531	$840,852	$(1,161,016)	$2,054,195

QUINTILES TRANSNATIONAL CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements — (Continued)

      The following are condensed consolidating statements of cash flows of the Company for the periods from September 26, 2003 through December 31, 2003 and January 1, 2003 through September 25, 2003 and the year ended December 31, 2002 and the year ended December 31, 2001 (unaudited) (in thousands):

September 26, 2003 through December 31, 2003

	Quintiles	Subsidiary	Subsidiary
	Transnational Corp.	Guarantors	Non-Guarantors	Eliminations	Total

Operating activities:
Net (loss) income	$(7,427)	$281	$21,980	$(22,261)	$(7,427)
Cumulative effect on prior years (to December 31, 2001) of changing to a different period of recognizing deferred income taxes	—	—	—	—	—

(Loss) income from operations	(7,427)	281	21,980	(22,261)	(7,427)
Adjustments to reconcile income from operations to net cash provided by operating activities:
Depreciation and amortization	3,153	17,268	17,696	—	38,117
Amortization of debt issuance costs	878	—	—	—	878
Restructuring charge (payments) accrual, net	(27)	(433)	(1,482)	—	(1,942)
(Gain) loss from sales and impairments of investments, net	(1,149)	(1,803)	—	—	(2,952)
Provision for (benefit from) deferred income tax expense	(387)	(75)	1,167	—	705
Change in operating assets and liabilities	53,914	14,867	9,785	—	78,566
Investment in subsidiaries and intercompany	(29,749)	1,074	6,414	22,261	—
Other	—	(157)	(173)	—	(330)

Net cash provided by operating activities	19,206	31,022	55,387	—	105,615
Investing activities:
Acquisition of property and equipment	(586)	(6,889)	(7,419)	—	(14,894)
Repurchase of common stock in Transaction	(1,617,567)	—	—	—	(1,617,567)
Payment of transaction costs in Transaction	(64,734)	—	—	—	(64,734)
Acquisition of businesses, net of cash acquired	—	—	(3,363)	—	(3,363)
Acquisition of commercial rights and royalties	—	(3,000)	—	—	(3,000)
Proceeds from disposition of property and equipment	—	310	1,650	—	1,960
Proceeds from (purchases of) debt securities, net	(1,212)	326	—	—	(886)
Purchases of equity securities and other investments	24,013	(30,023)	(10)	—	(6,020)
Proceeds from sale of equity securities and other investments	—	7,633	—	—	7,633

Net cash (used in) provided by investing activities	(1,660,086)	(31,643)	(9,142)	—	(1,700,871)
Financing activities:
Proceeds from borrowings, net of costs	734,529	(1,096)	—	—	733,433
Principal payments on credit arrangements	(775)	(338)	(4,534)	—	(5,647)
Capital contribution (successor)	390,549	—	—	—	390,549

Net cash provided by (used in) financing activities	1,124,303	(1,434)	(4,534)	—	1,118,335
Effect of foreign currency exchange rate changes on cash	—	—	9,788	—	9,788

(Decrease) increase in cash and cash equivalents	(516,577)	(2,055)	51,499	—	(467,133)
Cash and cash equivalents at beginning of period	509,439	190,526	142,331	—	842,296

Cash and cash equivalents at end of period	$(7,138)	$188,471	$193,830	$—	$375,163

QUINTILES TRANSNATIONAL CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements — (Continued)

January 1, 2003 through September 25, 2003

	Quintiles	Subsidiary	Subsidiary
	Transnational Corp.	Guarantors	Non-Guarantors	Eliminations	Total

Operating activities:
Net (loss) income	$37,161	$45,751	$16,465	$(62,216)	$37,161
Cumulative effect on prior years (to December 31, 2001) of changing to a different period of recognizing deferred income taxes	—	—	—	—	—

Income from operations	37,161	45,751	16,465	(62,216)	37,161
Adjustments to reconcile income from operations to net cash provided by operating activities:
Depreciation and amortization	1,034	27,712	37,125	—	65,871
Restructuring charge (payments) accrual, net	(634)	(2,050)	2,967	—	283
Transaction costs	44,057	—	—	—	44,057
Loss (gain) from sales and impairments of investments, net	2,661	(30,024)	—	—	(27,363)
Provision for (benefit from) deferred income tax expense	11,696	(1,414)	2,310	—	12,592
Change in operating assets and liabilities	(37,365)	47,483	28,054	—	38,172
Investment in subsidiaries and intercompany	453,500	(332,346)	(183,370)	62,216	—
Other	(478)	(1,114)	688	—	(904)

Net cash provided by operating activities	511,632	(246,002)	(95,761)	—	169,869
Investing activities:
Acquisition of property and equipment	(277)	(18,915)	(20,490)	—	(39,682)
Payment of transaction costs in Transaction	(2,896)	—	—	—	(2,896)
Acquisition of businesses, net of cash acquired	—	—	(1,379)	—	(1,379)
Acquisition of intangible assets	—	(500)	(4,019)	—	(4,519)
Acquisition of commercial rights and royalties	—	(17,710)	—	—	(17,710)
Proceeds from disposition of property and equipment	—	1,330	4,889	—	6,219
Proceeds from (purchases of) debt securities, net	(1,353)	26,620	—	—	25,267
Purchases of equity securities and other investments	(6,320)	(4,471)	(39)	—	(10,830)
Proceeds from sale of equity securities and other investments	1,391	60,533	2	—	61,926

Net cash (used in) provided by investing activities	(9,455)	46,887	(21,036)	—	16,396
Financing activities:
Principal payments on credit arrangements	—	(565)	(12,654)	—	(13,219)
Issuance of common stock, net (predecessor)	7,042	—	—	—	7,042

Net cash provided by (used in) financing activities	7,042	(565)	(12,654)	—	(6,177)
Effect of foreign currency exchange rate changes on cash	—	142	17,782	—	17,924

(Decrease) increase in cash and cash equivalents	509,219	(199,538)	(111,669)	—	198,012
Cash and cash equivalents at beginning of period	220	390,064	254,000	—	644,284

Cash and cash equivalents at end of period	$509,439	$190,526	$142,331	$—	$842,296

QUINTILES TRANSNATIONAL CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements — (Continued)

Year ended December 31, 2002

	Quintiles	Subsidiary	Subsidiary
	Transnational Corp.	Guarantors	Non-Guarantors	Eliminations	Total

Operating activities:
Net income	$127,323	$58,493	$16,814	$(75,307)	$127,323
Cumulative effect on prior years (to December 31, 2001) of changing to a different period of recognizing deferred income taxes	(45,659)	—	—	—	(45,659)

Income from operations	81,664	58,493	16,814	(75,307)	81,664
Adjustments to reconcile income from operations to net cash provided by operating activities:
Depreciation and amortization	2,410	42,868	44,546	—	89,824
Restructuring charge (payments) accrual, net	(2,609)	(5,817)	(12,732)	—	(21,158)
Loss (gain) from sales and impairments of investments, net	1,870	(16,531)	951	—	(13,710)
Provision for (benefit from) deferred income tax expense	4,408	(237)	(1,707)	—	2,464
Change in operating assets and liabilities	38,648	9,226	57,135	—	105,009
Investment in subsidiaries and intercompany	(64,383)	(64,414)	53,490	75,307	—
Other	30	1,411	958	—	2,399

Net cash provided by operating activities	62,038	24,999	159,455	—	246,492
Investing activities:
Acquisition of property and equipment	(880)	(18,380)	(20,897)	—	(40,157)
Acquisition of businesses, net of cash acquired	—	(5,499)	(22,469)	—	(27,968)
Acquisition of intangible assets	—	—	(2,541)	—	(2,541)
Advances to customer	—	(70,000)	—	—	(70,000)
Acquisition of commercial rights and royalties	—	(15,790)	—	—	(15,790)
Proceeds from disposition of property and equipment	—	(265)	6,555	—	6,290
Proceeds from (purchases of) debt securities, net	(1,981)	767	—	—	(1,214)
Purchases of equity securities and other investments	(25,499)	7,894	(494)	—	(18,099)
Proceeds from sale of equity securities and other investments	148	27,313	—	—	27,461
Advances to unconsolidated affiliates	(10,000)	—	(328)	—	(10,328)

Net cash (used in) provided by investing activities	(38,212)	(73,960)	(40,174)	—	(152,346)
Financing activities:
Principal payments on credit arrangements	—	(617)	(14,857)	—	(15,474)
Issuance of common stock, net (predecessor)	9,641	—	—	—	9,641
Repurchase of common stock	(27,024)	—	—	—	(27,024)

Net cash provided by (used in) financing activities	(17,383)	(617)	(14,857)	—	(32,857)
Effect of foreign currency exchange rate changes on cash	—	(384)	18,316	—	17,932

(Decrease) increase in cash and cash equivalents	6,443	(49,962)	122,740	—	79,221
Cash and cash equivalents at beginning of period	(6,223)	440,026	131,260	—	565,063

Cash and cash equivalents at end of period	$220	$390,064	$254,000	$—	$644,284

QUINTILES TRANSNATIONAL CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements — (Continued)

Year ended December 31, 2001 (Unaudited)

	Quintiles	Subsidiary	Subsidiary
	Transnational Corp.	Guarantors	Non-Guarantors	Eliminations	Total

Operating activities:
Net (loss) income	$(33,843)	$116,871	$(821)	$(116,050)	$(33,843)
Extraordinary gain from sale of discontinued operation, net of income tax	—	(142,030)	—	—	(142,030)

(Loss) income from operations	(33,843)	(25,159)	(821)	(116,050)	(175,873)
Adjustments to reconcile income from operations to net cash provided by operating activities:
Depreciation and amortization	849	53,045	42,209	—	96,103
Restructuring charge (payments) accrual, net	1,048	22,849	19,078	—	42,975
(Gain) loss from sales and impairments of investments, net	356,553	(32,533)	(19,078)	—	304,942
Provision for (benefit from) deferred income tax expense	(179,235)	120,790	(5,915)	—	(64,360)
Change in operating assets and liabilities	163,521	(115,838)	(4,848)	—	42,835
Investment in subsidiaries and intercompany	(410,882)	213,499	81,333	116,050	—
Other	—	177	557	—	734

Net cash provided by operating activities	(101,989)	236,830	112,515	—	247,356
Investing activities:
Acquisition of property and equipment	(17,539)	(88,262)	(28,182)	—	(133,983)
Acquisition of businesses, net of cash acquired	—	—	(6,620)	—	(6,620)
Acquisition of intangible assets	—	—	(26,735)	—	(26,735)
Acquisition of commercial rights and royalties	—	(10,000)	—	—	(10,000)
Proceeds from disposition of property and equipment	—	1,004	6,544	—	7,548
Proceeds from (purchases of) debt securities, net	(3,787)	75,683	—	—	71,896
Purchases of equity securities and other investments	(25,565)	(27,379)	—	—	(52,944)
Proceeds from sale of equity securities and other investments	121,944	12,538	—	—	134,482

Net cash (used in) provided by investing activities	75,053	(36,416)	(54,993)	—	(16,356)
Financing activities:
Principal payments on credit arrangements	—	(530)	(13,395)	—	(13,925)
Issuance of common stock, net (predecessor)	48,439	—	—	—	48,439
Repurchase of common stock	(22,694)	—	—	—	(22,694)

Net cash provided by (used in) financing activities	25,745	(530)	(13,395)	—	11,820
Effect of foreign currency exchange rate changes on cash	—	(6)	(7,965)	—	(7,971)

(Decrease) increase in cash and cash equivalents	(1,191)	199,878	36,162	—	234,849
Cash and cash equivalents at beginning of period	(5,032)	240,148	95,098	—	330,214

Cash and cash equivalents at end of period	$(6,223)	$440,026	$131,260	$—	$565,063

QUINTILES TRANSNATIONAL CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements — (Continued)

28.     Quarterly Financial Data (Unaudited)

      The following is a summary of unaudited quarterly results of operations (in thousands, except per share amounts):

	2003

				September 26
				through
			July 1, 2003 through	September 30,	Fourth
	First Quarter	Second Quarter	September 25, 2003	2003	Quarter

	Predecessor	Predecessor	Predecessor	Successor	Successor
Gross revenues	$511,607	$520,033	$467,182	$22,992	$524,173
Income from continuing operations before income taxes	38,121	44,814	(17,594)	1,245	2,150
Income (loss) from continuing operations	25,156	29,597	(17,592)	819	(8,246)
Net income	$25,156	$29,597	$(17,592)	$819	$(8,246)

Basic net income per share	$0.21	$0.25	$(0.15)	$0.01	$(0.07)

Diluted net income per share	$0.21	$0.25	$(0.15)	$0.01	$(0.07)

Range of stock prices	$11.990-13.210	$12.190-14.250	$13.660-14.490	N/A	N/A

	2002

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter

	Predecessor	Predecessor	Predecessor	Predecessor
Gross revenues	$493,296	$498,233	$490,965	$509,915
Income from continuing operations before income taxes	25,762	30,074	33,798	34,026
Income (loss) from continuing operations	17,261	20,626	21,179	22,598
Cumulative effect on prior years (to December 31, 2001) of changing to a different method of recognizing deferred income taxes	45,659	—	—	—

Net income	$62,920	$20,626	$21,179	$22,598

Basic net income per share:
Income from continuing operations	$0.15	$0.17	$0.18	$0.19
Cumulative effect of change in accounting principle	0.38	—	—	—

Basic net income per share	$0.53	$0.17	$0.18	$0.19

Diluted net income per share:
Income from continuing operations	$0.14	$0.17	$0.18	$0.19
Cumulative effect of change in accounting principle	0.38	—	—	—

Diluted net income per share	$0.52	$0.17	$0.18	$0.19

Range of stock prices	$14.680-19.300	$11.300-17.700	$8.350-12.457	$7.650-12.360

      As discussed in Note 19, the Company changed its method for calculating deferred income taxes related to multi-jurisdictional tax transactions effective January 1, 2002.

$450,000,000

Quintiles Transnational Corp.

Offer to Exchange

10% Senior Subordinated Notes due 2013,
which have been registered under the Securities Act of 1933, for any and all outstanding
10% Senior Subordinated Notes due 2013,
which have not been registered under the Securities Act of 1933

PROSPECTUS

March 30, 2004